File No. 812-14646

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT
TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF
EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 FROM SECTION 17(a) THEREOF

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

132 Turnpike Road Suite 210

Southborough, MA 01772

Forethought Variable Insurance Trust

Global Atlantic Investment Advisors, LLC

300 N. Meridian Street, Suite 1800

Indianapolis, IN 46204

Notice and Order to:

Sarah M. Patterson

Commonwealth Annuity and Life Insurance Company

Senior Vice President, Associate General Counsel

82 Hopmeadow Street, Suite 200

Simsbury, CT 06089

Communications and Copies of Notice and Order to:

Mary Jane Wilson-Bilik, Esq.

Cynthia R. Beyea, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: October 18, 2016

This document contains a total of 567 pages (including Appendix A).

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

132 Turnpike Road Suite 210

Southborough, MA 01772

Forethought Variable Insurance Trust

Global Atlantic Investment Advisors, LLC

300 N. Meridian Street, Suite 1800

Indianapolis, IN 46204

File No. 812-14646

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL
PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND
AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

Commonwealth Annuity and Life Insurance Company (“Commonwealth”) and Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company (“Select Separate Account”), Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company (“Select Separate Account II”), Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company (“Select Separate Account III”), Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company (“Fulcrum Separate Account”), Group VEL Account of Commonwealth Annuity and Life Insurance Company (“Group VEL Separate Account”), Inheritage Account of Commonwealth Annuity and Life Insurance Company (“Inheritage Separate Account”), Separate Account FUVUL of

Commonwealth Annuity and Life Insurance Company (“FUVUL Separate Account”), Separate Account IMO of Commonwealth Annuity and Life Insurance Company (“IMO Separate Account”), Separate Account KG of Commonwealth Annuity and Life Insurance Company (“KG Separate Account”), Separate Account KGC of Commonwealth Annuity and Life Insurance Company  (“KGC Separate Account”), Separate Account VA-K of Commonwealth Annuity and Life Insurance Company (“VA-K Separate Account”), Separate Account VA-P of Commonwealth Annuity and Life Insurance Company (“VA-P Separate Account”), Separate Account VEL of Commonwealth Annuity and Life Insurance Company (“VEL Separate Account”), Separate Account VEL II of Commonwealth Annuity and Life Insurance Company (“VEL II Separate Account”), Separate Account VEL III of Commonwealth Annuity and Life Insurance Company (“VEL III Separate Account”) (collectively, the “Separate Accounts,” and together with Commonwealth, the “Section 26 Applicants”) request that the Securities and Exchange Commission (“Commission”), pursuant to this application (this “Application”), issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) approving the substitution of shares of 78 investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of 20 registered investment companies(1) with shares of 13 investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of Forethought Variable Insurance Trust(2) (the “Trust”), under certain variable annuity contracts and variable life insurance policies (the “Contracts”) funded through the Separate Accounts.(3)  The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.”  The proposed substitutions are each referred to herein as a “Substitution” and collectively referred to as the “Substitutions.”(4)

The Section 26 Applicants, the Trust, and Global Atlantic Investment Advisors, LLC (“Global Atlantic,” and collectively with the Section 26 Applicants, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting

(1)  (1) AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647); (2) Alger Portfolios (File Nos. 811-05550; 033-21722); (3) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 33-57340); (4) Delaware VIP Trust (File Nos. 811-05162; 033-14363); (5) Deutsche Variable Series I (File Nos. 811-04257; 002-96461); (6) Deutsche Variable Series II (File Nos. 811-05002; 033-11802); (7) Dreyfus Investment Portfolios (File Nos. 811-08673; 333-47011); (8) Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010); (9) Fidelity Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773); (10) Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837); (11) Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704); (12) Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493); (13) Goldman Sachs Variable Insurance Trust (File Nos. 811-08361; 333-35883); (14) Janus Aspen Portfolio (File Nos. 811-07736; 033-63212); (15) Lazard Retirement Series, Inc. (File Nos. 811-08071; 333-22309); (16) Lincoln Variable Insurance Products Trust (File Nos. 811-08090; 033-70742); (17) MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668); (18) Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177); (19) Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546); (20) T. Rowe Price International Series, Inc. (File Nos. 811-07145; 033-07145).

(2)  File Nos. 811-22865; 333-189870.

(3)  See Sections I.B. and I.C., infra, for a description of the Separate Accounts and the Contracts, respectively.

(4)  See Sections IV.A., infra, for Table IV.A. listing the Existing Portfolios and corresponding Replacement Portfolios.

them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out some or all of the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios.

TABLE OF CONTENTS

I.	DESCRIPTION OF COMMONWEALTH, THE SEPARATE ACCOUNTS AND THE CONTRACTS		6

	A.	Commonwealth	6

	B.	The Separate Accounts	7

		TABLE I.B.	7

	C.	The Contracts	8

		TABLE I.C.	9

II.	THE EXISTING PORTFOLIOS		10

		TABLE II.	11

III.	THE TRUST AND THE REPLACEMENT PORTFOLIOS		13

IV.	THE PROPOSED SUBSTITUTIONS		15

	A.	The Proposed Substitutions	15

		TABLE IV.A.	16

	B.	Reasons and Support for the Proposed Substitutions	19

		TABLE IV.B.1.	21

		TABLE IV.B.2.	21

	C.	Comparisons of the Portfolios	25

	D.	Contract-Level Information	340

		TABLE IV.D.1.	341

		TABLE IV.D.2.	343

		TABLE IV.D.3.	344

	E.	Policies and Procedures for the Proposed Substitutions	345

V.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT		348

	A.	Applicable Law	348

	B.	Basis for a Section 26(c) Order	349

VI.	REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT		351

	A.	Applicable Law	351

	B.	Basis for a Section 17(b) Order	352

VII.	CONCLUSION		356

I.                DESCRIPTIONS OF COMMONWEALTH, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.            Commonwealth

Commonwealth is a life insurance company engaged in the business of writing individual and group annuity contracts and life insurance policies.  Commonwealth was originally organized under the laws of Delaware in July, 1974 and was subsequently re-domiciled in the state of Massachusetts effective December 31, 2002.  Commonwealth’s principal office is located at 132 Turnpike Road, Suite 210, Southborough, MA 01772.  As of December 31, 2015, Commonwealth had assets of approximately $12.3 billion.

Prior to December 30, 2005, Commonwealth (formerly Allmerica Financial Life Insurance and Annuity Company) was an indirect wholly-owned subsidiary of The Hanover Insurance Group (“THG”), formerly Allmerica Financial Corporation.  On that date, THG completed the closing of the sale of Commonwealth to The Goldman Sachs Group, Inc. (“Goldman Sachs”).  Effective September 1, 2006, Commonwealth changed its name from Allmerica Financial Life Insurance and Annuity Company to Commonwealth Annuity and Life Insurance Company.  Effective April 30, 2013, Goldman Sachs completed the transfer of the common stock of Commonwealth to Global Atlantic (Fin) Company, which is a wholly-owned indirect subsidiary of Global Atlantic Financial Group Limited.  Effective January 2, 2014, Forethought Services LLC acquired ownership of 79% of the shares of Commonwealth.  Forethought Services LLC is a wholly-owned subsidiary of Forethought Financial Group, Inc., which in turn is a wholly-owned subsidiary of Global Atlantic (Fin) Company.  The office of Global Atlantic Financial Group Limited is located at 19 Par-La-Ville Rd Hamilton, Bermuda.

As of December 31, 2015, Goldman Sachs owns a total of approximately 22% of the outstanding ordinary shares of Global Atlantic; and other investors, none of whom own more than 9.9%, own the remaining 78% of the outstanding ordinary shares.

B.            The Separate Accounts

Each of the 15 Separate Accounts meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder.  The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts.(5)  The table below lists the 1940 Act file number of each Separate Account:

TABLE I.B.

Separate Account	1940 Act File No.
Select Separate Account	811-06632
Select Separate Account II	811-08746
Select Separate Account III	811-08859
Fulcrum Separate Account	811-07799
Group VEL Separate Account	811-08704
Inheritage Separate Account	811-08120
FUVUL Separate Account	811-09731
IMO Separate Account	811-09529
KG Separate Account	811-07767
KGC Separate Account	811-07777
VA-K Separate Account	811-06293 811-06293-01
VA-P Separate Account	811-08848
VEL Separate Account	811-05183
VEL II Separate Account	811-07466
VEL III Separate Account	811-08857

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts.  Commonwealth is the legal owner of the assets in the Separate Accounts.  The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Commonwealth.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or a series thereof.  A subaccount of one or more of the Separate Accounts corresponds to each of the 78 Existing Portfolios.  Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of Commonwealth.

(5)  Pursuant to Rule 0-4(a) under the 1940 Act, the Section 26 Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein. The Section 26 Applicants hereby incorporate by reference information provided to Inactive Contract Owners (as defined below) about their Inactive Contracts (as defined below), the relevant Separate Accounts, and the relevant underlying funds.

C.            The Contracts

The Contracts are individual or group deferred variable annuity contracts or variable life insurance policies, with group participants acquiring certain ownership rights as described in the group contract or plan documents.  Contract owners and participants in group contracts (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract value to any subaccounts that are available as investment options under their respective Contracts.  Additionally, a Contract owner may also allocate some or all of his or her Contract value to any available fixed account options, each of which is guaranteed by assets of Commonwealth’s general account.  The Contracts are no longer offered for sale.

Certain Contracts have guaranteed living or death benefit features or riders.  No features or riders under the Contracts restrict a Contract owner’s ability to allocate purchase payments and transfer Contract value among the subaccounts.

By the terms of the Contracts (and as set forth in the prospectuses for the Contracts), Contract owners may transfer Contract value among any available subaccounts and fixed account options during the accumulation period, subject to certain limitations described below.  Contract owners may transfer Contract value among the subaccounts and any fixed account option by submitting a transfer request to Commonwealth.  Certain Contracts permit Contract owners to transfer Contract value automatically through participation in asset allocation models, dollar cost averaging programs, and/or account rebalancing programs.  Commonwealth does not currently impose a charge on transfers; however, Commonwealth reserves the right to impose a charge on transfers (subject to a maximum transfer charge).

Commonwealth reserves the right under certain Contracts to limit the number of transfers permitted during a given period of time.  In addition, under certain Contracts, Commonwealth imposes, or reserves the right to impose, minimum requirements on the amount that may be transferred, as well as the amount that must remain invested in a subaccount following a transfer of Contract value out of that subaccount.  Under certain Contracts, Commonwealth may limit the number of subaccounts to which a Contract owner may allocate Contract value at any one time, although no such limits are currently in place.  Commonwealth also has adopted market timing or disruptive trading policies and procedures under the Contracts that may operate to limit transfers.  Commonwealth may impose restrictions, including transfer charges and market value adjustments, on transfers from any fixed account options.  The extent to which automatic transfer programs are subject to any transfer charges, limits on transfers, or market timing or disruptive trading policies and procedures is disclosed in the applicable Contract’s prospectus.

The Contracts are each registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-4 or Form N-6, as applicable.  Each of the Contracts has particular fees, charges, and investment options, as described in the Contracts’ respective registration statements.  As set forth in the prospectuses for the Contracts, Commonwealth reserves the right to substitute shares of another registered investment company for the shares of any registered investment company already purchased or to be purchased in the future by the Separate Accounts.(6)

(6)  The prospectus for each Contract contains the following, or substantially similar, disclosure:

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a fund that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Portfolio no longer are available for investment or if in the Company’s judgment further investment in any Underlying Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

The table below lists the Contracts for which investment options will be replaced by the Substitutions proposed in this Application.  In addition to the Separate Account, 1933 Act File No., and Product Code (an internal code used by Commonwealth to administer the Contracts), the table below also indicates whether each Contract has been “Great-Wested” (i.e., Contracts that are no longer offered for sale and for which their respective registration statements are effective but no longer updated in reliance on the relief provided in the Great-West Life Insurance Company no-action letter (pub. avail. Oct. 23, 1990)).  The subset of Contracts that are Great-Wested are referred to herein as “Inactive Contracts,” and the subset of Contract owners that own Inactive Contracts are referred to as “Inactive Contract Owners.”(7)  Contracts that have not been Great-Wested are referred to herein as “Active Contracts.”

TABLE I.C.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Product Code	Active Contract (Yes / No)
Select Separate Account (811-06632)	333-92115	Allmerica Select Acclaim	PRD233	No
	333-63093	Allmerica Select Charter	PRD234	No
	333-86274	Allmerica Optim-L	PRD215	No
	033-47216	Select Resource I Select Resource II	PRD235	No
	333-78245	Select Reward	PRD236	No

Select Separate Account II (811-08746)	033-83604	Allmerica Select Life	PRD259	No

Select Separate Account III (811-08859)	333-58551	Allmerica Select SPL	PRD261	No
	333-84306	Allmerica SPL II	PRD314	No

Fulcrum Separate Account (811-07799)	333-11377	The Fulcrum Fund	PRD210	No

Group VEL Separate Account (811-08704)	033-82658	Group Vari-Exceptional Life Plus	PRD315	No

Inheritage Separate Account (811-08120)	033-70948	Allmerica Variable Inheritage	PRD264	No
		Allmerica Select Inheritage	PRD258	No

(7)  For Inactive Contracts, Commonwealth provides reports, confirmations and audited financial statements to Inactive Contract owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying funds in lieu of filing post-effective amendments to the registration statements relating to those Inactive Contracts or delivering updated Contract prospectuses to those Inactive Contract owners, in compliance with the Great-West Life Insurance Company no-action letter.  Updated prospectuses and annual and semi-annual reports for the underlying funds are provided to Inactive Contract owners.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Product Code	Active Contract (Yes / No)
FUVUL Separate Account (811-09731)	333-93031	First Union (ValuPlus Assurance)	PRD209	No

IMO Separate Account (811-09529)	333-84879	Allmerica VUL 2001	PRD303	No
		Allmerica Select Life Plus	PRD260	No
	333-90995	Select Survivorship VUL	PRD263	No

KG Separate Account (811-07767)	333-09965	Scudder Elite Annuity	PRD228	No
	333-63091	Scudder Gateway Advisor	PRD226	No
	333-46716	Scudder Gateway Incentive	PRD351 PRD352	No
	333-81019	Scudder Gateway Plus	PRD230	No

KGC Separate Account (811-07777)	333-10283	Scudder Gateway Custom Annuity	PRD227	No

VA-K Separate Account (811-06293) (811-06293-01)	033-39702	Commonwealth Annuity’s Advantage	PRD202	Yes
		Exec Annuity Plus 91 Annuity Exec Annuity Plus 93 Annuity	PRD206	Yes
	333-81861	Allmerica Immediate Advantage	PRD212	No
	333-38274	Allmerica Premier Choice	PRD223	No
	333-90543	Directed Advisory Solutions	PRD205	No
	333-81281	Delaware Golden Medallion	PRD246b	No
	033-44830	Delaware Medallion I Annuity Delaware Medallion II Annuity	PRD246	No
		Delaware Medallion III Annuity	PRD285	No

VA-P Separate Account (811-08848)	333-64831	Pioneer C-Vision	PRD217	No
	033-85916	Pioneer Vision II Annuity	PRD218	No
	333-81017	Pioneer Xtra Vision	PRD219	No

VEL Separate Account (811-05183)	033-42687	Vari Exceptional Life Plus	PRD384	No
	033-90320	Vari-Exceptional Life	PRD267b	No
	033-14672	Vari-Exceptional Life	PRD267	No

VEL II Separate Account (811-07466)	033-57792	VEL II (93)	PRD268	Yes

VEL III Separate Account (811-08857)	333-58385	Allmerica Estate Optimizer	PRD248	No

II.           THE EXISTING PORTFOLIOS

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the 78 Existing Portfolios held by the Separate Accounts with shares of the 13 Replacement Portfolios.  In selecting the Replacement Portfolios, Commonwealth sought to simplify fund lineups while reducing costs and maintaining a high-quality menu of investment options that would offer a similar diversity of investment options after the proposed Substitutions as is currently available under the Contracts.

Also, as discussed further below, certain subaccounts under the Contracts are “closed” to allocations of new premium payments and transfers of Contract value by existing Contract owners, including multiple subaccounts that invest in Existing Portfolios.  The closed subaccounts that invest in the Existing Portfolios will invest in the Replacement Portfolios once the proposed Substitutions are effected.  Immediately following the proposed Substitutions, all subaccounts that invest in the Replacement Portfolios will be available for the allocation of premium payments and transfers of Contract value by Contract owners.  Tables IV.D.1. and IV.D.3., included in Section IV.D. of this Application, show the diversity of investment options available under the Contracts before and after the proposed Substitutions, and Table IV.D.2., included in Section IV.D. of this Application, lists the closed subaccounts that invest in the Existing Portfolios.

Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions.  All shares of the Existing Portfolios owned by the Separate Accounts are within the scope of the proposed Substitutions.

TABLE II.

Existing Portfolio	Share Classes Owned by the Separate Accounts	Investment Adviser
AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647)

AB Global Thematic Growth Portfolio	Class B	AllianceBernstein L.P.
AB Growth and Income Portfolio	Class B
AB Growth Portfolio	Class B
AB Large Cap Growth Portfolio	Class A; Class B
AB Small/Mid Cap Value Portfolio	Class B
AB Value Portfolio	Class B

Alger Portfolios (File Nos. 811-05550; 033-21722)

Alger Balanced Portfolio	Class I-2	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio	Class I-2
Alger Large Cap Growth Portfolio	Class I-2
Alger Mid Cap Growth Portfolio	Class I-2
Alger Small Cap Growth Portfolio	Class I-2

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 33-57340)

Invesco V.I. American Franchise Fund	Series I; Series II	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Series I; Series II
Invesco V.I. High Yield Fund	Series I
Invesco V.I. International Growth Fund	Series I
Invesco V.I. Mid Cap Growth Fund	Series I; Series II
Invesco V.I. Value Opportunities Fund	Series II

Delaware VIP Trust (File Nos. 811-05162; 033-14363)

Delaware VIP High Yield Series	Standard Class	Delaware Management Company
Delaware VIP International Value Equity Series	Standard Class; Service Class
Delaware VIP Small Cap Value Series	Standard Class
Delaware VIP Smid Cap Growth Series	Standard Class; Service Class
Delaware VIP U.S. Growth Series	Standard Class
Delaware VIP Value Series	Standard Class

Deutsche Variable Series I (File Nos. 811-04257; 002-96461)

Deutsche Bond VIP	Class A	Deutsche Investment Management Americas Inc.
Deutsche Capital Growth VIP	Class A
Deutsche Core Equity VIP	Class A
Deutsche CROCI International VIP	Class A

Deutsche Variable Series II (File Nos. 811-05002; 033-11802)

Deutsche Global Equity VIP	Class A	Deutsche Investment Management Americas Inc.
Deutsche Global Growth VIP	Class A
Deutsche Global Income Builder VIP	Class A
Deutsche High Income VIP	Class A
Deutsche Large Cap Value VIP	Class A
Deutsche Small Mid Cap Growth VIP	Class A
Deutsche Small Mid Cap Value VIP	Class A
Deutsche Unconstrained Income VIP	Class A

Dreyfus Investment Portfolios (File Nos. 811-08673; 333-47011)

Dreyfus MidCap Stock Portfolio	Initial Shares	The Dreyfus Corporation

Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010)

Fidelity VIP Equity-Income Portfolio	Initial Class; Service Class 2	Fidelity Management & Research Company
Fidelity VIP Growth Portfolio	Initial Class; Service Class 2
Fidelity VIP High Income Portfolio	Initial Class; Service Class 2
Fidelity VIP Overseas Portfolio	Initial Class

Fidelity Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773)

Fidelity Contrafund Portfolio	Initial Class; Service Class 2	Fidelity Management & Research Company

Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837)

Fidelity VIP Growth & Income Portfolio	Initial Class; Service Class 2	Fidelity Management & Research Company
Fidelity VIP Growth Opportunities Portfolio	Service Class 2
Fidelity VIP Mid Cap Portfolio	Initial Class; Service Class 2
Fidelity VIP Value Strategies Portfolio	Service Class 2

Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704)

Fidelity VIP Asset Manager Portfolio	Initial Class; Service Class 2	Fidelity Management & Research Company

Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493)

Franklin Growth & Income VIP Fund	Class 2	Franklin Advisers, Inc.
Franklin Large Cap Growth VIP Fund	Class 2
Franklin Small-Mid Cap Growth VIP Fund	Class 2
Franklin Mutual Shares VIP Fund	Class 2	Franklin Mutual Advisers, Inc.
Franklin Small Cap Value VIP Fund	Class 2	Franklin Advisory Services, LLC
Templeton Foreign VIP Fund	Class 2	Templeton Global Advisors Limited
Templeton Growth VIP Fund	Class 2	Templeton Global Advisors Limited

Goldman Sachs Variable Insurance Trust (File Nos. 811-08361; 333-35883)

Goldman Sachs Core Fixed Income Fund	Service Shares	Goldman Sachs Asset Management, L.P.,
Goldman Sachs Growth Opportunities Fund	Service Shares
Goldman Sachs Strategic Growth Fund	Service Shares
Goldman Sachs Strategic International Equity Fund	Service Shares
Goldman Sachs Mid Cap Value Fund	Service Shares
Goldman Sachs U.S. Equity Insights Fund	Service Shares

Janus Aspen Portfolio (File Nos. 811-077736; 033-63212)

Janus Aspen Janus Portfolio	Inst. Shares; Service Shares	Janus Capital Management LLC
Janus Aspen Enterprise Portfolio	Service Shares

Lazard Retirement Series, Inc. (File Nos. 811-08071; 333-22309)

Lazard Retirement International Equity Portfolio	Service Shares	Lazard Asset Management LLC

Lincoln Variable Insurance Products Trust (File Nos. 811-08090; 033-70742)

LVIP Delaware Foundation Moderate Allocation Fund	Standard Class	Lincoln Investment Advisors Corporation

MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS Growth Series	Initial Class	Massachusetts Financial Services Company
MFS Investors Trust Series	Initial Class
MFS Mid Cap Growth Series	Service Class
MFS New Discovery Series	Service Class
MFS Total Return Series	Service Class

Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177)

Oppenheimer Capital Appreciation Fund/VA	Service Shares	OFI Global Asset Management, Inc.
Oppenheimer Global Fund/VA	Service Shares
Oppenheimer Main Street Fund/VA	Non-Service; Service Shares

Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546)

Pioneer Bond VCT Portfolio	Class I	Pioneer Investment Management, Inc.
Pioneer Equity Income VCT Portfolio	Class I
Pioneer Fund VCT Portfolio	Class I; Class II
Pioneer High Yield VCT Portfolio	Class I; Class II
Pioneer Mid Cap Value VCT Portfolio	Class I; Class II
Pioneer Strategic Income VCT Portfolio	Class I

T. Rowe Price International Series, Inc. (File Nos. 811-07145; 033-07145)

T. Rowe Price International Stock Portfolio	—	T. Rowe Price Associates, Inc.

III.                              THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is an insurance-dedicated Delaware statutory trust that was organized on June 17, 2013.  The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-22865) and its shares are registered under the 1933 Act (File No. 333-189870).  The Trust is a series investment company and currently has 30 separate portfolios (each, a “Global Atlantic Fund,” and collectively, the “Global Atlantic Funds”).  The following 13 Global Atlantic Funds comprise the Replacement Portfolios:

1.              Global Atlantic BlackRock Allocation Portfolio

2.              Global Atlantic BlackRock Disciplined Core Portfolio

3.              Global Atlantic BlackRock Disciplined Growth Portfolio

4.              Global Atlantic BlackRock Disciplined International Core Portfolio

5.              Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio

6.              Global Atlantic BlackRock Disciplined Small Cap Portfolio

7.              Global Atlantic BlackRock Disciplined U.S. Core Portfolio

8.              Global Atlantic BlackRock Disciplined Value Portfolio

9.              Global Atlantic BlackRock High Yield Portfolio

10.       Global Atlantic Goldman Sachs Core Fixed Income Portfolio

11.       Global Atlantic Goldman Sachs Global Equity Insights Portfolio

12.       Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio

13.       Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio

Each Replacement Portfolio is a new Global Atlantic Fund with no history of operations.  The Trust initially amended its registration statement on November 16, 2015 to add the Replacement Portfolios as series of the Trust, and the Trust’s registration statement, as amended, became effective on March 31, 2016 and was subsequently amended on April 25, 2016 and October 12, 2016.(8)  Following the proposed Substitutions, Global Atlantic and its affiliates may market the Replacement Portfolios as potential investment options for other insurers’ variable annuity contracts and variable life insurance policies.

Each Replacement Portfolio offers three classes of shares:  Class I, Class II, and Class III.  Only Class I and Class II shares are involved in the proposed Substitutions.  Class I shares are offered at net asset value (“NAV”), without an initial sales charge or a contingent deferred sales charge (“CDSC”) and are not subject to an asset-based fee assessed pursuant to a plan under Rule 12b-1 (“12b-1 Fee”).  Class II shares are offered at NAV, without an initial sales charge or a CDSC, but are subject to a 12b-1 Fee of up to 0.25%.

Global Atlantic, an Indiana limited liability company and a registered investment adviser, serves as investment adviser for each of the Global Atlantic Funds pursuant to an investment advisory agreement between the Trust, on behalf of each Global Atlantic Fund, and Global Atlantic (the “Investment Advisory Agreement”).  Subject to the oversight of the Trust’s board of trustees, Global Atlantic is responsible for the provision of all investment advisory and portfolio management services for the Global Atlantic Funds, including establishing and recommending modifications to each Global Atlantic Fund’s investment objective(s), strategies, policies, and restrictions.

Each Replacement Portfolio is sub-advised by BlackRock Investment Management, LLC (also referred to herein as “BlackRock”) or Goldman Sachs Asset Management, L.P. (also referred to herein as “GSAM”).  The sub-adviser of each Replacement Portfolios is set forth in Section IV.C. of this Application.  BlackRock is a wholly owned subsidiary of BlackRock, Inc.  BlackRock is a registered investment adviser and a commodity pool operator organized in Princeton, New Jersey. BlackRock, Inc. and its affiliates had approximately $4.64 trillion in assets under management as of December 31, 2015.  BlackRock Investment Management, LLC is located at 1 University Square, Princeton, NJ 08536.  GSAM is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs.  As of December 31, 2015, GSAM, including its investment advisory affiliates, had assets under supervision of approximately $1.08 trillion.  GSAM’s principal offices are located at 200 West Street, New York, NY 20182.

Global Atlantic has the responsibility, subject to oversight by the Trust’s board of trustees and, as required shareholder approval, for the selection and oversight of the Global Atlantic Funds’ sub-advisers, including recommending for the board of trustees’ consideration the termination and replacement of any sub-adviser.  Each sub-adviser is responsible for the day-to-day investment management of the Global Atlantic Funds.  As part of its ongoing oversight of each sub-adviser, Global Atlantic is responsible for monitoring the sub-adviser’s performance and adherence to the

(8)  Pursuant to Rule 0-4(a) under the 1940 Act, the Section 26 Applicants and the Trust incorporate by reference the Trust’s registration statement (File Nos. 811-22865; 333-189870) to the extent necessary to supplement the descriptions and representations contained herein.

applicable Global Atlantic Fund’s investment objective(s), strategies, policies, and restrictions as well as the sub-adviser’s compliance and operational matters.

The Trust operates pursuant to an exemptive order from the Commission (File No. 812-11002) (the “Manager of Managers Order”) that permits Global Atlantic, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to: (i) select a new sub-adviser or additional sub-adviser for each Global Atlantic Fund; (ii) terminate any existing sub-adviser and/or replace any existing sub-adviser; (iii) enter into new sub-advisory agreements(9) and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate a Global Atlantic Fund’s assets among one or more sub-advisers.  The Manager of Managers Order exempts the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements.

The Manager of Managers Order applies to each of the Replacement Portfolios, and the Replacement Portfolios statutory prospectuses will disclose and explain the existence, substance, and effect of the Manager of Managers Order.  However, as discussed in Section IV.B.4. of this Application, Global Atlantic has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.  In addition, the statutory prospectuses of the Replacement Portfolios will be revised to disclose that the Replacement Portfolios may not rely on the Manager of Managers Order without first obtaining shareholder approval.

Shares of the Trust are continuously distributed and underwritten by Northern Lights Distributors, LLC, a registered broker-dealer with the Commission under the Securities Exchange Act of 1934.  MUFG Union Bank, N.A. serves as custodian of the Trust’s assets.  Gemini Fund Services, LLC serves as the Trust’s administrator, transfer agent, and fund accountant.

IV.                               THE PROPOSED SUBSTITUTIONS

A.            The Proposed Substitutions

Commonwealth, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds.  The Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the

(9)  Under the Manager of Managers Order, Global Atlantic may enter into a sub-advisory agreement with a sub-adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or Global Atlantic without such sub-advisory agreement, including the compensation to be paid thereunder, being approved by the Replacement Portfolio’s shareholders.

Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

TABLE IV.A.

Fund Type	Sub. No.	Existing Portfolio (Share Class(es))	Replacement Portfolio (Share Class(es))
Equity	1.	AB Large Cap Growth Portfolio (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
		AB Large Cap Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
	2.	Deutsche Core Equity VIP (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	3.	Delaware VIP U.S. Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	4.	Fidelity VIP Contrafund Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
		Fidelity VIP Contrafund Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	5.	Fidelity VIP Growth Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
		Fidelity VIP Growth Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	6.	Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	7.	Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	8.	Franklin Large Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	9.	Goldman Sachs Strategic Growth Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	10.	Goldman Sachs U.S. Equity Insights Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	11.	Invesco V.I. American Franchise Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
		Invesco V.I. American Franchise Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
	12.	Invesco V.I. Core Equity Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
		Invesco V.I. Core Equity Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
	13.	MFS Growth Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	14.	MFS Investors Trust Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	15.	Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
	16.	Pioneer Fund VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
		Pioneer Fund VCT Portfolio (Class II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
	17.	Alger Capital Appreciation Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)

18.	Deutsche CROCI International VIP (Class A)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
19.	Delaware VIP International Value Equity Series (Standard Class, Service Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
20.	Fidelity VIP Overseas Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
21.	Invesco V.I. International Growth Fund (Series I)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
22.	Goldman Sachs Strat. International Equity Fund (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
23.	Lazard Retirement International Equity Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)
24.	T. Rowe Price International Stock Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
25.	Templeton Foreign VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
26.	AB Growth and Income Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
27.	AB Value Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
28.	Deutsche Large Cap Value VIP (Class A)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
29.	Fidelity VIP Equity-Income Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
	Fidelity VIP Equity-Income Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
30.	Franklin Mutual Shares VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
31.	Franklin Growth & Income VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
32.	Invesco V.I. Value Opportunities Fund (Series II)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
33.	Pioneer Equity Income VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
34.	Alger Mid Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
35.	Deutsche Small Mid Cap Growth VIP (Class A)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
36.	Delaware VIP Smid Cap Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
	Delaware VIP Smid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
37.	Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
38.	Franklin Small-Mid Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
39.	Invesco V.I. Mid Cap Growth Fund (Series I, Series II)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
40.	Goldman Sachs Growth Opportunities Fund (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
41.	Janus Aspen Enterprise Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
42.	MFS Mid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

	43.	Alger Small Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)
	44.	Delaware VIP Small Cap Value Series (Standard Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)
	45.	Franklin Small Cap Value VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)
	46.	MFS New Discovery Series (Service Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)
	47.	AB Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)
	48.	Delaware VIP Value Series (Standard Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)
	49.	Oppenheimer Main Street Fund/VA (Non-Service Class, Service Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)
	50.	AB Global Thematic Growth Portfolio (Class B)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
	51.	Deutsche Global Equity VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)
	52.	Deutsche Global Growth VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)
	53.	Oppenheimer Global Fund/VA (Service Shares)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
	54.	Templeton Growth VIP Fund (Class 2)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
	55.	Alger Large Cap Growth Portfolio (Class I-2)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)
	56.	Deutsche Capital Growth VIP (Class A)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)
	57.	Janus Aspen Janus Portfolio (Institutional Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)
		Janus Aspen Janus Portfolio (Service Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)
	58.	AB Small/Mid Cap Value Portfolio (Class B)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
	59.	Deutsche Small Mid Cap Value VIP (Class A)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
	60.	Dreyfus Midcap Stock Portfolio (Initial Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
	61.	Fidelity VIP Value Strategies Portfolio (Service Class 2)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
	62.	Goldman Sachs Mid Cap Value Fund (Service Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
	63.	Pioneer Mid Cap Value VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
		Pioneer Mid Cap Value VCT Portfolio (Class II)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
Fixed Income	64.	Deutsche High Income VIP (Class A)	Global Atlantic BlackRock High Yield Portfolio (Class I)
	65.	Delaware VIP High Yield Series (Standard Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
	66.	Fidelity VIP High Income Portfolio (Initial Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
		Fidelity VIP High Income Portfolio (Service Class 2)	Global Atlantic BlackRock High Yield Portfolio (Class II)

	67.	Invesco V.I. High Yield Fund (Series I)	Global Atlantic BlackRock High Yield Portfolio (Class I)
	68.	Pioneer High Yield VCT Portfolio (Class I, Class II)	Global Atlantic BlackRock High Yield Portfolio (Class I)
	69.	Deutsche Bond VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
	70.	Deutsche Unconstrained Income VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
	71.	Goldman Sachs Core Fixed Income Fund (Service Shares)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
	72.	Pioneer Bond VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
	73.	Pioneer Strategic Income VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
Balanced Allocation	74.	Alger Balanced Portfolio (Class I-2)	Global Atlantic BlackRock Allocation Portfolio (Class I)
	75.	Deutsche Global Income Builder VIP (Class A)	Global Atlantic BlackRock Allocation Portfolio (Class I)
	76.	Fidelity VIP Asset Manager Portfolio (Initial Class)	Global Atlantic BlackRock Allocation Portfolio (Class I)
		Fidelity VIP Asset Manager Portfolio (Service Class 2)	Global Atlantic BlackRock Allocation Portfolio (Class II)
	77.	LVIP Delaware Foundation Moderate Allocation Fund (Standard Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)
	78.	MFS Total Return Series (Service Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

B.            Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein are part of a strategic business goal of Commonwealth to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to Contract owners.  To this end, Commonwealth undertook a thorough review of the subaccounts offered under the Contracts, with the goals of reducing costs to Contract owners while maintaining a high-quality, yet more simplified, line-up of subaccounts.  The Section 26 Applicants believe that the Substitutions proposed in this Application will help to accomplish these goals.  The principal purposes of the proposed Substitutions are as follows:

1.              Simplified Menu of Investment Options

In selecting the Replacement Portfolios, Commonwealth sought to simplify fund lineups while maintaining a high-quality menu of investment options.  Commonwealth evaluated each subaccount offered under the Contracts to ensure that the Contracts would offer the same diversity of investment styles after the proposed Substitutions as is currently available under the Contracts, all while simultaneously streamlining the Contracts’ fund line-ups, which currently offer up to 58 different investment options per Contract (including different share classes and excluding fixed account options).  Tables IV.D.1 and IV.D.3, included in Section IV.D. of this Application, show the range of investment options available under the Contracts before and after the proposed Substitutions.

By eliminating investment options with substantially similar investment objectives, strategies and risks, Commonwealth can present a more streamlined menu of investment options under the Contracts.  Since the proposed Substitutions were designed to reduce investment-option redundancy, the variety of available investment styles under the Contracts will not be adversely impacted.   Commonwealth also anticipates that eliminating investment option redundancy and reducing the number of fund prospectuses and reports that a Contract owner must analyze to make an informed investment decision regarding the allocation of premium payments and Contract value will enhance Contract owner understanding and make the investment decision process more manageable.

2.              Simplification of the Investment Process

The Section 26 Applicants submit that the proposed Substitutions will simplify the amount of investment materials that Contract owners receive regarding the investment options available through the Separate Accounts.  By reducing the number of underlying registered open-end management investment companies offered under the Contracts, the proposed Substitutions necessarily reduce the number of underlying fund prospectuses and prospectus formats that Contract owners must navigate.  Even after meeting the requirements of Form N-1A and Rule 498, there is still a wide variation in the presentation of material from one registered open-end management investment company to another, which makes navigating and comparing information more complicated for the Contract owner.  The proposed Substitutions will simplify the investment decision process for Contract owners, as the Replacement Portfolios, as portfolios of the Trust, employ a common share class structure, a common set of policies and procedures, a common summary prospectus format, and a combined statutory prospectus and statement of additional information.

3.              Consistency in Investment Objectives, Strategies and Risks; Quality Management; Lower or Equal Net Annual Operating Expenses

Commonwealth carefully reviewed each proposed Substitution with the goal of offering Contract owners investment options with Replacement Portfolios that preserve their essential investment expectations.  The proposed Substitutions involve substituting an Existing Portfolio for a Replacement Portfolio with substantially similar investment objectives, principal investment strategies, and principal risks.  In addition, the Replacement Portfolios are managed by Global Atlantic, an established investment adviser, and sub-advised by BlackRock or GSAM, which are considered, along with their investment advisory affiliates, to be leading asset managers.  As such, Contract owners will continue to have access to high-quality investment advisers.

Importantly, Commonwealth sought to provide Contract owners with investment options with lower or equal operating expenses.  Based on the fees and estimated expenses of the Replacement Portfolios, Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have lower or equal net annual operating expenses, in many cases significantly lower total and net annual operating expenses, immediately after the proposed Substitutions as before the proposed Substitutions.(10) Indeed, the following table shows the

(10)  The Portfolio comparisons provided in Section IV.C. of this Application compare the fees and expenses, including net annual operating expenses, of each Replacement Portfolio and its corresponding Existing Portfolio.

reductions in net annual operating expenses across the 909 subaccounts and approximately $2.06 billion in assets (as of December 31, 2015) involved in the proposed Substitutions.

TABLE IV.B.1.

Reduction in Net Annual Operating Expenses	Percentage (Number) of Affected Subaccounts Benefited by Reduction in Net Annual Operating Expenses	Approximate Percentage (Number) of Assets Involved in the Proposed Substitutions Benefited by Reduction in Net Annual Operating Expenses
At least 0.60%	2.97% (27)	0.35% ($7.28 million)
At least 0.50%	14.30% (130)*	10.48% ($215.96 million)**
At least 0.40%	28.38% (258)*	19.80% ($407.83 million)**
At least 0.30%	46.42% (422)*	30.68% ($632.11 million)**
At least 0.20%	62.60% (569)*	48.81% ($1.01 billion)**
At least 0.10%	83.83% (762)*	75.79% ($1.56 billion)**

*Inclusive of all subaccounts in the row(s) above.

** Inclusive of all assets in the row(s) above.

Based on the Existing Portfolios’ assets and the Replacement Portfolios’ estimated assets as of December 31, 2015, the weighted average net expense ratios of the Existing Portfolios and the Replacement Portfolios are 0.82% and 0.58%, respectively, and the reduction in the weighted average net expense ratio would result in approximately $4.81 million in cost savings to Contract owners.

Moreover, each Replacement Portfolio has a management fee breakpoint schedule that could only further reduce the Replacement Portfolio’s management fee (i.e., the Replacement Portfolios’ management fees cannot increase under their breakpoint schedules). Also, the Replacement Portfolios are subject to the expense limits set forth below, under which Global Atlantic has contractually agreed to waive management fees and to reimburse expenses at least until November 30, 2017 so that the net annual operating expenses after any fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold  short), taxes and extraordinary expenses, such as litigation of the Replacement Portfolio do not exceed a certain level of the daily average net assets attributable to the respective class of shares.(11)

TABLE IV.B.2.

Replacement Portfolio	Expense Limit Class I	Expense Limit Class II
Global Atlantic BlackRock Allocation Portfolio	0.31%	0.56%
Global Atlantic BlackRock Disciplined Core Portfolio	0.48%	0.73%
Global Atlantic BlackRock Disciplined Growth Portfolio	0.54%	0.79%
Global Atlantic BlackRock Disciplined International Core Portfolio	0.69%	0.94%
Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio	0.63%	0.88%

(11)  The expense reimbursement is subject to possible recoupment from the Replacement Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits.

Global Atlantic BlackRock Disciplined Small Cap Portfolio	0.63%	0.88%
Global Atlantic BlackRock Disciplined U.S. Core Portfolio	0.48%	0.73%
Global Atlantic BlackRock Disciplined Value Portfolio	0.54%	0.79%
Global Atlantic BlackRock High Yield Portfolio	0.59%	0.84%
Global Atlantic Goldman Sachs Core Fixed Income Portfolio	0.43%	0.68%
Global Atlantic Goldman Sachs Global Equity Insights Portfolio	0.72%	0.97%
Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio	0.46%	0.71%
Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio	0.64%	0.89%

In addition, the Section 26 Applicants agree that, for a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), and for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, Commonwealth or an affiliate thereof (other than the Trust) will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application.  Commonwealth will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

4.              Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Section 26 Applicants (except in some instances, the Separate Accounts may, as of the date of this Application, own more than 5% of the outstanding shares of such Existing Portfolio) and is managed by an unaffiliated investment adviser.  The proposed Substitutions will replace the Existing Portfolios with investment options for which Global Atlantic, an affiliate of the Section 26 Applicants, acts as investment adviser.  As such, the proposed Substitutions will permit Global Atlantic, under the Manager of Managers Order, to hire, monitor and replace sub-advisers as necessary to achieve optimal performance.

Notwithstanding the Manager of Managers Order, or any replacement order from the Commission, Global Atlantic has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order, or any replacement order from the Commission, with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order or any replacement order from the Commission at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.  In addition, the statutory prospectuses of the Replacement Portfolios will be revised to disclose that the Replacement Portfolios may not rely on the Manager of Managers Order without first obtaining shareholder approval.

After a Replacement Portfolio obtains shareholder approval, the Replacement Portfolio may continue to rely on the Manager of Managers Order or any replacement order from the Commission without obtaining shareholder approval.

5.              No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar investment option without interruption and without any cost to them.  As such, Commonwealth or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions.  The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.  The Contract value of each Contract owner affected by the proposed Substitutions will not change as a result of the proposed Substitutions.  The terms of the benefits available under the Contracts will not change as a result of the proposed Substitutions.

Because the Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions.  What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict.  Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

6.              Principal Motivations for Commonwealth and its Affiliates

Greater Efficiencies in Administering the Contracts.  Issuers of variable contracts are required, under provisions of the 1993 Act and 1940 Act, to provide certain mailings and communications that are generated by the investment options under their variable contracts.  Specifically, insurance companies must distribute fund prospectuses, prospectus supplements, annual and semi-annual reports, and proxy materials to the beneficial owners of interests in those investment options (i.e., the contract owners).  Off-cycle communications create mailing and administrative expenses for the issuing insurance company.  The expenses associated with these mailings increase as more registered open-end management investment companies are offered as investment options under variable contracts.

The proposed Substitutions will reduce the number of underlying registered open-end management investment companies offered under the Contracts, while nonetheless maintaining a similar variety of fund options.  With fewer third-party fund companies offered through the Contracts, customer mailings (e.g., prospectus supplements) will decrease.  Because customer mailings after the proposed Substitutions will be easier to schedule and aggregate, the Section 26 Applicants expect to realize significant administrative cost savings.  Such cost savings will not only benefit the Applicants, but will also benefit Contract owners that invest in the Replacement Portfolios.  The ability of Commonwealth and Global Atlantic to coordinate on the form and timing of communications to Contract owners should result in fewer expenses for the Replacement Portfolios, which will be reflected in the Replacement Portfolios’ expense ratios.

In addition, many of the subaccounts involved in the proposed Substitutions have few assets.  The costs of administering subaccounts with few assets are similar to the costs of administering subaccounts with substantially more assets.  As such, the administration of numerous subaccounts with few assets creates extraordinary and disproportionate expenses for Commonwealth.  As of December 31, 2015, of the 909 subaccounts involved in the proposed Substitutions:

•                  68% (616) had $1 million or less in assets*;

•                  58% (526) had $500 thousand or less in assets*;

•                  35% (312) had $100 thousand or less in assets*;

•                  28% (254) had $50 thousand or less in assets*;

•                  10% (93) had $1 thousand or less in assets*; and

•                  8% (77) had $100 or less in assets.

*Inclusive of all subaccounts in the bullets below.

Through the proposed Substitutions, the number of subaccounts that have few assets will be substantially reduced, resulting in additional, significant cost savings for Commonwealth.

Greater Efficiencies in Compliance Oversight.  Commonwealth anticipates that costs associated with compliance will be reduced as a result of the proposed Substitutions without reducing the effectiveness of Commonwealth’s compliance programs.  Compliance matters—such as computing accumulation unit values pursuant to Rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts—often involve significant, and in some cases daily, communication and coordination among Commonwealth, its service providers, the portfolios in which the subaccounts invest, and the portfolios’ service providers.  By reducing the number of third-party investment options, Commonwealth believes the costs associated with compliance oversight will be reduced, all without reducing the effectiveness of such programs.  The proposed Substitutions will increase efficiencies by enabling Commonwealth to work principally with Global Atlantic, an affiliate, rather than numerous third-party investment advisers in different locations with different policies, procedures, systems, and availability.  For the same reasons, the proposed Substitutions will help simplify due diligence that Commonwealth performs in connection with compliance monitoring of the portfolios as investment vehicles for the subaccounts.

Support the Forethought Variable Insurance Trust Platform.  Global Atlantic and its affiliates have dedicated substantial resources to building and supporting the Trust’s platform and are committed to growing the Replacement Portfolios’ assets.  Following the proposed Substitutions, Global Atlantic and its affiliates may market the Replacement Portfolios as potential investment options for other insurers’ variable annuity contracts and variable life insurance policies.  Each of the Replacement Portfolios will be available for investment under each Contract following the proposed Substitutions, and the Replacement Portfolios may be included as part of fund line-ups for existing and/or new variable products.   The Replacement Portfolios may also become investment options under existing variable products through substitutions in accordance with section 26(c) of the 1940

Act.  Global Atlantic and its affiliates intend to explore each of these and other options to expand the Trust’s platform and grow the Replacement Portfolios’ assets.

C.            Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.                                      Investment advisers and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal risks(12);

2.                                      Assets, fees, and expenses(13); and

3.                                      Performance histories.

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal risks is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Each comparison of the Portfolios’ assets, fees, and expenses reflects the Existing Portfolio’s assets as of December 31, 2015 and compares the Existing Portfolio’s and Replacement Portfolio’s fees and expenses.  If multiple share classes of an Existing Portfolio are affected by a proposed Substitution, the fees and expenses of each class are set forth below.  The expenses of each Replacement Portfolio are estimates for the current fiscal year based on the anticipated asset levels of the Replacement Portfolio following the proposed Substitution.

Importantly, for each Substitution, the combined current management fee and Rule 12b-1 fee of the Replacement Portfolio is lower than, or equal to, that of the Existing Portfolio.  In addition, the Section 26 Applicants believe, based on estimates for the current fiscal year, the total and net annual operating expenses of each Replacement Portfolio will be lower than, or equal to, those of its corresponding Existing Portfolio.  As such, for each Substitution, it is anticipated that the proposed Substitution will benefit Contract owners with Contract value allocated to the Existing Portfolio by lowering the total and net annual operating expense ratios immediately following the Substitution.  The Section 26 Applicants note that the lower estimated total and net annual operating expense ratios of each Replacement Portfolio relative to its corresponding Existing Portfolio could positively affect the performance of the Replacement Portfolio compared to the Existing Portfolio.

(12)  Based on the Existing Portfolio’s summary prospectus as filed with the SEC as of October 5, 2016.  The investment risks of each Existing Portfolio disclosed in this Application correspond to the investment risks listed in the Existing Portfolio’s summary prospectus.  Only the risk sub-headings were utilized in this Section IV.C. of the Application to disclose a Portfolio’s principal investment risks.  Appendix A to this Application includes the disclosure that accompanies each Portfolio’s principal risks.

(13)  Based on the Existing Portfolio’s prospectus as filed with the SEC as of October 5, 2016.

With respect to the comparisons of the Portfolios’ performance histories, because the Replacement Portfolios have no operating histories, comparisons of actual performances are not provided for the proposed Substitutions.

The comparison of performance histories for each Substitution contains:

i.                  The average annual total returns for the Existing Portfolio for the time periods indicated as of December 31, 2015;

ii.               If available, the performance of the Portfolio’s performance benchmark index or indices for the same time periods.

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution by Product Code.  Table I.C., included in Section I.C. of this Application, lists the Product Code applicable to each Contract.

Substitution No. 1.	AB Large Cap Growth Portfolio (Class A, Class B) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Large Cap Growth Portfolio (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
AB Large Cap Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. companies. The Portfolio invests primarily in the domestic equity securities of companies selected by the Adviser for their growth potential within various market sectors. The Portfolio emphasizes investments in large, seasoned companies. Under normal circumstances, the Portfolio will invest at least 80% of its net assets in common stocks of large-capitalization companies.

For these purposes, “large-capitalization companies” are those that, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the Russell 1000 Growth Index. While the market capitalizations of companies in the Russell 1000 Growth Index ranged from approximately $1.0 billion to $587 billion as of December 31, 2015, the Portfolio normally will invest in common stocks of companies with market

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment capitalizations of at least $5 billion at the time of purchase.
The Adviser expects that normally the Portfolio’s portfolio will tend to emphasize investments in securities issued by U.S. companies, although it may invest in foreign securities.
The Adviser allocates the Portfolio’s investments among broad sector groups based on the fundamental company research conducted by the Adviser’s internal research staff, assessing the current and forecasted investment opportunities and conditions, as well as diversification and risk considerations. The Adviser may vary the percentage allocations among market sectors and may change the market sectors in which the Portfolio invests as companies’ potential for growth within a sector matures and new trends for growth emerge.

The Adviser’s research focus is on companies with high sustainable growth prospects, high or improving return on invested capital, transparent business models, and strong and lasting competitive advantages.

The Portfolio may, at times, invest in shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities. ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. These transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market Risk • Focused Portfolio Risk • Foreign (Non-U.S.) Risk • Derivatives Risk • Management Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of domestic large-capitalization companies, and each Portfolio primarily invests in the common stock of such companies.  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 1000® Growth Index: approximately $1.0 billion to $587 billion, $8.80 billion median, as of December 31, 2015) and the Replacement Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015) to identify large-capitalization companies.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Also, although the Portfolios focus on U.S. companies, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Also, although only the Replacement Portfolio’s principal investment strategies specifically identify preferred stocks and convertible securities as potential investments, the Existing Portfolio’s statutory prospectus states that the Existing Portfolio may invest in preferred stocks and convertible securities as well.(14)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $458.74 million.  As of December 31, 2015, the proposed Substitution will involve approximately $9.20 million of the net assets of the Existing Portfolio’s Class A shares and $31.99 million of the net assets of the Existing Portfolio’s Class B shares, totaling $41.19 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and

(14)  See AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 28, 2016).

Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Large Cap Growth Portfolio	Global Atlantic BlackRock Disciplined Core Portfolio(15)
Share Class	Class A	Class I
Management Fee	0.75%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.07%	0.09%
Total Annual Operating Expenses	0.82%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.82%	0.48%
Management Fee Breakpoint Schedule	0.75 of 1% of the first $2.5b 0.65 of 1% over $2.5b up to $5b 0.60 of 1% over $5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Class B	Class I	Class II
Management Fee	0.75%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.07%	0.09%	0.09%
Total Annual Operating Expenses	1.07%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.07%	0.48%	0.73%
Management Fee Breakpoint Schedule	0.75 of 1% of the first $2.5b 0.65 of 1% over $2.5b up to $5b 0.60 of 1% over $5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Large Cap Growth Portfolio
Class A	11.11%	14.47%	7.37%	—
Class B	10.86%	14.20%	7.10%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

(15)  “Other Expenses” are estimated for the current fiscal year.

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD236	PRD233; PRD234; PRD235	PRD215
Select Separate Account II		PRD259
Select Separate Account III		PRD261	PRD314
Inheritage Separate Account		PRD264; PRD258
IMO Separate Account		PRD303; PRD260; PRD263
VA-K Separate Account		PRD202; PRD206; PRD212; PRD223; PRD246; PRD285; PRD246b
VA-P Separate Account			PRD217; PRD218; PRD219
VEL Separate Account		PRD267b; PRD267
VEL II Separate Account		PRD268
VEL III Separate Account		PRD248

Substitution No. 2.	Deutsche Core Equity VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Core Equity VIP (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term growth of capital, current income and growth of income.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of total assets, determined at the time of purchase, in equities, mainly common stocks. For purposes of this 80% investment limitation, the term total assets is defined as net assets, plus the amount of any borrowings for investment purposes. Although the fund can invest in companies of any size and from any country, it invests primarily in large US companies. Portfolio management typically considers large companies to be those companies similar in size to companies included in the Russell 1000 (Reg. TM) Index. While the market capitalization range of the Russell 1000 (Reg. TM) Index changes throughout the year, as of the most recent reconstitution date of the index (June 26, 2015), companies in the index had a median market capitalization of approximately $8.47 billion. Portfolio management may favor securities from different industries and companies at different times.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment

MANAGEMENT PROCESS. In choosing stocks, portfolio management uses proprietary quantitative models to identify and acquire holdings for the portfolio. The quantitative models are research based and identify primarily fundamental factors, including valuation, momentum, profitability, earnings and sales growth, which have been effective sources of return historically. These are dynamic models with different factor weights for different industry groupings. The portfolio is constructed based on this quantitative process that strives to maximize returns while maintaining a risk profile similar to the fund’s benchmark index.

Portfolio management may sell a security when its quantitative model indicates that other investments are more attractive, when the company no longer meets performance or risk expectations, or to maintain portfolio characteristics similar to the fund’s benchmark.

All investment decisions are made within risk parameters set by portfolio management. The factors considered and models used by portfolio management may be adjusted from time to time and may favor different types of securities from different industries and companies at different times.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks

•                  Stock Market Risk

•                  Security Selection Risk

•                  Foreign Investment Risk

•                  Medium-Sized Company Risk

•                  Small Company Risk

•                  Focus Risk

•                  Securities Lending Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  Operational and Technology Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio includes long-term growth of capital / capital appreciation as part of its investment objective.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities, and each Portfolio primarily invests in the common stock of domestic large-capitalization companies.  Notably, there is significant overlap in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 1000® Index:  approximately $380 million to $584 billion, $7.69 billion median, as of December 31, 2015) and the Replacement Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015) to identify large-capitalization companies, and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Also, although the Portfolios focus on U.S. companies, each Portfolio may also invest in foreign securities.  Moreover, each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes current income and growth of income as part of its investment objective.  However, this difference is mitigated by the fact that the Replacement Portfolio’s investments will generate current income.  Indeed, as of December 31, 2015, the companies included in the S&P 500® Index, the index used by the Replacement Portfolio to identify large-capitalization companies, had an average dividend yield of 2.20%.  Moreover, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will produce current income.  This difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $178.13 million.  As of December 31, 2015, the proposed Substitution will involve approximately $60.05 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Core Equity VIP	Global Atlantic BlackRock Disciplined Core Portfolio(16)
Share Class	Class A	Class I
Management Fee	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.17%	0.09%
Total Annual Operating Expenses	0.56%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.56%	0.48%
Management Fee Breakpoint Schedule	First $250m - 0.390% Next $750m - 0.365% Thereafter - 0.340%	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Core Equity VIP
Class A (before tax)	5.25%	13.33%	7.38%	—
Russell 1000® Index (reflects no deduction for fees, expenses or taxes)	0.92%	12.44%	7.40%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 3.	Delaware VIP U.S. Growth Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP U.S. Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
Jackson Square Partners, LLC	BlackRock Investment Management, LLC

(16)  “Other Expenses” are estimated for the current fiscal year.

Investment Objective	Investment Objective
Delaware VIP U.S. Growth Series seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Series invests primarily in common stocks. Under normal circumstances, the Series will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. investments (80% policy). The Series invests primarily in companies that its portfolio managers believe have long-term capital appreciation potential and are expected to grow faster than the U.S. economy. Using a bottom-up approach, the portfolio managers seek to select securities they believe have large-end market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to the intrinsic value of the securities. The portfolio managers also consider a company’s operational efficiencies, management’s plans for capital allocation, and the company’s shareholder orientation. All of these factors give the portfolio managers insight into the outlook for a company, helping them identify companies poised for sustainable free cash flow growth. The portfolio managers believe that sustainable free cash flow growth, if it occurs, may result in price appreciation for the company’s stock. The portfolio managers may sell a security if they no longer believe that the security is likely to contribute to meeting the investment objective of the Series or if there are other opportunities that appear more attractive.

The Series’ 80% policy is nonfundamental and may be changed without shareholder approval. Series shareholders would be given at least 60 days’ notice prior to any such change.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market Risk • Derivatives Risk • Counterparty Risk • Liquidity Risk • Foreign Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks of domestic companies.  In addition, each Portfolio focuses on investments in large-capitalization companies,(17) and the Existing Portfolio’s current Morningstar category reflects the Existing Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Also, each Portfolio maintains the flexibility to invest in foreign securities.(18)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio discloses investments in mid-capitalization companies as part of its principal investment strategies.  However, the manner in which the Existing Portfolio’s assets are invested indicates that the Existing Portfolio, like the Replacement Portfolio, focuses primarily on large-capitalization companies.  As mentioned above, Morningstar categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  Additionally, according to Morningstar, as of June 30, 2016, 88.28% of the Existing Portfolio’s equity assets were invested in companies categorized as “large” or “giant,”(19) and the average market capitalization of the companies in which the Existing Portfolio

(17)  The Existing Portfolio’s statutory prospectus discloses that the Portfolio generally focuses on large- and medium-size companies, although the fund has the flexibility to invest in companies of all sizes.  See Delaware VIP Trust (File Nos. 811-05162; 033-05162), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 29, 2016).

(18)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in securities of foreign issuers.  See id.

(19)  Morningstar separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro.  Per Morningstar’s website, rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that isn’t adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand.  The stocks in each style zone are further subdivided into size groups. Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%, and micro-cap stocks represent the smallest 3%.  See http://awgmain.morningstar.com/webhelp/glossary_definitions/mutual_fund/Morningstar_Market_Capitalization_Definitions.htm.

In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small-capitalization companies.

invested was $56.37 billion, which is well within the market capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), which is the market index used by the Replacement Portfolio to identify large-capitalization companies.  Only the Replacement Portfolio discloses investments in preferred stocks and convertible securities under its principal investment strategies.  Nonetheless, each Portfolio primarily invests in common stocks.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $411.75 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.76 million of the net assets of the Existing Portfolio’s Standard Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Delaware VIP U.S. Growth Series	Global Atlantic BlackRock Disciplined Core Portfolio(20)
Share Class	Standard Class	Class I
Management Fee	0.65%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.09%	0.09%
Total Annual Operating Expenses	0.74%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.74%	0.48%

(20)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule	0.65% on the first $500m 0.60% on the next $500m 0.55% on the next $1.5b 0.50% in excess of $2.5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP U.S. Growth Series
Standard Class	5.39%	14.91%	8.00%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

Substitution No. 4.	Fidelity VIP Contrafund Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Contrafund Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Contrafund Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies
Normally investing primarily in common stocks. Investing in securities of companies whose value Fidelity Management & Research Company (FMR) believes is not

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may fully recognized by the public.

Investing in domestic and foreign issuers.

Allocating the fund’s assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Fidelity managers.

Investing in either “growth” stocks or “value” stocks or both.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes	• Convertible Securities Risk • Depositary Receipts Risk • Derivatives Risk

• Equity Risk • Foreign Currency Risk • Foreign Investment Risk • Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  In addition, each Portfolio may invest in U.S. and foreign companies.  Also, each Portfolio may invest in preferred stock and convertible securities.(21)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio has more flexibility with respect to its principal investment strategies than the Replacement Portfolio (i.e., the Existing Portfolio may invest in large- and smaller-capitalization companies; it may utilize growth and value style investing; it may invest in domestic and foreign issuers).(22)  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 93.09% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 77.07% of its equity assets were invested in securities of companies classified as “large” or “giant.”(23)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $42.78 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the index used by the Replacement Portfolio to identify large-capitalization companies.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

(21)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Fidelity Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

(22)  The Existing Portfolio’s statutory prospectus further discloses the Portfolio’s investment flexibility.  See id.

(23)  See supra note 19.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $18.62 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $16.48 million of the net assets of the Existing Portfolio’s Initial Class shares and $17.85 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $34.33 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Contrafund Portfolio		Global Atlantic BlackRock Disciplined Core Portfolio(24)
Share Class	Initial Class		Class I
Management Fee	0.55%		0.39%
Distribution and/or Service Fees (12b-1 fees)	—		—
Other Expenses	0.08%		0.09%
Total Annual Operating Expenses	0.63%		0.48%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.63%		0.48%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400

(24)  “Other Expenses” are estimated for the current fiscal year.

42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.3000%

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Service Class 2		Class I	Class II
Management Fee	0.55%		0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%		—	0.25%
Other Expenses	0.08%		0.09%	0.09%
Total Annual Operating Expenses	0.88%		0.48%	0.73%
Fee Waiver / Expense Reimbursement	—		—	—
Net Annual Operating Expenses	0.88%		0.48%	0.73%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300

12 - 15.4000
15 - 18.3850
18 - 21.3700
21 - 24.3600
24 - 30.3500
30 - 36.3450
36 - 42.3400
42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Contrafund Portfolio
Initial Class	0.64%	10.91%	7.26%	—
Service Class 2	0.39%	10.63%	7.00%	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—

Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (IC) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD234; PRD235; PRD236	PRD233	PRD215
Group VEL Separate Account	PRD315
IMO Separate Account	PRD303; PRD260; PRD263	PRD303; PRD260
VA-K Separate Account		PRD202; PRD206; PRD212; PRD223; PRD205

Substitution No. 5.	Fidelity VIP Growth Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Growth Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to achieve capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in companies that Fidelity Management & Research Company (FMR) believes have above-average growth potential (stocks of these companies are often called “growth” stocks).

Investing in domestic and foreign issuers.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The

Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • Growth Investing

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  In addition, each Portfolio may invest in U.S. and foreign companies.  Also, each Portfolio may invest in preferred stock and convertible securities.(25)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.    Indeed, according to Morningstar, as of June 30, 2016, 89.05% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 75.72% of its equity assets were invested in securities of companies classified as “large” or “giant.”(26)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $49.14 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $4.84 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $161.75 million of the net assets of the Existing Portfolio’s Initial Class shares and $1.53 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $163.28 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million

(25)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

(26)  See supra note 19.

in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Growth Portfolio		Global Atlantic BlackRock Disciplined Core Portfolio(27)
Share Class	Initial Class		Class I
Management Fee	0.55%		0.39%
Distribution and/or Service Fees (12b-1 fees)	—		—
Other Expenses	0.09%		0.09%
Total Annual Operating Expenses	0.64%		0.48%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.64%		0.48%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3	.5200%.
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 – 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 – 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389

(27)  “Other Expenses” are estimated for the current fiscal year.

	782 - 860.2352
	860 - 946.2315
	946 - 1,041.2278
	1,041 - 1,145.2241
	1,145 - 1,260.2204
	1,260 - 1,386.2167
	1,386 - 1,525.2130
	1,525 - 1,677.2093
	1,677 - 1,845.2056
	Over 1,845.2019

	Individual Fund Fee Rate 0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—		—

Share Class	Service Class 2		Class I	Class II
Management Fee	0.55%		0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%		—	0.25%
Other Expenses	0.09%		0.09%	0.09%
Total Annual Operating Expenses	0.89%		0.48%	0.73%
Fee Waiver / Expense Reimbursement	—		—	—
Net Annual Operating Expenses	0.89%		0.48%	0.73%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3	.5200%.
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 – 354.2800
	354 - 390.2750
	390 - 426.2700

426 - 462.2650
462 – 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate 0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Growth Portfolio
Initial Class	7.17%	13.32%	7.87%	—
Service Class 2	6.90%	13.04%	7.60%	—
Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.09%	13.30%	8.49%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (IC) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD234; PRD235; PRD236	PRD233	PRD215
Select Separate Account II	PRD259
Select Separate Account III	PRD261		PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267

VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 6.	Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks high total return through a combination of current income and capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation.

Potentially investing in bonds, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

Investing in domestic and foreign issuers.

Investing in either “growth” stocks or “value” stocks or both.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.  In addition, each Portfolio may invest in U.S. and foreign companies.  Also, each Portfolio may invest in preferred stock and convertible securities.(28)

(28)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes current income as part of its investment objective.  However, the Replacement Portfolio’s investments will generate current income.  Indeed, for the year ended December 31, 2015, the companies included in the S&P 500® Index, the index used by the Replacement Portfolio to identify large-capitalization companies, had an average dividend yield of 2.20%.  Moreover, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will produce current income.  Also, this difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.  The Existing Portfolio has more flexibility with respect to its principal investment strategies than the Replacement Portfolio (i.e., the Existing Portfolio may invest in large- and smaller-capitalization companies; it may utilize growth and value style investing; it may invest in domestic and foreign issuers), and only the Existing Portfolio invests in debt securities.(29)  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 90.41% of the Existing Portfolio’s equity assets were invested in U.S. companies; 84.78% of its equity assets were invested in companies classified as “large” or “giant”(30); and only 0.05% of the Existing Portfolio’s assets were invested in fixed income securities.  Additionally, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $64.88 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.02 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $3.20 million of the net assets of the Existing Portfolio’s Initial Class shares and $1.05 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $4.25

(29)  See id.

(30)  See supra note 19.

million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Growth & Income Portfolio		Global Atlantic BlackRock Disciplined Core Portfolio(31)
Share Class	Initial Class	Service Class 2	Class I
Management Fee	0.45%	0.45%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%	—
Other Expenses	0.11%	0.11%	0.09%
Acquired Fund Fees and Expenses	0.02%	0.02%	—
Total Annual Operating Expenses	0.58%	0.83%	0.48%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.58%	0.83%	0.48%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3	.5200%.
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 – 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 – 498.2600
	498 - 534.2550

(31)  “Other Expenses” are estimated for the current fiscal year.

534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Growth & Income Portfolio
Initial Class	(2.27)%	11.70%	6.50%	—
Service Class 2	(2.54)%	11.40%	6.23%	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD234; PRD235; PRD236	PRD233
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account		PRD205

Substitution No. 7.	Fidelity VIP Growth Opportunities Portfolio (Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to provide capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in companies that Fidelity Management & Research Company (FMR) believes have above-average growth potential (stocks of these companies are often called “growth” stocks).

Investing in domestic and foreign issuers.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • “Growth” Investing

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  In addition, each Portfolio may invest in U.S. and foreign companies.  Also, each Portfolio may invest in preferred stock and convertible securities.(32)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a

(32)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Indeed, according to Morningstar, as of June 30, 2016, 95.39% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 74.20% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(33)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $35.06 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $737.39 million.  As of December 31, 2015, the proposed Substitution will involve approximately $1.94 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Growth Opportunities Portfolio	Global Atlantic BlackRock Disciplined Core Portfolio(34)
Share Class	Service Class 2	Class I
Management Fee	0.55%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—
Other Expenses	0.12%	0.09%
Total Annual Operating Expenses	0.92%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.92%	0.48%

(33)  See supra note 19.

(34)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b

Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3	.5200%.
3 - 6.4900
6 - 9.4600
9 - 12.4300
12 - 15.4000
15 - 18.3850
18 - 21.3700
21 - 24.3600
24 - 30.3500
30 - 36.3450
36 - 42.3400
42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 – 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 – 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate 0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio – Fidelity VIP Growth Opportunities Portfolio
Service Class 2	5.34%	14.56%	7.47%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—
VIP Growth Opportunities Portfolio Linked Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	9.07%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class I)
IMO Separate Account	PRD303
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 8.	Franklin Large Cap Growth VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Large Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Franklin Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of large-capitalization (large-cap) companies. Large-cap companies are those with market capitalizations (share price times the number of common stock shares outstanding) within those of the top 50% of companies in the Russell 1000® Index at the time of purchase. Under normal market conditions, the Fund invests predominantly in equity securities, mostly common stocks. The Fund may also invest up to 20% of its net assets in investments of small to medium capitalization companies and a portion of its net assets in foreign securities. Although the Fund seeks investments across a number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an

The investment manager is a research driven, fundamental investor, pursuing a growth strategy. As a “bottom-up” investor focusing primarily on individual securities, the investment manager seeks companies that have identifiable drivers of future earnings growth and that present, in the investment manager’s opinion, the best trade-off between that potential earnings growth, business and financial risk, and valuation.

analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market • Growth Style Investing • Focus • Foreign Securities • Smaller and Midsize Companies • Management

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in large-capitalization companies, and each Portfolio primarily invests in the common stock of domestic companies.  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 1000® Growth Index: approximately $201 million to $606.4 billion, $8.80 billion median, as of December 31, 2015) (the Existing Portfolio invests in the companies in the top half of the Russell 1000® Growth Index) and the Replacement Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015) to identify large-capitalization companies, and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  The Existing Portfolio’s current Morningstar category further reflects the Existing Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Also, although the Portfolios focus on U.S. companies, each Portfolio may invest in foreign securities.  Each Portfolio may also invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.    Only the Existing Portfolio specifically identifies investments in small- and medium-capitalization companies under its disclosed principal investment strategies.  However, the Replacement Portfolio also has the flexibility to invest a portion of its assets in small- and medium-capitalization companies.  In addition, according to Morningstar, as of June 30, 2016, 76.68% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(35)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $46.35 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(35)  See supra note 19.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $271.67 million.  As of December 31, 2015, the proposed Substitution will involve approximately $3.64 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Large Cap Growth VIP Fund	Global Atlantic BlackRock Disciplined Core Portfolio(36)
Share Class	Class 2	Class I	Class II
Management Fee	0.75%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.03%	0.09%	0.09%
Total Annual Operating Expenses	1.03%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.03%	0.48%	0.73%
Management Fee Breakpoint Schedule	0.75% up to $500m 0.625% over $500m up to $1b 0.50% over $1b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Franklin Large Cap Growth VIP Fund
Class 2	5.62%	11.08%	6.56%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account III		PRD314
Inheritage Separate Account	PRD264
IMO Separate Account	PRD303; PRD260; PRD263

(36)  “Other Expenses” are estimated for the current fiscal year.

VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 9.	Goldman Sachs Strategic Growth Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs Strategic Growth Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management, L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 90% of its total assets measured at time of purchase (“Total Assets”) in equity investments. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 25% of its Total Assets in foreign securities, including securities of issuers in countries with emerging markets or economies (“emerging countries”) and securities quoted in foreign currencies.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 50-70 companies that are considered by the Investment Adviser to be positioned for long-term growth. The Fund’s fundamental equity growth investment process involves evaluating potential investments based on specific characteristics believed to indicate a high-quality business with sustainable growth, including strong business franchises, favorable long-term prospects, and excellent management. The Investment Adviser will also consider valuation of companies when determining whether to buy and/or sell securities. The Investment Adviser may decide to sell a position for various reasons including when a company’s fundamental outlook deteriorates, because of valuation and price considerations, for risk management purposes or when a company is deemed to be misallocating capital. In addition, the Investment Adviser may sell a position in order to meet shareholder redemptions.

The Fund may invest up to 10% of its Total Assets in fixed income securities, such as government, corporate and bank debt obligations.

The Fund’s benchmark index is the Russell 1000® Growth

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets.

Index.

Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Investment Style Risk • Large Shareholder Transactions Risk • Market Risk • Stock Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing a substantial percentage of its assets (90% of the Existing Portfolio’s total assets; 80% of the Replacement Portfolio’s net assets) in equity securities, and each Portfolio primarily invests in the equity securities of domestic companies.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  Each Portfolio may invest in foreign companies.  Also, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Indeed, according to Morningstar, as of June 30, 2016, 98.59% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 87.62% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(37)  Only the Existing Portfolio invests in fixed income securities and emerging market stocks as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets were invested in fixed income securities and 0% of the Existing Portfolio’s investments were in emerging markets.  Thus, the Existing Portfolio invests little, if any, of its assets in fixed income securities and emerging markets.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $470.77 million.  As of December 31, 2015, the proposed Substitution will involve approximately $163.10 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs Strategic Growth Fund	Global Atlantic BlackRock Disciplined Core Portfolio(38)
Share Class	Service Shares	Class I	Class II
Management Fee	0.75%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.08%	0.09%	0.09%
Total Annual Operating Expenses	1.08%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	(0.04)%(39)	—	—
Net Annual Operating Expenses	1.04%	0.48%	0.73%

(37)  See supra note 19.

(38)  “Other Expenses” are estimated for the current fiscal year.

(39)  The Investment Adviser has agreed to waive a portion of its management fee in order to achieve an effective net management fee rate of 0.71% of the Fund’s average daily net assets. This arrangement will remain in effect through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Management Fee Breakpoint Schedule	0.75% on the first $1b 0.68% on the next $1b 0.65% on the next $3b 0.64% on the next $3b 0.63% over $8b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs Strategic Growth Fund
Service Shares (Inception: 01/09/2006)	3.14%	12.39%	—	6.98%
Russell 1000® Growth Index (reflects no deduction for fees or expenses)	5.67%	13.53%	—	8.23%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account II	PRD259
Select Separate Account III	PRD261	PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 10.	Goldman Sachs U.S. Equity Insights Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs U.S. Equity Insights Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management, L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks long-term growth of capital and dividend income.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (“Net Assets”) in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States.

The Fund uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Fund’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes including, among others, Momentum, Valuation and Profitability. The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. The Investment Adviser may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on the Investment Adviser’s proprietary research.

The Fund maintains risk, style, and capitalization characteristics similar to the S&P 500® Index, which is an index of large-cap stocks designed to reflect a broad representation of the U.S. economy. As of April 1, 2016, the market capitalization range for the S&P 500® Index was between approximately $2.54 billion and $609.85 billion. The Fund seeks to maximize expected return while maintaining these and other characteristics similar to the benchmark. However, the Fund may invest in securities outside the S&P 500® Index capitalization range.

The Fund may also invest in fixed income securities that are limited to securities that are considered to be cash equivalents.

The Fund’s benchmark index is the S&P 500® Index.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Investment Style Risk • Large Shareholder Transactions Risk • Management Risk • Market Risk • Portfolio Turnover Rate Risk • Stock Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of domestic companies, and each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.  In addition, each Portfolio utilizes the S&P 500® Index to identify large-capitalization companies for investment.  Also, each Portfolio may invest in foreign companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes dividend income as part of its investment objective.  However, the Replacement Portfolio’s investments will generate dividend income.  Indeed, for the year ended December 31, 2015, the companies included in the S&P 500® Index, the index used by the Replacement Portfolio to identify large-capitalization companies, had an average dividend yield of 2.20%.  Moreover, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, may produce income.  Also, this difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $391.77 million.  As of December 31, 2015, the proposed Substitution will involve approximately $73.90 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs U.S. Equity Insights Fund	Global Atlantic BlackRock Disciplined Core Portfolio(40)
Share Class	Service Shares	Class I	Class II
Management Fee	0.62%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.09%	0.09%	0.09%
Total Annual Operating Expenses	0.96%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	(0.11%)(41)	—	—
Net Annual Operating Expenses	0.85%	0.48%	0.73%
Management Fee Breakpoint Schedule	0.62% on the first $1b 0.59% on the next $1b 0.56% on the next $3b 0.55% on the next $3b 0.54% over $8b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs U.S. Equity Insights Fund
Service Shares (Inception: 01/09/2006)	(0.41)%	13.49%	—	5.66%
S&P 500® Index (reflects no deduction for fees or expenses)	1.38%	12.56%	—	7.00%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

(40)  “Other Expenses” are estimated for the current fiscal year.

(41)  The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) equal on an annualized basis to 0.004% of the Fund’s average daily net assets through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees. In addition, Goldman, Sachs & Co. (“Goldman Sachs”) has agreed to waive distribution and service fees so as not to exceed an annual rate of 0.21% of the Fund’s average daily net assets attributable to Service Shares through at least April 29, 2017, and prior to such date Goldman Sachs may not terminate the arrangement without the approval of the Board of Trustees.

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account III		PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 11.	Invesco V.I. American Franchise Fund (Series I, II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. American Franchise Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
Invesco V.I. American Franchise Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large- capitalization issuers. The principal type of equity security in which the Fund invests is common stock.

The Fund invests primarily in securities that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment

The Fund may invest up to 20% of its net assets in securities of foreign issuers.

The Fund’s investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser), uses a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a company’s financial statements and discussions with company management teams, suppliers, distributors, competitors, and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company’s business cycle, and other factors that best reflect a company’s value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities.

The Adviser considers whether to sell a particular security when a company hits the price target, a company’s fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price.

Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Foreign Securities Risk • Growth Investing Risk • Management Risk • Market Risk • Mid-Capitalization Risk • Sector Focus Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in domestic companies, and each Portfolio invests primarily in equity securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  Also, although the Portfolios focus on U.S. companies, each Portfolio may invest in foreign securities.  Each Portfolio may also invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Only the Existing Portfolio specifically identifies investments in medium-capitalization companies as a principal investment strategy.  However, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 91.63% of its equity assets in companies classified as “large” or “giant,” and only 8.37% of the Existing Portfolio’s equity assets were invested in companies classified as “medium.”(42)  As such, only a small portion of the Existing Portfolio’s assets are invested in medium-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $655.21 million.  As of December 31, 2015, the proposed Substitution will involve approximately $16.72 million of the net assets of the Existing Portfolio’s Series I shares and $0.00 of the net assets of the Existing Portfolio’s Series II shares,(43) totaling $16.72 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and

(42)  See supra note 19.

(43)  The subaccount that invests in this Existing Portfolio has no assets and is closed to allocation of premium payments and transfers of Contract value.

Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. American Franchise Fund	Global Atlantic BlackRock Disciplined Core Portfolio(44)
Share Class	Series I	Class I	Class II
Management Fee	0.67%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—	0.25%
Other Expenses	0.21%	0.09%	0.09%
Total Annual Operating Expenses	0.88%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.88%	0.48%	0.73%
Management Fee Breakpoint Schedule	First $250m - 0.695% Next $250m - 0.67% Next $500m - 0.645% Next $550m - 0.62% Next $3.45m - 0.60% Next $250m - 0.595% Next $2.25b - 0.57% Next $2.5b - 0.545% Over $10b - 0.52%	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—	0.25%

Share Class	Series II	Class II
Management Fee	0.67%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.21%	0.09%
Total Annual Operating Expenses	1.13%	0.73%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.13%	0.73%
Management Fee Breakpoint Schedule	First $250m - 0.695% Next $250m - 0.67% Next $500m - 0.645% Next $550m - 0.62% Next $3.45m - 0.60% Next $250m - 0.595% Next $2.25b - 0.57% Next $2.5b - 0.545% Over $10b - 0.52%	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. American Franchise Fund
Series I	5.01%	11.23%	7.60%	—
Series II	4.75%	10.95%	7.33%	—

(44)  “Other Expenses” are estimated for the current fiscal year.

S&P 500® Index (reflects no deduction for fees or expenses)	1.38%	12.57%	7.31%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	—
Lipper VUF Large-Cap Growth Funds Index	7.52%	12.62%	7.51%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Series I) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Series I) replaced by Replacement Portfolio (Class II)	Existing Portfolio (Series II) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236
Select Separate Account II	PRD259
Select Separate Account III	PRD261		PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD258
FUVUL Separate Account	PRD209
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223; PRD246b; PRD246; PRD285
VA-P Separate Account		PRD217; PRD218; PRD219

Substitution No. 12.	Invesco V.I. Core Equity Fund (Series I, Series II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Core Equity Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at attractive valuations. The

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may

Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 25% of its net assets in foreign securities. The Fund may also invest up to 20% of its net assets in debt securities, including foreign government debt securities.

The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.
The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer’s capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to assess an issuer’s competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer’s value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management with a long-term perspective, a strong competitive position and is trading at an attractive valuation.

invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Principal Risks	Principal Risks
• Cash/Cash Equivalents Risk • Debt Securities Risk • Derivatives Risk • Foreign Government Debt Risk • Foreign Securities Risk • Management Risk • Market Risk • Small- and Mid-Capitalization Risks

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities, and each Portfolio focuses on the common stock of large-capitalization companies.  Also, although the Portfolios focus on U.S. companies, each Portfolio may invest in foreign securities.  Each Portfolio may also invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio specifically states that it may invest in small- and mid-capitalization companies as part of its principal investment strategies.  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 75.75% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 85.80% of its equity assets were invested in companies classified as “large” or “giant.”(45)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $55.49 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Only the Existing Portfolio invests in debt securities as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets were invested in fixed income securities, and thus the Existing Portfolio invests little, if any, of its assets in debt securities.

(45)  See supra note 19.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.10 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $10.30 million of the net assets of the Existing Portfolio’s Series I shares and $0.004 million of the net assets of the Existing Portfolio’s Series II shares, totaling $10.304 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Core Equity Fund	Global Atlantic BlackRock Disciplined Core Portfolio(46)
Share Class	Series I	Class I
Management Fee	0.61%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.20%	0.09%
Acquired Fund Fees and Expenses	0.01%	—
Total Annual Operating Expenses	0.82%	0.48%
Fee Waiver / Expense Reimbursement	(0.01)%(47)	—
Net Annual Operating Expenses	0.81%	0.48%
Management Fee Breakpoint Schedule	0.65% of the first $250m 0.60% of the excess over $250m	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Series II	Class II
Management Fee	0.61%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	0.09%

(46)  “Other Expenses” are estimated for the current fiscal year.

(47)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.

Acquired Fund Fees and Expenses	0.01%	—
Total Annual Operating Expenses	1.07%	0.73%
Fee Waiver / Expense Reimbursement	(0.01)%(48)	—
Net Annual Operating Expenses	1.06%	0.73%
Management Fee Breakpoint Schedule	0.65% of the first $250m 0.60% of the excess over $250m	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. Core Equity Fund
Series I	(5.77)%	8.43%	6.39%	—
Series II	(6.00)%	8.17%	6.12%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Russell 1000® Index reflects no deductions for fees, expenses or taxes)	0.92%	12.44%	7.40%	—
Lipper VUF Large-Cap Core Funds Index	0.53%	10.95%	6.51%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Series I) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Series II) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236
Select Separate Account III		PRD314
Fulcrum Separate Account	PRD210
Group VEL Separate Account	PRD315
FUVUL Separate Account	PRD209
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223; PRD246b; PRD246; PRD285; PRD205

(48)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.

Substitution No. 13.	MFS Growth Series (Initial Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
MFS Growth Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Massachusetts Financial Services Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund’s investment objective is to seek capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market/Company Risk • Growth Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio’s investment objective is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in equity securities of large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.  Also, each Portfolio may invest in equity securities other than common stock.  Each Portfolio also utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Although both Portfolios primarily invest in large-capitalization companies, only the Existing Portfolio may invest in companies of any size (even though the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, according to Morningstar, as of June 30, 2016, 87.41% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(49)  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $58.91 billion, which is well within the market-capitalization range of the companies included in the S&P

(49)  See supra note 19.

500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.50 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $0.10 million of the net assets of the Existing Portfolio’s Initial Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Growth Series	Global Atlantic BlackRock Disciplined Core Portfolio(50)
Share Class	Initial Class	Class I
Management Fee	0.71%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.05%	0.09%
Total Annual Operating Expenses	0.76%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.76%	0.48%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% in excess of $1b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — MFS Growth Series
Initial Class	7.56%	13.41%	9.32%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—

(50)  “Other Expenses” are estimated for the current fiscal year.

S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Code of Contracts Affected
Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)
Fulcrum Separate Account	PRD210

Substitution No. 14.	MFS Investors Trust Series (Initial Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
MFS Investors Trust Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Massachusetts Financial Services Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund’s investment objective is to seek capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock,

securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Stock Market/Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in equity securities of large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.  Also, each Portfolio may invest in equity securities other than common stock.  Each Portfolio also utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio is not constrained by any investment style (i.e., it may utilize growth and value style investing) and may invest in companies of any size (although the Existing Portfolio primarily invests in companies with large capitalizations, and the Replacement Portfolio may invest in companies outside of its target market capitalization range).  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 92.11% of the Existing Portfolio’s equity assets were invested U.S. companies, and 90.88% of its equity assets were invested in companies classified as “large” or “giant.”(51)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $61.25 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $486.32 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.23 million of the net assets of the Existing Portfolio’s Initial Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $568.32 million in net assets.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Investors Trust Series	Global Atlantic BlackRock Disciplined Core Portfolio(52)
Share Class	Initial Class	Class I
Management Fee	0.75%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.07%	0.09%
Total Annual Operating Expenses	0.82%	0.48%
Fee Waiver / Expense Reimbursement	—	—

(51)  See supra note 19.

(52)  “Other Expenses” are estimated for the current fiscal year.

Net Annual Operating Expenses	0.82%	0.48%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — MFS Investors Trust Series
Initial Class	0.22%	11.36%	7.25%	—
Standard & Poor’s 500® Stock Index	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Code of Contracts Affected
Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)
Fulcrum Separate Account	PRD210

Substitution No. 15.	Oppenheimer Capital Appreciation Fund/VA (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
OFI Global Asset Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
OppenheimerFunds, Inc.	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market. These may be newer companies or established companies of any capitalization range that the portfolio manager believes may appreciate in value over the long term. Currently, the Fund primarily focuses on established companies that are similar in size to companies in the S&P 500 Index or the Russell 1000 Growth Index. The Fund primarily invests in securities of U.S. issuers but may also invest in foreign securities. The portfolio manager looks

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model for growth companies with stock prices that he believes are reasonable in relation to overall stock market valuations. In seeking broad diversification of the Fund’s portfolio among industries and market sectors, the portfolio manager focuses on a number of factors that may vary in particular cases and over time. Currently, the portfolio manager looks for:

•                  companies in business areas that have above-average growth potential,

•                  companies with growth rates that the portfolio manager believes are sustainable over time,

•                  stocks with reasonable valuations relative to their growth potential.

The Fund may sell the stocks of companies that the portfolio manager believes no longer meet the above criteria, but is not required to do so.

systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Risks of Investing in Stock • Industry and Sector Focus • Risk of Growth Investing

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

• Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio’s investment objective includes capital appreciation.  Each Portfolio currently seeks to achieve its investment objective by investing primarily in the equity securities of large-capitalization U.S. companies.  Notably, there is significant overlap in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015; Russell 1000® Index: approximately $380 million to $584 billion, $7.69 billion median, as of December 31, 2015) and the Replacement Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015) to identify large-capitalization companies, and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Also, although only the Existing Portfolio may invest in companies of any size, the Existing Portfolio primarily invests in large-capitalization companies.  Indeed, according to Morningstar, as of June 30, 2016, 86.48% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(53)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $59.26 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Only the Replacement Portfolio’s principal investment strategies specifically identify preferred stocks and convertible securities as potential investments.  However, the Existing Portfolio’s statutory prospectus states that the Existing Portfolio may invest in preferred stocks and convertible securities as well.(54)

(53)  See supra note 19.

(54)  See Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 26, 2016).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $882.25 million.  As of December 31, 2015, the proposed Substitution will involve approximately $3.30 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Capital Appreciation Fund/VA	Global Atlantic BlackRock Disciplined Core Portfolio(55)
Share Class	Service Shares	Class I	Class II
Management Fee	0.69%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.12%	0.09%	0.09%
Total Annual Operating Expenses	1.06%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	(0.01%)(56)	—	—
Net Annual Operating Expenses	1.05%	0.48%	0.73%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.58% over $1 billion	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

(55)  “Other Expenses” are estimated for the current fiscal year.

(56)  After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.80% for Non-Service Shares and 1.05% for Service Shares as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Oppenheimer Capital Appreciation Fund/VA
Service Shares	3.27%	11.55%	6.12%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account III		PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 16.	Pioneer Fund VCT Portfolio (Class I, Class II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer Fund VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
Pioneer Fund VCT Portfolio (Class II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Reasonable income and capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The portfolio invests in a broad group of carefully selected securities that the portfolio’s adviser believes are reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests predominantly in equity securities. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in foreign securities. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of primarily in equity securities, equity interests in real estate investment trusts (REITs), depositary receipts, warrants, rights and preferred stocks.

The portfolio primarily invests in securities of U.S. issuers. The portfolio may invest up to 15% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 15% of its net assets in REITs.
The portfolio may invest in initial public offerings of equity securities.

The portfolio may also invest in investment grade and below investment grade debt securities (known as “junk bonds”).

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such as stock index futures and options, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities selling at reasonable prices or substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations. In selecting securities, the adviser considers a security’s potential to provide a reasonable amount of income. The adviser focuses on the quality and price of individual issuers.

October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of approximately 1200 stocks of primarily large capitalization issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market Risk • Value Style Risk • Portfolio Selection Risk • Risks of Investments in Real Estate Related Securities • Risks of Warrants and Rights • Preferred Stocks Risk	• Convertible Securities Risk • Depositary Receipts Risk • Derivatives Risk • Equity Risk • Foreign Currency Risk • Foreign Investment Risk

•      Risks of Initial Public Offerings

•      Risks of Investments in Other Funds

•      Debt Securities Risk

•      Risks of Non-U.S. Investments

•      Market Segment Risk

•      Derivatives Risk

•      Leveraging Risk

•      Valuation Risk

•      Liquidity Risk

•      Expense Risk

• Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in equity securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  In addition, each Portfolio focuses on investments in U.S. companies, but may also invest in foreign securities.  Also, each Portfolio may invest in equity securities other than common stocks.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in various assets that the Replacement Portfolio does not include under its principal investment strategies (e.g., exchange-traded funds, REITs, emerging market securities, debt securities).  In addition, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 95.66% of the Existing Portfolio’s equity assets were invested in U.S. companies, and 92.64% of its equity assets were invested in securities of companies classified as “large” or “giant”(57); 0% of the Existing Portfolio’s assets were invested in fixed income securities; and 0% of the Existing Portfolio’s assets were in emerging markets.  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $80.81 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that

(57)  See supra note 19.

the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $143.24 million.  As of December 31, 2015, the proposed Substitution will involve approximately $28.02 million of the net assets of the Existing Portfolio’s Class I shares and $2.39 million of the net assets of the Existing Portfolio’s Class II shares, totaling $30.41 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares and Class II shares will have approximately $568.32 million and $41.19 million in net assets, respectively.  The Replacement Portfolio will have approximately $609.51 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Fund VCT Portfolio	Global Atlantic BlackRock Disciplined Core Portfolio(58)
Share Class	Class I	Class II
Management Fee	0.65%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%
Other Expenses	0.10%	0.09%
Total Annual Operating Expenses	0.75%	0.73%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.75%	0.73%
Management Fee Breakpoint Schedule	—	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%

Share Class	Class II	Class I
Management Fee	0.65%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—
Other Expenses	0.11%	0.09%
Total Annual Operating Expenses	1.01%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.01%	0.48%
Management Fee Breakpoint Schedule	—	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—

(58)  “Other Expenses” are estimated for the current fiscal year.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer Fund VCT Portfolio
Class I (Inception: 10/31/1997)	(0.06)%	9.31%	6.20%	6.24%
Class II (Inception: 10/31/1997)	(0.37)%	9.02%	5.95%	5.98%
Standard & Poor’s 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	6.48%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class I) replaced by Replacement Portfolio (Class II)	Existing Portfolio (Class II) replaced by Replacement Portfolio (Class I)
Select Separate Account		PRD233; PRD234; PRD235; PRD236
IMO Separate Account		PRD260; PRD263
VA-K Separate Account		PRD205
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 17.	Alger Capital Appreciation Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Alger Capital Appreciation Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)

Investment Adviser	Investment Adviser
Fred Alger Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Alger Capital Appreciation Portfolio seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000®

Under normal market circumstances, the Portfolio invests at least 85% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any market capitalization that Fred Alger Management, Inc. believes demonstrate promising growth potential.

The Portfolio can leverage, that is, borrow money to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

The Portfolio can invest in foreign securities.

Growth Index, which as of October 30, 2015 was between $910 million and $666.6 billion. However, the Portfolio may invest in securities outside the Russell 1000® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization growth issuers located in the United States, but may also include securities of foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Growth Index.

The Portfolio’s benchmark index is the Russell 1000® Growth Index. The Russell 1000® Growth Index is an unmanaged index of common stock prices that measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Principal Risks	Principal Risks
• Equity Securities Risk • Growth Stocks Risk • Smaller Cap Securities Risk • Leverage Risk • Foreign Securities Risk	• Convertible Securities Risk • Depositary Receipts Risk • Derivatives Risk • Equity Risk • Foreign Currency Risk • Foreign Investment Risk • Growth Stock Risk

• Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing a substantial percentage of its net assets (85% and 80% of the Existing Portfolio and the Replacement Portfolio, respectively) in equity securities, including the equity securities of large-capitalization companies, and each Portfolio utilizes growth investment styles.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund.  In addition, each Portfolio may invest in foreign securities, and each Portfolio may also invest in equity securities other than common stock. (59)  Furthermore, each Portfolio utilizes the Russell 1000® Growth Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  While the Replacement Portfolio focuses only on large-capitalization companies (although the Replacement Portfolio may invest in companies outside of its target market capitalization range), the Existing Portfolio may invest in companies of any market size.  However, according to Morningstar, as of June 30, 2016, 85.81% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(60)  Moreover, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $67.77 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $201 million to $606.4 billion, $8.80 billion median, $139.335 billion weighted average, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that

(59)  The Existing Portfolio’s statutory prospectus discloses that the Existing Portfolio may invest in preferred stock and convertible securities.  See Alger Portfolios (File Nos. 811-05550; 033-21722), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 8, 2016).

(60)  See supra note 19.

the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $598.98 million.  As of December 31, 2015, the proposed Substitution will involve approximately $21.23 million of the net assets of the Existing Portfolio’s Class I-2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $21.23 million in net assets.  The Replacement Portfolio will have approximately $21.23 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Alger Capital Appreciation Portfolio	Global Atlantic BlackRock Disciplined Growth Portfolio(61)
Share Class	Class I-2	Class II
Management Fee	0.81%	0.45%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%
Other Expenses	0.12%	0.09%
Total Annual Operating Expenses	0.93%	0.79%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.93%	0.79%
Management Fee Breakpoint Schedule	0.81% up to $2b 0.65% between $2b and $4b 0.60% in excess of $4b	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Alger Capital Appreciation Portfolio
Class I-2 (Inception: 01/25/1995)	6.19%	14.01%	11.23%	13.15%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	8.86%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Growth Portfolio
Class II	—	—	—	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—

(61)  “Other Expenses” are estimated for the current fiscal year.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I-2) replaced by Replacement Portfolio (Class II)
Group VEL Separate Account	PRD315
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227
VA-K Separate Account	PRD246; PRD285; PRD246b

Substitution No. 18.	Deutsche CROCI International VIP (Class A) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche CROCI International VIP (Class A)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Although the fund can invest in companies of any size and from any country, it invests mainly in common stocks of established companies in countries with developed economies (other than the United States). The fund’s equity investments may also include preferred stocks, depositary receipts and other securities with equity characteristics, such as convertible securities and warrants.

MANAGEMENT PROCESS. Portfolio management will select approximately 50 stocks of companies that offer economic value utilizing the Cash Return on Capital
Invested (CROCI (Reg. TM)) strategy as the primary factor, in addition to other factors. Under the CROCI (Reg. TM) strategy, economic value is measured using various metrics such as the CROCI (Reg. TM) Economic Price Earnings Ratio (CROCI (Reg. TM) Economic P/E Ratio). The CROCI (Reg. TM) Economic P/E Ratio is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity). The CROCI (Reg. TM) Economic P/E Ratio and other CROCI (Reg. TM) metrics may be adjusted from time to time. The CROCI (Reg. TM) strategy may apply other measures of company valuation, as determined by the CROCI (Reg. TM) Investment Strategy and Valuation Group. Portfolio management may use criteria other than the CROCI (Reg. TM) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 50

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s

stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. Portfolio management will select stocks from a universe consisting of approximately 330 of the largest equities by market capitalization in the MSCI EAFE Index, excluding financial stocks.

The fund is rebalanced periodically in accordance with the CROCI (Reg. TM) strategy’s rules (re-selecting approximately 50 stocks that will make up the fund), and the regional weighting in the fund is targeted to match the regional weighting of the fund’s benchmark, the MSCI EAFE Index. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the MSCI EAFE Index benchmark. The CROCI (Reg. TM) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation. During the selection process, certain portfolio selection buffers are applied in an attempt to reduce the annual turnover of the strategy. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity controls and managing the fund with tax efficiency in mind. The CROCI (Reg. TM) strategy is supplied by the CROCI (Reg. TM) Investment Strategy and Valuation Group, a unit within Deutsche Asset Management, through a licensing agreement with the fund’s Advisor.

Portfolio management may utilize forward currency contracts to hedge against changes in value of the non-US currency exposure of the fund’s investments. To maintain an approximate hedge against such changes, portfolio management expects to periodically reset the fund’s forward currency contracts.

CROCI (Reg. TM) INVESTMENT PROCESS. The CROCI (Reg. TM) Investment Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (Reg. TM) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis resulting in what portfolio management believes is an effective and efficient stock selection process targeting investment in real value. Many technical aspects of the generally accepted accounting principles of large public financial companies make these companies poorly suited to consistent valuation using standards maintained by the CROCI (Reg. TM) Investment Strategy and Valuation Group.

net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Accordingly, financial stocks have been excluded from the fund’s investable universe.

DERIVATIVES. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions. In addition, portfolio management generally may use forward currency contracts to hedge the fund’s exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

ACTIVE TRADING. The fund may trade actively. This could raise transaction costs (thus lowering returns).

Principal Risks	Principal Risks

•      Foreign Investment Risk

•      Stock Market Risk

•      CROCI Risk

•      Currency Risk

•      Security Selection Risk

•      Liquidity Risk

•      Pricing Risk

•      Derivatives Risk

•      Counterparty Risk

•      Securities Lending Risk

•      Active Trading Risk

•      Convertible Securities Risk

•      Depositary Receipts Risk

•      Derivatives Risk

•      Emerging Markets Risk

•      Equity Risk

•      Forward Currency Contracts Risk

•      Foreign Currency Risk

•      Foreign Investment Risk

•      Issuer Risk

•      Limited History of Operation Risk

•      Market Risk

•      Management Risk

•      Quantitative Investing Risk

•      Over-the-Counter Transactions Risk

•      Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing mainly in the equity securities of foreign companies.  In addition, each Portfolio may invest across multiple market capitalizations.  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (MSCI EAFE® Index:

$941.54 million to $237.46 billion, $13.32 billion average, as of December 31, 2015) and the Replacement Portfolio (MSCI ACWI ex-USA Index:  $376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015) to identify potential portfolio companies.  Furthermore, each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio discloses investments in emerging markets under its principal investment strategies.  However, the Existing Portfolio has the flexibility to invest in emerging markets, as it may invest in companies of any size and from any country.  Moreover, although the Existing Portfolio and the Replacement Portfolio may approach their investment selection process differently (the Existing Portfolio utilizes the “CROCI” investment process, while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay), the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $105.39 million.  As of December 31, 2015, the proposed Substitution will involve approximately $8.54 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $122.08 million in net assets.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche CROCI International VIP	Global Atlantic BlackRock Disciplined International Core Portfolio(62)
Share Class	Class A	Class I
Management Fee	0.79%	0.60%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.26%	0.09%
Total Annual Operating Expenses	1.05%	0.69%
Fee Waiver / Expense Reimbursement	(0.12)%(63)	—
Net Annual Operating Expenses	0.93%	0.69%
Management Fee Breakpoint Schedule	First $500m - 0.790% Thereafter - 0.640%	0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche CROCI International VIP
Class A	(5.48)%	0.16%	0.22%	—
MSCI EAFE® Index (reflects no deduction for fees, expenses or taxes)	(0.81)%	3.60%	3.03%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
MSCI ACWI ex-USA Index (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

(62)  “Other Expenses” are estimated for the current fiscal year.

(63)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses at a ratio no higher than 0.93% (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Substitution No. 19.	Delaware VIP International Value Equity Series (Standard Class, Service Class) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP International Value Equity Series (Standard Class, Service Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Delaware VIP International Value Equity Series seeks long-term growth without undue risk to principal.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Series invests primarily in equity securities that provide the potential for capital appreciation. Under normal circumstances, the Series will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities (80% policy). Under normal circumstances, the Series will invest at least 65% of its total assets in equity securities of issuers that are organized, have a majority of their assets, or generate the majority of their operating income outside the United States. The Series may invest more than 25% of its total assets in the securities of issuers located in the same country. The Series may invest up to 15% of its total assets in emerging markets securities.

The portfolio management team searches for undervalued companies that have potential for improvement that has not yet been recognized by others in the marketplace. These opportunities may exist because of temporary company-specific problems or because the companies are in industries that may be out of favor.

The portfolio management team believes that the potential for strong returns can be realized by assembling an international portfolio of fundamentally strong companies that have superior business prospects and that are priced below the team’s estimate of intrinsic value. The portfolio management team focuses on out-of-favor stocks that have the potential to realize their intrinsic value within a three- to five-year horizon.

In selecting investments for the Series:

•                  Fundamental research and analysis are the driving forces behind each security chosen by the portfolio management team. Security selection is based on relative value comparisons, applying the team’s understanding of industry cycles, global competitors,

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services and company-specific variables. The investment process combines quantitative valuation screens with traditional in-depth fundamental analysis, experienced judgment, and patience.

•                  The portfolio management team places great emphasis on those securities it believes can offer the best long-term appreciation within a three- to five-year horizon. The team constructs a portfolio on a stock-by-stock basis, and the holdings are diversified across market capitalization, geography, and economic sector.

The Series’ 80% policy is nonfundamental and may be changed without shareholder approval. Series shareholders would be given at least 60 days’ notice prior to any such change.

performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Market Risk • Foreign Risk • Liquidity Risk • Government and Regulatory Risk

•      Convertible Securities Risk

•      Depositary Receipts Risk

•      Derivatives Risk

•      Emerging Markets Risk

•      Equity Risk

•      Forward Currency Contracts Risk

•      Foreign Currency Risk

•      Foreign Investment Risk

•      Issuer Risk

•      Limited History of Operation Risk

•      Market Risk

•      Management Risk

•      Quantitative Investing Risk

•      Over-the-Counter Transactions Risk

•      Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes long-term growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its assets in equity securities.  Furthermore, each of the Existing Portfolio and Replacement Portfolio invest a substantial percentage of its assets in foreign securities (at least 65% of total assets and at least 80% of net assets, respectively).  In addition, each Portfolio may invest in emerging markets. Also, each Portfolio utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. The Existing Portfolio invests at least 65% of its total assets in foreign securities, while the Replacement Portfolio invests invest at least 80% of its net assets in foreign securities.  However, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested approximately 98.94% of its assets in non-U.S. stocks.  Although the Existing Portfolio does not target companies of specific market capitalizations, each of the Portfolios invests in multiple market capitalization ranges.  The Existing Portfolio, according to Morningstar, as of June 30, 2016, invested 82.74% of its equity assets in companies classified as “large” or “giant,” 17.26% of its equity assets in companies classified as “medium,” and 0% of its equity assets in companies included in companies classified as “small” or “micro.”(64)  Comparatively, the Replacement Portfolio invests in companies with capitalizations similar to those of companies included in the MSCI ACWI ex-USA Index, which captures large, mid, and small-capitalization companies across 22 developed countries (excluding the United States) and 23 emerging market countries.  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $25.72 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA ($376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $62.43 million.  As of December 31, 2015, the proposed Substitution will involve approximately $26.91 million of the net assets of the Existing Portfolio’s Standard Class shares and $0.02 million of the net assets of the Existing Portfolio’s Service Class shares, totaling $26.93 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $122.08 million and $54.34 million in net assets, respectively.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

(64)  See supra note 19.

	Existing Portfolio		Replacement Portfolio
	Delaware VIP International Value Equity Series		Global Atlantic BlackRock Disciplined International Core Portfolio(65)
Share Class	Standard Class	Service Class	Class I	Class II
Management Fee	0.85%	0.85%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	—	0.30%	—	0.25%
Other Expenses	0.17%	0.17%	0.09%	0.09%
Total Annual Operating Expenses	1.02%	1.32%	0.69%	0.94%
Fee Waiver / Expense Reimbursement	—	(0.05)%(66)	—	—
Net Annual Operating Expenses	1.02%	1.27%	0.69%	0.94%
Management Fee Breakpoint Schedule	0.85% on the first $500m 0.80% on the next $500m 0.75% on the next $1.5b 0.70% in excess of $2.5b		0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.30%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP International Value Equity Series
Standard Class	0.49%	2.12%	2.20%	—
Service Class	0.24%	1.87%	1.94%	—
MSCI EAFE® Index (gross) (reflects no deduction for fees, expenses, or taxes)	(0.39)%	4.07%	3.50%	—
MSCI EAFE® Index (net) (reflects no deduction for fees or expenses)	(0.81)%	3.60%	3.03%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
MSCI ACWI ex-USA Index (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class II)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Inheritage Separate Account	PRD264	PRD258
Group VEL Separate Account	PRD315
IMO Separate Account			PRD303	PRD260; PRD263

(65)  “Other Expenses” are estimated for the current fiscal year.

(66)  The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017.  This waiver may be terminated only by agreement of the Distributor and the Series.

VA-K Separate Account	PRD202; PRD206; PRD212; PRD246; PRD246b; PRD285;
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 20.	Fidelity VIP Overseas Portfolio (Initial Class) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Overseas Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Co., Inc.
FMR Investment Management (U.K.) Limited
Fidelity Management & Research (Hong Kong) Limited
Fidelity Management & Research (Japan) Limited
FIL Investment Advisors
FIL Investment Advisors (UK) Limited
FIL Investments (Japan) Limited (FIJ)

BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing at least 80% of assets in non-U.S. securities.

Normally investing primarily in common stocks.

Allocating investments across different countries and regions.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Over-the-Counter Transactions Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and the Existing Portfolio and the Replacement Portfolio invest a substantial portion of their assets in foreign securities (at least 80% of assets and at least 80% of net assets, respectively).  In addition, with respect to their investments in foreign securities, each Portfolio may invest in emerging markets.(67)  Each portfolio may invest in equity securities other than common stock.(68)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.  Also, each of the Portfolios invests in multiple market capitalization ranges.  The Existing Portfolio, according to Morningstar, as of June 30, 2016, invested 64.46% of its equity assets in companies classified as “large” or “giant,” 26.95% of its equity assets in companies classified as “medium,” and 8.60% of its equity assets in companies classified as “small” or “micro.”(69)  Comparatively, the Replacement Portfolio invests in companies with capitalizations similar to those of companies included in the MSCI ACWI ex-USA Index, which captures large, mid, and small-capitalization companies across 22 developed countries (excluding the United States) and 23 emerging market countries.  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $17.08 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA ($376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(67)  The Existing Portfolio’s statutory prospectus discloses that the Existing Portfolio may invest in emerging markets. See Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

(68)  See id.

(69)  See supra note 19.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.56 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $25.75 million of the net assets of the Existing Portfolio’s Initial Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $122.08 million in net assets.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Overseas Portfolio		Global Atlantic BlackRock Disciplined International Core Portfolio(70)
Share Class	Initial Class		Class I
Management Fee	0.67%		0.60%
Distribution and/or Service Fees (12b-1 fees)	—		—
Other Expenses	0.13%		0.09%
Total Annual Operating Expenses	0.80%		0.69%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.80%		0.69%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850

(70)  “Other Expenses” are estimated for the current fiscal year.

318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate 0.4240%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Overseas Portfolio
Initial Class	3.62%	4.44%	3.31%	—
MSCI EAFE® Index (reflects no deduction for fees or expenses)	(0.67)%	3.74%	3.18%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
MSCI ACWI ex-USA Index (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264
IMO Separate Account	PRD303
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 21.	Invesco V.I. International Growth Fund (Series I) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. International Growth Fund (Series I)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests primarily in equity securities and depositary receipts of foreign issuers. The principal types of equity securities in which the Fund invests are common and preferred stock.

Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries outside of the U.S. The Fund may also invest up to 1.25 times the amount of the exposure to emerging markets countries, i.e., those that are in the early stages of their industrial cycles, in the MSCI All Country World ex-U.S. Growth Index.

The Fund invests primarily in securities of issuers that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth.

The Fund invests primarily in the securities of large-capitalization issuers; however, the Fund may invest a significant amount of its net assets in the securities of mid-capitalization issuers.

The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. Historically the Fund has not hedged the currency exposure created by its investments in foreign securities but has the ability to do so if deemed appropriate by the Fund’s portfolio managers.

The Fund can use futures contracts to gain exposure to the broad market in connection with managing cash balances or to hedge against downside risk.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets

The portfolio managers employ a disciplined investment strategy that emphasizes fundamental research. The fundamental research primarily focuses on identifying quality growth companies and is supported by quantitative analysis, portfolio construction and risk management. Investments for the portfolio are selected bottom-up on a security-by-security basis. The focus is on the strengths of individual issuers, rather than sector or country trends. The portfolio managers’ strategy primarily focuses on identifying issuers that they believe have sustainable earnings growth, efficient capital allocation, and attractive prices.

The Fund’s portfolio managers may consider selling a security for several reasons, including when (1) its price changes such that they believe it has become too expensive, (2) the original investment thesis for the company is no longer valid, or (3) a more compelling investment opportunity is identified.

situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Securities Risk

•                  Foreign Securities Risk

•                  Geographic Focus Risk

•                  Growth Investing Risk

•                  Investing in the European Union Risk

•                  Management Risk

•                  Market Risk

•                  Mid-Capitalization Risk

•                  Preferred Securities Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Over-the-Counter Transactions Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  In addition, with respect to their investments in foreign securities, each Portfolio may invest in emerging markets.  The Portfolios’ similarity is further reflected by the fact that the Existing Portfolio’s benchmark index, the MSCI ACWI ex-USA Index, is the same index that the Replacement Portfolio uses to identify potential portfolio companies.  Also, each Portfolio utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio identifies convertible securities as part of its principal investment strategies.  Nonetheless, the Existing Portfolio has the flexibility to invest in convertible securities,(71) and the Portfolios otherwise primarily invest in the same asset classes, target companies with similar market capitalizations, and have similar geographic focuses.  Also, each of the Portfolios invests in multiple market capitalization ranges.  The Existing Portfolio, according to Morningstar, as of June 30, 2016, invested 96.74% of its equity assets in companies classified as “large” or “giant” and 3.26% of its equity assets in companies classified as “medium.”(72)  Comparatively, the Replacement Portfolio invests in companies with capitalizations similar to those of companies included in the MSCI ACWI ex-USA Index, which captures large, mid, and small-capitalization companies across 22 developed countries (excluding the United States) and 23 emerging market countries.  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $32.01 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA ($376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.8 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $0.99 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $122.08 million in net assets.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

(71)  See AIM Variable Insurance Funds (Invesco Variable Insurance Funds)  (File Nos. 811-0452; 033-57340), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 26, 2016).

(72)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. International Growth Fund	Global Atlantic BlackRock Disciplined International Core Portfolio(73)
Share Class	Series I	Class I
Management Fee	0.71%	0.60%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.21%	0.09%
Acquired Fund Fees and Expenses	0.01%	—
Total Annual Operating Expenses	0.93%	0.69%
Fee Waiver / Expense Reimbursement	(0.01)%(74)	—
Net Annual Operating Expenses	0.92%	0.69%
Management Fee Breakpoint Schedule	0.75% of the first $250m 0.70% over $250m	0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. International Growth Fund
Series I	(2.34)%	4.67%	5.34%	—
MSCI All Country World ex U.S. Index (Net) (reflects no deduction for fees, expenses or taxes)	(5.66)%	1.06%	2.92%	—
Custom International Growth Index	(1.25)%	2.94%	3.20%	—
Lipper VUF International Large-Cap Growth Funds Index	(0.69)%	4.61%	—	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
MSCI ACWI ex-USA (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Series I) replaced by Replacement Portfolio (Class I)
VA-K Separate Account	PRD246; PRD285; PRD246b

(73)  “Other Expenses” are estimated for the current fiscal year.

(74)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.

Substitution No. 22.	Goldman Sachs Strategic International Equity Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs Strategic International Equity Fund (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management International	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in a diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States. Such equity investments may include exchange traded funds (“ETFs”), futures and other instruments with similar economic exposures. The Fund intends to invest in companies with public stock market capitalizations that are larger than $500 million at the time of investment, and in at least three foreign countries.

The Fund expects to invest a substantial portion of its assets in the securities of issuers located in the developed countries of Western Europe and in Japan, but may also invest in securities of issuers located in Australia, Canada, New Zealand and in emerging countries. From time to time, the Fund’s investments in a particular developed country may exceed 25% of its investment portfolio. The Fund is “strategic” in that it seeks to provide investors with access to the long term investment opportunity of the international markets.

The Fund’s investments are selected using a strong valuation discipline to purchase what the Investment Adviser believes are well-positioned, cash-generating businesses run by shareholder-oriented management teams.

The Fund may also invest in fixed income securities, such as government, corporate and bank debt obligations.

The Fund’s benchmark index is the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index (Net, USD, Unhedged).

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Foreign and Emerging Countries Risk • Foreign Custody Risk • Large Shareholder Transactions Risk • Market Risk • Stock Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Over-the-Counter Transactions Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and the Existing Portfolio and the Replacement Portfolio each invest at least 80% of its net assets in non-U.S. issuers. In addition, with respect to their investments in foreign companies, each Portfolio may invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio may invest in fixed-income securities such as government, corporate, and bank debt obligations as part of its principal investment strategies.  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets were invested in fixed income securities, indicating that the Existing Portfolio invests little, if any, of its assets in fixed income securities.  Moreover, there is significant overlap in the market capitalization ranges of the companies in which the Portfolios invest.  The Existing Portfolio targets companies with market capitalizations larger than $500 million.  The Replacement Portfolio uses the MSCI ACWI ex-USA Index to identify potential portfolio companies, and companies included in the index ranged from $376.27 million to $237.46 billion as of December 31, 2015.  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $29.97 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA ($376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $158.55 million.  As of December 31, 2015, the proposed Substitution will involve approximately $61.46 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $122.08 million and $54.34 million in net assets, respectively.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs Strategic International Equity Fund	Global Atlantic BlackRock Disciplined International Core Portfolio(75)
Share Class	Service Shares	Class I	Class II
Management Fee	0.85%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.21%	0.09%	0.09%
Total Annual Operating Expenses	1.31%	0.69%	0.94%
Fee Waiver / Expense Reimbursement	(0.19)%(76)	—	—

(75)  “Other Expenses” are estimated for the current fiscal year.

(76)  The Investment Adviser has agreed to (i) waive a portion of the management fee in order to achieve an effective net management fee rate of 0.81% of the Fund’s average daily net assets, and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.044% of the Fund’s average daily net assets. These arrangements will remain in effect through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Net Annual Operating Expenses	1.12%	0.69%	0.94%
Management Fee Breakpoint Schedule	0.85% on the first $1b 0.77% on the next $1b 0.73% on the next $3b 0.72% on the next $3b 0.71% over $8b	0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs Strategic International Equity Fund
Service Shares (Inception: 01/9/2006)	0.77%	3.37%	—	1.16%
Morgan Stanley Capital International (MSCI) EAFE® Index (Net, USD, Unhedged; reflects no deduction for fees or expenses)	(0.81)%	3.60%	—	2.54%
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
MSCI ACWI ex-USA (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account II		PRD259
Select Separate Account III		PRD261; PRD314
Fulcrum Separate Account		PRD210
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264	PRD258
IMO Separate Account		PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 23.	Lazard Retirement International Equity Portfolio (Service Shares) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Lazard Retirement International Equity Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)

Investment Adviser	Investment Adviser
Lazard Asset Management LLC	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Portfolio seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of relatively large non-US companies with market capitalizations in the range of companies included in the MSCI® Europe, Australasia and Far East (“EAFE®”) Index (ranging from approximately $1.7 billion to $235.6 billion as of April 5, 2016) that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

In choosing stocks for the Portfolio, the Investment Manager looks for established companies in economically developed countries and may invest up to 15% of the Portfolio’s assets in securities of companies whose principal business activities are located in emerging market countries. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Market Risk • Issuer Risk • Non-US Securities Risk • Emerging Market Risk • Foreign Currency Risk • Value Investing Risk • Large Cap Companies Risk • Small and Mid Cap Companies Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Over-the-Counter Transactions Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities, and each Portfolio primarily invests in non-U.S. companies.  In addition, with respect to their investments in foreign companies, each Portfolio may invest in emerging markets.  Also, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target

companies with substantially similar market capitalizations, and have similar geographic focuses.   Moreover, the Portfolios invest in companies with similar market capitalizations.  Indeed, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (MSCI EAFE® Index:  $0.94 billion to $237.46 billion, $13.32 billion average, as of December 31, 2015) and the Replacement Portfolio (MSCI ACWI ex-USA Index:  $376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015) to identify potential portfolio companies.  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $26.47 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $682.01 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.004 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $54.34 million in net assets.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Lazard Retirement International Equity Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio(77)
Share Class	Service Shares	Class II
Management Fee	0.75%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.11%	0.09%
Total Annual Operating Expenses	1.11%	0.94%

(77)  “Other Expenses” are estimated for the current fiscal year.

Fee Waiver / Expense Reimbursement	(0.01)%(78)	—
Net Annual Operating Expenses	1.10%	0.94%
Management Fee Breakpoint Schedule	—	0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Lazard Retirement International Equity Portfolio
Service Shares (Inception: 9/1/1998)	1.75%	5.74%	3.89%	4.08%
MSCI EAFE® Index (reflects no deduction for fees, expenses or taxes)	(0.81)%	3.60%	3.03%	4.50%
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class II	—	—	—	—
MSCI ACWI ex-USA (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Code of Contracts Affected
Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Fulcrum Separate Account	PRD210

Substitution No. 24.	T. Rowe Price International Stock Portfolio replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
T. Rowe Price International Stock Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
T. Rowe Price Associates, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
T. Rowe Price International Ltd	BlackRock Investment Management, LLC

(78)  Reflects a contractual agreement by Lazard Asset Management LLC (the “Investment Manager”) to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2017, to the extent Total Annual Portfolio Operating Expenses exceed 1.10% and .85% of the average daily net assets of the Portfolio’s Service Shares and Investor Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of “Acquired Funds” and extraordinary expenses. This agreement can only be amended by agreement of the Fund, upon approval by the Fund’s Board of Directors, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Investment Objective	Investment Objective
The fund seeks long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The fund expects to invest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. The fund normally invests in at least five countries and may purchase the stocks of companies of any size, but its focus will typically be on large-sized companies. Normally, at least 80% of the fund’s net assets (including any borrowings for investment purposes) will be invested in stocks.

While the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock selection. Country allocation is driven largely by stock selection, though the adviser may limit investments in markets or industries that appear to have poor overall prospects.

Security selection reflects a growth style. The fund relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. The adviser seeks to purchase stocks of companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.

In selecting investments, the fund generally favors companies with one or more of the following characteristics:

•                  leading or improving market position;

•                  attractive business niche;

•                  attractive or improving franchise or industry position;

•                  seasoned management;

•                  stable or improving earnings and/or cash flow; and

•                  sound or improving balance sheet.

The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA

Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Active Management Risk • Risks of Stock Investing • International Investing Risk • Emerging Markets Risk • Investment Style Risk • Market Capitalization Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Over-the-Counter Transactions Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio primarily invests in foreign securities.  In addition, with respect to their investments in foreign companies, each Portfolio may invest in emerging markets.  Furthermore, the similarity between the Portfolios’ principal investment strategies is further reflected by the fact that the Existing Portfolio utilizes the MSCI ACWI ex-USA Index as its performance benchmark, which is the same the index used by the Replacement Portfolio to identify potential portfolio companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class and have similar geographic focuses.  Moreover, each of the Portfolios invests in multiple market capitalization ranges.  The Existing Portfolio may invest in companies of any size, and focuses on large- and, to a lesser extent, medium-capitalization companies.  The Replacement Portfolio invests in companies with capitalizations similar to the companies included in the MSCI ACWI ex-USA Index, which captures large, mid, and small-capitalization companies across 22 developed countries (excluding the United States) and 23 emerging market countries.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio’s average market capitalization was $29.25 billion, which is well within the market-capitalization range of the companies included in the MSCI

ACWI ex-USA ($376.27 million to $237.48 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $305.03 million.  As of December 31, 2015, the proposed Substitution will involve approximately $42.54 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $122.08 million and $54.34 million in net assets, respectively.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	T. Rowe Price International Stock Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio(79)
Share Class	—	Class I	Class II
Management Fee	1.05%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	—	—	0.25%
Other Expenses	0.00%	0.09%	0.09%
Total Annual Operating Expenses	1.05%	0.69%	0.94%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.05%	0.69%	0.94%
Management Fee Breakpoint Schedule	—	0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — T. Rowe Price International Stock Portfolio
T. Rowe Price International Stock Portfolio	(0.90)%	2.88%	3.33%	—
MSCI All Country World Index ex USA (reflects no deduction for fees, expenses, or taxes)	(5.25)%	1.51%	3.38%	—
Lipper Variable Annuity Underlying International Multi-Cap Growth Funds Average	0.13%	3.37%	3.74%	—

(79)  “Other Expenses” are estimated for the current fiscal year.

Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
MSCI ACWI ex-USA (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio replaced by Replacement Portfolio (Class I)	Existing Portfolio replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD235; PRD236
Select Separate Account II		PRD259
Select Separate Account III		PRD261
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264	PRD258
IMO Separate Account	PRD303	PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 25.	Templeton Foreign VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Templeton Foreign VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Templeton Investment Counsel, LLC	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Long-term capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets. Under normal market conditions, the Fund invests predominantly in equity securities, primarily to predominantly in common stock. While there are no set percentage targets, the Fund invests predominantly in large to medium capitalization companies and may invest a portion in smaller companies. The Fund also invests in American, European and Global Depositary Receipts. Although the investment manager will search for investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Securities selected will consist of developed market equity securities and emerging market equities, of companies with similar capitalizations of the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model. The model systematically tracks and ranks the characteristics of issuers across developed and emerging markets, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value; earnings quality; market sentiment; and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/earnings ratio, profit margins and liquidation value.

The Fund may, from time to time, seek to hedge (protect) against currency risks, using certain derivative instruments, including currency and cross currency forwards and currency futures contracts.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Under normal circumstances, at least 80% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

The Portfolio may use derivatives, including futures, foreign exchange transactions, and/or forward foreign currency contracts to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the MSCI ACWI ex-USA Index.

The Portfolio’s benchmark index is the MSCI ACWI ex-USA Index. The MSCI ACWI ex-USA Index is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging market countries, excluding the United States.

Principal Risks	Principal Risks
• Market • Foreign Securities • Currency Management Strategies • Regional Focus • Developing Market Countries • Smaller and Midsize Companies • Value Style Investing • Liquidity • Management • Focus

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Forward Currency Contracts Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

• Derivative Instruments	• Market Risk • Management Risk • Quantitative Investing Risk • Over-the-Counter Transactions Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio invests at least 80% of its net assets in non-U.S. companies.  In addition, with respect to their investments in foreign companies, each Portfolio may invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class and have similar geographic focuses.  Moreover, each of the Portfolios invests in multiple market capitalization ranges.  The Existing Portfolio may invest in companies of any size, and focuses on large- and medium-capitalization companies.  The Replacement Portfolio invests in companies with capitalizations similar to the companies included in the MSCI ACWI ex-USA Index, which captures large, mid, and small-capitalization companies across 22 developed countries (excluding the United States) and 23 emerging market countries.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio’s average market capitalization was $24.06 billion, which is well within the market-capitalization range of the companies included in the MSCI ACWI ex-USA ($376.27 million to $237.46 billion, $9.03 billion average, as of December 31, 2015).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.14 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $10.21 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $122.08 million and $54.34 million in net assets, respectively.  The Replacement Portfolio will have approximately $176.42 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Templeton Foreign VIP Fund	Global Atlantic BlackRock Disciplined International Core Portfolio(80)
Share Class	Class 2	Class I	Class II
Management Fee	0.75%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.03%	0.09%	0.09%
Total Annual Operating Expenses	1.03%	0.69%	0.94%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.03%	0.69%	0.94%
Management Fee Breakpoint Schedule

0.900% up to $200m
0.810% over $200m up to $700m
0.775% over $700m up to $1.2b
0.750% over $1.2b up to $1.3b
0.675% over $1.3b up to $10b
0.655% over $10b up to $15b
0.635% over $15b up to $20b
0.615% in excess of $20b

		0.60% of the first $1b 0.58% of the next $1b 0.56% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Templeton Foreign VIP Fund
Class 2	(6.49)%	1.55%	2.98%	—
MSCI EAFE® Index (index reflects no deduction for fees, expenses or taxes)	(0.39)%	4.07%	3.50%	—
MSCI All Country World ex-US Index (index reflects no deduction for fees, expenses or taxes)	(5.25)%	1.51%	3.38%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined International Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
MSCI ACWI ex-USA (reflects no deduction for fees, expenses, or taxes)	(5.67)%	2.68%	4.10%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III		PRD314
Group VEL Separate Account	PRD315
FUVUL Separate Account		PRD209
IMO Separate Account	PRD303	PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223; PRD246b; PRD246; PRD285

(80)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 26.	AB Growth and Income Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Growth and Income Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities. The Adviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Portfolio may invest in companies of any size and in any industry.

The Adviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the Portfolio. The research staff follows a primary research universe of approximately 500 largely U.S. companies. In determining a company’s intrinsic economic value, the Adviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Adviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Adviser anticipates that the Portfolio’s portfolio normally will include companies ranking in the top three deciles of the Adviser’s valuation model.

The Adviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization) or companies engaged in particular types of business (e.g., banks and other financial institutions), although the Portfolio does not intend to concentrate in any

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often particular industries or businesses. The Portfolio’s portfolio emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market Risk • Foreign (Non-U.S.) Risk • Currency Risk • Derivatives Risk • Industry/Sector Risk • Management Risk

•      Convertible Securities Risk

•      Depositary Receipts Risk

•      Derivatives Risk

•      Equity Risk

•      Foreign Currency Risk

•      Foreign Investment Risk

•      Issuer Risk

•      Limited History of Operation Risk

•      Market Risk

•      Management Risk

•      Quantitative Investing Risk

•      Settlement Risk

•      Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by using value investment styles to invest in equity securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.  In addition, although each Portfolio focuses on investments in domestic companies, each Portfolio may invest in foreign securities.  Also, each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities.(81)  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by their use of the same benchmark index, the Russell 1000® Value Index.

(81)  See AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 28, 2016).

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio focuses on dividend-paying securities.  However, this difference is mitigated by the fact that the Replacement Portfolio’s investments will generate dividend income.  Indeed, for the year ended December 31, 2015, the companies included in the Russell 1000® Value Index, the index that the Replacement Portfolio uses to identify potential portfolio companies, had an average dividend yield of 2.65%.  The Existing Portfolio may invest in companies of any market size, while the Replacement Portfolio focuses only on large-capitalization companies (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, according to Morningstar, as of June 30, 2016, 81.55% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(82) In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $58.49 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $380 million to $443 billion, $7.10 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $797.23 million.  As of December 31, 2015, the proposed Substitution will involve approximately $41.56 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $330.39 million and $10.50 million in net assets, respectively.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

(82)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	AB Growth and Income Portfolio	Global Atlantic BlackRock Disciplined Value Portfolio(83)
Share Class	Class B	Class I	Class II
Management Fee	0.55%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.05%	0.09%	0.09%
Total Annual Operating Expenses	0.85%	0.54%	0.79%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.85%	0.54%	0.79%
Management Fee Breakpoint Schedule	0.55 of 1% of the first $2.5b 0.45 of 1% over $2.5b up to $5b 0.40 of 1% over $5b	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Growth and Income Portfolio
Class B	1.43%	13.16%	6.24%	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account II	PRD259
Select Separate Account III	PRD261	PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223	PRD246b; PRD246; PRD285

(83)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 27.	AB Value Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Value Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in a diversified portfolio of equity securities of U.S. companies with relatively large market capitalizations that the Adviser believes are undervalued. The Portfolio invests in companies that are determined by the Adviser to be undervalued using the fundamental value approach of the Adviser. The fundamental value approach seeks to identify a universe of securities that are considered to be undervalued because they are attractively priced relative to their future earnings power and dividend-paying capability.

In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose long-term earnings power and dividend-paying capability are not reflected in the current market price of their securities.

The Adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff of company and industry analysts covers a research universe that includes the majority of the capitalization of the Russell 1000® Value Index. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The research staff focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio, and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often they cover.

The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may invest in securities of non-U.S. issuers.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market Risk • Foreign (Non-U.S.) Risk • Currency Risk • Derivatives Risk • Management Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by using value investment styles to invest in equity securities of large-capitalization companies.  Notably, each Portfolio utilizes the Russell 1000® Value Index as part of its investment process, and each Portfolio uses the Russell 1000® Value Index as its performance benchmark.  Moreover, although each Portfolio focuses on investments in domestic companies, each Portfolio may invest in foreign securities.  Also, each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $86.44 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.47 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $330.39 million and $10.50 million in net assets, respectively.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Value Portfolio	Global Atlantic BlackRock Disciplined Value Portfolio(84)
Share Class	Class B	Class I	Class II
Management Fee	0.55%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.26%	0.09%	0.09%
Total Annual Operating Expenses	1.06%	0.54%	0.79%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.06%	0.54%	0.79%
Management Fee Breakpoint Schedule	0.55 of 1% of the first $2.5b 0.45 of 1% over $2.5b up to $5b 0.40 of 1% over $5b	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Value Portfolio
Class B	(7.17)%	9.31%	3.71%	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

(84)  “Other Expenses” are estimated for the current fiscal year.

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account III		PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 28.	Deutsche Large Cap Value VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Large Cap Value VIP (Class A)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to achieve a high rate of total return.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 (Reg. TM) Value Index and that portfolio management believes are undervalued. While the market capitalization range of the Russell 1000 (Reg. TM) Value Index changes throughout the year, as of June 30, 2016, the market capitalization range of the Russell 1000 (Reg. TM) Value Index was between approximately $1.48 billion and $515.59 billion. The companies are selected using the Cash Return on Capital Invested (CROCI (Reg. TM)) strategy as one factor. Portfolio management will select stocks from among companies in the S&P 500 Index (excluding companies from the financial sector) which are under CROCI (Reg. TM) coverage at any given time (as of December 2015, approximately 302 companies that are part of the S&P 500 Index were under CROCI (Reg. TM) coverage). Initially, approximately 40 companies will be identified from the selection universe. The companies are selected on the basis of an economic valuation using the CROCI (Reg. TM) methodology, among other criteria. In addition, portfolio management will apply liquidity and trading controls that seek to reduce portfolio turnover and transaction costs. The fund’s portfolio will be rebalanced periodically.

MANAGEMENT PROCESS. Portfolio management will

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign select stocks of companies that offer economic value, utilizing the CROCI (Reg. TM) strategy as one factor, among other factors. Under the CROCI (Reg. TM) strategy, economic value is measured using various metrics such as the CROCI (Reg. TM) Economic Price Earnings Ratio. The CROCI (Reg. TM) Economic Price Earnings Ratio is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity). The CROCI (Reg. TM) Economic Price Earnings Ratio and other CROCI (Reg. TM) metrics may be adjusted from time to time. The CROCI (Reg. TM) strategy may apply other measures of company valuation, as determined by the CROCI (Reg. TM) Investment Strategy and Valuation Group. Portfolio management may use criteria other than the CROCI (Reg. TM) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 40 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. The fund is rebalanced periodically in accordance with the CROCI (Reg. TM) strategy’s rules (re-selecting the approximately 40 stocks that make up the fund). During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.

DERIVATIVES. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular asset class, to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

ACTIVE TRADING. The fund may trade actively. This could raise transaction costs (thus lowering returns).

securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Stock Market Risk • Security Selection Risk • Value Investing Risk • Focus Risk	• Convertible Securities Risk • Depositary Receipts Risk • Derivatives Risk • Equity Risk

• Derivatives Risk • Counterparty Risk • Liquidity Risk • Securities Lending Risk • Pricing Risk • Operational and Technology Risk • CROCI (Reg. TM) Risk	• Foreign Currency Risk • Foreign Investment Risk • Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk • Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (high rate of total return) is consistent with the investment objective of the Replacement Portfolio (long-term capital appreciation).  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to invest at least 80% of its net assets in the equity securities of domestic large-capitalization companies, and each Portfolio primarily invests in the common stock of such companies.  Notably, each Portfolio utilizes the Russell 1000® Value Index as part of its investment process to identify potential portfolio companies.  Also, each Portfolio primarily invest in U.S. companies.  Moreover, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio may invest a portion of its assets in foreign securities; however, each Portfolio invests substantially all of its assets in U.S. companies.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $297.45 million.  As of December 31, 2015, the proposed Substitution will involve approximately $81.27 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $330.39 million in net assets.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Large Cap Value VIP	Global Atlantic BlackRock Disciplined Value Portfolio(85)
Share Class	Class A	Class I
Management Fee	0.64%	0.45%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.14%	0.09%
Total Annual Operating Expenses	0.78%	0.54%
Fee Waiver / Expense Reimbursement	(0.03)%(86)	—
Net Annual Operating Expenses	0.75%	0.54%
Management Fee Breakpoint Schedule	First $250m - 0.650% Next $750m - 0.625% Next $1.5b - 0.600% Next $2.5b - 0.575% Next $2.5b - 0.550% Next $2.5b - 0.525% Next $2.5b - 0.500% Thereafter - 0.475%	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Large Cap Value VIP
Class A	(6.87)%	8.17%	5.50%	—
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	(3.83)%	11.27%	6.16%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD233 ; PRD234; PRD235; PRD236
IMO Separate Account	PRD303; PRD260; PRD263
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

(85)  “Other Expenses” are estimated for the current fiscal year.

(86)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) at a ratio no higher than 0.75% for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Substitution No. 29.	Fidelity VIP Equity-Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Equity-Income Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Fidelity VIP Equity-Income Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing at least 80% of assets in equity securities.

Normally investing primarily in income-producing equity securities, which tends to lead to investments in large cap “value” stocks.

Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

Investing in domestic and foreign issuers.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Potentially using covered call options as tools in managing the fund’s assets.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes • “Value” Investing

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by using value investment styles to invest at least 80% of its assets in equity securities, primarily securities of large-capitalization companies.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap value domestic stock fund.  In addition, each Portfolio may invest in U.S. and foreign companies.  Also, each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities.(87)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in debt securities, including high-yield or “junk” bonds, as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, fixed income securities comprised approximately 0.17% of the Existing Portfolio’s assets, and thus only a small percentage of the Existing Portfolio’s assets appear to be invested in debt securities.  Unlike the Replacement Portfolio, the Existing Portfolio’s investment objective includes income, and its principal investment strategies seek income-producing equity securities.  However, these differences are mitigated by the fact that the Replacement Portfolio’s investments will generate current income.  Indeed, for the year ended December 31, 2015, the companies included in the Russell 1000® Value Index, the market index used by the Replacement Portfolio to identify potential portfolio companies, had an average dividend yield of 2.65%.  Also, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will produce a level of current income.  Moreover, this difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $5.25 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $153.65 million of the net assets of the Existing Portfolio’s Initial Class shares and $3.18 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $156.83 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $330.39 million and $10.50 million in net assets, respectively.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

(87)  The Existing Portfolio’s statutory prospectus discloses that the Existing Portfolio may invest in preferred stock and convertible securities. See Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Equity-Income Portfolio		Global Atlantic BlackRock Disciplined Value Portfolio(88)
Share Class	Initial Class		Class I
Management Fee	0.45%		0.45%
Distribution and/or Service Fees (12b-1 fees)	—		—
Other Expenses	0.09%		0.09%
Acquired Fund Fees and Expenses	0.08%		—
Total Annual Operating Expenses	0.62%		0.54%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.62%		0.54%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352

(88)  “Other Expenses” are estimated for the current fiscal year.

860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.2000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Service Class 2	Class I	Class II
Management Fee	0.45%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.09%	0.09%	0.09%
Acquired Fund Fees and Expenses	0.08%	—	—
Total Annual Operating Expenses	0.87%	0.54%	0.79%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.87%	0.54%	0.79%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750

390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.2000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Equity-Income Portfolio
Initial Class	(4.08)%	9.65%	5.22%	—
Service Class 2	(4.32)%	9.36%	4.96%	—
Russell 3000® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.13)%	10.98%	6.11%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (IC) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SC2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD234; PRD235; PRD236	PRD233	PRD215
Select Separate Account II	PRD259
Select Separate Account III	PRD261		PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 30.	Franklin Mutual Shares VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Mutual Shares VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Franklin Mutual Advisers, LLC	Global Atlantic Investment Advisors, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Capital appreciation. Its secondary goal is income.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock. To a lesser extent, the Fund also invests in merger arbitrage securities and the debt and equity of distressed companies.

The Fund may invest a significant portion of its assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than 20% of its assets in foreign securities.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, the Fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

The Fund regularly attempts to hedge (protect) against currency risks, largely using currency forward contracts and currency futures contracts (including currency index futures contracts) when, in the investment manager’s opinion, it would be advantageous to the Fund to do so. The Fund may also, from time to time, attempt to hedge against market risk using a variety of derivatives.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market • Value Style Investing • Foreign Securities • Smaller and Midsize Companies • Derivative Instruments • Merger Arbitrage Securities and Distressed Companies • Management

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to primarily invest in equity securities.  Notably, there is significant overlap in the market capitalization ranges targeted by the Portfolios, with the Existing Portfolio investing primarily in companies with market capitalizations greater than $5 billion and the Replacement Portfolio targeting companies with capitalizations similar to the companies included in the Russell 1000® Value Index (approximately $380 million to $443 billion, $109.63 billion weighted average, $7.10 billion median as of December 31, 2015).  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is currently categorized as a large-cap value domestic stock fund.  Furthermore, although each Portfolio focuses on investments in domestic companies, each Portfolio may invest in foreign companies.  Also, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes income as part of its investment objective, and only the Existing Portfolio invests in debt securities.  However, according to Morningstar, as of June 30, 2016, fixed income securities comprised approximately 4.44% of the Existing Portfolio’s assets, and thus only a small percentage of the Existing Portfolio’s assets appear to be invested in debt securities.  These differences are also mitigated by the fact that the Replacement Portfolio’s investments will generate current income.  Indeed, for the year ended December 31, 2015, the companies included in the Russell 1000® Value Index, the market index used by the Replacement Portfolio to identify potential portfolio companies, had an average dividend yield of 2.65%.  Also, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will produce a level of current income.  Moreover, this difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $4.13 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $21.83 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $330.39 million and $10.50 million in net assets, respectively.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Mutual Shares VIP Fund	Global Atlantic BlackRock Disciplined Value Portfolio(89)
Share Class	Class 2	Class I	Class II
Management Fee	0.69%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.04%	0.09%	0.09%
Total Annual Operating Expenses	0.98%	0.54%	0.79%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.98%	0.54%	0.79%
Management Fee Breakpoint Schedule

0.750% up to $200m

0.735% over $200m up to $700m

 0.700% over $700m up to $1.2b

0.675% over $1.2b up to $5b

0.645% over $5b up to $10b

0.625% over $10b up to $15b

0.605% over $15b up to $20b

0.585% in excess of $20b

		0.45 % of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Franklin Mutual Shares VIP Fund
Class 2	(4.94)%	8.11%	4.78%	—
S&P 500® Index (index reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account II	PRD259
Select Separate Account III	PRD261	PRD314
Inheritage Separate Account	PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223	PRD205; PRD246b; PRD246; PRD285

(89)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 31.	Franklin Growth & Income VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Growth & Income VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Adviser	Investment Adviser
Franklin Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Capital appreciation. Its secondary goal is current income.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal conditions, the Fund invests predominantly in equity securities, including common stock, preferred stock and securities convertible into common stocks. The Fund may also invest up to 20% of its net assets in debt securities, including any combination of the following investments: corporate, agency and government bonds issued in the United States and other countries; notes and debentures (collectively with bonds referred to as debt securities). The Fund does not presently intend to invest in any below investment grade bonds that are not convertible bonds. The Fund generally invests predominantly in common stocks, and the remainder of its net assets in other instruments such as convertible securities and debt securities. The Fund may invest up to 25% of its net assets in foreign securities, including developing or emerging markets.

While the Fund does not concentrate in any one industry, from time to time, based on economic conditions, it may make significant investments in certain sectors.

The Fund’s strategy is to invest in a broadly diversified portfolio of equity securities that the Fund’s investment manager considers to be financially strong, with a focus on “blue chip” companies. The investment manager applies a “bottom-up” approach to investing in individual securities. The investment manager will assess the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value, and cash flow potential. The investment manager also considers a company’s price/earnings ratio, profit margins, balance sheet and liquidation value. The Fund’s investment manager considers dividend yield in selecting stocks for the Fund because the investment manager believes that, over time, dividend income can contribute significantly to total return and can be a more consistent source of investment return than capital appreciation.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market • Blend Style Investing • Income • Focus • Foreign Securities • Convertible Securities • Credit • High-Yield Debt Securities • Management • Interest Rate

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, which is reflected by the Existing Portfolio’s current Morningstar categorization as a large-cap value domestic stock fund.  Furthermore, each Portfolio may invest in domestic and foreign companies.  Also, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes income as part of its investment objective, and only the Existing Portfolio invests in debt securities.  However, according to Morningstar, as of June 30, 2016, fixed income securities comprised approximately 0% of the Existing Portfolio’s assets, so it appears that the Existing Portfolio invests little, if any, of its assets in debt securities.  These differences are also mitigated by the fact that the Replacement Portfolio’s investments will generate current income.

Indeed, for the year ended December 31, 2015, the companies included in the Russell 1000® Value Index, the market index used by the Replacement Portfolio to identify potential portfolio companies, had an average dividend yield of 2.65%.  Also, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will produce a level of current income.  Moreover, this difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners. The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class and have similar geographic focuses.  In addition, the Portfolios invest in substantially similar market capitalizations.  Indeed, according to Morningstar, as of June 30, 2016, 91.69% of the Existing Portfolio’s equity assets were invested in securities of companies classified as “large” or “giant.”(90)  And, according to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $86.28 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $380 million to $443 billion, $109.63 billion weighted average, $7.10 billion median as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $269.35 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.44 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $330.39 million in net assets.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Growth & Income VIP Fund	Global Atlantic BlackRock Disciplined Value Portfolio(91)
Share Class	Class 2	Class I
Management Fee	0.54%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—
Other Expenses	0.04%	0.09%
Total Annual Operating Expenses	0.83%	0.54%

(90)  See supra note 19.

(91)  “Other Expenses” are estimated for the current fiscal year.

Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.83%	0.54%
Management Fee Breakpoint Schedule	0.625% up to $100m 0.500% over $100m up to $250m 0.450% over $250m up to $7.5b 0.440% over $7.5b up to $10b 0.430% over $10b up to $12.5b 0.420% over $12.5b up to $15b 0.400% in excess of $15b	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Franklin Growth & Income VIP Fund
Class 2	(0.91)%	10.00%	5.66%	—
S&P 500® Index (index reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class I)
IMO Separate Account	PRD303; PRD260
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 32.	Invesco V.I. Value Opportunities Fund (Series II) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Value Opportunities Fund (Series II)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies
The Fund invests, under normal market conditions, in a portfolio of common stocks, preferred stocks and convertible securities.	Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large

Under normal market conditions, the Fund will invest in securities of large-capitalization, mid-capitalization and small-capitalization issuers with market capitalizations equal to or greater than the unweighted median market capitalization of companies in the S&P 1500 Value Index. Notwithstanding this limitation, Invesco Advisers, Inc. (Invesco or the Adviser) will not be required to sell a security, and may purchase additional securities of an issuer with a market capitalization below this size, if the issuer had a market capitalization at least this size at the time the security was initially purchased for the Fund.

The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 25% of its net assets in securities of foreign issuers, including securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles, and depositary receipts.

The Fund can invest in derivative instruments including futures contracts and options.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

The Fund can use options to seek alpha (return on investments in excess of the S&P 1500 Value Index) or to mitigate risk.

The Fund may invest in unseasoned issuers or in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, services, markets or resources or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts. As a result of the Fund’s stock selection process, a significant portion of the Fund’s assets may be invested in companies within the same industries or sectors of the market.

The Fund emphasizes a value style of investing and the portfolio managers seek to invest in undervalued companies they believe possess the potential for capital growth. In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:

•                  Buy businesses trading at a significant discount to the portfolio managers’ estimate of intrinsic value. The portfolio managers believe intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire issuer for cash.

•                  Emphasize quality businesses with potential to grow intrinsic value over time. The portfolio managers primarily seek issuers that they believe have solid capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.

The portfolio managers will consider selling a security if a more attractive investment opportunity is identified, if a security is trading near or above the portfolio managers’ estimate of intrinsic value or if there is a fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value.

The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual issuers as opposed to macroeconomic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the Fund’s portfolio rather than mirror the composition or sector weights of any benchmark.

Principal Risks	Principal Risks

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Emerging Markets Securities Risk

•                  Foreign Securities Risk

•                  Initial Public Offerings (IPO) Risk

•                  Management Risk

•                  Market Risk

•                  Preferred Securities Risk

•                  REIT Risk/Real Estate Risk

•                  Sector Focus Risk

•                  Small- and Mid-Capitalization Risks

•                  Unseasoned Issuer Risk

•                  Value Investing Style Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to primarily invest in equity securities.  The Portfolios also target companies of similar market capitalization ranges.  Significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (S&P 1500 Value Index:  $58.52 million to $325.49 billion, $2.56 billion median, as of December 31, 2015, and the Existing Portfolio invests in companies with market capitalizations greater than or equal to the index’s median market capitalization) and the Replacement Portfolio (Russell 1000® Value Index:  approximately $380 million to $443 billion, $7.10 billion median as of December 31, 2015) to identify potential portfolio companies.  Furthermore, each Portfolio may invest in domestic and foreign companies.  Also, each

Portfolio may invest in equity securities other than common stocks, including preferred stock and convertible securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in certain asset classes in which the Replacement Portfolio generally will not invest (e.g., REITs and emerging market securities).  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $138.78 million.  As of December 31, 2015, the proposed Substitution will involve approximately $4.94 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $330.39 million and $10.50 million in net assets, respectively.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Value Opportunities Fund	Global Atlantic BlackRock Disciplined Value Portfolio(92)
Share Class	Series II	Class I	Class II
Management Fee	0.70%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.24%	0.09%	0.09%
Total Annual Operating Expenses	1.19%	0.54%	0.79%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.19%	0.54%	0.79%

(92)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule

0.695 % of the first $250m

0.67% of the next $250m

0.645% of the next $500m

0.62% of the next $1.5b

0.595% of the next $2.5b

0.57% of the next $2.5b

0.545% of the next $2.5b

0.52% of the excess over $10b

0.45 % of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. Value Opportunities Fund
Series II	(10.65)%	7.56%	2.28%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
S&P 1500 Value Index (reflects no deduction for fees, expenses or taxes)	(3.53)%	10.88%	5.98%	—
Lipper VUF Multi-Cap Value Funds Index	(4.86)%	9.91%	5.27%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Series II) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Series II) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD215
Select Separate Account III		PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 33.	Pioneer Equity Income VCT Portfolio (Class I) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer Equity Income VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 20% of its total assets in securities of non-U.S. issuers, including depositary receipts. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio also may invest in investment grade and below investment grade debt securities (known as “junk bonds”).

The portfolio may invest up to 10% of its net assets in junk bonds, including below investment grade convertible debt securities.

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities that are selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. The adviser also considers a security’s potential to provide a reasonable amount of income. In making these assessments, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of domestic large capitalization companies. Additionally, the Portfolio may invest in securities of foreign issuers. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 1000® Value Index, which as of October 30, 2015 was between $503 million and $420.3 billion. However, the Portfolio may invest in securities outside the Russell 1000® Value Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of primarily large capitalization value issuers located in the United States, but may also include foreign issuers, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The value investment style generally involves investing in stocks of companies that are trading at a discount to peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets, but may also invest in foreign securities. The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000® Value Index.

bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser generally sells a portfolio security when it believes that the security’s market value reflects its underlying value.

The Portfolio’s benchmark index is the Russell 1000® Value Index. The Russell 1000® Value Index measures the performance of large- and mid-capitalization value sectors of the U.S. equity market. It is a subset of the Russell 1000® Index, which measures the performance of the large-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks

•                  Market Risk

•                  Value Style Risk

•                  Income Producing Securities Risk

•                  Large Capitalization Companies Risk

•                  Portfolio Selection Risk

•                  Risks of Non-U.S. Investments

•                  Risks of Initial Public Offerings

•                  Risks of Investment in Other Funds

•                  Risks of Investments in Real Estate Related Securities

•                  Risks of Convertible Securities

•                  Preferred Stocks Risk

•                  Debt Securities Risk

•                  High Yield or “Junk” Bond Risk

•                  Market Segment Risk

•                  Derivatives Risk

•                  Leveraging Risk

•                  Valuation Risk

•                  Liquidity Risk

•                  Expense Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Value Stock Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to primarily invest in the equity securities of U.S. companies.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund.  Furthermore, each Portfolio may invest in domestic and foreign companies.  Also, each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities.  The Portfolios’ similarity is further reflected by the fact that the Existing Portfolio’s benchmark index, the Russell 1000® Value Index, is the same index used by the Replacement Portfolio to identify potential portfolio companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes income as part of its investment objective.  However, the Replacement Portfolio’s investments will generate current income.  Indeed, for the year ended December 31, 2015, the companies included in the Russell 1000® Value Index, the index used by the Replacement Portfolio to select portfolio securities, had an average dividend yield of 2.65%.  Moreover, the Replacement Portfolio’s investments in preferred stock and convertible securities, if any, will generate a level of current income.  This difference is further mitigated by the fact that all income generated by a portfolio in an insurance-dedicated trust is immediately reinvested in a portfolio’s shares and not distributed to contract owners.  Only the Existing Portfolio includes certain asset classes under its principal investment strategies including debt securities (investment grade and below investment grade), REITs, and ETFs (although the Replacement Portfolio has the flexibility to invest in REITs and ETFs).  Nonetheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  With respect to the Existing Portfolio’s investments in debt securities, the Existing Portfolio discloses that it mostly invests in convertible securities, and the Replacement Portfolio may also invest in convertible securities. In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 0% of its assets in fixed income securities, indicating that the Existing Portfolio invests little, if any, of its assets in debt securities.  With respect to the Existing Portfolio’s investments in REITs and ETFs, according to the Existing Portfolio’s schedule of investments as of June 30, 2016, the Existing Portfolio invested approximately 3.1% of its assets in REITs, and did not appear to invest any assets in ETFs.(93)  Only the Existing Portfolio includes investments in initial public offerings as part of its principal investment strategies, and the Replacement Portfolio does not expect to invest in initial public offerings.  Otherwise, however, the Portfolios primarily invest in the same asset classes, target companies with similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $269.85 million.  As of December 31, 2015, the proposed Substitution will involve approximately $29.55 million of the net assets of the Existing Portfolio’s Class I shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $330.39 million in net assets.  The Replacement Portfolio will have approximately $340.89 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Equity Income VCT Portfolio	Global Atlantic BlackRock Disciplined Value Portfolio(94)
Share Class	Class I	Class I
Management Fee	0.65%	0.45%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.07%	0.09%

(93)  See Pioneer Variable Contracts Trust (File No. 811-08786), Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (Aug. 26, 2016).

(94)  “Other Expenses” are estimated for the current fiscal year.

Total Annual Operating Expenses	0.72%	0.54%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.72%	0.54%
Management Fee Breakpoint Schedule	0.65% up to $1b 0.60% over $1b	0.45% of the first $1b 0.43% of the next $1b 0.41% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer Equity Income VCT Portfolio
Class I (Inception: 03/01/1995)	0.50%	11.40%	7.26%	9.39%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	(3.83)%	11.27%	6.16%	9.53%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Value Portfolio
Class I	—	—	—	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I) replaced by Replacement Portfolio (Class I)
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 34.	Alger Mid Cap Growth Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Alger Mid Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Adviser	Investment Adviser
Fred Alger Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Alger Mid Cap Growth Portfolio seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth

Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

The Portfolio focuses on mid-size companies that Fred Alger Management, Inc. believes demonstrate promising growth potential. Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are designed to track the performance of medium-capitalization stocks. At March 31, 2016, the market capitalization of the companies in these indexes ranged from $169.3 million to $29.9 billion.

The Portfolio can invest in foreign securities.

Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Equity Securities Risk • Growth Stocks Risk • Mid Cap Securities Risk • Foreign Securities Risk	• Convertible Securities Risk • Derivatives Risk • Equity Risk • Growth Stock Risk • Issuer Risk • Limited History of Operation Risk

• Market Risk • Management Risk • Mid Cap Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in the equity securities of domestic mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios are nearly identical, as each of the Portfolios utilizes the Russell Midcap® Growth Index to identify potential portfolio companies (although the Existing Portfolio also utilizes the S&P MidCap 400® Index).  Also, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.(95)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in foreign securities as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 2.91% of its equity assets in non-U.S. companies.  Otherwise, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $139.02 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.16 million of the net assets of the Existing Portfolio’s Class I-2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $162.27 million in net assets.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

(95)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Alger Portfolios (File Nos. 811-05550; 033-21722), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 8, 2016).

	Existing Portfolio	Replacement Portfolio
	Alger Mid Cap Growth Portfolio	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(96)
Share Class	Class I-2	Class I
Management Fee	0.76%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.20%	0.09%
Total Annual Operating Expenses	0.96%	0.64%
Fee Waiver / Expense Reimbursement	—	(0.01)%(97)
Net Annual Operating Expenses	0.96%	0.63%
Management Fee Breakpoint Schedule	0.76% up to $1b 0.70% in excess of $1b	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Alger Mid Cap Growth Portfolio
Class I-2 (Inception: 05/03/1993)	(1.56)%	9.01%	5.34%	10.53%
Russell Midcap® Growth Index (reflects no deduction for fees, expenses or taxes)	(0.20)%	11.54%	8.16%	9.61%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I-2) replaced by Replacement Portfolio (Class I)
VA-K Separate Account	PRD246; PRD285; PRD246b

(96)  “Other Expenses” are estimated for the current fiscal year.

(97)  Global Atlantic has contractually agreed to waive management fees and to reimburse expenses at least until November 30, 2017 so that the net annual operation expenses (including any fee waiver and/or reimbursement), exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation of the Replacement Portfolio’s Class I shares do not exceed 0.63% of the daily average net assets attributable to the Class I shares.

Substitution No. 35.	Deutsche Small Mid Cap Growth VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Small Mid Cap Growth VIP (Class A)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of small and mid-sized US companies. The fund defines small companies as those that are similar in market capitalization to those in the Russell 2000 (Reg. TM) Growth Index. While the market capitalization range of the Russell 2000 (Reg. TM) Growth Index changes throughout the year, as of the most recent reconstitution date of the index (June 26, 2015), companies in the index had a median market capitalization of approximately $941 million. The fund defines mid-sized companies as those that are similar in market capitalization to those in the Russell Midcap (Reg. TM) Growth Index. While the market capitalization range of the Russell Midcap (Reg. TM) Growth Index changes throughout the year, as of the most recent reconstitution date of the index (June 26, 2015), companies in the index had a median market capitalization of approximately $7.3 billion. The fund intends to invest primarily in companies whose market capitalizations fall within the normal range of each index. The fund invests primarily in common stocks but may invest in other types of equity securities such as preferred stocks or convertible securities. While the fund invests mainly in US stocks, it could invest up to 20% of net assets in foreign securities, including emerging markets securities. The fund may invest in initial public offerings.

MANAGEMENT PROCESS. In choosing stocks, portfolio management focuses on individual security selection rather than industry selection. Portfolio management uses an active process that combines financial analysis with company visits to evaluate management and strategies.

Company research is significant to the investment process. Portfolio management uses a “bottom-up” approach to picking securities, focusing on stocks that it believes have superior growth prospects and above average intermediate to long-term performance potential.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

Portfolio management emphasizes individual selection of small and mid-sized company stocks across all economic sectors, early in their growth cycles and which portfolio management believes to have the potential to be the blue chips of the future. Portfolio management generally seeks companies it believes have a leading or dominant position in their niche markets, a high rate of return on invested capital and the ability to finance a major part of future growth from internal sources. Portfolio management also looks for estimated above-average growth in revenues and earnings and a balance sheet that portfolio management believes can support this growth potential with sufficient working capital and manageable levels of debt.

Portfolio management follows a disciplined selling process that seeks to lessen risk, and will normally sell a stock when its price reaches portfolio management’s expectations, portfolio management believes there is a material change in the company’s fundamentals, other investments offer better opportunities or in an effort to readjust the weighted average market capitalization of the fund.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks

•                  Stock Market Risk
•                  Small Company Risk
•                  Medium-Sized Company Risk
•                  Growth Investing Risk
•                  Security Selection Risk
•                  Focus Risk
•                  Foreign Investment Risk
•                  Emerging Markets Risk
•                  Derivatives Risk
•                  Securities Lending Risk
•                  Counterparty Risk
•                  IPO Risk
•                  Liquidity Risk
•                  Pricing Risk
•                  Operational and Technology Risk

•                  Convertible Securities Risk
•                  Derivatives Risk
•                  Equity Risk
•                  Growth Stock Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Market Risk
•                  Management Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth strategies to invest at least 80% of its net assets in equity securities, including the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are nearly identical, as each Portfolio utilizes the Russell Midcap® Growth Index to identify potential portfolio companies.  Also, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in small-capitalization companies as part of its principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested approximately 48.38% of its assets in companies classified by Morningstar as “medium” and approximately 51.63% of its assets in companies classified by Morningstar as “small” or “micro.”(98)  This difference is mitigated by the fact that the Replacement Portfolio may invest outside of its target market capitalization range.  Furthermore, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $3.12 billion, which is well within the market capitalization range of the companies included in the Russell Midcap® Growth Index (approximately $700 million to $31 billion, $6.70 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  However, each Portfolio invests primarily in U.S. companies.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 2.44% of its equity assets in non-U.S. companies.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $135.19 million.  As of December 31, 2015, the proposed Substitution will involve approximately $32.97 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $162.27 million in net assets.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

(98)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	Deutsche Small Mid Cap Growth VIP	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(99)
Share Class	Class A	Class I
Management Fee	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.17%	0.09%
Total Annual Operating Expenses	0.72%	0.64%
Fee Waiver / Expense Reimbursement	—	(0.01)%(100)
Net Annual Operating Expenses	0.72%	0.63%
Management Fee Breakpoint Schedule	First $250m - 0.550% Next $750m - 0.525% Thereafter - 0.500%	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Small Mid Cap Growth VIP
Class A	(0.90)%	10.45%	5.38%	—
Russell 2500 Growth Index (reflects no deduction for fees, expenses or taxes)	(0.19)%	11.43%	8.49%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 36.	Delaware VIP Smid Cap Growth Series (Standard Class, Service Class) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP Smid Cap Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Delaware VIP Smid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

(99)  “Other Expenses” are estimated for the current fiscal year.

(100)  See supra note 97.

Sub-Adviser(s)	Sub-Adviser(s)
Jackson Square Partners, LLC	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Delaware VIP Smid Cap Growth Series seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Series invests primarily in common stocks of growth-oriented companies that its portfolio managers believe have long-term capital appreciation potential and expect to grow faster than the U.S. economy. Under normal circumstances, the Series invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of small-and mid-capitalization companies (80% policy). For purposes of this Series, small-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Growth Index, and mid-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell Midcap® Growth Index. The two indices listed above are for purposes of determining range and not for targeting portfolio management. As of Dec. 31, 2015, the Russell 2000 Growth Index had a market capitalization range between $18.66 million and $6.47 billion, and the Russell Midcap Growth Index had a market capitalization range between $717.61 million and $30.49 billion. The market capitalization range for the indices listed above will change on a periodic basis. A company’s market capitalization is determined based on its current market capitalization.

Using a bottom-up approach, the portfolio managers seek to select securities of companies that they believe have attractive end market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to the intrinsic value of the securities. The portfolio managers also consider a company’s operational efficiencies, management’s plans for capital allocation, and the company’s shareholder orientation. All of these factors give the portfolio managers insight into the outlook for a company, helping them identify companies poised for sustainable free cash flow growth. The portfolio managers believe that sustainable free cash flow growth, if it occurs, may result in price appreciation for the company’s stock.

The Series’ 80% policy is nonfundamental and may be changed without shareholder approval. Series shareholders would be given at least 60 days’ notice prior to any such change.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Market Risk • Limited Number of Stocks Risk • Company Size Risk • Derivatives Risk • Foreign Risk • Liquidity Risk

•                  Convertible Securities Risk
•                  Derivatives Risk
•                  Equity Risk
•                  Growth Stock Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Market Risk
•                  Management Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in equity securities, including the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are nearly identical, as each Portfolio utilizes the Russell Midcap® Growth Index potential portfolio companies.  Also, the Portfolios may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in small-capitalization companies as part of its principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested approximately 44.76% of its assets in companies classified by Morningstar as “medium” and approximately 55.24% of its assets in companies classified by Morningstar as “small” or “micro.”(101)  This difference is mitigated by the fact, however, that the Replacement Portfolio may invest outside of its target market capitalization range.  Furthermore, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $3.29 billion, which is well within the market capitalization range of the companies included in the Russell Midcap® Growth Index (approximately $700 million to $31 billion, $6.70 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  However, each Portfolio invests primarily in U.S. companies.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 0% of its equity assets in non-U.S. companies, so it appears that the Existing Portfolio invests little, if any, of its assets in foreign securities.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio

(101)  See supra note 19.

utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $624.49 million.  As of December 31, 2015, the proposed Substitution will involve approximately $24.42 million of the net assets of the Existing Portfolio’s Standard Class shares and $9.19 million of the net assets of the Existing Portfolio’s Service Class shares, totaling $33.61 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $162.27 million and $51.09 million in net assets, respectively.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Delaware VIP Smid Cap Growth Series	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(102)
Share Class	Standard Class	Class I
Management Fee	0.74%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.08%	0.09%
Total Annual Operating Expenses	0.82%	0.64%
Fee Waiver / Expense Reimbursement	—	(0.01)%(103)
Net Annual Operating Expenses	0.82%	0.63%
Management Fee Breakpoint Schedule	0.75% on the first $500m 0.70% on the next $500m 0.65% on the next $1.5b 0.60% in excess of $2.5b	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

(102)  “Other Expenses” are estimated for the current fiscal year.

(103)  See supra note 97.

Share Class	Service Class	Class I	Class II
Management Fee	0.74%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.30%	—	0.25%
Other Expenses	0.08%	0.09%	0.09%
Total Annual Operating Expenses	1.12%	0.64%	0.89%
Fee Waiver / Expense Reimbursement	(0.05%)(104)	(0.01)%(105)	(0.01)%(106)
Net Annual Operating Expenses	1.07%	0.63%	0.88%
Management Fee Breakpoint Schedule	0.75% on the first $500m 0.70% on the next $500m 0.65% on the next $1.5b 0.60% in excess of $2.5b	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.30%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP Smid Cap Growth Series
Standard Class	7.54%	13.48%	10.30%	—
Service Class	7.31%	13.20%	10.02%	—
Russell 2500™ Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.19)%	11.43%	8.49%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

(104)  The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of the Series’ average daily net assets from April 29, 2016 through May 1, 2017 or, if longer, until the Series is offered under new participation agreements or under new contracts with existing insurance companies (other than the update and modification of existing contracts in the normal course of business that may require registration or re-registration under state insurance laws as a new insurance contract, provided the new insurance contract effectively replaces the current insurance contract). This waiver may be terminated only by agreement of the Distributor and the Series.

(105)  See supra note 97.

(106)  Global Atlantic has contractually agreed to waive management fees and to reimburse expenses at least until November 30, 2017 so that the net annual operation expenses (including any fee waiver and/or reimbursement), exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation of the Replacement Portfolio’s Class II shares do not exceed 0.88% of the daily average net assets attributable to the Class II shares.

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Group VEL Separate Account	PRD315
IMO Separate Account		PRD303; PRD260
VA-K Separate Account	PRD246b; PRD246; PRD285	PRD202; PRD206; PRD212; PRD223
VA-P Separate Account			PRD217; PRD218; PRD219

Substitution No. 37.	Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P MidCap 400® Index).

Potentially investing in companies with smaller or larger market capitalizations.

Investing in domestic and foreign issuers.

Investing in either “growth” stocks or “value” stocks or both. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • Mid Cap Investing

•                  Convertible Securities Risk
•                  Derivatives Risk
•                  Equity Risk
•                  Growth Stock Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Market Risk
•                  Management Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its assets in equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios are nearly identical, as each of the Portfolios utilize the Russell Midcap®

Growth Index to identify potential portfolio companies (although the Existing Portfolio also utilizes the S&P MidCap 400® Index), and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  Also, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.(107)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio has more flexibility with respect to its principal investment strategies than the Replacement Portfolio (i.e., the Existing Portfolio may invest in companies of any size; it may utilize growth and value style investing; it may invest in domestic and foreign issuers).  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $8.11 billion, which is well within the market-capitalization range of the companies included in the Russell Midcap® Growth Index (approximately $700 million to $31 billion, $6.70 billion median, as of December 31, 2015), the index used by the Replacement Portfolio to identify potential portfolio companies. In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 5.20% of its equity assets in non-U.S. companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $8.06 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $14.40 million of the net assets of the Existing Portfolio’s Initial Class shares and $7.61 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $22.01 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $162.27 million in net assets.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

(107)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 21, 2016).

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Mid Cap Portfolio		Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(108)
Share Class	Initial Class	Service Class 2	Class I
Management Fee	0.55%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%	—
Other Expenses	0.08%	0.08%	0.09%
Total Annual Operating Expenses	0.63%	0.88%	0.64%
Fee Waiver / Expense Reimbursement	—	—	(0.01)%(109)
Net Annual Operating Expenses	0.63%	0.88%	0.63%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426

(108)  “Other Expenses” are estimated for the current fiscal year.

(109)  See supra note 97.

711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate 0.3000%

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Mid Cap Portfolio
Initial Class	(1.39)%	7.94%	7.64%	—
Service Class 2	(1.63)%	7.68%	7.37%	—
S&P MidCap 400® Index (reflects no deduction for fees, expenses, or taxes)	(2.18)%	10.68%	8.18%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD234; PRD235; PRD236	PRD215; PRD233;
IMO Separate Account	PRD260; PRD263; PRD303	PRD260; PRD263; PRD303
VA-K Separate Account		PRD202; PRD205; PRD206; PRD212; PRD223

Substitution No. 38.	Franklin Small-Mid Cap Growth VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Small-Mid Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Franklin Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Long-term capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in the equity securities of small-capitalization (small-cap) and mid-capitalization (mid-cap) companies. For this Fund, small-cap companies are companies within the market capitalization range of companies in the Russell 2500™ Index, at the time of purchase, and mid-cap companies are companies within the market capitalization range of companies in the Russell Midcap® Index, at the time of purchase. Under normal market conditions, the Fund invests predominantly in equity securities, predominantly in common stock.

The Fund, from time to time, may have significant positions in particular sectors such as technology (including healthcare technology, technology services and electronic technology), industrials, consumer discretionary and healthcare.

The investment manager uses fundamental, “bottom-up” research to seek companies meeting its criteria of growth potential, quality and valuation. In seeking sustainable growth characteristics, the investment manager looks for companies that it believes can produce sustainable earnings and cash flow growth, evaluating the long term market opportunity and competitive structure of an industry to target leaders and emerging leaders. In assessing value, the investment manager considers whether security prices fully reflect the balance of the sustainable growth opportunities relative to business and financial risks.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Market • Growth Style Investing • Smaller and Midsize Companies • Focus • Liquidity • Management

•                  Convertible Securities Risk
•                  Derivatives Risk
•                  Equity Risk
•                  Growth Stock Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Market Risk
•                  Management Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital growth / appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in equity securities, including the equity securities of mid-capitalization companies.  Notably, with respect to their investments in mid-capitalization companies, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell Midcap® Index: approximately $380 million to $30 billion, $6.12 billion median, as of December 31, 2015) and the Replacement Portfolio (Russell Midcap® Growth Index: approximately $700 million to $31 billion, $6.70 billion median, as of December 31, 2015) to identify mid-capitalization companies, and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  Also, the Portfolios may invest in equity securities other than common stock.  Neither Portfolio invests in foreign securities as part of its principal investment strategies.  The Portfolios’ similarity is further reflected by the fact that each Portfolio utilizes the Russell Midcap® Growth Index as a benchmark index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in small-capitalization companies as part of its principal investment strategies.  This difference is mitigated by the fact, however, that the Replacement Portfolio may invest outside of its target market capitalization range.  In addition, the Existing Portfolio appears to invest a relatively small percentage of its assets in small-capitalization companies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 14.91% of its equity assets in companies classified by Morningstar as “small” or “micro.”(110)  Indeed, Morningstar currently categorizes the Existing Portfolio as a mid-cap growth domestic stock fund.  Furthermore, the average market capitalization of the companies in which the Existing Portfolio invested was $8.64 billion, which is well within the market capitalization range of the companies included in the Russell Midcap® Growth Index (approximately $700 million to $31 billion, $6.70 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $581.62 million.  As of December 31, 2015, the proposed Substitution will involve approximately $27.03 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $162.27 million and $51.09 million in net assets, respectively.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

(110)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	Franklin Small-Mid Cap Growth VIP Fund	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(111)
Share Class	Class 2	Class I	Class II
Management Fee	0.77%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.04%	0.09%	0.09%
Total Annual Operating Expenses	1.06%	0.64%	0.89%
Fee Waiver / Expense Reimbursement	—	(0.01)%(112)	(0.01)%(113)
Net Annual Operating Expenses	1.06%	0.63%	0.88%
Management Fee Breakpoint Schedule

0.800% up to $500m

0.700% over $500m up to $1b

0.650% over $1b up to $1.5b

0.600% over $1.5b up to $6.5b

0.575% over $6.5b up to $11.5b

0.550% over $11.5b up to $16.5b

0.540% over $16.5b up to $19b

0.530% over $19b up to $21.5b

0.520% in excess of $21.5b

		0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Franklin Small-Mid Cap Growth VIP Fund
Class 2	(2.66)%	8.80%	6.87%	—
Russell Midcap® Growth Index (index reflects no deduction for fees, expenses or taxes)	(0.20)%	11.54%	8.16%	—
S&P 500® Index (index reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

(111)  “Other Expenses” are estimated for the current fiscal year.

(112)  See supra note 97.

(113)  See supra note 106.

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account II		PRD259
Select Separate Account III		PRD261; PRD314
Inheritage Separate Account		PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223; PRD246b; PRD246; PRD285
VA-P Separate Account		PRD217; PRD218; PRD219
VEL Separate Account		PRD384; PRD267b; PRD267
VEL II Separate Account		PRD268
VEL III Separate Account		PRD248

Substitution No. 39.	Invesco V.I. Mid Cap Growth Fund (Series I, Series II) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Mid Cap Growth Fund (Series I, Series II)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (including any borrowings for investment purposes) in equity securities of mid-capitalization companies. The Fund invests primarily in equity securities. The principal type of equity security in which the Fund invests is common stock.

The Fund considers an issuer to be a mid-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized issuers included in the Russell Midcap® Growth Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2015, the capitalization of companies in the Russell Midcap® Growth Index ranged from $28.3 million to $28.9 billion.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock”

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles.

The Fund invests primarily in securities that are considered by the Fund’s portfolio manager to have potential for earnings or revenue growth.

Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, uses a bottom-up stock selection process designed to seek returns in excess of the Russell Midcap® Growth Index as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a company’s financial statements and discussions with company management teams, suppliers, distributors, competitors, and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company’s business cycle, and other factors that best reflect a company’s value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities.

The Adviser considers whether to sell a particular security when a company hits the price target, a company’s fundamentals deteriorate, a better opportunity emerges, or the catalysts for growth are no longer present or reflected in the stock price.

or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Emerging Markets Securities Risk • Foreign Securities Risk • Growth Investing Risk • Management Risk • Market Risk • Mid-Capitalization Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Growth Stock Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are identical, as each Portfolio utilizes the Russell Midcap® Growth Index to identify potential portfolio companies.  Also, each Portfolio may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  However, each Portfolio invests primarily in U.S. companies.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 2.85% of its equity assets in non-U.S. companies.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of fundamental and quantitative investment processes.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $262.32 million.  As of December 31, 2015, the proposed Substitution will involve approximately $1.23 million of the net assets of the Existing Portfolio’s Series I shares and $0.88 million of the net assets of the Existing Portfolio’s Series II shares, totaling $2.11 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $162.27 million in net assets.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Mid Cap Growth Fund		Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(114)
Share Class	Series I	Series II	Class I
Management Fee	0.75%	0.75%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%	—
Other Expenses	0.32%	0.32%	0.09%
Total Annual Operating Expenses	1.07%	1.32%	0.64%
Fee Waiver / Expense Reimbursement	—	—	(0.01)%(115)
Net Annual Operating Expenses	1.07%	1.32%	0.63%
Management Fee Breakpoint Schedule	First $500m - 0.75% Next $500m - 0.70% Over $1b - 0.65%		0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. Mid Cap Growth Fund
Series I	1.21%	8.78%	7.09%	—
Series II	1.04%	8.50%	6.98%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses or taxes)	(0.20)%	11.54%	8.16%	—
Lipper VUF Mid-Cap Growth Funds Index	(0.20)%	9.57%	7.62%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Series I) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Series II) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD233; PRD234; PRD235; PRD236	PRD233; PRD234; PRD215; PRD235; PRD236
IMO Separate Account	PRD303; PRD260; PRD263	PRD303; PRD260; PRD263
VA-K Separate Account		PRD202; PRD206; PRD212; PRD223

(114)  “Other Expenses” are estimated for the current fiscal year.

(115)  See supra note 97.

Substitution No. 40.	Goldman Sachs Growth Opportunities Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs Growth Opportunities Fund (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management, L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 90% of its total assets measured at the time of purchase (“Total Assets”) in equity investments with a primary focus on mid-cap companies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 60–80 companies that are considered by the Investment Adviser to be positioned for long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 25% of its Total Assets in foreign securities, including securities of issuers in countries with emerging markets or economies (“emerging countries”) and securities quoted in foreign currencies. The Fund may also invest in privately held companies and companies that only recently began to trade publicly.

The Fund’s fundamental equity growth investment process involves evaluating potential investments based on specific characteristics believed to indicate a high-quality business with sustainable growth, including strong business franchises, favorable long-term prospects, and excellent management. The Investment Adviser will also consider valuation of companies when determining whether to buy and/or sell securities. The Investment Adviser may decide to sell a position for various reasons, including when a company’s fundamental outlook deteriorates, because of valuation and price considerations, for risk management purposes, or when a company is deemed to be misallocating capital or a company no longer fits within the Fund’s definition of a mid cap company. In addition, the Investment Adviser may sell a position in order to meet shareholder redemptions.

The Fund’s benchmark index is the Russell Midcap® Growth Index.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Investment Style Risk • Large Shareholder Transactions Risk • Market Risk • Mid-Cap and Small-Cap Risk • Stock Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Growth Stock Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each of the Existing Portfolio and Replacement Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest a large percentage of its assets (at least 90% of total assets and 80% of net assets, respectively) in the equity securities of mid-capitalization companies.  The Portfolios’ similarity is further reflected by the fact that the Existing Portfolio’s benchmark index, the Russell Midcap® Growth Index, is the same index used by the Replacement Portfolio to select securities.  Also, each of the Portfolios may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  However, each Portfolio invests primarily in U.S. companies.  In addition, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested only 0.64% of its equity assets in non-U.S. companies.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $168.69 million.  As of December 31, 2015, the proposed Substitution will involve approximately $88.93 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $162.27 million and $51.09 million in net assets, respectively.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs Growth Opportunities Fund	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(116)
Share Class	Service Shares	Class I	Class II
Management Fee	1.00%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.15%	0.09%	0.09%
Total Annual Operating Expenses	1.40%	0.64%	0.89%
Fee Waiver / Expense Reimbursement	(0.35)%(117)	(0.01)%(118)	(0.01)%(119)
Net Annual Operating Expenses	1.05%	0.63%	0.88%

(116)  “Other Expenses” are estimated for the current fiscal year.

(117)  The Investment Adviser has agreed to (i) waive a portion of the management fee in order to achieve an effective net management fee rate of 0.87% of the Fund’s average daily net assets, and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees. In addition, Goldman, Sachs & Co. (“Goldman Sachs”) has agreed to waive distribution and service fees so as not to exceed an annual rate of 0.16% of the Fund’s average daily net assets attributable to Service Shares through at least April 29, 2017, and prior to such date Goldman Sachs may not terminate the arrangement without the approval of the Board of Trustees.

(118)  See supra note 97.

(119)  See supra note 106.

Management Fee Breakpoint Schedule	1.00% on the first $2b 0.90% on the next $3b 0.86% on the next $3b 0.84% over $8b	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs Growth Opportunities Fund
Service Shares (Inception: 1/9/2006)	(5.20)%	9.81%	—	8.16%
Russell Midcap® Growth Index (reflects no deduction for fees or expenses)	(0.20)%	11.54%	—	7.81%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account II		PRD259
Select Separate Account III		PRD261; PRD314
Fulcrum Separate Account		PRD210
Group VEL Separate Account	PRD315
Inheritage Separate Account		PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account		PRD384; PRD267b; PRD267
VEL II Separate Account		PRD268
VEL III Separate Account		PRD248

Substitution No. 41.	Janus Aspen Enterprise Portfolio (Service Shares) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Janus Aspen Enterprise Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Investment Adviser	Investment Adviser
Janus Capital Management LLC	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Enterprise Portfolio seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap® Growth Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalizations within the index will vary, but as of December 31, 2015, they ranged from approximately $717 million to $30.4 billion. The Portfolio may also invest in foreign securities, which may include investments in emerging markets.

The portfolio manager applies a “bottom up” approach in choosing investments. In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

The Portfolio may also invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Portfolio may use forward currency contracts to offset risks associated with an investment, currency exposure, or market conditions, or to hedge currency exposure relative to the Portfolio’s benchmark index.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Market Risk • Mid-Sized Companies Risk • Growth Securities Risk • Foreign Exposure Risk • Real Estate Securities Risk • Derivatives Risk • Securities Lending Risk • Management Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Growth Stock Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing investment styles to primarily invest in common stock, and each of the Existing Portfolio and Replacement Portfolio invests a substantial portion of its assets (at least 50% and 80%, respectively) in mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are identical, as each Portfolio utilizes the Russell Midcap® Growth Index to identify potential portfolio companies.  Also, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.(120)

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  Each Portfolio, however, invests primarily in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, only 11.57% of the Existing Portfolio’s equity assets were invested in non-U.S. companies. The Section 26 Applicants also note that the Existing Portfolio invests at least 50% of its equity assets in mid-capitalization companies while the Replacement Portfolio invests at least 80% of its net assets in mid-capitalization companies.  However, as of June 30, 2016, the Existing Portfolio invested 67.84% of its assets in companies classified by Morningstar as “medium,”(121) and Morningstar currently categorizes the Existing Portfolio as a mid-cap growth domestic stock fund.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily

(120)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Janus Aspen Portfolio (File Nos. 811-07736; 033-63212), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 29, 2016).

(121)  See supra note 19.

invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $739.64 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.20 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $162.27 million in net assets.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Janus Aspen Enterprise Portfolio	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(122)
Share Class	Service Shares	Class I
Management Fee	0.64%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—
Other Expenses	0.10%	0.09%
Total Annual Operating Expenses	0.99%	0.64%
Fee Waiver / Expense Reimbursement	—	(0.01)%(123)
Net Annual Operating Expenses	0.99%	0.63%
Management Fee Breakpoint Schedule	—	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Janus Aspen Enterprise Portfolio
Service Shares (Inception: 09/13/1993)	3.77%	12.09%	9.53%	10.05%
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	9.31%

(122)  “Other Expenses” are estimated for the current fiscal year.

(123)  See supra note 97.

Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD233; PRD234; PRD235; PRD236
Group VEL Separate Account	PRD315
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD205

Substitution No. 42.	MFS Mid Cap Growth Series (Service Class) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
MFS Mid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Massachusetts Financial Services Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund’s investment objective is to seek capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in issuers with medium market capitalizations. MFS generally defines medium market capitalization issuers as issuers with market capitalizations similar to those of issuers included in the Russell Midcap® Growth Index (the “Index”) over the last 13 months at the time of purchase. As of March 31, 2016, the range of the market capitalizations of the issuers in the Index was between $171 million and $30.1 billion.

MFS normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

MFS may invest the fund’s assets in foreign securities.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell Midcap® Growth Index, which as of October 30, 2015 was between $2.1 billion and $30.9 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Growth Index capitalization range. The model systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). The growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell Midcap® Growth Index.

The Portfolio’s benchmark index is the Russell Midcap® Growth Index. The Russell Midcap® Growth Index is an unmanaged index that consists of the bottom 800 securities of the Russell 1000® Index with greater-than-average growth orientation as ranked by total market capitalization. Securities in this index generally have higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth values.

Principal Risks	Principal Risks
• Stock Market/Company Risk • Growth Company Risk • Mid Cap Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Growth Stock Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are nearly identical, as each Portfolio utilizes the Russell Midcap® Growth

Index to identify potential portfolio companies.  Also, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.  Each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities.  Each Portfolio, however, invests primarily in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, only 2.96% of the Existing Portfolio’s equity assets were invested in non-U.S. companies.  Otherwise, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $411.76 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.33 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $162.27 million and $51.09 million in net assets, respectively.  The Replacement Portfolio will have approximately $213.36 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Mid Cap Growth Series	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio(124)
Share Class	Service Class	Class I	Class II
Management Fee	0.75%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.06%	0.09%	0.09%
Total Annual Operating Expenses	1.06%	0.64%	0.89%
Fee Waiver / Expense Reimbursement	—	(0.01)%(125)	(0.01)%(126)
Net Annual Operating Expenses	1.06%	0.63%	0.88%

(124)  “Other Expenses” are estimated for the current fiscal year.

(125)  See supra note 97.

(126)  See supra note 106.

Management Fee Breakpoint Schedule	0.75% of the first $1b 0.70% in excess of $1b	0.55% of the first $1b 0.53% of the next $1b 0.51% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — MFS Mid Cap Growth Series
Service Class	4.43%	11.19%	5.34%	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	(0.20)%	11.54%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III		PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD223

Substitution No. 43.	Alger Small Cap Growth Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Alger Small Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Investment Adviser	Investment Adviser
Fred Alger Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Alger Small Cap Growth Portfolio seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of small-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

The Portfolio focuses on small, fast-growing companies that Fred Alger Management, Inc. believes offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are broad-based indexes of small capitalization stocks. At June 30, 2016, the market capitalization of the companies in these indexes ranged from $55 million to $4.9 billion.

equity securities of companies with similar capitalizations of the companies included in the Russell 2000® Index which as of October 30, 2015 was between $5 million and $5.7 billion. However, the Portfolio may invest in securities outside the Russell 2000® Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of small-capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 2000® Index.

The Portfolio’s benchmark index is the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Equity Securities Risk • Investment Style Risk • Small Cap Securities Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Issuer Risk

•                  Liquidity Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio’s investment objective is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities of small-capitalization companies.  Notably, there is significant overlap in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 2000® Growth Index:  approximately $18 million to $6 billion, $0.77 billion median, as of December 31, 2015; S&P SmallCap 600 Index:  $58.52 million to 4.5 billion, $0.96 billion median, as of December 31, 2015) and the Replacement Portfolio (Russell 2000® Index: approximately $150 million to $6 billion, $0.70 billion median, as of December 31, 2015) to identify small-capitalization companies. In addition, each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities.(127)  Neither Portfolio invests in foreign securities as part of its principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Although the Existing Portfolio and the Replacement Portfolio may approach their investment selection process differently (the Existing Portfolio focuses on “Positive Dynamic Change,” while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay), the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $199.69 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.82 million of the net assets of the Existing Portfolio’s Class I-2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $10.74 million in net assets.  The Replacement Portfolio will have approximately $19.32 million in total net assets.

(127)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Alger Portfolios (File Nos. 811-05550; 033-21722), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 8, 2016).

	Existing Portfolio	Replacement Portfolio
	Alger Small Cap Growth Portfolio	Global Atlantic BlackRock Disciplined Small Cap Portfolio(128)
Share Class	Class I-2	Class I
Management Fee	0.81%	0.54%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.15%	0.09%
Total Annual Operating Expenses	0.96%	0.63%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.96%	0.63%
Management Fee Breakpoint Schedule	0.81% up to $1b 0.75% in excess of $1b	0.54% of the first $1b 0.52% of the next $1b 0.50% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Alger Small Cap Growth Portfolio
Class I-2 (Inception: 09/21/1998)	(3.32)%	7.26%	6.88%	9.57%
Russell 2000® Growth Index (reflects no deduction for fees, expenses or taxes)	(1.38)%	10.67%	7.95%	7.88%
Replacement Portfolio — Global Atlantic BlackRock Disciplined Small Cap Portfolio
Class I	—	—	—	—
Russell 2000® Index (reflects no deduction for fees, expenses, or taxes)	(1.38)%	13.55%	7.60%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I-2) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

Substitution No. 44.	Delaware VIP Small Cap Value Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP Small Cap Value Series (Standard Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

(128)  “Other Expenses” are estimated for the current fiscal year.

Investment Objective	Investment Objective
Delaware VIP Small Cap Value Series seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Series invests primarily in investments of small companies whose stock prices, in the portfolio managers’ opinion, appear low relative to their underlying value or future potential. Among other factors, the Series’ investment manager, Delaware Management Company (Manager), considers the financial strength of a company, its management, the prospects for its industry, and any anticipated changes within the company that might suggest a more favorable outlook going forward. The Manager focuses on free cash flow in its individual stock selection, seeking companies that the Manager believes have a sustainable ability to buy back shares, lower debt, and/or increase or initiate dividends. Under normal circumstances, at least 80% of the Series’ net assets, plus the amount of any borrowings for investment purposes, will be in investments of small-capitalization companies (80% policy). The Series considers small-capitalization companies to be companies with a market capitalization generally less than 3.5 times the dollar-weighted, median market capitalization of the Russell 2000® Index at the time of purchase. The Series may invest up to 15% of its net assets in real estate investment trusts (REITs).

The Series’ 80% policy is nonfundamental and may be changed without shareholder approval. Series shareholders would be given at least 60 days’ notice prior to any such change.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of small-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 2000® Index which as of October 30, 2015 was between $5 million and $5.7 billion. However, the Portfolio may invest in securities outside the Russell 2000® Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of small-capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 2000® Index.

The Portfolio’s benchmark index is the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market Risk • Industry Risk • Company Size Risk • Interest Rate Risk • Foreign Risk	• Convertible Securities Risk • Derivatives Risk • Equity Risk • Issuer Risk • Liquidity Risk

• Real Estate Industry Risk • Liquidity Risk • Counterparty Risk • Government and Regulatory Risk	• Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk • Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio’s investment objective includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities of small capitalization companies.  Notably, there is substantial overlap in the market capitalization ranges targeted by the Portfolios, as each Portfolio utilizes the Russell 2000® Index to identify small-capitalization companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities.  Each Portfolio, however, invests primarily in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s equity assets were invested in non-U.S. companies.  Also, only the Existing Portfolio includes investments in REITs as part of its principal investment strategies.  However, according to the Existing Portfolio’s schedule of investments as of June 30, 2016, the Existing Portfolio invested only 9.4% of its assets in REITs.(129)  Moreover, the Replacement Portfolio has the flexibility to invest in REITs.  Otherwise, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $964.87 million.  As of December 31, 2015, the proposed Substitution will involve approximately $9.92 million of the net assets of the Existing Portfolio’s Standard Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I

(129)  See Delaware VIP Trust (File No. 811-05162), Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (Sept. 6, 2016).

shares will have approximately $10.74 million in net assets.  The Replacement Portfolio will have approximately $19.32 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Delaware VIP Small Cap Value Series	Global Atlantic BlackRock Disciplined Small Cap Portfolio(130)
Share Class	Standard Class	Class I
Management Fee	0.72%	0.54%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.08%	0.09%
Total Annual Operating Expenses	0.80%	0.63%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.80%	0.63%
Management Fee Breakpoint Schedule	0.75% on the first $500m 0.70% on the next $500m 0.65% on the next $1.5b 0.60% in excess of $2.5b	0.54% of the first $1b 0.52% of the next $1b 0.50% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP Small Cap Value Series
Standard Class	(6.22)%	8.30%	7.05%	—
Russell 2000 Value Index (reflects no deduction for fees, expenses, or taxes)	(7.47)%	7.67%	5.57%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Small Cap Portfolio
Class I	—	—	—	—
Russell 2000® Index (reflects no deduction for fees, expenses, or taxes)	(1.38)%	13.55%	7.60%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)
Fulcrum Separate Account	PRD210
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

(130)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 45.                                Franklin Small Cap Value VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Franklin Small Cap Value VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Investment Adviser	Investment Adviser
Franklin Advisory Services, LLC	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Long-term total return.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small-capitalization (small-cap) companies. Small-cap companies are companies with market capitalizations (the total market value of a company’s outstanding stock) under $3.5 billion at the time of purchase. Effective September 30, 2016, the definition of small-cap companies will be revised to read as follows: Small-cap companies are companies with market capitalizations (the total market value of a company’s outstanding stock) not exceeding either 1) the highest market capitalization in the Russell 2000 Index or 2) the 12-month average of the highest market capitalization in the Russell 2000 Index, whichever is greater, at the time of purchase. As of May 31, 2016, the highest market capitalization in the Russell 2000 Index was $5.96 billion.

The Fund generally invests in equity securities that the Fund’s investment manager believes are undervalued at the time of purchase and have the potential for capital appreciation. The Fund invests predominantly in common stocks. A stock price is undervalued, or is a “value,” when it trades at less than the price at which the investment manager believes it would trade if the market reflected all factors relating to the company’s worth. Following this strategy, the Fund invests in companies that the investment manager believes have, for example: stock prices that are low relative to current, or historical or future earnings, book value, cash flow or sales; recent sharp price declines but the potential for good long-term earnings prospects; and valuable intangibles not reflected in the stock price. The Fund also may invest in equity real estate investment trusts (REITs).

The types of companies the Fund may invest in include those that may be considered out of favor, such as companies attempting to recover from bankruptcy, business setbacks or adverse events (turnarounds) or cyclical downturns, or that may be considered potential takeover targets.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of small-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 2000® Index which as of October 30, 2015 was between $5 million and $5.7 billion. However, the Portfolio may invest in securities outside the Russell 2000® Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of small-capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments

The Fund may invest up to 25% of its total assets in foreign securities.

whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 2000® Index.

The Portfolio’s benchmark index is the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Market • Value Style Investing • Smaller Companies • Real Estate Investment Trusts (REITs) • Focus • Foreign Securities • Management

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Issuer Risk

•                  Liquidity Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in small-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios are nearly identical, as each of the Portfolios utilizes the Russell 2000® Index to identify potential portfolio companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  Each Portfolio, however, invests primarily in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, only 9.58% of the Existing Portfolio’s equity assets were invested in non-U.S. companies.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.24 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $3.88 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $8.58 million in net assets.  The Replacement Portfolio will have approximately $19.32 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Small Cap Value VIP Fund	Global Atlantic BlackRock Disciplined Small Cap Portfolio(131)
Share Class	Class 2	Class II
Management Fee	0.62%	0.54%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.03%	0.09%
Acquired Fund Fees and Expenses	0.01%	—
Total Annual Operating Expenses	0.91%	0.88%
Fee Waiver / Expense Reimbursement	(0.01)%(132)	—
Net Annual Operating Expenses	0.90%	0.88%
Management Fee Breakpoint Schedule	0.750% up to $200m 0.635% over $200m up to $700m 0.600% over $700m up to $1.2b 0.575% over $1.2b up to $1.3b 0.475% in excess of $1.3b	0.54% of the first $1b 0.52% of the next $1b 0.50% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Franklin Small Cap Value VIP Fund
Class 2	(7.39)%	7.65%	6.24%	—
Russell 2000® Value Index (reflects no deduction for fees, expenses or taxes)	(7.47)%	7.67%	5.58%	—
Russell 2500® Value Index (reflects no deduction for fees, expenses or taxes)	(5.49)%	9.23%	6.51%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Small Cap Portfolio
Class II	—	—	—	—
Russell 2000® Index (reflects no deduction for fees, expenses, or taxes)	(1.38)%	13.55%	7.60%	—

(131)  “Other Expenses” are estimated for the current fiscal year.

(132)  The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least the next 12-month period. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III	PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD212; PRD223

Substitution No. 46.                                MFS New Discovery Series (Service Class) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
MFS New Discovery Series (Service Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Investment Adviser	Investment Adviser
Massachusetts Financial Services Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund’s investment objective is to seek capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with small capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of small-capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the Russell 2000® Index which as of October 30, 2015 was between $5 million and $5.7 billion. However, the Portfolio may invest in securities outside the Russell 2000® Index capitalization range. The model systematically tracks and ranks the characteristics of stocks of small-capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets.

Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 2000® Index.

The Portfolio’s benchmark index is the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-capitalization sector of the U.S. equity market.

Principal Risks	Principal Risks
• Stock Market / Company Risk • Growth Company Risk • Small Cap Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Issuer Risk

•                  Liquidity Risk

•                  Limited History of Operation Risk

•                  Market Risk

•                  Management Risk

•                  Quantitative Investing Risk

•                  Settlement Risk

•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of small-capitalization companies.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on small-capitalization companies, as the Existing Portfolio is categorized as a small-cap growth domestic stock fund.  Also, the Portfolios may invest in equity securities other than common stock.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $2.80 billion, which is well within the market-capitalization range of the companies included in the Russell 2000® Index (Russell 2000® Index: approximately $150 million to $6 billion, $1.89 billion weighted average, $0.70 billion median as of December 31, 2015), the index used by the Replacement Portfolio to identify potential portfolio companies.  Also, only the Existing Portfolio invests a portion of its assets in foreign securities as part of its principal investment strategies.  Each Portfolio, however, invests primarily in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, only 7.30% of the Existing Portfolio’s equity assets were invested in non-U.S. stocks.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $701.12 million.  As of December 31, 2015, the proposed Substitution will involve approximately $4.71 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $8.58 million in net assets.  The Replacement Portfolio will have approximately $19.32 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS New Discovery Series	Global Atlantic BlackRock Disciplined Small Cap Portfolio(133)
Share Class	Service Class	Class II
Management Fee	0.90%	0.54%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.06%	0.09%
Total Annual Operating Expenses	1.21%	0.88%
Fee Waiver / Expense Reimbursement	(0.02)%(134)	—
Net Annual Operating Expenses	1.19%	0.88%
Management Fee Breakpoint Schedule	0.90% of the first $1b 0.80% in excess of $1b	0.54% of the first $1b 0.52% of the next $1b 0.50% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

(133)  “Other Expenses” are estimated for the current fiscal year.

(134)   Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund’s investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 1.19% of the fund’s average daily net assets annually for Service Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — MFS New Discovery Series
Service Class	(2.15)%	6.70%	7.90%	—
Russell 2000® Growth Index (reflects no deduction for fees, expenses, or taxes)	(1.38)%	10.67%	7.95%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined Small Cap Portfolio
Class II	—	—	—	—
Russell 2000® Index (reflects no deduction for fees, expenses, or taxes)	(1.38)%	13.55%	7.60%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III	PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 47.	AB Growth Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in a domestic portfolio of equity securities of companies selected by the Adviser for their growth potential within various market sectors. The Adviser looks for companies that have experienced management teams, strong market positions, and the potential to deliver greater-than-expected earnings growth rates.

In managing the Portfolio, the Adviser allocates investments among broad sector groups and selects specific investments based on the fundamental company research conducted by the Adviser’s internal research staff, assessing the current and forecasted investment opportunities and conditions, as well as diversification and risk considerations. The Adviser’s research focus is on companies with high sustainable growth prospects,

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of U.S. large capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of large capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market high or improving return on invested capital, transparent business models, and clear competitive advantages.

The Portfolio has the flexibility to invest across the capitalization spectrum. The Portfolio is designed for those seeking exposure to companies of various sizes, and typically has substantial investments in both large-capitalization companies and mid-capitalization companies, and may also invest in small-capitalization companies.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds. These transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value.

sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets. Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market Risk • Capitalization Risk • Derivatives Risk • Focused Portfolio Risk • Management Risk	• Convertible Securities Risk • Derivatives Risk • Equity Risk • Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in the equity securities of domestic companies.  In addition, each Portfolio focuses on large-capitalization companies.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Each of the Portfolios may invest in equity securities other than common stock, and neither Portfolio invests in foreign securities as part of its principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, according to Morningstar, as of June 30, 2016, 75.68% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(135)  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $45.39 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76 billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the index used by the Replacement Portfolio to identify potential portfolio companies.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $70.44 million.  As of December 31, 2015, the proposed Substitution will involve approximately $1.54 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares and Class II shares will have approximately $26.04 million and $3.21 million in net assets, respectively.  The Replacement Portfolio will have approximately $29.26 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Growth Portfolio	Global Atlantic BlackRock Disciplined U.S. Core Portfolio(136)
Share Class	Class B	Class I	Class II
Management Fee	0.75%	0.39%	0.39%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.34%	0.09%	0.09%
Total Annual Operating Expenses	1.34%	0.48%	0.73%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.34%	0.48%	0.73%
Management Fee Breakpoint Schedule	0.75 of 1% of the first $2.5b 0.65 of 1% over $2.5b up to $5b 0.60 of 1% over $5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

(135)  See supra note 19.

(136)  “Other Expenses” are estimated for the current fiscal year.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Growth Portfolio
Class B	8.82%	13.52%	6.27%	—
Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.09%	13.30%	8.49%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined U.S. Core Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
VA-K Separate Account	PRD246; PRD285; PRD246b	PRD205

Substitution No. 48.	Delaware VIP Value Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP Value Series (Standard Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Delaware VIP Value Series seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, the Series will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large-capitalization companies (80% policy). The Series invests primarily in securities of large-capitalization companies that its investment manager, Delaware Management Company (Manager), believes have long-term capital appreciation potential. The

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of U.S. large capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of

Series currently defines large-capitalization companies as those with market capitalizations of $5 billion or greater at the time of purchase. Typically, the Manager seeks to select securities that it believes are undervalued in relation to their intrinsic value.  The intrinsic value of a company is what the Manager believes is the true worth of the business, which may not be fully reflected in the market price of its stock. The Manager seeks to determine a company’s intrinsic value as indicated by multiple factors, including the earnings and cash flow potential or the asset value of the company. The Manager also considers a company’s plans for future operations on a selective basis. The Manager may sell a security if the Manager no longer believes the security will contribute to meeting the investment objective of the Series.

October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of large capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets. Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Market Risk • Issuer Concentration Risk • Derivatives Risk • Counterparty Risk • Liquidity Risk • Government and Regulatory Risk	• Convertible Securities Risk • Derivatives Risk • Equity Risk • Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities of large-capitalization companies.  Notably, significant overlap exists in the Portfolios’ target market capitalization ranges, as the Existing Portfolio targets companies with market capitalizations of $5 billion or greater, and the Replacement Portfolio invests in companies included in the S&P 500® Index, which had a capitalization range of $1.76 billion to $586.86 billion, and a $37.25 billion market capitalization average, as of December 31, 2015.  Neither Portfolio invests in foreign securities as part of its principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Although the Existing Portfolio and the Replacement Portfolio may approach their investment selection process differently (the Existing Portfolio seeks to determine a company’s intrinsic value based upon multiple factors, including the earnings and cash flow potential, while the Replacement Portfolio utilizes a combination of quantitative processes with a fundamental overlay), the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $694.14 million.  As of December 31, 2015, the proposed Substitution will involve approximately $24.52 million of the net assets of the Existing Portfolio’s Standard Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $26.04 million in net assets.  The Replacement Portfolio will have approximately $29.26 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Delaware VIP Value Series	Global Atlantic BlackRock Disciplined U.S. Core Portfolio(137)
Share Class	Standard Class	Class I
Management Fee	0.63%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.08%	0.09%
Total Annual Operating Expenses	0.71%	0.48%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.71%	0.48%
Management Fee Breakpoint Schedule	0.65% on the first $500m 0.60% on the next $500m 0.55% on the next $1.5b 0.50% in excess of $2.5b	0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP Value Series
Standard Class	(0.41)%	13.79%	7.65%	—
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	(3.83)%	11.27%	6.16%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined U.S. Core Portfolio
Class I	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

Substitution No. 49.	Oppenheimer Main Street Fund/VA (Non-Service, Service Class) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Oppenheimer Main Street Fund/VA (Non-Service Class, Service Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)

Investment Adviser	Investment Adviser
OFI Global Asset Management, Inc.	Global Atlantic Investment Advisors, LLC

(137)  “Other Expenses” are estimated for the current fiscal year.

Sub-Adviser(s)	Sub-Adviser(s)
OppenheimerFunds, Inc.	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of U.S. companies of different capitalization ranges. The Fund currently focuses on “larger capitalization” issuers, which are considered to be companies with market capitalizations equal to the companies in the Russell 1000 Index. The portfolio managers use fundamental research and quantitative models to select securities for the Fund’s portfolio, which is comprised of both growth and value stocks. While the process may change over time or vary in particular cases, in general the selection process currently uses:

•                  a fundamental approach in analyzing issuers on factors such as a company’s financial performance and prospects, industry position, and business model and management strength. Industry outlook, market trends and general economic conditions may also be considered.

•                  quantitative models to rank securities within each sector to identify potential buy and sell candidates for further fundamental analysis. A number of company-specific factors are analyzed in constructing the models, including valuation, fundamentals and momentum.

The portfolio is constructed and regularly monitored based upon several analytical tools, including quantitative investment models. The Fund aims to maintain a broadly diversified portfolio across major economic sectors by applying investment parameters for both sector and position size. The portfolio managers use the following sell criteria: the stock price is approaching its target, deterioration in the company’s competitive position, poor execution by the company’s management, or identification of more attractive alternative investment ideas.

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of U.S. large capitalization companies. Securities will be selected using a proprietary quantitative model and will consist primarily of equity securities of companies with similar capitalizations of the companies included in the S&P 500® Index, which as of October 30, 2015 was between $1.5 billion and $666.6 billion. However, the Portfolio may invest in securities outside the S&P 500® Index capitalization range. The model systematically tracks and ranks the characteristics of large capitalization issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights. The Portfolio’s sub-adviser is BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”).

The Portfolio primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets. Equity securities include common stock, preferred stock, securities convertible into common stock and securities or other instruments whose price is linked to the value of common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock), and their value usually reflects both the stream of current income payments and the market value of the underlying common stock.

The Portfolio may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Portfolio effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the S&P 500® Index.

The Portfolio’s benchmark index is the S&P 500® Index. The S&P 500® Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The component stocks are weighted according to the total float-adjusted market value of their outstanding shares (i.e., they are weighted according to the public float which is the total market value of their outstanding shares readily available to the general marketplace for trading purposes).

Principal Risks	Principal Risks
• Risks of Investing in Stock • Industry and Sector Focus • Risks of Small- and Mid-Cap Companies	• Convertible Securities Risk • Derivatives Risk • Equity Risk • Issuer Risk • Limited History of Operation Risk • Market Risk • Management Risk • Quantitative Investing Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing primarily in common stock, and each Portfolio focuses on large-capitalization domestic companies.  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 1000® Index:  approximately $380 million to $584 billion, $7.69 billion median, as of December 31, 2015) and the Replacement Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015) to identify large-capitalization companies, and each Portfolio maintains the flexibility to invest outside of those market capitalization ranges.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Each of the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.(138)  Neither Portfolio invests in foreign securities.  Also, each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Based on the Existing Portfolio’s principal investment risks, only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, according to Morningstar, as of June 30, 2016, 90.12% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(139)  In addition, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $74.66 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index ($1.76  billion to $586.86 billion, $37.25 billion average, as of December 31, 2015), the index used by the Replacement Portfolio to identify potential portfolio companies.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

(138)  The Existing Portfolio’s statutory prospectus discloses that the fund may invest in preferred stock and convertible securities.  See Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 26, 2016).

(139)  See supra note 19.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.23 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $0.25 million of the net assets of the Existing Portfolio’s Non-Service Class shares and $2.95 million of the net assets of the Existing Portfolio’s Service Class shares, totaling $3.2 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $3.21 million in net assets.  The Replacement Portfolio will have approximately $29.26 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Oppenheimer Main Street Fund/VA		Global Atlantic BlackRock Disciplined U.S. Core Portfolio(140)
Share Class	Non-Service Class	Service Class	Class II
Management Fee	0.66%	0.66%	0.39%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%	0.25%
Other Expenses	0.12%	0.12%	0.09%
Total Annual Operating Expenses	0.78%	1.03%	0.73%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.78%	1.03%	0.73%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.58% over $4 billion 0.56% over $5 billion		0.39% of the first $1b 0.37% of the next $1b 0.35% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Oppenheimer Main Street Fund/VA
Non-Service Class	3.33%	11.99%	6.85%	—
Service Class	3.11%	11.70%	6.58%	—

(140)  “Other Expenses” are estimated for the current fiscal year.

S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Replacement Portfolio — Global Atlantic BlackRock Disciplined U.S. Core Portfolio
Class II	—	—	—	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Non-Service Class) replaced by Replacement Portfolio (Class II)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III		PRD314
Fulcrum Separate Account	PRD210
FUVUL Separate Account	PRD209
IMO Separate Account		PRD303; PRD260; PRD263
VA-K Separate Account		PRD202; PRD206; PRD223

Substitution No. 50.	AB Global Thematic Growth Portfolio (Class B) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Global Thematic Growth Portfolio (Class B)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio pursues opportunistic growth by investing in a global universe of companies in multiple industries that may benefit from innovation.

The Adviser employs a combination of “top-down” and “bottom-up” investment processes with the goal of identifying the most attractive securities worldwide, fitting into broader themes, which are developments that have broad effects across industries and companies. Drawing on its global fundamental research capabilities, the Adviser seeks to identify long-term secular growth trends that will affect multiple industries. The Adviser will assess the effects of these trends on entire industries and on individual companies. Through this process, the Adviser intends to identify key investment themes, which will be the focus of the Portfolio’s investments and which are expected to change over time

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of U.S. and foreign issuers. Foreign securities include securities of issuers located outside the U.S. or securities quoted or denominated in a currency other than the U.S. dollar.

Under normal circumstances, at least 40% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the based on the Adviser’s research.

In addition to this “top-down” thematic approach, the Adviser will also use a “bottom-up” analysis of individual companies that focuses on prospective earnings growth, valuation and quality of company management. The Adviser normally considers a large universe of mid- to large-capitalization companies worldwide for investment.

The Portfolio invests in securities issued by U.S. and non-U.S. companies from multiple industry sectors in an attempt to maximize opportunity, which should also tend to reduce risk. The Portfolio invests in both developed and emerging market countries. Under normal market conditions, the Portfolio invests significantly (at least 40%—unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies. In addition, the Portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries. The percentage of the Portfolio’s assets invested in securities of companies in a particular country or denominated in a particular currency varies in accordance with the Adviser’s assessment of the appreciation potential of such securities. The Portfolio may invest in any company and industry and in any type of equity security, listed and unlisted, with potential for capital appreciation. It invests in well-known, established companies as well as new, smaller or less-seasoned companies. Investments in new, smaller or less-seasoned companies may offer more reward but may also entail more risk than is generally true of larger, established companies. The Portfolio may also invest in synthetic foreign equity securities, which are various types of warrants used internationally that entitle a holder to buy or sell underlying securities, real estate investment trusts and zero-coupon bonds.

The Portfolio may, at times, invest in shares of exchange-traded funds, or ETFs, in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

Currencies can have a dramatic impact on equity returns, significantly adding to returns in some years and greatly diminishing them in others. Currency and equity positions are evaluated separately. The Adviser may seek to hedge the currency exposure resulting from securities positions when it finds the currency exposure unattractive. To hedge all or a portion of its currency risk, the Portfolio may, from time to time, invest in currency-related derivatives, including forward currency exchange contracts, futures contracts, options on futures contracts, swaps and options. The Adviser may also seek investment opportunities by taking long or short positions in currencies through the use of currency-related

United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

GSAM uses two distinct strategies — a bottom-up stock selection strategy and a top-down country selection strategy — to manage the Portfolio.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World Standard Index. Additionally, GSAM’s views of the relative attractiveness of countries and currencies are considered in allocating the Portfolio’s assets among countries. The MSCI World Standard Index is designed to measure equity market performance of the large and mid-capitalization segments of developed markets, including the United States.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the MSCI World Standard Index, net of dividend withholding taxes, unhedged, measured in USD. The MSCI World Standard Index represents large- and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each. The index offers a broad global equity benchmark, without emerging markets exposure.

derivatives.

The Portfolio may enter into other derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

Principal Risks	Principal Risks
• Market Risk • Foreign (Non-U.S.) Risk • Emerging Market Risk • Currency Risk • Capitalization Risk • Derivatives Risk • Focused Portfolio Risk • Leverage Risk • Management Risk

•      Derivatives Risk
•      Emerging Markets Risk
•      Equity Risk
•      Foreign Currency Risk
•      Foreign Investment Risk
•      Investment Style Risk
•      Issuer Risk
•      Limited History of Operation Risk
•      Management Risk
•      Market Risk
•      Mid Cap Risk
•      Quantitative Investing Risk
•      Portfolio Turnover Rate Risk
•      Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing in a diverse portfolio of investments.  Each Portfolio primarily invests in equity securities.  Each Portfolio invests primarily in large- and medium-capitalization companies, and may have some exposure to small-capitalization companies.  Each Portfolio invests in U.S. and foreign companies.  With respect to their investments in foreign companies, each Portfolio normally invests at least 40% of its assets in securities of companies located in at least three different countries, and each Portfolio invests in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $123.83 million.  As of December 31, 2015, the proposed Substitution will involve approximately $2.69 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $14.96 million in net assets.  The Replacement Portfolio will have approximately $36.17 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Global Thematic Growth Portfolio	Global Atlantic Goldman Sachs Global Equity Insights Portfolio(141)
Share Class	Class B	Class II
Management Fee	0.75%	0.63%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.26%	0.09%
Total Annual Operating Expenses	1.26%	0.97%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.26%	0.97%
Management Fee Breakpoint Schedule	0.75 of 1% of the first $2.5b 0.65 of 1% over $2.5b up to $5b 0.60 of 1% over $5b	0.63% of the first $250m 0.61% of the next $250m 0.58% of the next $500m 0.55% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Global Thematic Growth Portfolio
Class B	2.65%	2.78%	3.58%	—
MSCI AC World Index (Net) (reflects no deduction for fees, expenses or taxes except the reinvestment of dividends net of non-U.S. withholding taxes)	(2.36)%	6.09%	4.76%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Global Equity Insights Portfolio
Class II	—	—	—	—
MSCI World (Standard) Index (Net) (reflects no deduction for fees, expenses, or taxes)	(0.87)%	7.59%	4.98%	—

(141)  “Other Expenses” are estimated for the current fiscal year.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Group VEL Separate Account	PRD315
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD246; PRD285; PRD246b
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 51.                                   Deutsche Global Equity VIP (Class A) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Global Equity VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in equity securities and other securities with equity characteristics. For purposes of the fund’s 80% investment policy, the term “assets” means the fund’s net assets, plus the amount of any borrowings for investment purposes. In addition to common stock, other securities with equity characteristics include preferred stock, convertible securities, warrants and exchange-traded funds (ETFs). Although the fund can invest in companies of any size and from any country, it invests mainly in common stocks of established companies in countries with developed economies.

Under normal conditions, the fund will have investment exposure to at least three countries and combined direct and indirect exposure to foreign securities, foreign currencies and other foreign investments (measured on a gross basis) equal to at least 40% of the fund’s net assets. For purposes of the foregoing policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the U.S. will be considered to be doing a substantial amount of business outside the US.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of U.S. and foreign issuers. Foreign securities include securities of issuers located outside the U.S. or securities quoted or denominated in a currency other than the U.S. dollar.

Under normal circumstances, at least 40% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

GSAM uses two distinct strategies — a bottom-up stock selection strategy and a top-down country selection strategy — to manage the Portfolio.

The Portfolio uses a quantitative style of management, in

The fund may also invest a portion of its assets (typically not more than 35% of its net assets) in securities of companies located in emerging markets, such as those of many countries in Latin America, the Middle East, Eastern Europe, Asia and Africa. The fund may also invest up to 20% of its net assets in cash equivalents and US investment-grade fixed-income securities of any maturity or duration.

MANAGEMENT PROCESS. Portfolio management aims to add value through stock selection. In choosing securities, portfolio management employs a bottom-up selection process to identify companies it believes are well-positioned for growth. Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

DERIVATIVES. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular asset class, to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World Standard Index. Additionally, GSAM’s views of the relative attractiveness of countries and currencies are considered in allocating the Portfolio’s assets among countries. The MSCI World Standard Index is designed to measure equity market performance of the large and mid-capitalization segments of developed markets, including the United States.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the MSCI World Standard Index, net of dividend withholding taxes, unhedged, measured in USD. The MSCI World Standard Index represents large- and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each. The index offers a broad global equity benchmark, without emerging markets exposure.

Principal Risks	Principal Risks

•                  Stock Market Risk

•                  Growth Investing Risk

•                  Small Company Risk

•                  Foreign Investment Risk

•                  Emerging Markets Risk

•                  Regional Focus Risk

•                  Pricing Risk

•                  ETF Risk

•                  Security Selection Risk

•                  Derivatives Risk

•                  Securities Lending Risk

•                  Counterparty Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

• Liquidity Risk • Credit Risk • Interest Rate Risk • Operational and Technology Risk	• Portfolio Turnover Rate Risk • Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of equity securities.  Each Portfolio invests in U.S. and foreign companies.  With respect to their investments in foreign securities, each Portfolio invests at least 40% of its net assets in foreign securities.  Also, each Portfolio invests in the securities of at least three different countries and each Portfolio may invest in emerging markets.  In addition, each Portfolio has the flexibility to invest in companies of any size.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Under the Existing Portfolio’s principal investment strategies, the Existing Portfolio may have more exposure to small-capitalization companies than the Replacement Portfolio.  This difference is mitigated by the fact that only a small percentage of the Existing Portfolio’s assets are invested in smaller-capitalization companies.  Indeed, according to Morningstar, as of June 30, 2016, only 4.96% of the Existing Portfolio’s assets were invested in companies classified by Morningstar as “small” or “micro.”(142)  Also, only the Existing Portfolio invests in cash and cash equivalents and investment-grade fixed-income securities as part of its principal investment strategies.  Nevertheless, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 95.92% of its assets in equities, 4.04% of its assets in cash, 0% of its assets in bonds, and 0.03% in other investments.  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(142)  See supra note 19.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $49.01 million.  As of December 31, 2015, the proposed Substitution will involve approximately $12.66 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $21.21 million in net assets.  The Replacement Portfolio will have approximately $36.17 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Global Equity VIP	Global Atlantic Goldman Sachs Global Equity Insights Portfolio(143)
Share Class	Class A	Class I
Management Fee	0.65%	0.63%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.35%	0.09%
Total Annual Operating Expenses	1.00%	0.72%
Fee Waiver / Expense Reimbursement	(0.03)%(144)	—
Net Annual Operating Expenses	0.97%	0.72%
Management Fee Breakpoint Schedule	First $1.5b - 0.650% Next $1.75b - 0.635% Next $1.75b - 0.620% Thereafter - 0.605%	0.63% of the first $250m 0.61% of the next $250m 0.58% of the next $500m 0.55% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Global Equity VIP
Class A	(1.75)%	4.11%	2.79%	—
MSCI AC World Index (reflects no deduction for fees, expenses or taxes)	(2.36)%	6.09%	4.76%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Global Equity Insights Portfolio
Class I	—	—	—	—
MSCI World (Standard) Index (Net) (reflects no deduction for fees, expenses, or taxes)	(0.87)%	7.59%	4.98%	—

(143)  “Other Expenses” are estimated for the current fiscal year.

(144)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) at a ratio no higher than 0.97% for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 52.                                   Deutsche Global Growth VIP (Class A) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Global Growth VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks long-term capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of companies throughout the world that portfolio management considers to be “blue chip” companies. Blue chip companies are large, well known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industries and strong management.

The fund can invest in companies from any country, including countries with emerging economies. The fund’s equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

MANAGEMENT PROCESS. Portfolio management aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned. Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

Portfolio management uses analytical tools to actively

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of U.S. and foreign issuers. Foreign securities include securities of issuers located outside the U.S. or securities quoted or denominated in a currency other than the U.S. dollar.

Under normal circumstances, at least 40% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

GSAM uses two distinct strategies — a bottom-up stock selection strategy and a top-down country selection strategy — to manage the Portfolio.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s monitor the risk profile of the portfolio as compared to appropriate benchmarks. Portfolio management will normally sell a stock when its price fully reflects portfolio management’s estimate of its fundamental value, its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund’s exposure to a given country or sector.

DERIVATIVES. Portfolio management generally may use options and futures contracts, which are each a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World Standard Index. Additionally, GSAM’s views of the relative attractiveness of countries and currencies are considered in allocating the Portfolio’s assets among countries. The MSCI World Standard Index is designed to measure equity market performance of the large and mid-capitalization segments of developed markets, including the United States.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the MSCI World Standard Index, net of dividend withholding taxes, unhedged, measured in USD. The MSCI World Standard Index represents large- and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each. The index offers a broad global equity benchmark, without emerging markets exposure.

Principal Risks	Principal Risks

•                  Stock Market Risk

•                  Foreign Investment Risk

•                  Emerging Markets Risk

•                  Regional Focus Risk

•                  Growth Investing Risk

•                  Small Company Risk

•                  Medium-Sized Company Risk

•                  Security Selection Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  Derivatives Risk

•                  Counterparty Risk

•                  Securities Lending Risk

•                  Operational and Technology Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities.  Each Portfolio invests in U.S. and foreign companies.  With respect to their investments in foreign companies, each Portfolio invests in emerging markets.  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by their use of the same benchmark index, the MSCI World Index.  Also, each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio focuses on large-capitalization companies, while the Replacement Portfolio focuses on investments in large- and mid-capitalization companies with some exposure to small-capitalization companies.  However, the manner in which the Existing Portfolio invests its assets compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, 68.02% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant,” 22.37% in companies classified as “medium,” and 9.61% in companies classified as “small” or “micro.”(145)  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $33.74 million.  As of December 31, 2015, the proposed Substitution will involve approximately $8.55 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $21.21 million in net assets.  The Replacement Portfolio will have approximately $36.17 million in total net assets.

(145)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	Deutsche Global Growth VIP	Global Atlantic Goldman Sachs Global Equity Insights Portfolio(146)
Share Class	Class A	Class I
Management Fee	0.92%	0.63%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.52%	0.09%
Total Annual Operating Expenses	1.44%	0.72%
Fee Waiver / Expense Reimbursement	(0.45)%(147)	—
Net Annual Operating Expenses	0.99%	0.72%
Management Fee Breakpoint Schedule	First $250m - 0.915% Next $500m - 0.865% Next $750m - 0.815% Next $1.5b - 0.765% Thereafter - 0.715%	0.63% of the first $250m 0.61% of the next $250m 0.58% of the next $500m 0.55% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Global Growth VIP
Class A	(1.23)%	4.15%	3.77%	—
MSCI World Index (reflects no deduction for fees, expenses or taxes)	(0.87)%	7.59%	4.98%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Global Equity Insights Portfolio
Class I	—	—	—	—
MSCI World (Standard) Index (Net) (reflects no deduction for fees, expenses, or taxes)	(0.87)%	7.59%	4.98%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

(146)  “Other Expenses” are estimated for the current fiscal year.

(147)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) at a ratio no higher than 0.99% for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Substitution No. 53.                                   Oppenheimer Global Fund/VA (Service Shares) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Oppenheimer Global Fund/VA (Service Shares)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
OFI Global Asset Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
OppenheimerFunds, Inc.	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The Fund seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests mainly in common stock of U.S. and foreign companies. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developing or emerging markets. However, the Fund currently emphasizes its investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular market capitalization range, but primarily invests in mid- and large-cap companies.

Under normal market conditions, the Fund will invest in at least three different countries (one of which may be the United States). Typically, the Fund invests in a number of different countries. The Fund is not required to allocate its investments in any set percentages in any particular countries.

The portfolio manager primarily looks for quality companies, regardless of domicile, that have sustainable growth. His investment approach combines a thematic approach to idea generation with bottom-up, fundamental company analysis. The portfolio manager seeks to identify secular changes in the world and looks for pockets of durable change that he believes will drive global growth for the next decade. These large scale structural themes are referred to collectively as MANTRA®: Mass Affluence, New Technology, Restructuring, and Aging. The portfolio manager does not target a fixed allocation with regard to any particular theme, and may choose to focus on various sub-themes within each theme. Within each sub-theme, the portfolio manager employs fundamental company analysis to select investments for the Fund’s portfolio. The economic characteristics he seeks include a combination of high return on invested capital, good cash flow characteristics, high barriers to entry, dominant market share, a strong competitive position, talented management, and balance sheet strength that the portfolio manager believes will enable the company to fund its own

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of U.S. and foreign issuers. Foreign securities include securities of issuers located outside the U.S. or securities quoted or denominated in a currency other than the U.S. dollar.

Under normal circumstances, at least 40% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

GSAM uses two distinct strategies — a bottom-up stock selection strategy and a top-down country selection strategy — to manage the Portfolio.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related growth. These criteria may vary. The portfolio manager also considers how industry dynamics, market trends and general economic conditions may affect a company’s earnings outlook.

The portfolio manager has a long-term investment horizon of typically three to five years. He also has a contrarian buy discipline; he buys high quality companies that fit his investment criteria when their valuations underestimate their long-term earnings potential. For example, a company’s stock price may dislocate from its fundamental outlook due to a short-term earnings glitch or negative, short-term market sentiment, which can give rise to an investment opportunity. The portfolio manager monitors individual issuers for changes in earnings potential or other effects of changing market conditions that may trigger a decision to sell a security, but do not require a decision to do so.

companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World Standard Index. Additionally, GSAM’s views of the relative attractiveness of countries and currencies are considered in allocating the Portfolio’s assets among countries. The MSCI World Standard Index is designed to measure equity market performance of the large and mid-capitalization segments of developed markets, including the United States.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the MSCI World Standard Index, net of dividend withholding taxes, unhedged, measured in USD. The MSCI World Standard Index represents large- and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each. The index offers a broad global equity benchmark, without emerging markets exposure.

Principal Risks	Principal Risks

•                  Risks of Investing in Stock

•                  Industry and Sector Focus

•                  Risks of Growth Investing

•                  Risks of Foreign Investing

•                  Risks of Developing and Emerging Markets

•                  Eurozone Investment Risks

•                  Risks of Small- and Mid-Cap Companies

•                  Investing in Special Situations

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Equity Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. and foreign companies.  With respect to their investments in foreign companies, each Portfolio invests in emerging markets, and each Portfolio seeks to invest in the securities of companies located in at least three countries.  In addition, each Portfolio invests primarily in large- and medium-capitalization companies, and may have some exposure to small-capitalization companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities, while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.49 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $11.36 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $14.96 million in net assets.  The Replacement Portfolio will have approximately $36.17 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Global Fund/VA	Global Atlantic Goldman Sachs Global Equity Insights Portfolio(148)
Share Class	Service Shares	Class II
Management Fee	0.63%	0.63%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.13%	0.09%
Total Annual Operating Expenses	1.01%	0.97%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.01%	0.97%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $4.2b 0.58% over $5 billion	0.63% of the first $250m 0.61% of the next $250m 0.58% of the next $500m 0.55% over $1b

(148)  “Other Expenses” are estimated for the current fiscal year.

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Oppenheimer Global Fund/VA
Service Shares	3.67%	8.25%	5.94%	—
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)	(2.36)%	6.09%	4.76%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Global Equity Insights Portfolio
Class II	—	—	—	—
MSCI World (Standard) Index (Net) (reflects no deduction for fees, expenses, or taxes)	(0.87)%	7.59%	4.98%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III	PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 54.                                   Templeton Growth VIP Fund (Class 2) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Templeton Growth VIP Fund (Class 2)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
Templeton Global Advisors Limited	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
Long-term capital growth.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests predominantly in the equity securities of companies located anywhere in the world, including developing markets. The equity securities in which the Fund primarily invests are common stock. The Fund may invest in companies of any size, including small and medium capitalization companies. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of U.S. and foreign issuers. Foreign securities include securities of issuers located outside the U.S. or securities quoted or denominated in a currency other than the U.S. dollar.

Under normal circumstances, at least 40% of the Portfolio’s

When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/earnings ratio, price/cash flow ratio, profit margins and liquidation value.

The Fund may, from time to time, seek to hedge (protect) against currency risks, using certain derivative instruments, including currency and cross currency forwards and currency futures contracts.

net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

GSAM uses two distinct strategies — a bottom-up stock selection strategy and a top-down country selection strategy — to manage the Portfolio.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World Standard Index. Additionally, GSAM’s views of the relative attractiveness of countries and currencies are considered in allocating the Portfolio’s assets among countries. The MSCI World Standard Index is designed to measure equity market performance of the large and mid-capitalization segments of developed markets, including the United States.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the MSCI World Standard Index, net of dividend withholding taxes, unhedged, measured in USD. The MSCI World Standard Index represents large- and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each. The index offers a broad global equity benchmark, without emerging markets exposure.

Principal Risks	Principal Risks
• Market • Foreign Securities • Regional Focus • Developing Markets • Smaller and Midsize Companies • Value Style Investing • Derivative Instruments • Management • Focus

•                  Derivatives Risk
•                  Emerging Markets Risk
•                  Equity Risk
•                  Foreign Currency Risk
•                  Foreign Investment Risk
•                  Investment Style Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Management Risk
•                  Market Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Portfolio Turnover Rate Risk
•                  Small Capitalization Securities

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital growth / capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of U.S. and foreign companies.  With respect to their investments in foreign companies, each Portfolio invests in emerging markets.  In addition, each Portfolio may invest in companies of any size.  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by their use of the same benchmark index, the MSCI World Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.44 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $0.91 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the

Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $14.96 million in net assets.  The Replacement Portfolio will have approximately $36.17 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Templeton Growth VIP Fund	Global Atlantic Goldman Sachs Global Equity Insights Portfolio(149)
Share Class	Class 2	Class II
Management Fee	0.77%	0.63%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.03%	0.09%
Total Annual Operating Expenses	1.05%	0.97%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.05%	0.97%
Management Fee Breakpoint Schedule

1.000% up to $100m
0.900% over $100m up to $250m
0.800% over $250m up to $500m
0.750% over $500m up to $1b
0.700% over $1b up to $5b
0.675% over $5b up to $10b
0.655% over $10b up to $15b
0.635% over $15b up to $20b
0.615% over $20b

		0.63% of the first $250m 0.61% of the next $250m 0.58% of the next $500m 0.55% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Templeton Growth VIP Fund
Class 2	(6.49)%	6.01%	3.09%	—
MSCI World Index (index reflects no deduction for fees, expenses or taxes)	(0.32)%	8.20%	5.56%	—
MSCI All Country World Index (index reflects no deduction for fees, expenses or taxes)	(1.84)%	6.66%	5.31%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Global Equity Insights Portfolio
Class II	—	—	—	—
MSCI World (Standard) Index (Net) (reflects no deduction for fees, expenses, or taxes)	(0.87)%	7.59%	4.98%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class 2) replaced by Replacement Portfolio (Class II)
VA-K Separate Account	PRD246; PRD285; PRD246b

(149)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 55.                                   Alger Large Cap Growth Portfolio (Class I-2) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Alger Large Cap Growth Portfolio (Class I-2)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
Fred Alger Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
Alger Capital Appreciation Portfolio seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

The Portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have a market capitalization equal to or greater than the market capitalization of companies included in the Russell 1000 Growth Index, updated quarterly as reported by the index as of the most recent quarter-end. This index is designed to track the performance of large-capitalization growth stocks. At March 31, 2016, the market capitalization of the companies in this index ranged from $169.3 million to $627.9 billion.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of large-cap U.S. issuers whose shares are traded on a U.S. exchange, which may include foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the collective market capitalization range of the Russell 1000® Growth Index and other similar broad-based U.S. large capitalization indices, which as of December 31, 2015 was between $201 million and $606.4 billion. However, the Portfolio may invest in securities outside such index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization

characteristics similar to the Russell 1000® Growth Index, which generally consists of companies with above average capitalization and earnings growth expectations and below average dividend yields. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell 1000® Growth Index. The Russell 1000® Growth Index is an unmanaged index of common stock prices that measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Principal Risks	Principal Risks
• Equity Securities Risk • Investment Style Risk

•                  Derivatives Risk
•                  Equity Risk
•                  Foreign Investment Risk
•                  Investment Style Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Management Risk
•                  Market Risk
•                  Quantitative Investing Risk
•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing growth investment styles to invest at least 80% of its net assets in the equity securities of domestic large-capitalization companies, and each Portfolio primarily invests in the common stock of such companies.  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (Russell 1000® Growth Index: approximately $201 million to $606.4 billion, $8.80 billion median, as of December 31, 2015) and the Replacement Portfolio (Russell 1000® Index:  approximately $380 million to $584 billion, $7.69 billion median, as of December 31, 2015) to identify large-capitalization companies.  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by the fact that the Replacement Portfolio seeks to maintain a risk, style, and capitalization profile similar to the Russell 1000® Growth Index, which is the Existing Portfolio’s benchmark index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio may invest a small percentage of its assets in foreign securities.  However, each Portfolio invests primarily in domestic companies.  Indeed, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 0% of its equity assets in non-U.S. companies.  Moreover, although the Existing Portfolio and the Replacement Portfolio may approach their investment selection process differently (the Existing Portfolio focuses on “Positive Dynamic Change,” while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay), the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $288.14 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.017 million of the net assets of the Existing Portfolio’s Class I-2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $3.43 million in net assets.  The Replacement Portfolio will have approximately $106.28 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Alger Large Cap Growth Portfolio	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio(150)
Share Class	Class I-2	Class II
Management Fee	0.71%	0.37%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%
Other Expenses	0.15%	0.09%
Total Annual Operating Expenses	0.86%	0.71%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.86%	0.71%
Management Fee Breakpoint Schedule	0.71% up to $1b 0.60% in excess of $1b	0.37% of the first $250m 0.35% of the next $250m 0.34% of the next $500m 0.32% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	0.25%

(150)  “Other Expenses” are estimated for the current fiscal year.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Alger Large Cap Growth Portfolio
Class I-2 (Inception: 01/06/1989)	1.72%	10.79%	6.61%	10.52%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	9.86%
Replacement Portfolio — Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio
Class II	—	—	—	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I-2) replaced by Replacement Portfolio (Class II)
FUVUL Separate Account	PRD209

Substitution No. 56.                                   Deutsche Capital Growth VIP (Class A) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Capital Growth VIP (Class A)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks to provide long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. The fund normally invests at least 65% of total assets in equities, mainly common stocks of US companies. The fund generally focuses on established companies that are similar in size to the companies in the S&P 500 (Reg. TM) Index (generally 500 of the largest companies in the US) or the Russell 1000 (Reg. TM) Growth Index (generally those stocks among the 1,000 largest US companies that have relatively higher price-to-earnings ratios and higher forecasted growth values). While the market capitalization ranges of the S&P 500 (Reg. TM) Index and the Russell 1000 (Reg. TM) Growth Index change throughout the year, as of the most recent reconstitution dates of the indexes (March 18, 2016 and June 26, 2015, respectively), companies in the S&P 500 (Reg. TM) Index and the Russell 1000 (Reg. TM) Growth Index had median market capitalizations of approximately $18.26 billion and $9.14 billion, respectively. Although the fund can invest in companies of any size, the

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of large-cap U.S. issuers whose shares are traded on a U.S. exchange, which may include foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the collective market capitalization range of the Russell 1000® Growth Index and other similar broad-based U.S. large capitalization indices, which as of December 31, 2015 was between $201 million and $606.4 billion. However, the Portfolio may invest in securities outside such index capitalization range.

fund intends to invest primarily in companies whose market capitalizations fall within the normal range of these indexes. The fund may also invest in other types of equity securities such as preferred stocks or convertible securities. The fund may also invest to a limited extent in companies outside the US.

MANAGEMENT PROCESS. Portfolio management aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned and that have above average and sustainable growth potential.

Portfolio management utilizes a proprietary investment process designed to identify attractive investments by utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

All investment decisions are made within risk parameters set by portfolio management. The factors considered and models used by portfolio management may change over time. Portfolio management may favor different types of securities from different industries and companies at different times.

Portfolio management will normally sell a stock when its price fully reflects portfolio management’s estimate of its fundamental value, its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund’s exposure to a given sector.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

DERIVATIVES. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular asset class, to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell 1000® Growth Index, which generally consists of companies with above average capitalization and earnings growth expectations and below average dividend yields. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell 1000® Growth Index. The Russell 1000® Growth Index is an unmanaged index of common stock prices that measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Principal Risks	Principal Risks
• Stock Market Risk • Growth Investing Risk • Security Selection Risk	• Derivatives Risk • Equity Risk • Foreign Investment Risk

•                  Medium-Sized Company Risk
•                  Small Company Risk
•                  Foreign Investment Risk
•                  Securities Lending Risk
•                  Liquidity Risk
•                  Pricing Risk
•                  Operational and Technology Risk
•                  Counterparty Risk
•                  Derivatives Risk

• Investment Style Risk • Issuer Risk • Limited History of Operation Risk • Management Risk • Market Risk • Quantitative Investing Risk • Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  The Existing Portfolio and Replacement Portfolio each seek to achieve its investment objective by investing a substantial portion of its net assets in the equity securities of U.S. companies (at least 65% of total assets and at least 80% of net assets, respectively).  Notably, significant overlap exists in the market capitalization ranges of the companies included in the market indices used by the Existing Portfolio (S&P 500® Index: $1.76 billion to $586.86 billion, $17.53 billion median, as of December 31, 2015; Russell 1000® Growth Index: approximately $201 million to $606.4 billion, $8.80 billion median, as of December 31, 2015) and the Replacement Portfolio (Russell 1000® Growth Index: approximately $201 million to $606.4 billion, $8.80 billion median, as of December 31, 2015) to identify large-capitalization companies.  The Existing Portfolio’s current Morningstar category further reflects the Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by the fact that the Replacement Portfolio seeks to maintain a risk, style, and capitalization profile similar to the Russell 1000® Growth Index, which is the Existing Portfolio’s benchmark index.  Also, each Portfolio uses a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, like the Replacement Portfolio, the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of June 30, 2016, 75.36% of the Existing Portfolio’s equity assets were invested in companies classified as “large” or “giant.”(151)  Thus, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that

(151)  See supra note 19.

the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $852.56 million.  As of December 31, 2015, the proposed Substitution will involve approximately $92.52 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $102.85 million in net assets.  The Replacement Portfolio will have approximately $106.28 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Capital Growth VIP	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio(152)
Share Class	Class A	Class I
Management Fee	0.37%	0.37%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.12%	0.09%
Total Annual Operating Expenses	0.49%	0.46%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.49%	0.46%
Management Fee Breakpoint Schedule	First $250m - 0.390% Next $750m - 0.365% Thereafter - 0.340%	0.37% of the first $250m 0.35% of the next $250m 0.34% of the next $500m 0.32% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Capital Growth VIP
Class A	8.62%	12.87%	8.31%	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio
Class I	—	—	—	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—

(152)  “Other Expenses” are estimated for the current fiscal year.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD233; PRD234; PRD235; PRD236
IMO Separate Account	PRD303; PRD260; PRD263
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 57.                                   Janus Aspen Janus Portfolio (Institutional Shares, Service Shares) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Janus Aspen Janus Portfolio (Institutional Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)
Janus Aspen Janus Portfolio (Service Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Janus Capital Management LLC	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
Janus Portfolio seeks long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio may invest in companies of any size, it generally invests in larger, more established companies. As of December 31, 2015, the Portfolio’s weighted average market capitalization was $122.8 billion. The Portfolio may also invest in foreign securities, which may include investments in emerging markets.

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

The Portfolio may take long or short positions in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Portfolio invests. The types of derivatives in which the Portfolio may invest include options, futures, swaps, warrants, and forward currency contracts. The Portfolio may use derivatives to hedge, to earn income or enhance returns, as a substitute for securities in which the Portfolio invests, to

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments of large-cap U.S. issuers whose shares are traded on a U.S. exchange, which may include foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the collective market capitalization range of the Russell 1000® Growth Index and other similar broad-based U.S. large capitalization indices, which as of December 31, 2015 was between $201 million and $606.4 billion. However, the Portfolio may invest in securities outside such index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict increase or decrease the Portfolio’s exposure to a particular market, to adjust the Portfolio’s currency exposure relative to its benchmark index, to gain access to foreign markets where direct investment may be restricted or unavailable, or to manage the Portfolio’s risk profile.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell 1000® Growth Index, which generally consists of companies with above average capitalization and earnings growth expectations and below average dividend yields. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell 1000® Growth Index. The Russell 1000® Growth Index is an unmanaged index of common stock prices that measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Principal Risks	Principal Risks
• Market Risk • Growth Securities Risk • Foreign Exposure Risk • Derivatives Risk • Securities Lending Risk • Management Risk

•                  Derivatives Risk
•                  Equity Risk
•                  Foreign Investment Risk
•                  Investment Style Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Management Risk
•                  Market Risk
•                  Quantitative Investing Risk
•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  The Existing Portfolio and Replacement Portfolio each seek to achieve its investment objective by utilizing growth investment styles to invest in common stocks of large-capitalization U.S. companies.  Notably, significant overlap exists in the market capitalization ranges targeted by the Portfolios, as the Existing Portfolio’s average market capitalization ($44.60 billion as of December 31, 2015, according to Morningstar) is well within the range of the companies included in the market indices used by the Replacement Portfolio (Russell 1000® Growth Index: approximately $201 million to $606.4 billion, $8.80 billion median, $139.36 billion weighted average, as of December 31, 2015) to identify large-capitalization companies.  Furthermore, the similarity between the Portfolios’ principal investment strategies is reflected by the fact that the Replacement Portfolio seeks to maintain a risk, style, and capitalization profile similar to the Russell 1000® Growth Index, which is a benchmark index of the Existing Portfolio.  Each Portfolio may also invest in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, each Portfolio targets large-capitalization companies.  Indeed, the Existing Portfolio’s current Morningstar category reflects the Existing Portfolio’s focus on large-capitalization companies, as the Existing Portfolio is categorized as a large-cap growth domestic stock fund.  Only the Existing Portfolio may invest in emerging market securities as part of its principal investment strategies. The Section 26 Applicants note, however, that according to Morningstar, as of June 30, 2016, only 1.40% of the Existing Portfolio’s equity investments in foreign securities were in emerging markets.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $543.81 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.16 million of the net assets of the Existing Portfolio’s Institutional Shares and $13.60 million of the net assets of the Existing Portfolio’s Service Shares, totaling $13.76 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $102.85 million and $3.43 million in net assets, respectively.  The Replacement Portfolio will have approximately $106.28 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Janus Aspen Janus Portfolio	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio(153)
Share Class	Institutional Shares	Class I
Management Fee	0.66%	0.37%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.10%	0.09%
Total Annual Operating Expenses	0.76%	0.46%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.76%	0.46%
Management Fee Breakpoint Schedule

Under the performance-based fee structure, the investment advisory fee paid consists of two components: (1) a base fee calculated by applying the contractual fixed rate of the advisory fee to the portfolio’s average daily net assets during the previous month (“Base Fee Rate”), plus or minus (2) a performance-fee adjustment (“Performance Adjustment”) calculated by applying a variable rate of up to 0.15% (positive or negative) to the portfolio’s average daily net assets during the applicable performance measurement period. The Base Fee Rate equals 0.64%.

		0.37% of the first $250m 0.35% of the next $250m 0.34% of the next $500m 0.32% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Service Shares	Class I	Class II
Management Fee	0.66%	0.37%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.11%	0.09%	0.09%
Total Annual Operating Expenses	1.02%	0.46%	0.71%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	1.02%	0.46%	0.71%
Management Fee Breakpoint Schedule

Under the performance-based fee structure, the investment advisory fee paid consists of two components: (1) a base fee calculated by applying the contractual fixed rate of the advisory fee to the portfolio’s average daily net assets during the previous month (“Base Fee Rate”), plus or minus (2) a performance-fee adjustment (“Performance Adjustment”)

		0.37% of the first $250m 0.35% of the next $250m 0.34% of the next $500m 0.32% over $1b

(153)  “Other Expenses” are estimated for the current fiscal year.

calculated by applying a variable rate of up to 0.15% (positive or negative) to the portfolio’s average daily net assets during the applicable performance measurement period. The Base Fee Rate equals 0.64%.

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Janus Aspen Janus Portfolio
Institutional Shares (Inception: 09/13/1993)	5.35%	11.74%	7.71%	8.04%
Service Shares (Inception: 09/13/1993)	5.08%	11.46%	7.45%	7.75%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	8.67%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	9.01%
Core Growth Index (reflects no deduction for fees, expenses, or taxes)	3.51%	13.06%	7.93%	8.88%
Replacement Portfolio — Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.67%	13.53%	8.53%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (IS) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SS) replaced by Replacement Portfolio (Class I)	Existing Portfolio (SS) replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD235; PRD236
Select Separate Account II			PRD259
Select Separate Account III			PRD261
Inheritage Separate Account			PRD264; PRD258
IMO Separate Account		PRD303; PRD260; PRD263
KG Separate Account	PRD228; PRD226
VA-K Separate Account		PRD202; PRD206; PRD212; PRD223
VEL Separate Account			PRD384; PRD267b; PRD267
VEL II Separate Account			PRD268
VEL III Separate Account			PRD248

Substitution No. 58.                                   AB Small/Mid Cap Value Portfolio (Class B) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
AB Small/Mid Cap Value Portfolio (Class B)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
AllianceBernstein L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The Portfolio’s investment objective is long-term growth of capital.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in a diversified portfolio of equity securities of small- to mid-capitalization U.S. companies. Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of small- to mid-capitalization companies. For purposes of this policy, small- to mid-capitalization companies are those that, at the time of investment, fall within the capitalization range between the smallest company in the Russell 2500® Value Index and the greater of $5 billion or the market capitalization of the largest company in the Russell 2500® Value Index.

Because the Portfolio’s definition of small- to mid-capitalization companies is dynamic, the lower and upper limits on market capitalization will change with the markets. As of December 31, 2015, there were approximately 1,706 small- to mid-capitalization companies, representing a market capitalization range from approximately $14.8 million to approximately $12.0 billion.

The Portfolio invests in companies that are determined by the Adviser to be undervalued, using the Adviser’s fundamental value approach. In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

In selecting securities for the Portfolio’s portfolio, the Adviser looks for companies with attractive valuation (for example, with low price to book ratios) and compelling success factors (for example, momentum and return on equity). The Adviser then uses this information to calculate an expected return. Returns and rankings are updated on a daily basis. The rankings are used to determine prospective candidates for further fundamental research and, subsequently, possible addition to the portfolio. Typically, the Adviser’s fundamental

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while research analysts focus their research on the most attractive 20% of the universe.

The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The Adviser focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover. The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable. Typically, growth in the size of a company’s market capitalization relative to other domestically traded companies will not cause the Portfolio to dispose of the security.

The Adviser seeks to manage overall portfolio volatility relative to the universe of companies that comprise the lowest 20% of the total U.S. market capitalization by favoring promising securities that offer the best balance between return and targeted risk. At times, the Portfolio may favor or disfavor a particular sector compared to that universe of companies. The Portfolio may invest significantly in companies involved in certain sectors that constitute a material portion of the universe of small- and mid-capitalization companies, such as financial services and consumer services.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may invest in securities issued by non-U.S. companies.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

Principal Risks	Principal Risks
• Market Risk • Capitalization Risk • Foreign (Non-U.S.) Risk • Currency Risk • Derivatives Risk • Management Risk

•                  Derivatives Risk
•                  Equity Risk
•                  Investment Style Risk
•                  Issuer Risk
•                  Limited History of Operation Risk
•                  Management Risk
•                  Market Risk
•                  Mid Cap Risk
•                  Quantitative Investing Risk
•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term growth of capital / capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to invest 80% of its net assets in equity securities.  Like the Replacement Portfolio, the Existing Portfolio focuses on investments in mid-capitalization companies.  Notably, with respect to their investments in mid-capitalization companies, there is significant overlap in the market capitalizations ranges of the companies included in the market indices used by the Existing Portfolio (Russell 2500® Value Index:  approximately $15 million to $12 billion, $0.898 billion median, as of December 31, 2015) and the Replacement Portfolio (Russell Midcap® Value Index: approximately $149 million to $28.5 billion, $5.6 billion median, as of December 31, 2015) to identify potential portfolio companies.  In addition, each Portfolio may invest in foreign securities. Also, each Portfolio utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in small-capitalization companies as part of its principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested approximately 40.85% of its assets in companies classified by Morningstar as “medium” and approximately 58.46% of its assets in companies classified by Morningstar as “small” or “micro.”(154)  This difference is mitigated by the fact, however, that the Replacement Portfolio may invest outside of its target market capitalization range.  Furthermore, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $3.21 billion, which is well within the market capitalization range of the companies included in the Russell Midcap® Value Index (approximately $149 million to $28.5 billion, $5.6 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Otherwise, the Portfolios primarily invest in the same asset class, target companies with similar market capitalizations, and have similar geographic focuses.

(154)  See supra note 19.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $578.26 million.  As of December 31, 2015, the proposed Substitution will involve approximately $8.36 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $96.70 million in net assets.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Small/Mid Cap Value Portfolio	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(155)
Share Class	Class B	Class II
Management Fee	0.75%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.09%
Total Annual Operating Expenses	1.07%	0.89%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.07%	0.89%
Management Fee Breakpoint Schedule	0.75 of 1% of the first $2.5b 0.65 of 1% over $2.5b up to $5b 0.60 of 1% over $5b	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — AB Small/Mid Cap Value Portfolio
Class B	(5.69)%	8.89%	7.49%	—
Russell 2500® Value Index (reflects no deduction for fees, expenses, or taxes)	(5.49)%	9.23%	6.51%	—
Russell 2500® Index (reflects no deduction for fees, expenses, or taxes)	(2.90)%	10.32%	7.56%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class II	—	—	—	—

(155)  “Other Expenses” are estimated for the current fiscal year.

Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class B) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III	PRD314
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 59.                                Deutsche Small Mid Cap Value VIP (Class A) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Small Mid Cap Value VIP (Class A)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small and mid-size US companies. The fund defines small companies as those that are similar in market value to those in the Russell 2000 (Reg. TM) Value Index. While the market capitalization range of the Russell 2000 (Reg. TM) Value Index changes throughout the year, as of the most recent reconstitution date of the index (June 26, 2015), companies in the index had a median market capitalization of approximately $796 million. The fund defines mid-size companies as those that are similar in market value to those in the Russell Midcap (Reg. TM) Value Index. While the market capitalization range of the Russell Midcap (Reg. TM) Value Index changes throughout the year, as of the most recent reconstitution date of the index (June 26, 2015), companies in the index had a median market capitalization of approximately $5.96 billion. The fund intends to invest primarily in companies whose market capitalizations fall within the normal range of each index.

While the fund invests mainly in US stocks, it could invest up to 20% of net assets in foreign securities.

The fund’s equity investments are mainly common stocks, but may also include other types of equities such as preferred or

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of convertible stocks. The fund may also invest in initial public offerings and real estate investment trusts (REITs).

MANAGEMENT PROCESS. In choosing stocks, portfolio management focuses on individual security selection rather than industry selection. Portfolio management uses an active process that combines financial analysis with company visits to evaluate management and strategies. Company research lies at the heart of the investment process. Portfolio management emphasizes individual selection of stocks across all economic sectors, focusing on companies that it believes have strong management, identifiable catalysts (e.g., acquisitions or new products), and valuations that offer an attractive risk/reward trade-off.

Portfolio management utilizes multiple sources for idea generation as it believes quantitative screens by themselves are not robust enough to consistently source attractive investment ideas. Portfolio management’s intensive proprietary research starts with thorough background research to gain an understanding of a company’s business model and financials. Management meetings are generally conducted to assess corporate culture and the ability to execute on the business model with a focus on capital allocation decisions. Portfolio management then analyzes valuations by determining the appropriate metric and establishing internal estimates. Portfolio management reviews a stock’s investment thesis, catalysts and risks to determine if the stock fits into the portfolio. Portfolio management normally will sell a stock when it believes the investment thesis proves incorrect, fundamentals weaken, catalysts fail to materialize as expected, or if a stock becomes fully valued.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

Principal Risks	Principal Risks

•                  Stock Market Risk

•                  Small Company Risk

•                  Medium-Sized Company Risk

•                  Value Investing Risk

•                  Security Selection Risk

•                  Focus Risk

•                  Foreign Investment Risk

•                  Real Estate Securities Risk

•                  Pricing Risk

•                  Securities Lending Risk

•                  Liquidity Risk

•                  IPO Risk

•                  Operational and Technology Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value strategies to invest at least 80% of its net assets in equity securities, including the equity securities of mid-capitalization companies.  The Existing Portfolio’s current Morningstar category reflects the Portfolio’s focus on mid-capitalization companies, as the Existing Portfolio is categorized as a mid-cap value domestic stock fund.  Notably, the market capitalizations targeted by the Portfolios with respect to their investments in mid-capitalization companies are nearly identical, as each Portfolio utilizes the Russell Midcap® Value Index to identify potential portfolio companies.  In addition, the Portfolios may invest in equity securities other than common stock, including preferred stock and convertible securities.  Also, each Portfolio may invest in domestic and foreign issuers.  Also, each Portfolio utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in small-capitalization companies as part of its principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested approximately 48.38% of its assets in companies classified by Morningstar as “medium” and approximately 42.78% of its assets in companies classified by Morningstar as “small” or “micro.”(156)  This difference is mitigated by the fact, however, that the Replacement Portfolio may invest outside of its target market capitalization range.  Furthermore, according to Morningstar, as of June 30, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $3.21 billion, which is well within the market capitalization range of the companies included in the Russell Midcap® Value Index (approximately $149 million to $28.5 billion, $5.6 billion median, as of December 31, 2015), the market index used by the Replacement Portfolio to identify potential portfolio companies.  Otherwise, the Portfolios primarily invest in the same asset class, target companies with similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $174.38 million.  As of December 31, 2015, the proposed Substitution will involve approximately $35.98 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the

(156)  See supra note 19.

Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $75.48 million in net assets.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Small Mid Cap Value VIP	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(157)
Share Class	Class A	Class I
Management Fee	0.65%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.15%	0.09%
Total Annual Operating Expenses	0.80%	0.64%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.80%	0.64%
Management Fee Breakpoint Schedule	First $250m - 0.650% Next $750m - 0.620% Next $1.5b - 0.600% Next $2.5b - 0.580% Next $2.5b - 0.550% Next $2.5b - 0.540% Next $2.5b - 0.530% Thereafter - 0.520%	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Small Mid Cap Value VIP
Class A	(1.91)%	8.39%	7.44%	—
Russell 2500® Value Index (reflects no deduction for fees, expenses or taxes)	(5.49)%	9.23%	6.51%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class I	—	—	—	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

(157)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 60.                                Dreyfus Midcap Stock Portfolio (Initial Shares) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Dreyfus Midcap Stock Portfolio (Initial Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Investment Adviser	Investment Adviser
The Dreyfus Corporation	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective

The fund seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (S&P 400 Index), and if such fees and/or charges were included, the fees and expenses would be higher.

The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks of mid-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Consistency of returns compared to the S&P 400 Index, the fund’s benchmark, is a primary goal of the investment process.

The portfolio managers select stocks through a “bottom-up,” structured approach that seeks to identify undervalued securities using a quantitative ranking process. The process is driven by a proprietary quantitative model that measures a diverse set of corporate characteristics to identify and rank stocks based on valuation, momentum and sentiment and earnings quality measures.

Next, the fund’s portfolio managers construct the portfolio through a risk controlled process, focusing on stock selection as opposed to making proactive decisions as to industry and sector exposure. The portfolio managers seek to maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to the fund’s benchmark. Finally, within each sector and style subset, the fund will seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization

characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

Principal Risks	Principal Risks
• Risks of Stock Investing • Midsize Company Risk • Growth and Value Stock Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (total return greater than the performance of the S&P MidCap 400® Index) is consistent with the investment objective of the Replacement Portfolio (long-term capital appreciation).  The Section 26 Applicants believe that these investment objectives are consistent because the Existing Portfolio’s investment objective of total return consists of capital appreciation and total return, and the Replacement Portfolio pursues capital appreciation and its portfolio managers expect that the Replacement Portfolio will have similar income in the form of dividends.(158)  The Section 26 Applicants also note that each Portfolio seeks investment results greater than its respective benchmarks, which are both domestic mid cap stock indices. With respect to their investment strategies, each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in mid-capitalization companies.  Also, each Portfolio utilizes a combination of fundamental and quantitative investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio has exposure to foreign issuers as part of its principal investment strategies.  The Section 26 Applicants note, however, that each Portfolio primarily invests in U.S. companies.  Indeed, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 0% of its equity assets in non-U.S. companies.  Also, the Existing Portfolio does not utilize

(158)  According to Morningstar, as of July 31, 2016, the Existing Portfolio has a dividend yield of 1.69%, which is below its benchmark and category average.

investment strategies that target specific styles of stocks, while the Replacement Portfolio maintains a portfolio with risk, style, and capitalization characteristics similar to the Russell Midcap Value Index, which is comprised of value stocks.  Based on the Existing Portfolio’s principal risks, the Existing Portfolio invests in value stocks as part of its investment strategies.  However, it appears that the Existing Portfolio tends to invest in value stock more so than growth stocks.  Indeed, according to Morningstar, as of June 30, 2016, the weighted average of the Existing Portfolio’s assets was invested more heavily in value stocks than growth stocks.  Moreover, the Section 26 Applicants believe that any differences in the investment styles employed by the Portfolios are outweighed by the fact that the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $172.72 million.  As of December 31, 2015, the proposed Substitution will involve approximately $18.93 million of the net assets of the Existing Portfolio’s Initial Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $75.48 million in net assets.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Dreyfus Midcap Stock Portfolio	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(159)
Share Class	Initial Shares	Class I
Management Fee	0.75%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.10%	0.09%
Total Annual Operating Expenses	0.85%	0.64%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.85%	0.64%
Management Fee Breakpoint Schedule	—	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

(159)  “Other Expenses” are estimated for the current fiscal year.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Dreyfus Midcap Stock Portfolio
Initial Shares	(2.29)%	12.18%	7.14%	—
S&P MidCap 400® Index (reflects no deduction for fees, expenses or taxes)	(2.18)%	10.68%	8.18%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class I	—	—	—	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Initial Shares) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 61.                                Fidelity VIP Value Strategies Portfolio (Service Class 2) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Value Strategies Portfolio (Service Class 2)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
Fidelity Management & Research Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in securities of companies that Fidelity Management & Research Company (FMR) believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, or growth potential (stocks of these companies are often called “value” stocks).

Focusing investments in medium-sized companies, but also may invest substantially in larger or smaller companies.

Investing in domestic and foreign issuers.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • “Value” Investing

•                  Derivatives Risk

•                  Equity Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to primarily invest in the equity securities of mid-capitalization companies.  In addition, each Portfolio may invest in domestic and foreign issuers.  The similarity in the Portfolios’ principal investment strategies is further reflected by the fact that they each use the Russell Midcap® Value Index as its benchmark index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio may invest in companies of any size (although the Replacement Portfolio may invest in companies outside of its target market capitalization range).  However, each Portfolio primarily invests in mid-capitalization companies.  Also, the Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $434.75 million.  As of December 31, 2015, the proposed Substitution will involve approximately $4.06 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $96.70 million in net assets.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Value Strategies Portfolio	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(160)
Share Class	Service Class 2	Class II
Management Fee	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.12%	0.09%
Total Annual Operating Expenses	0.92%	0.89%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.92%	0.89%

(160)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352
	860 - 946.2315
	946 - 1,041.2278
	1,041 - 1,145.2241
	1,145 - 1,260.2204
	1,260 - 1,386.2167
	1,386 - 1,525.2130
	1,525 - 1,677.2093
	1,677 - 1,845.2056
	Over 1,845.2019

	Individual Fund Fee Rate 0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Value Strategies Portfolio
Service Class 2	(3.19)%	9.18%	6.26%	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class II	—	—	—	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

Substitution No. 62.                                Goldman Sachs Mid Cap Value Fund (Service Shares) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs Mid Cap Value Fund (Service Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management, L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The Fund seeks long-term capital appreciation.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (“Net Assets”) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment. As of April 1, 2016, the capitalization range of the Russell Midcap® Value Index was between approximately $99.44 million and $106.19 billion. Although the Fund will invest primarily in publicly traded U.S. securities, including real estate investment trusts (“REITS”), it may invest in foreign securities, including securities of issuers in countries with emerging markets or economies (“emerging countries”) and securities quoted in foreign currencies.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

The Portfolio uses a quantitative style of management, in

The Fund’s equity investment process involves: (1) using multiple industry-specific valuation metrics to identify real economic value and company potential in stocks, screened by valuation, profitability and business characteristics; (2) conducting in-depth company research and assessing overall business quality; and (3) buying those securities that a sector portfolio manager recommends, taking into account feedback from the rest of the portfolio management team. The Investment Adviser may decide to sell a position for various reasons, including valuation and price considerations, readjustment of the Investment Adviser’s outlook based on subsequent events, the Investment Adviser’s ongoing assessment of the quality and effectiveness of management, if new investment ideas offer the potential for better risk/reward profiles than existing holdings, or for risk management purposes. In addition, the Investment Adviser may sell a position in order to meet shareholder redemptions.

The Fund may also invest in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment and in fixed income securities, such as government, corporate and bank debt obligations.

The Fund’s benchmark index is the Russell Midcap® Value Index.

combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

Principal Risks	Principal Risks
• Investment Style Risk • Large Shareholder Transactions Risk • Market Risk • Mid-Cap and Small-Cap Risk • REIT Risk • Stock Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to invest at least 80% of its net assets in the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios are identical, as each of the Portfolios utilize the Russell Midcap® Value Index in its selection of securities, and each Portfolio may invest outside of its target market capitalization range.  In addition, each Portfolio may invest in domestic and foreign issuers.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in emerging market securities.  The Section 26 Applicants note, however, that according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets that were invested in non-U.S. companies were invested in emerging markets.  Otherwise, the Portfolios invest primarily in the same asset class, target identical market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $801.00 million.  As of December 31, 2015, the proposed Substitution will involve approximately $82.78 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class II shares will have approximately $96.70 million in net assets.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs Mid Cap Value Fund	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(161)
Share Class	Service Shares	Class II
Management Fee	0.80%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.09%
Total Annual Operating Expenses	1.12%	0.89%
Fee Waiver / Expense Reimbursement	(0.03)%(162)	—
Net Annual Operating Expenses	1.09%	0.89%

(161)  “Other Expenses” are estimated for the current fiscal year.

(162)  The Investment Adviser has agreed to (i) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.054% of the Fund’s average daily net assets and (ii) waive a portion of its management fee in order to achieve an effective net management fee rate of 0.77% as an annual percentage rate of the average daily net assets of the Fund. These arrangements will remain in effect through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Management Fee Breakpoint Schedule	0.80% on the first $2b 0.72% on the next $3b 0.68% on the next $3b 0.67% over $8b	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs Mid Cap Value Fund
Service Shares (Inception: 01/09/2006)	(9.52)%	8.44%	—	6.16%
Russell Midcap® Value Index (reflects no deduction for fees or expenses)	(4.78)%	11.25%	—	7.31%
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class II	—	—	—	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account II	PRD259
Select Separate Account III	PRD261; PRD314
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 63.	Pioneer Mid Cap Value VCT Portfolio (Class I, Class II) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer Mid Cap Value VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class II)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
Capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.	The Portfolio seeks to provide long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in equity securities of mid-size companies. Mid-size companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell Midcap Value Index ($28.52 billion as of December 31, 2015) or the 3-year rolling average of the market capitalization of the largest company within the Russell Midcap Value Index ($29.54 billion as of December 31, 2015), as measured at the end of the preceding month, and are not less than the smallest company within the index. The Russell Midcap Value Index measures the performance of U.S. mid-cap value stocks. The size of the companies in the index changes constantly with market conditions and the composition of the index. The equity securities in which the portfolio principally invests are common stocks, preferred stocks and depositary receipts, but the portfolio may invest in other types of equity securities to a lesser extent, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), warrants and rights. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 25% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio may invest up to 20% of its total assets in debt securities. The portfolio may invest up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), including below investment grade convertible debt securities.

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio uses a “value” style of management. The

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, in a broadly diversified portfolio of equity investments in mid-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers have public stock market capitalizations similar to those of companies constituting the Russell Midcap® Value Index, which as of December 31, 2015 was between $149 million and $28.5 billion. However, the Portfolio may invest in securities outside the Russell Midcap® Value Index capitalization range.

The Portfolio uses a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation. The Portfolio’s investments are selected using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, “Momentum,” “Valuation” and “Profitability.” The Momentum theme seeks to predict drifts in stock prices caused by delayed investor reaction to company-specific information and information about related companies. The Valuation theme attempts to capture potential mispricings of securities, typically by comparing a measure of the company’s intrinsic value to its market value. The Profitability theme seeks to assess whether a company is earning more than its cost of capital. GSAM may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on GSAM’s proprietary research.

The Portfolio maintains risk, style, and capitalization characteristics similar to the Russell Midcap® Value Index. The Portfolio seeks to maximize its expected return while maintaining these and other characteristics similar to the benchmark.

The Portfolio may also use derivatives, including futures, to manage cash flows into or out of the Portfolio effectively.

The Portfolio’s benchmark index is the Russell Midcap® Value Index. The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

adviser seeks to identify securities that are selling at reasonable prices or at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser focuses on the quality and price of individual issuers and securities. The adviser generally sells a portfolio security when it believes that the security’s market value reflects its underlying value.

Principal Risks	Principal Risks

•                  Market Risk

•                  Mid-Size Companies Risk

•                  Value Style Risk

•                  Portfolio Selection Risk

•                  Risks of Non-U.S. Investments

•                  Risks of Initial Public Offerings

•                  Risks of Investment in Other Funds

•                  Risks of Investments in Real Estate Related Securities

•                  Risks of Warrants and Rights

•                  Risks of Convertible Securities

•                  Preferred Stocks Risk

•                  Debt Securities Risk

•                  Market Segment Risk

•                  Derivatives Risk

•                  Leveraging Risk

•                  Portfolio Turnover Risk

•                  Valuation Risk

•                  Liquidity Risk

•                  Expense Risk

•                  Derivatives Risk

•                  Equity Risk

•                  Investment Style Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Mid Cap Risk

•                  Quantitative Investing Risk

•                  Portfolio Turnover Rate Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by utilizing value investment styles to invest at least 80% of its assets in the equity securities of mid-capitalization companies.  Notably, the market capitalizations targeted by the Portfolios are substantially similar, as each Portfolio utilizes the Russell Midcap® Value Index to identify potential portfolio companies. In addition, each Portfolio invests in domestic and foreign issuers.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in debt securities, including junk bonds, as part of its principal investment strategies.  The Section 26 Applicants note, however, that according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets were invested in fixed income securities, indicating that the Existing Portfolio invests little, if any, of its assets in debt securities.  Only the

Existing Portfolio may invest in emerging market securities as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, 0% of the Existing Portfolio’s assets that were invested in non-U.S. companies were invested in emerging markets.  Also, only the Existing Portfolio includes investments in REITs as part of its principal investment strategies.  This difference is mitigated by the fact that that the Replacement Portfolio also has the flexibility to invest in REITs.  Also, according to the Existing Portfolio’s schedule of investments as of June 30, 2016, the Existing Portfolio only invested approximately 14.5% of its assets in REITs.(163)  The Existing Portfolio utilizes fundamental investment processes to select securities while the Replacement Portfolio utilizes a combination of quantitative investment processes and a fundamental overlay.  Nonetheless, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $345.19 million.  As of December 31, 2015, the proposed Substitution will involve approximately $20.56 million of the net assets of the Existing Portfolio’s Class I shares and $1.50 million of the net assets of the Existing Portfolio’s Class II shares, totaling $22.06 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $75.48 million and $96.70 million in net assets, respectively.  The Replacement Portfolio will have approximately $172.18 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Mid Cap Value VCT Portfolio	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio(164)
Share Class	Class I	Class I
Management Fee	0.65%	0.55%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.06%	0.09%
Total Annual Operating Expenses	0.71%	0.64%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.71%	0.64%

(163)  See Pioneer Variable Contracts Trust (File No. 811-08786), Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (Aug. 26, 2016).

(164)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule	—	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Class II	Class II
Management Fee	0.65%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.06%	0.09%
Total Annual Operating Expenses	0.96%	0.89%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.96%	0.89%
Management Fee Breakpoint Schedule	—	0.55% of the first $250m 0.53% of the next $250m 0.51% of the next $500m 0.48% over $1b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer Mid Cap Value VCT Portfolio
Class I	(6.14)%	8.56%	5.86%	9.41%
Class II (Inception: 03/01/1995)	(6.35)%	8.29%	5.59%	9.13%
Russell Midcap® Value Index (reflects no deduction for fees, expenses or taxes)	(4.78)%	11.25%	7.61%	11.27%
Replacement Portfolio — Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	(4.78)%	11.25%	7.61%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class I) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class II) replaced by Replacement Portfolio (Class II)
VA-K Separate Account		PRD246; PRD285; PRD246b
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 64.	Deutsche High Income VIP (Class A) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche High Income VIP (Class A)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to provide a high level of current income.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund generally invests at least 65% of net assets, plus the amount of any borrowings for investment purposes, in junk bonds, which are those rated below the fourth highest credit rating category (that is, grade BB/Ba and below). The fund may invest up to 50% of total assets in bonds denominated in US dollars or foreign currencies from foreign issuers, including issuers in emerging markets. The fund invests in securities of varying maturities and intends to maintain a dollar-weighted effective average portfolio maturity that will not exceed ten years. Subject to its portfolio maturity policy, the fund may purchase individual securities with any stated maturity. Because the fund may invest in fixed income securities of varying maturities, the fund’s dollar-weighted average effective portfolio maturity will vary. As of December 31, 2015, the fund had a dollar-weighted average effective portfolio maturity of 6.13 years.

MANAGEMENT PROCESS. Portfolio management focuses on cash flow and total return analysis, and broad diversification among countries, sectors, industries and individual issuers and maturities. Portfolio management uses an active process that emphasizes relative value in a global environment, managing on a total return basis, and using intensive research to identify stable to improving credit situations that may provide yield compensation for the risk of investing in junk bonds.

The investment process involves a bottom-up approach, where relative value and fundamental analysis are used to select the best securities within each industry, and a top-down approach to assess the overall risk and return in the market and which considers macro trends in the economy. To select securities or investments, portfolio management:

•                  analyzes economic conditions for improving or undervalued sectors and industries;

•                  uses independent credit research to evaluate individual issuers’ debt service, growth rate, and both downgrade and upgrade potential;

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Portfolio seeks to invest at least 80% of its assets in high yield bonds and investments linked to high yield bonds. The high yield securities (commonly called “junk bonds”) acquired by the Portfolio will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Sub-Adviser to be of similar quality. Split rated bonds will be considered to have the higher credit rating. The Portfolio may also invest in convertible and preferred securities. Convertible debt securities will be counted toward the Portfolio’s 80% policy to the extent they have characteristics similar to the securities included within that policy.

To add additional diversification, the Sub-Adviser can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities. The Portfolio may invest in securities of any rating, and may invest up to 10% of its assets (measured at the time of investment) in distressed securities that are in default or the issuers of which are in bankruptcy.

The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers. The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, and U.S. Treasuries, To-Be Announced (TBA) Securities and cash equivalents, including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by

•                  assesses new offerings versus secondary market opportunities; and

•                  seeks issuers within attractive industry sectors and with strong long-term fundamentals and improving credits.

DERIVATIVES. Portfolio management generally may use credit default swaps, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) to seek to increase the fund’s income, to gain exposure to a bond issuer’s credit quality characteristics without directly investing in the bond, or to hedge the risk of default on bonds held in the fund’s portfolio. In addition, portfolio management generally may use forward currency contracts to hedge exposure to changes in foreign currency exchange rates on foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

the Sub-Adviser.

The Portfolio’s benchmark index is the BofA Merrill Lynch U.S. High Yield Master II Index. The BofA Merrill Lynch U.S. High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,300 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities.

Principal Risks	Principal Risks

•                  Credit Risk

•                  High-Yield Debt Securities Risk

•                  Interest Rate Risk

•                  Prepayment and Extension Risk

•                  Foreign Investment Risk

•                  Emerging Markets Risk

•                  Security Selection Risk

•                  Market Risk

•                  Derivatives Risk

•                  Counterparty Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  Securities Lending Risk

•                  Operational and Technology Risk

•                  Bank Loan Risk

•                  Collateralized Bond Obligation Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Distressed Securities Risk

•                  Fixed Income Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mezzanine Securities Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Prepayment Risk

•                  Repurchase and Reverse Repurchase Agreements Risk

•                  Settlement Risk

•                  To Be Announced (TBA) Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The Existing Portfolio’s investment objective (high level of current income) is consistent with the Replacement Portfolio’s investment objective (total return).  Each of the Existing Portfolio and Replacement Portfolio seeks to achieve its investment objective by investing a significant percentage of its assets (at least 65% of net assets and 80% of total assets, respectively) in high-yield bonds or “junk” bonds.  Each Portfolio may invest in domestic and foreign issuers.  The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the BofA Merrill Lynch High Yield Master II Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  While the Replacement Portfolio may invest in foreign issuers, the Existing Portfolio may invest up to 50% of its total assets in foreign issuers.  The Section 26 Applicants note, however, that according to Morningstar, as of June 30, 2016, 79.67% of the Existing Portfolio’s fixed income assets were invested in U.S. issuers, indicating that the Existing Portfolio does not invest heavily in foreign issuers.  Also, the Replacement Portfolio identifies more fixed income securities under its principal investment strategies than the Existing Portfolio.  Nonetheless, the Existing Portfolio’s assets are invested, and the Existing Portfolio has the flexibility to invest, in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The fixed income securities in which the Replacement Portfolio may invest include corporate bonds, securitized investments (including mortgage-backed securities, asset-backed securities, and collateralized loan obligations), bank loans, and government securities, as well as cash and cash equivalents, preferred stocks, and convertible securities (including mezzanine investments, which are structured similarly to preferred stocks or convertible securities).  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 94.79% of its assets in fixed income securities, 2.91% of its assets in cash, 0.09% of its assets in stocks, and 2.26% of its assets in other investments.  Of the Existing Portfolio’s assets invested in fixed income securities, 2.10% was invested in convertible securities, 92.55% was invested in corporate bonds, 0.37% was invested in government securities, 2.12% was invested in swaps, and 2.86% was invested in cash equivalents.  Moreover, of the Existing Portfolio’s assets invested in fixed income securities, only 6.00% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Also, like the Replacement Portfolio, the Existing Portfolio has the flexibility to invest in bank loans, securitized investments, and preferred stocks.(165)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(165)  See Deutsche Variable Series II (File Nos. 811-05002; 033-11802), Definitive Materials pursuant to Rule 497 under the 1933 Act (Form N-1A) (May 3, 2016).

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $104.15 million.  As of December 31, 2015, the proposed Substitution will involve approximately $29.22 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $91.91 million in net assets.  The Replacement Portfolio will have approximately $93.65 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche High Income VIP	Global Atlantic BlackRock High Yield Portfolio(166)
Share Class	Class A	Class I
Management Fee	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.25%	0.09%
Total Annual Operating Expenses	0.75%	0.59%
Fee Waiver / Expense Reimbursement	(0.03)%(167)	—
Net Annual Operating Expenses	0.72%	0.59%
Management Fee Breakpoint Schedule	First $250m - 0.500% Next $750m - 0.470% Next $1.5b - 0.450% Next $2.5b - 0.430% Next $2.5b - 0.400% Next $2.5b - 0.380% Next $2.5b - 0.360% Thereafter - 0.340%	0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche High Income VIP
Class A	(4.44)%	4.54%	5.39%	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.61)%	4.84%	6.82%	—
Credit Suisse High Yield Index (reflects no deduction for fees, expenses or taxes)	(4.93)%	4.73%	6.55%	—
Replacement Portfolio — Global Atlantic BlackRock High Yield Portfolio
Class I	—	—	—	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	8.16%	—

(166)  “Other Expenses” are estimated for the current fiscal year.

(167)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) at a ratio no higher than 0.72% for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 65.	Delaware VIP High Yield Series (Standard Class) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Delaware VIP High Yield Series (Standard Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Adviser	Investment Adviser
Delaware Management Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Delaware VIP High Yield Series seeks total return and, as a secondary objective, high current income.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, the Series will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in corporate bonds rated at the time of purchase lower than BBB- by Standard & Poor’s Financial Services LLC (S&P) and lower than Baa3 by Moody’s Investors Service, Inc. (Moody’s), or similarly rated by another nationally recognized statistical rating organization (NRSRO) (80% policy). These are commonly known as high yield bonds or “junk bonds” and involve greater risks than investment grade bonds. The Series may also invest in unrated bonds that the Series’ investment manager, Delaware Management Company (Manager), judges to be of comparable quality. Unrated bonds may be more speculative in nature than rated bonds. The Series may also invest in U.S. and foreign government securities and corporate bonds of foreign issuers. The Series may invest up to 40% of its net assets in foreign securities; however, the Series’ total non-U.S.-dollar currency exposure will be limited, in the aggregate, to no more than 25% of the Series’ net assets, and investments in emerging market securities will be limited to 20% of the Series’ net assets. In selecting bonds for the portfolio, the Manager evaluates the income provided by the bond and the bond’s appreciation potential as well as the issuer’s ability to make income and principal payments.

The Series’ 80% policy is nonfundamental and may be changed without shareholder approval. Series shareholders would be given at least 60 days’ notice prior to any such change.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Portfolio seeks to invest at least 80% of its assets in high yield bonds and investments linked to high yield bonds. The high yield securities (commonly called “junk bonds”) acquired by the Portfolio will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Sub-Adviser to be of similar quality. Split rated bonds will be considered to have the higher credit rating. The Portfolio may also invest in convertible and preferred securities. Convertible debt securities will be counted toward the Portfolio’s 80% policy to the extent they have characteristics similar to the securities included within that policy.

To add additional diversification, the Sub-Adviser can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities. The Portfolio may invest in securities of any rating, and may invest up to 10% of its assets (measured at the time of investment) in distressed securities that are in default or the issuers of which are in bankruptcy.

The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers. The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, and U.S. Treasuries, To-Be Announced (TBA) Securities and cash equivalents, including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio’s benchmark index is the BofA Merrill Lynch U.S. High Yield Master II Index. The BofA Merrill Lynch U.S. High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,300 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities.

Principal Risks	Principal Risks

•                  Market Risk

•                  Interest Rate Risk

•                  Credit Risk

•                  High Yield (Junk Bond) Risk

•                  Derivatives Risk

•                  Counterparty Risk

•                  Foreign Risk

•                  Loans and Other Indebtedness Risk

•                  Liquidity Risk

•                  Valuation Risk

•                  Redemption Risk

•                  Government and Regulatory Risk

•                  Bank Loan Risk

•                  Collateralized Bond Obligation Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Distressed Securities Risk

•                  Fixed Income Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mezzanine Securities Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Prepayment Risk

•                  Repurchase and Reverse Repurchase Agreements Risk

•                  Settlement Risk

•                  To Be Announced (TBA) Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  Each Portfolio’s investment objective includes total return.  Each of the Existing Portfolio and Replacement Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in high-yield bonds or “junk” bonds.  Each Portfolio may invest in domestic and foreign issuers.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  While the Replacement Portfolio may invest in foreign issuers, the Existing Portfolio may invest up to 40% of its total assets in foreign issuers.  The Section 26 Applicants note, however, that according to Morningstar, as of June 30, 2016, 71.72%% of the Existing Portfolio’s assets were invested in U.S. issuers, indicating that the Existing Portfolio does not invest heavily in foreign issuers.  Also, the Replacement Portfolio identifies more fixed income securities under its principal investment strategies than the Existing Portfolio.  Nonetheless, the Existing Portfolio’s assets are invested, and the Existing Portfolio has the flexibility to invest, in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The fixed income securities in which the Replacement Portfolio may invest include corporate bonds, securitized investments (including mortgage-backed securities, asset-backed securities, and collateralized loan obligations), bank loans, and government securities, as well as cash and cash equivalents, preferred stocks, and convertible securities (including mezzanine investments, which are structured similarly to preferred stocks or convertible securities).  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 93.19% of its assets in fixed income securities, 2.48% of its assets in cash, 0% of its assets in stocks, and 4.33% of its assets in other investments.  Of the Existing Portfolio’s assets invested in fixed income securities, 5.16% was invested in bank loans, 1.14% was invested in convertible securities, 89.78% was invested in corporate bonds, 1.40% was invested in government securities, and 2.52% was invested in cash equivalents.  Moreover, of the Existing Portfolio’s assets invested in fixed income securities, only 8.92% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Also, like the Replacement Portfolio, the Existing Portfolio has the flexibility to invest in securitized investments and preferred stocks.(168)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $274.60 million.  As of December 31, 2015, the proposed Substitution will involve approximately $3.80 million of the net assets of the Existing Portfolio’s Standard Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $91.91 million in net assets.  The Replacement Portfolio will have approximately $93.65 million in total net assets.

(168)  See Delaware VIP Trust (File Nos. 811-05162; 033-05162), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 29, 2016).

	Existing Portfolio	Replacement Portfolio
	Delaware VIP High Yield Series	Global Atlantic BlackRock High Yield Portfolio(169)
Share Class	Standard Class	Class I
Management Fee	0.65%	0.50%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.10%	0.09%
Total Annual Operating Expenses	0.75%	0.59%
Fee Waiver / Expense Reimbursement	(0.01)%(170)	—
Net Annual Operating Expenses	0.74%	0.59%
Management Fee Breakpoint Schedule	0.65% on the first $500m 0.60% on the next $500m 0.55% on the next $1.5b 0.50% in excess of $2.5b	0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Delaware VIP High Yield Series
Standard Class	(6.60)%	4.18%	6.33%	—
BofA Merrill Lynch U.S. High Yield Constrained Index (reflects no deduction for fees, expenses, or taxes)	(4.61)%	4.84%	6.81%	—
Replacement Portfolio — Global Atlantic BlackRock High Yield Portfolio
Class I	—	—	—	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

(169)  “Other Expenses” are estimated for the current fiscal year.

(170)  The Series’ investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent annual series operating expenses from exceeding 0.74% of the Series’ average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may only be terminated by agreement of the Manager and the Series.

Substitution No. 66.	Fidelity VIP High Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP High Income Portfolio (Initial Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Fidelity VIP High Income Portfolio (Service Class 2)	Global Atlantic BlackRock High Yield Portfolio (Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
Fidelity Management & Research Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks a high level of current income, while also considering growth of capital.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

Potentially investing in non-income producing securities, including defaulted securities and common stocks.

Investing in companies in troubled or uncertain financial condition.

Investing in domestic and foreign issuers.

Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Portfolio seeks to invest at least 80% of its assets in high yield bonds and investments linked to high yield bonds. The high yield securities (commonly called “junk bonds”) acquired by the Portfolio will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Sub-Adviser to be of similar quality. Split rated bonds will be considered to have the higher credit rating. The Portfolio may also invest in convertible and preferred securities. Convertible debt securities will be counted toward the Portfolio’s 80% policy to the extent they have characteristics similar to the securities included within that policy.

To add additional diversification, the Sub-Adviser can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities. The Portfolio may invest in securities of any rating, and may invest up to 10% of its assets (measured at the time of investment) in distressed securities that are in default or the issuers of which are in bankruptcy.

The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers. The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, and U.S. Treasuries, To-Be Announced (TBA) Securities and cash equivalents, including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio’s benchmark index is the BofA Merrill Lynch U.S. High Yield Master II Index. The BofA Merrill Lynch U.S. High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,300 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities.

Principal Risks	Principal Risks
• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes

•                  Bank Loan Risk

•                  Collateralized Bond Obligation Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Distressed Securities Risk

•                  Fixed Income Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mezzanine Securities Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Prepayment Risk

•                  Repurchase and Reverse Repurchase Agreements Risk

•                  Settlement Risk

•                  To Be Announced (TBA) Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The Existing Portfolio’s investment objectives (high level of current income and growth of capital) are consistent with the Replacement Portfolio’s investment objective (total return).  The Section 26 Applicants believe that the Replacement Portfolio’s investment objective of total return is consistent with the Existing Portfolio’s investment objectives, as the Replacement Portfolio seeks both current income and growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in below-investment grade fixed income securities or “junk” bonds.  Each Portfolio may invest in domestic and foreign issuers.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Replacement Portfolio identifies more fixed income securities under its principal investment strategies than the Existing Portfolio.  Nonetheless, the Existing Portfolio’s assets are invested, and the Existing Portfolio has the flexibility to invest, in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The fixed income securities in which the Replacement Portfolio may invest include corporate bonds, securitized investments (including mortgage-backed securities, asset-backed securities, and collateralized loan obligations), bank loans, and government securities, as well as cash and cash equivalents, preferred stocks, and convertible securities (including mezzanine investments, which are structured similarly to preferred stocks or convertible securities).  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 94.87% of its assets in fixed income securities, 2.64% of its assets in cash, 0% of its assets in stocks, and 2.48% of its assets in other investments.  Of the Existing Portfolio’s assets invested in fixed income securities, 1.00% was invested in asset-backed securities, 7.54% was invested in bank loans, 0.07% was invested in convertible securities, 86.89% was invested in corporate bonds, 1.46% was invested in government securities, 0.40% was invested in preferred stock, and 2.64% was invested in cash or cash equivalents.  Moreover, of the Existing Portfolio’s assets invested in fixed income securities, approximately 7.62% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Also, like the Replacement Portfolio, the Existing Portfolio has the flexibility to invest in other securitized investments.(171)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.07 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $50.69 million of the net assets of the Existing Portfolio’s Initial Class shares and $1.74 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $52.43 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $91.91 million and $1.74 million in net assets, respectively.  The Replacement Portfolio will have approximately $93.65 million in total net assets.

(171)  See Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 15, 2016).

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP High Income Portfolio		Global Atlantic BlackRock High Yield Portfolio(172)
Share Class	Initial Class		Class I
Management Fee	0.56%		0.50%
Distribution and/or Service Fees (12b-1 fees)	—		—
Other Expenses	0.12%		0.09%
Total Annual Operating Expenses	0.68%		0.59%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.68%		0.59%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.3700%
	3 - 6.3400
	6 - 9.3100
	9 - 12.2800
	12 - 15.2500
	15 - 18.2200
	18 - 21.2000
	21 - 24.1900
	24 - 30.1800
	30 - 36.1750
	36 - 42.1700
	42 - 48.1650
	48 - 66.1600
	66 - 84.1550
	84 - 120.1500
	120 - 156.1450
	156- 192.1400
	192 - 228.1350
	228 - 264.1300
	264 - 300.1275
	300 - 336.1250
	336 - 372.1225
	372 - 408.1200
	408 - 444.1175
	444 - 480.1150
	480 - 516.1125
	516- 587.1100
	587 - 646.1080
	646 - 711.1060
	711 - 782.1040
	782 - 860.1020
	860 - 946.1000
	946 - 1,041.0980

(172)  “Other Expenses” are estimated for the current fiscal year.

1,041 - 1,145.0960
1,145 - 1,260.0940
1,260 - 1,386.0920
1,386 - 1,525.0900
1,525 - 1,677.0880
1,677 - 1,845.0860
Over 1,845.0840

Individual Fund Fee Rate
0.4500%

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Share Class	Service Class 2		Class II
Management Fee	0.56%		0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.25%
Other Expenses	0.12%		0.09%
Total Annual Operating Expenses	0.93%		0.84%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.93%		0.84%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.3700%
	3 - 6.3400
	6 - 9.3100
	9 - 12.2800
	12 - 15.2500
	15 - 18.2200
	18 - 21.2000
	21 - 24.1900
	24 - 30.1800
	30 - 36.1750
	36 - 42.1700
	42 - 48.1650
	48 - 66.1600
	66 - 84.1550
	84 - 120.1500
	120 - 156.1450
	156- 192.1400
	192 - 228.1350
	228 - 264.1300
	264 - 300.1275
	300 - 336.1250
	336 - 372.1225
	372 - 408.1200
	408 - 444.1175
	444 - 480.1150
	480 - 516.1125
	516- 587.1100

587 - 646.1080
646 - 711.1060
711 - 782.1040
782 - 860.1020
860 - 946.1000
946 - 1,041.0980
1,041 - 1,145.0960
1,145 - 1,260.0940
1,260 - 1,386.0920
1,386 - 1,525.0900
1,525 - 1,677.0880
1,677 - 1,845.0860
Over 1,845.0840

Individual Fund Fee Rate
0.4500%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP High Income Portfolio
Initial Class	(3.63)%	4.18%	5.60%	—
Service Class 2	(3.87)%	3.92%	5.35%	—
The BofA Merrill Lynch SM US High Yield Constrained Index (reflects no deduction for fees, expenses, or taxes)	(4.61)%	4.84%	6.82%	—
Replacement Portfolio — Global Atlantic BlackRock High Yield Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class II)
Select Separate Account	PRD234; PRD235; PRD236	PRD233
Select Separate Account II	PRD259
Select Separate Account III	PRD261
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 67.	Invesco V.I. High Yield Fund (Series I) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. High Yield Fund (Series I)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The Fund’s investment objective is total return, comprised of current income and capital appreciation.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities that are determined to be below investment grade quality and in derivatives and other instruments that have economic characteristics similar to such securities. These types of securities are commonly referred to as junk bonds. Investment grade securities are: (i) securities rated BBB- or higher by Standard & Poor’s Rating Services (S&P) or Baa3 or higher by Moody’s Investors Service, Inc. (Moody’s) or an equivalent rating by another nationally recognized statistical rating organization (NRSRO), (ii) securities with comparable short-term NRSRO ratings, or (iii) unrated securities determined by Invesco Advisers, Inc. (Invesco or the Adviser) to be of comparable quality, each at the time of purchase.

The Fund will principally invest in junk bonds rated B or above by an NRSRO or, if unrated, deemed to be of comparable quality by the Adviser.

The Fund may invest in preferred stocks and convertible securities, which are securities that generally pay interest and may be converted into common stock.

The Fund may invest up to 25% of its net assets in foreign securities. In regard to foreign security holdings, up to 15% of the Fund’s net assets may be in securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles. The Fund may also invest in securities not considered foreign securities that carry foreign credit exposure.

The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). The Fund may invest up to 15% of its net assets in illiquid or thinly traded securities. The Fund also may invest in securities that are

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Portfolio seeks to invest at least 80% of its assets in high yield bonds and investments linked to high yield bonds. The high yield securities (commonly called “junk bonds”) acquired by the Portfolio will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Sub-Adviser to be of similar quality. Split rated bonds will be considered to have the higher credit rating. The Portfolio may also invest in convertible and preferred securities. Convertible debt securities will be counted toward the Portfolio’s 80% policy to the extent they have characteristics similar to the securities included within that policy.

To add additional diversification, the Sub-Adviser can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities. The Portfolio may invest in securities of any rating, and may invest up to 10% of its assets (measured at the time of investment) in distressed securities that are in default or the issuers of which are in bankruptcy.

The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers. The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, and U.S. Treasuries, To-Be Announced (TBA) Securities and cash equivalents, including, without limitation, commercial paper, subject to resale restrictions such as those contained in Rule 144A promulgated under the Securities Act of 1933, as amended. The Fund may also purchase municipal securities. The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.

The Fund can invest in derivative instruments, including swap contracts, options, futures contracts and forward foreign currency contracts.

The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Fund can also use swap contracts, including credit default swaps, to gain or reduce exposure to an asset class or a particular issue. The Fund can further use swap contracts, including credit default index swaps, to hedge credit risk or take a position on a basket of credit entities and to gain or reduce exposure to an asset class or a particular issue; and use total return swaps to gain exposure to a reference asset.

The Fund can use options, including credit default swap options, to gain the right to enter into a credit default swap at a specified future date. The Fund can further use swaptions (options on swaps) to manage interest rate risk; currency options to manage currency exposure; and options on bond or rate futures to manage interest rate exposure.

The Fund can use futures contracts, including interest rate futures, to increase or reduce its exposure to interest rate changes. The Fund can also use currency futures contracts and/or forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for the Fund’s portfolio, the Adviser focuses on securities that it believes have favorable prospects for high current income and the possibility of growth of capital. The Adviser conducts a bottom-up fundamental analysis of an issuer before its securities are purchased by the Fund. The fundamental analysis involves an evaluation by a team of credit analysts of an issuer’s financial statements in order to assess its financial condition. The credit analysts also assess the ability of an issuer to reduce its leverage (i.e., the amount of borrowed debt).

The bottom-up fundamental analysis is supplemented by an ongoing review of the securities’ relative value compared with other junk bonds, and a top-down analysis of sector and macro-economic trends, such as changes in interest rates.

The portfolio managers attempt to control the Fund’s risk by limiting the portfolio’s assets that are invested in any one security, and by diversifying the portfolio’s holdings over a number of different industries. Although the Fund is actively repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio’s benchmark index is the BofA Merrill Lynch U.S. High Yield Master II Index. The BofA Merrill Lynch U.S. High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,300 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities.

managed, it is reviewed regularly against its style specific benchmark index (the Barclays U.S. Corporate High Yield 2% Issuer Cap Index) and its peer group index (the Lipper VUF High Current Yield Bond Funds Classification Average) to assess the portfolio’s relative risk and its positioning.

Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (such as duration, yield, curve positioning and sector exposure), a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.

Principal Risks	Principal Risks

•                  Changing Fixed Income Market Conditions Risk

•                  Collateralized Loan Obligations Risk

•                  Convertible Securities Risk

•                  Debt Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Securities Risk

•                  Foreign Securities Risk

•                  High Yield Debt Securities (Junk Bond) Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risk

•                  Municipal Securities Risk

•                  Preferred Securities Risk

•                  Zero Coupon or Pay-In-Kind Securities Risk

•                  Bank Loan Risk

•                  Collateralized Bond Obligation Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Distressed Securities Risk

•                  Fixed Income Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mezzanine Securities Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Prepayment Risk

•                  Repurchase and Reverse Repurchase Agreements Risk

•                  Settlement Risk

•                  To Be Announced (TBA) Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is total return.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in below-investment grade fixed income securities or “junk” bonds.  Each of the Portfolios may invest in corporate bonds and securitized investments (including mortgage-backed and asset-backed securities), as well as cash and cash equivalents.  Also, each Portfolio may invest in domestic and foreign issuers.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  With respect to their investments in foreign securities, only the Existing Portfolio may invest in emerging markets as part of its principal investment strategies.  However, according to Morningstar, as of June 30, 2016, only 0.89% of the Existing Portfolio’s fixed income assets were invested in emerging markets.  Otherwise, the Existing Portfolio’s assets are invested, and the Existing Portfolio has the flexibility to invest, in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The fixed income securities in which the Replacement Portfolio may invest include corporate bonds, securitized investments (including mortgage-backed securities, asset-backed securities, and collateralized loan obligations), bank loans, and government securities, as well as cash and cash equivalents, preferred stocks, and convertible securities (including mezzanine investments, which are structured similarly to preferred stocks or convertible securities).  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 97.42% of its assets in fixed income securities, 0.71% of its assets in cash, 0.03% of its assets in stocks, and 1.84% of its assets in other investments.  Of the Existing Portfolio’s assets invested in fixed income securities, 1.47% was invested in convertible securities, 97.24% was invested in corporate bonds, 0.56% was invested in government securities, and 0.73% was invested in cash equivalents. Moreover, of the Existing Portfolio’s assets invested in fixed income securities, only 2.61% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Also, like the Replacement Portfolio, the Existing Portfolio has the flexibility to invest in bank loans, securitized investments, and preferred stocks.(173)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $144.43 million.  As of December 31, 2015, the proposed Substitution will involve approximately $0.99 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $91.91 million in net assets.  The Replacement Portfolio will have approximately $93.65 million in total net assets.

(173)  See AIM Variable Insurance Funds (Invesco Variable Insurance Funds)  (File Nos. 811-0452; 033-57340), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 26, 2016).

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. High Yield Fund	Global Atlantic BlackRock High Yield Portfolio(174)
Share Class	Series I	Class I
Management Fee	0.63%	0.50%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.40%	0.09%
Total Annual Operating Expenses	1.03%	0.59%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	1.03%	0.59%
Management Fee Breakpoint Schedule	0.625% of the first $200m 0.55% of the next $300m 0.50% of the next $500m 0.45% of the excess over $1b	0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Invesco V.I. High Yield Fund
Series I	(3.17)%	4.51%	6.07%	—
Barclays U.S. Aggregate Index (reflects no deduction for fees, expenses or taxes)	0.55%	3.25%	4.51%	—
Barclays U.S. Corporate High Yield 2% Issuer Cap Index (reflects no deduction for fees, expenses or taxes).	(4.43)%	5.03%	6.95%	—
Lipper VUF High Current Yield Bond Funds Classification Average	(3.29)%	4.32%	5.68%	—
Replacement Portfolio — Global Atlantic BlackRock High Yield Portfolio
Class I	—	—	—	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Series I) replaced by Replacement Portfolio (Class I)
Group VEL Separate Account	PRD315
VA-K Separate Account	PRD246; PRD285; PRD246b

(174)  “Other Expenses” are estimated for the current fiscal year.

Substitution No. 68.	Pioneer High Yield VCT Portfolio (Class I, Class II) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer High Yield VCT Portfolio (Class I, Class II)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Maximize total return through a combination of income and capital appreciation.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks. Derivative instruments that provide exposure to such high yield debt securities and preferred stock or have similar economic characteristics may be used to satisfy the portfolio’s 80% policy. Debt securities rated below investment grade are commonly referred to as “junk bonds” and are considered speculative. The portfolio may invest in high yield securities of any rating, including securities where the issuer is in default or bankruptcy at the time of purchase.

The portfolio invests in securities with a broad range of maturities. The portfolio’s investments may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, floating rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The portfolio’s investments may include instruments that allow for balloon payments or negative amortization payments.

The portfolio may invest in investment grade and below investment grade convertible bonds and preferred stocks that are convertible into the equity securities of the issuer.

The portfolio may invest up to 20% of its net assets in inverse floating rate obligations (a type of derivative instrument).

The portfolio may invest up to 20% of its net assets in common stock and other equity investments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, depositary receipts, warrants, rights and equity interests in real estate investment trusts (REITs).

The portfolio may invest up to 15% of its total assets in securities of non-U.S. issuers.

The portfolio may invest a portion of its assets in mortgage-related securities, including “sub-prime” mortgages, and

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Portfolio seeks to invest at least 80% of its assets in high yield bonds and investments linked to high yield bonds. The high yield securities (commonly called “junk bonds”) acquired by the Portfolio will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Sub-Adviser to be of similar quality. Split rated bonds will be considered to have the higher credit rating. The Portfolio may also invest in convertible and preferred securities. Convertible debt securities will be counted toward the Portfolio’s 80% policy to the extent they have characteristics similar to the securities included within that policy.

To add additional diversification, the Sub-Adviser can invest in a wide range of securities including corporate bonds, mezzanine investments, collateralized bond obligations, bank loans and mortgage-backed and asset-backed securities. The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities. The Portfolio may invest in securities of any rating, and may invest up to 10% of its assets (measured at the time of investment) in distressed securities that are in default or the issuers of which are in bankruptcy.

The Portfolio may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers. The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, and U.S. Treasuries, To-Be Announced (TBA) Securities and cash equivalents, including, without limitation, commercial paper, asset-backed securities. The portfolio also may invest a portion of its assets in subordinated debt securities, event-linked bonds and other insurance-linked securities.

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such as credit default swaps and bond and interest rate futures, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select investments to buy and sell. The adviser seeks to identify securities that are selling at reasonable prices or substantial discounts to their underlying values and then holds these securities for their incremental yields or until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations. The adviser also considers a security’s potential to provide income.

repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio’s benchmark index is the BofA Merrill Lynch U.S. High Yield Master II Index. The BofA Merrill Lynch U.S. High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,300 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities.

Principal Risks	Principal Risks

•                  Market Risk

•                  High Yield or “Junk” Bond Risk

•                  Interest Rate Risk

•                  Credit Risk

•                  Prepayment or Call Risk

•                  Extension Risk

•                  Liquidity Risk

•                  Portfolio Selection Risk

•                  Mortgage-Related and Asset-Backed Securities Risk

•                  Risks of Instruments that Allow for Balloon Payments or Negative Amortization Payments

•                  Risks of Investing in Floating Rate Loans

•                  Risks of Investing in Insurance-Linked Securities

•                  Risks of Subordinated Securities

•                  Risks of Zero Coupon Bonds, Payment In Kind, Deferred and Contingent Payment Securities

•                  Risks of Non-U.S. Investments

•                  Equity Securities Risk

•                  Risks of Convertible Securities

•                  Preferred Stocks Risk

•                  Risks of Investment in Other Funds

•                  Derivatives Risk

•                  Bank Loan Risk

•                  Collateralized Bond Obligation Risk

•                  Convertible Securities Risk

•                  Depositary Receipts Risk

•                  Derivatives Risk

•                  Distressed Securities Risk

•                  Fixed Income Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mezzanine Securities Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Prepayment Risk

•                  Repurchase and Reverse Repurchase Agreements Risk

•                  Settlement Risk

•                  Credit Default Swap Risk

•                  Risks of Investing in Inverse Floating Rate Obligations

•                  Forward Foreign Currency Transactions Risk

•                  Leveraging Risk

•                  Repurchase Agreement Risk

•                  Market Segment Risk

•                  Valuation Risk

•                  Expense Risk

• To Be Announced (TBA) Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes total return.  Each of the Existing Portfolio and Replacement Portfolio seeks to achieve its investment objective by investing a significant percentage of the Portfolio’s assets (at least 80% of total assets and at least 80% of net assets, respectively) in below-investment grade fixed income securities.  Among the securities in which the Portfolios may invest, each Portfolio may invest in bonds, mortgage-backed securities, asset-backed securities, equity securities such as preferred stock and convertible securities, and cash and cash equivalents.  Also, each Portfolio may invest in domestic and foreign issuers. Each Portfolio may invest in distressed securities that are in default or the issuers of which are in bankruptcy.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio includes investments and terms of investments under its principal investment strategies that the Replacement Portfolio does not include under its principal investment strategies, such as floating rate obligations, inverse floating rate obligations, zero coupon bonds, contingent deferred bonds, payment in kind features, and auction rate features.  Nonetheless, the Replacement Portfolio has the flexibility to invest a portion of its assets in similar investments, including certain floating rate securities, zero coupon bonds, and deferred interest bonds.  Moreover, the Existing Portfolio’s assets are invested in a manner that compliments the Replacement Portfolio’s investment strategies.  The fixed income securities in which the Replacement Portfolio may invest include corporate bonds, securitized investments (including mortgage-backed securities, asset-backed securities, and collateralized loan obligations), bank loans, and government securities, as well as cash and cash equivalents, preferred stocks, and convertible securities (including mezzanine investments, which are structured similarly to preferred stocks or convertible securities).  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 77.11% of its assets in fixed income securities, 0.92% of its assets in cash, 5.28% of its assets in stocks, and 16.68% of its assets in other investments.  Of the Existing Portfolio’s assets invested in fixed income securities, 2.17% was invested in bank loans, 2.93% was invested in mortgage-backed securities, 9.60% was invested in convertible securities, 82.91% was invested in corporate bonds, 1.35% was invested in government securities, and 1.04% was invested in cash equivalents. Moreover, of the Existing Portfolio’s assets invested in fixed income securities, only 2.07% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Also, like the Replacement Portfolio, the

Existing Portfolio has the flexibility to invest in other securitized investments and preferred stocks.(175)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $56.58 million.  As of December 31, 2015, the proposed Substitution will involve approximately $7.17 million of the net assets of the Existing Portfolio’s Class I shares and $0.05 million of the net assets of the Existing Portfolio’s Class II shares, totaling $7.22 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $91.91 million in net assets.  The Replacement Portfolio will have approximately $93.65 million in total net assets.

	Existing Portfolio		Replacement Portfolio
	Pioneer High Yield VCT Portfolio		Global Atlantic BlackRock High Yield Portfolio(176)
Share Class	Class I	Class II	Class I
Management Fee	0.65%	0.65%	0.50%
Distribution and/or Service Fees (12b-1 fees)	—	0.25%	—
Other Expenses	0.27%	0.28%	0.09%
Total Annual Operating Expenses	0.92%	1.18%	0.59%
Fee Waiver / Expense Reimbursement	—	—	—
Net Annual Operating Expenses	0.92%	1.18%	0.59%
Management Fee Breakpoint Schedule	0.65% up to $1b 0.60% over $1b		0.50% of the first $1b 0.48% of the next $1b 0.46% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer High Yield VCT Portfolio
Class I (Inception: 05/01/2000)	(3.93)%	4.23%	5.63%	7.33%
Class II (Inception: 05/01/2000)	(4.23)%	3.90%	5.31%	7.01%

(175)  See Pioneer Variable Contracts Trust (File No. 811-08786), Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (Aug. 26, 2016).

(176)  “Other Expenses” are estimated for the current fiscal year.

BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	6.81%	6.77%
BofA Merrill Lynch All Convertibles Speculative Quality Index (reflects no deduction for fees, expenses or taxes)	(10.29)%	5.01%	6.41%	4.61%
Replacement Portfolio — Global Atlantic BlackRock High Yield Portfolio
Class I	—	—	—	—
BofA Merrill Lynch High Yield Master II Index (reflects no deduction for fees, expenses or taxes)	(4.64)%	4.84%	8.16%	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Class I) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Class II) replaced by Replacement Portfolio (Class I)
IMO Separate Account		PRD303; PRD260; PRD263
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 69.	Deutsche Bond VIP (Class A) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Bond VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks to maximize total return consistent with preservation of capital and prudent investment management.	The Portfolio seeks to provide total return consisting of capital appreciation and income.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity. The fund invests mainly in US dollar-denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. The fund may also invest significantly in foreign investment grade fixed income securities, non-investment grade securities (high yield or junk bonds) of US and foreign issuers (including issuers in countries with new or emerging securities markets), or, to maintain liquidity, in cash or money market instruments.

The fund may also invest in affiliated mutual funds. The fund may invest up to 5% of net assets in shares of the following funds: Deutsche Enhanced Emerging Markets Fixed Income Fund, which invests primarily in high yield emerging market bonds; Deutsche Floating Rate Fund, which invests primarily in senior loans; and Deutsche High Income Fund, which

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, collateralized loan obligations (limited to no more than 15% of the Portfolio’s net assets), privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Portfolio may also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible securities.

The Portfolio may also engage in forward foreign currency

invests primarily in high yield bonds.

MANAGEMENT PROCESS. In choosing securities, portfolio management uses distinct processes for various types of securities.

US INVESTMENT GRADE SECURITIES. Portfolio management typically:

•                  ranks securities based on portfolio management’s assessment of creditworthiness, cash flow and price

•                  seeks to determine the value of each security by examining the issuer’s credit quality, debt structure, option value and liquidity risks to identify any inefficiencies between this value and market trading price

•                  uses credit analysis in an effort to determine the issuer’s ability to fulfill its contracts

•                  uses a bottom-up approach that subordinates sector weightings to individual securities that portfolio management believes may add above-market value

FOREIGN INVESTMENT GRADE AND EMERGING MARKETS HIGH YIELD SECURITIES. Portfolio management uses a relative value strategy that seeks to identify the most attractive foreign markets, then searches those markets for securities that portfolio management believes offer incremental value over US Treasuries. With emerging market securities, portfolio management also considers short-term factors such as market sentiment, capital flows, and new issue programs.

HIGH YIELD SECURITIES (OTHER THAN EMERGING MARKETS SECURITIES). Portfolio management typically:

•                  analyzes economic conditions for improving or undervalued sectors and industries

•                  uses independent credit research and on-site management visits to evaluate individual issuer’s debt service, growth rate, and both downgrade and upgrade potential

•                  assesses new issues versus secondary market opportunities

•                  seeks issues within attractive industry sectors and with strong long-term fundamentals and improving credit

DERIVATIVES. Portfolio management generally may use futures contracts, options on interest rate swaps, options on interest rate futures contracts, or interest rate swaps, which are types of derivatives (a contract whose value is based on, for example, indices, currencies or securities), for duration management (i.e., reducing or increasing the sensitivity of the fund’s portfolio to interest rate changes) or for non-hedging purposes to seek to enhance potential gains. Portfolio transactions for both hedging and non-hedging purposes. The Portfolio also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Portfolio’s portfolio risks, manage the Portfolio’s duration and/or gain exposure to certain fixed income securities or indices.

The Portfolio’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets measured at the time of purchase (“Total Assets”) and 10% of the Portfolio’s Total Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Portfolio’s Total Assets. In pursuing its investment objective, the Portfolio uses the Barclays U.S. Aggregate Bond Index (the “Index”) as its performance benchmark, but the Portfolio will not attempt to replicate the Index. The Portfolio may, therefore, invest in securities that are not included in the Index.

The Portfolio may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by GSAM to be of comparable credit quality. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

The Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Portfolio (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Portfolio’s benchmark index is the Barclays U.S. Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities.

management may also use (i) option contracts in order to gain exposure to a particular market or security, to seek to increase the fund’s income, or to hedge against changes in a particular market or security, (ii) total return swaps to seek to enhance potential gains by increasing or reducing the fund’s exposure to a particular sector or market or as a substitute for direct investment, or (iii) credit default swaps to seek to increase the fund’s income, to gain exposure to a bond issuer’s credit quality characteristics without directly investing in the bond or to hedge the risk of default on bonds held in the fund’s portfolio. In addition, portfolio management generally may use forward currency contracts (i) to hedge exposure to changes in foreign currency exchange rates on foreign currency denominated portfolio holdings; (ii) to facilitate transactions in foreign currency denominated securities; or (iii) for non-hedging purposes to seek to enhance potential gains.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

ACTIVE TRADING. The fund may trade actively. This could raise transaction costs (thus lowering returns).

Principal Risks	Principal Risks

•                  Interest Rate Risk

•                  Credit Risk

•                  High-Yield Debt Securities Risk

•                  Prepayment and Extension Risk

•                  Senior Loans Risk

•                  Foreign Investment Risk

•                  Emerging Markets Risk

•                  Derivatives Risk

•                  Security Selection Risk

•                  Market Risk

•                  Counterparty Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  Securities Lending Risk

•                  Active Trading Risk

•                  Operational and Technology Risk

•                  Collateralized Loan Obligation Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Sovereign Debt Risk

•                  U.S. Government Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes total return.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of fixed income securities.  Each Portfolio invests in fixed income securities such as corporate bonds, U.S. government securities (including agency bonds), mortgage-backed securities, asset-backed securities, and cash and cash equivalents, among others.  Each Portfolio may invest in fixed income securities of varying maturities.  Although each Portfolio focuses on investments in U.S. dollar-denominated fixed income securities, each Portfolio may invest in non-U.S. dollar-denominated fixed income securities.  With respect to their investments in foreign issuers, each Portfolio may invest in emerging markets.  The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Barclays U.S. Aggregate Bond Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in below investment-grade fixed income securities, or “junk” bonds. The Section 26 Applicants note, however, that each Portfolio primarily invests in investment grade fixed income securities.  The Section 26 Applicants also note that the Existing Portfolio does not appear to invest a large percentage of its assets in junk bonds.  According to Morningstar, as of June 30, 2016, of the Existing Portfolio’s assets invested in fixed income securities, 82% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Otherwise, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The Replacement Portfolio invests in government securities, corporate bonds, securitized investments (such as mortgage-backed securities, asset-backed securities, and collateralized loan obligations), municipal securities, and convertible securities. Of the Existing Portfolio’s assets invested in fixed income securities, 23.59% was invested in mortgage-backed securities, 3.83% was invested in asset-backed securities, 0.49% was invested in convertible securities, 44.00% was invested in corporate bonds, 15.76% was invested in government or government-related securities, 1.39% was invested in municipal securities, and 10.84% was invested in cash equivalents.  The Existing Portfolio also has the ability to invest in other securitized investments.(177)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $79.80 million.  As of December 31, 2015, the proposed Substitution will involve approximately $21.01 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the

(177)  See Deutsche Variable Series I (File Nos. 811-04257; 002-96461), Definitive Materials pursuant to Rule 497 under the 1933 Act (Form N-1A) (May 3, 2016).

Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $137.56 million in net assets.  The Replacement Portfolio will have approximately $137.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Bond VIP	Global Atlantic Goldman Sachs Core Fixed Income Portfolio(178)
Share Class	Class A	Class I
Management Fee	0.39%	0.34%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.30%	0.09%
Total Annual Operating Expenses	0.69%	0.43%
Fee Waiver / Expense Reimbursement	(0.05)%(179)	—
Net Annual Operating Expenses	0.64%	0.43%
Management Fee Breakpoint Schedule	First $250m - 0.390% Next $750m - 0.365% Thereafter - 0.340%	0.34% of the first $250m 0.32% of the next $250m 0.26% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Bond VIP
Class A	(0.29)%	3.27%	2.28%	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	3.25%	4.51%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Core Fixed Income Portfolio
Class I	—	—	—	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.51%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

(178)  “Other Expenses” are estimated for the current fiscal year.

(179)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses at a ratio no higher than 0.64% (excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest expenses) for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Substitution No. 70.	Deutsche Unconstrained Income VIP (Class A) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Unconstrained Income VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The fund seeks a high total return.	The Portfolio seeks to provide total return consisting of capital appreciation and income.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. Under normal circumstances, the fund invests mainly in fixed income securities issued by both US and foreign corporations and governments. The credit quality of the fund’s investments may vary; the fund may invest up to 100% of total assets in investment-grade fixed income securities or even up to 100% in junk bonds, which are those below the fourth highest credit rating category (that is, grade BB/Ba and below). The fund may invest in fixed income securities of any maturity or duration. The fund may also invest in emerging markets securities, mortgage- and asset-backed securities, adjustable rate loans that have a senior right to payment (“senior loans”) and other floating rate debt securities, exchange-traded funds (“ETFs”) and dividend-paying common stocks. Because the fund may invest in fixed income securities of varying maturities, the fund’s dollar-weighted average effective portfolio maturity will vary. As of December 31, 2015, the fund had a dollar-weighted average effective portfolio maturity of 7.86 years.

MANAGEMENT PROCESS. In deciding which types of securities to buy and sell, portfolio management typically weighs a number of factors against each other, from economic outlooks and possible interest rate movements to changes in supply and demand within the fixed income securities market. In choosing individual fixed income securities, portfolio management considers how they are structured and uses independent analysis of issuers’ creditworthiness.

Portfolio management will not be constrained in the management of the fund relative to an index and may shift the allocations of the fund’s holdings, favoring different types of securities at different times, while still maintaining variety in terms of the companies and industries represented in the fund’s holdings. Total return is a combination of capital appreciation and current income.

DERIVATIVES. Portfolio management generally may use futures contracts, options on interest rate swaps, options on

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, collateralized loan obligations (limited to no more than 15% of the Portfolio’s net assets), privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Portfolio may also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible securities.

The Portfolio may also engage in forward foreign currency transactions for both hedging and non-hedging purposes. The Portfolio also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Portfolio’s portfolio risks, manage the Portfolio’s duration and/or gain exposure to certain fixed income securities or indices.

The Portfolio’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets measured at the time of purchase (“Total Assets”) and 10% of the Portfolio’s Total Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Portfolio’s Total Assets. In pursuing its investment objective, the Portfolio uses the Barclays U.S. Aggregate Bond Index (the “Index”) as its performance interest rate futures contracts, or interest rate swaps, which are types of derivatives (a contract whose value is based on, for example, indices, currencies or securities), for duration management (i.e., reducing or increasing the sensitivity of the fund’s portfolio to interest rate changes) or for non-hedging purposes to seek to enhance potential gains. Portfolio management may also use (i) option contracts in order to gain exposure to a particular market or security, to seek to increase the fund’s income, or to hedge against changes in a particular market or security, (ii) total return swaps to seek to enhance potential gains by increasing or reducing the fund’s exposure to a particular sector or market or as a substitute for direct investment, or (iii) credit default swaps to seek to increase the fund’s income, to gain exposure to a bond issuer’s credit quality characteristics without directly investing in the bond or to hedge the risk of default on bonds held in the fund’s portfolio. In addition, portfolio management generally may use forward currency contracts (i) to hedge exposure to changes in foreign currency exchange rates on foreign currency denominated portfolio holdings; (ii) to facilitate transactions in foreign currency denominated securities; or (iii) for non-hedging purposes to seek to enhance potential gains.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

ACTIVE TRADING. The fund may trade actively. This could raise transaction costs (thus lowering returns).

benchmark, but the Portfolio will not attempt to replicate the Index. The Portfolio may, therefore, invest in securities that are not included in the Index.

The Portfolio may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by GSAM to be of comparable credit quality. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

The Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Portfolio (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Portfolio’s benchmark index is the Barclays U.S. Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities.

Principal Risks	Principal Risks

•                  Interest Rate Risk

•                  Credit Risk

•                  High-Yield Debt Securities Risk

•                  Prepayment and Extension Risk

•                  Senior Loans Risk

•                  ETF Risk

•                  Foreign Investment Risk

•                  Emerging Markets Risk

•                  Security Selection Risk

•                  Market Risk

•                  Derivatives Risk

•                  Counterparty Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  Stock Market Risk

•                  Dividend-Paying Stock Risk

•                  Securities Lending Risk

•                  Collateralized Loan Obligation Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Sovereign Debt Risk

•                  U.S. Government Securities Risk

• Active Trading Risk • Operational and Technology Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes total return.  Specifically, the Existing Portfolio seeks “high total return” and the Replacement Portfolio seeks “total return consisting of capital appreciation and income.”  The Section 26 Applicants believe that the Portfolios’ investment objectives are consistent because the Replacement Portfolio seeks to maximize total return within its principal investment strategies.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in fixed income securities.  Each Portfolio invests in a diverse portfolio of fixed income securities.  Each Portfolio invests in fixed income securities such as corporate bonds, government securities, loans, mortgage-backed securities, asset-backed securities, and cash and cash equivalents, among others.  Each Portfolio may invest in fixed income securities of varying maturities.  Each Portfolio invests in U.S. dollar-denominated and non-U.S. dollar-denominated fixed income securities.  With respect to their investments in foreign issuers, each Portfolio may invest in emerging markets.  The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Barclays U.S. Aggregate Bond Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in below investment-grade fixed income securities, or “junk” bonds.  Specifically, the Existing Portfolio has the flexibility to invest 100% of its assets in junk bonds or investment grade securities or a combination thereof.  The Section 26 Applicants note, however, that the Existing Portfolio does not appear to invest a large percentage of its assets in junk bonds.  According to Morningstar, as of June 30, 2016, of the Existing Portfolio’s assets invested in fixed income securities, 79% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Otherwise, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The Replacement Portfolio invests in government securities, corporate bonds, securitized investments (such as mortgage-backed securities, asset-backed securities, and collateralized loan obligations), municipal securities, and convertible securities.  Of the Existing Portfolio’s assets invested in fixed income securities, 19.77% was invested in mortgage-backed securities, 1.89% was invested in asset-backed securities, 4.71% was invested in bank loans, 0.51% was invested in convertible securities, 23.09% was invested in corporate bonds, 24.58% was invested in government or government-related securities, 0.23% was invested in preferred stock, and 25.22% was invested in cash equivalents.  The Existing Portfolio also has the ability to invest in other securitized investments and municipal securities.(180)

(180)  See Deutsche Variable Series II (File Nos. 811-05002; 033-11802), Definitive Materials pursuant to Rule 497 under the 1933 Act (Form N-1A) (May 3, 2016).

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $32.79 million.  As of December 31, 2015, the proposed Substitution will involve approximately $13.08 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $137.56 million in net assets.  The Replacement Portfolio will have approximately $137.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Unconstrained Income VIP	Global Atlantic Goldman Sachs Core Fixed Income Portfolio(181)
Share Class	Class A	Class I
Management Fee	0.55%	0.34%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.60%	0.09%
Acquired Fund Fees and Expenses	0.01%	—
Total Annual Operating Expenses	1.16%	0.43%
Fee Waiver / Expense Reimbursement	(0.47)%(182)	—
Net Annual Operating Expenses	0.69%	0.43%
Management Fee Breakpoint Schedule	First $250m - 0.550% Next $750m - 0.520% Next $1.5b - 0.500% Next $2.5b - 0.480% Next $2.5b - 0.450% Next $2.5b - 0.430% Next $2.5b - 0.410% Thereafter - 0.390%	0.34% of the first $250m 0.32% of the next $250m 0.26% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

(181)  “Other Expenses” are estimated for the current fiscal year.

(182)  The Advisor has contractually agreed through April 30, 2017 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expenses and acquired funds (underlying funds) fees and expenses) at a ratio no higher than 0.68% for Class A shares. The agreement may only be terminated with the consent of the fund’s Board.

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Unconstrained Income VIP
Class A	(3.02)%	3.16%	5.28%	—
Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	0.43%	3.46%	4.67%	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	3.25%	4.51%	—
Replacement Portfolio — Global Atlantic Goldman Sachs Core Fixed Income Portfolio
Class I	—	—	—	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.51%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 71.	Goldman Sachs Core Fixed Income Fund (Service Shares) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Goldman Sachs Core Fixed Income Fund (Service Shares)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Adviser	Investment Adviser
Goldman Sachs Asset Management, L.P.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Barclays U.S. Aggregate Bond Index (the “Index”).	The Portfolio seeks to provide total return consisting of capital appreciation and income.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Fund may also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, collateralized loan obligations (limited to no more than 15% of the Portfolio’s net assets), privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Portfolio may securities.

The Fund may also engage in forward foreign currency transactions for both hedging and non-hedging purposes. The Fund also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Fund’s portfolio risks, manage the Fund’s duration and/or gain exposure to certain fixed income securities or indices.

The Fund’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets (not including securities lending collateral and any investment of that collateral) measured at the time of purchase (“Total Assets”), and 10% of the Fund’s Total Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Fund’s Total Assets. In pursuing its investment objective, the Fund uses the Index as its performance benchmark, but the Fund will not attempt to replicate the Index. The Fund may, therefore, invest in securities that are not included in the Index.

The Fund may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by the Investment Adviser to be of comparable credit quality.

The Fund’s target duration range under normal interest rate conditions is expected to approximate that of the Index plus or minus one year, and over the ten years ended February 28, 2016, the duration of the Index has ranged between 3.45 and 5.76 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Fund (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Fund’s benchmark index is the Barclays U.S. Aggregate Bond Index.

also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible securities.

The Portfolio may also engage in forward foreign currency transactions for both hedging and non-hedging purposes. The Portfolio also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Portfolio’s portfolio risks, manage the Portfolio’s duration and/or gain exposure to certain fixed income securities or indices.

The Portfolio’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets measured at the time of purchase (“Total Assets”) and 10% of the Portfolio’s Total Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Portfolio’s Total Assets. In pursuing its investment objective, the Portfolio uses the Barclays U.S. Aggregate Bond Index (the “Index”) as its performance benchmark, but the Portfolio will not attempt to replicate the Index. The Portfolio may, therefore, invest in securities that are not included in the Index.

The Portfolio may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by GSAM to be of comparable credit quality. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

The Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Portfolio (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Portfolio’s benchmark index is the Barclays U.S.

Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities.

Principal Risks	Principal Risks

•                  Credit/Default Risk

•                  Derivatives Risk

•                  Foreign and Emerging Countries Risk

•                  Interest Rate Risk

•                  Large Shareholder Transactions Risk

•                  Mortgage-Backed and Other Asset-Based Securities Risk

•                  Portfolio Turnover Risk

•                  U.S. Government Securities Risk

•                  Collateralized Loan Obligation Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Sovereign Debt Risk

•                  U.S. Government Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes total return consisting of capital appreciation and income.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of investment grade fixed income securities.  The Portfolios invest in fixed income securities such as corporate bonds, government bonds, privately issued adjustable rate and fixed rate mortgage loans, mortgage-backed securities, asset-backed securities, and cash and cash equivalents, among others.  Each Portfolio may invest in fixed income securities of varying maturities.  Although each Portfolio focuses on investments in U.S.-dollar denominated fixed income securities, each Portfolio may invest in non-U.S. dollar-denominated fixed income securities.  With respect to their investments in foreign issuers, each Portfolio may invest in emerging markets.  The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Barclays U.S. Aggregate Bond Index.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $104.95 million.  As of December 31, 2015, the proposed Substitution will involve approximately $85.46 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $137.56 million in net assets.  The Replacement Portfolio will have approximately $137.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Goldman Sachs Core Fixed Income Fund	Global Atlantic Goldman Sachs Core Fixed Income Portfolio(183)
Share Class	Service Shares	Class I
Management Fee	0.40%	0.34%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—
Other Expenses	0.34%	0.09%
Total Annual Operating Expenses	0.99%	0.43%
Fee Waiver / Expense Reimbursement	(0.32)%(184)	—
Net Annual Operating Expenses	0.67%	0.43%
Management Fee Breakpoint Schedule	0.40% on the first $1b 0.36% on the next $1b 0.34% on the next $3b 0.33% on the next $3b 0.32% over $8b	0.34% of the first $250m 0.32% of the next $250m 0.26% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Goldman Sachs Core Fixed Income Fund
Service Shares (Inception: 1/9/2006)	0.27%	3.58%	—	4.07%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees or expenses)	0.55%	3.25%	—	4.49%
Replacement Portfolio — Global Atlantic Goldman Sachs Core Fixed Income Portfolio
Class I	—	—	—	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.51%	—

(183)  “Other Expenses” are estimated for the current fiscal year.

(184)  The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) equal on an annualized basis to 0.004% of the Fund’s average daily net assets through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Service Shares) replaced by Replacement Portfolio (Class I)
Select Separate Account	PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account II	PRD259
Select Separate Account III	PRD261; PRD314
Fulcrum Separate Account	PRD210
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account	PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 72.	Pioneer Bond VCT Portfolio (Class I) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer Bond VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective

To provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. The portfolio also seeks a relatively stable level of dividends; however, the level of dividends will be maintained only if consistent with preserving the investment grade quality of the portfolio.

The Portfolio seeks to provide total return consisting of capital appreciation and income.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, investment grade debt securities (including convertible debt) of corporate or other issuers and cash, cash equivalents and other short-term holdings. Derivative instruments that provide exposure to such securities or have similar economic characteristics may be used to satisfy the portfolio’s 80% policy.

The portfolio may invest a substantial portion of its assets in mortgage-related securities, including “sub-prime” mortgages, and asset-backed securities. The portfolio also may invest a portion of its assets in subordinated debt securities, municipal securities, preferred securities, and event-linked bonds and other insurance-linked securities.

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, collateralized loan obligations (limited to no more than 15% of the Portfolio’s net assets), privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Portfolio may also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible securities.

The portfolio may invest up to 20% of its net assets in debt securities rated below investment grade or, if unrated, of equivalent credit quality as determined by the adviser (known as “junk bonds”), including securities that are in default. The portfolio may invest up to 15% of its total assets in securities of non-U.S. issuers, including up to 5% of its total assets in securities of emerging market issuers.

The portfolio may invest in securities with a broad range of maturities, and maintains an average portfolio maturity which varies based upon the judgment of the portfolio’s investment adviser. The portfolio’s investments may have fixed or variable principal payments and all types of interest rate payment and reset terms, including fixed rate, floating rate, inverse floating rate, zero coupon, when-issued, delayed delivery, to be announced and forward commitment, contingent, deferred and payment in kind and auction rate features. The portfolio’s investments may include instruments that allow for balloon payments or negative amortization payments.

The portfolio may, but is not required to, use derivatives, such as credit default swaps. The portfolio may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may hold cash or other short-term investments.

The adviser considers both broad economic and issuer specific factors in selecting investments. In assessing the appropriate maturity, credit quality and sector weighting of the portfolio’s portfolio, the adviser considers a variety of factors that are expected to influence economic activity and interest rates. The adviser selects individual securities to buy and sell based upon such factors as a security’s yield, liquidity and rating, an assessment of credit quality, and sector and issuer diversification.

The Portfolio may also engage in forward foreign currency transactions for both hedging and non-hedging purposes. The Portfolio also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Portfolio’s portfolio risks, manage the Portfolio’s duration and/or gain exposure to certain fixed income securities or indices.

The Portfolio’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets measured at the time of purchase (“Total Assets”) and 10% of the Portfolio’s Total Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Portfolio’s Total Assets. In pursuing its investment objective, the Portfolio uses the Barclays U.S. Aggregate Bond Index (the “Index”) as its performance benchmark, but the Portfolio will not attempt to replicate the Index. The Portfolio may, therefore, invest in securities that are not included in the Index.

The Portfolio may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by GSAM to be of comparable credit quality. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

The Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Portfolio (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Portfolio’s benchmark index is the Barclays U.S. Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-

backed securities.

Principal Risks	Principal Risks

•                  Market Risk

•                  Interest Rate Risk

•                  Credit Risk

•                  Prepayment or Call Risk

•                  Extension Risk

•                  Liquidity Risk

•                  Portfolio Selection Risk

•                  U.S. Treasury Obligations Risk

•                  U.S. Government Agency Obligations Risk

•                  Mortgage-Related and Asset-Backed Securities Risk

•                  Risks of Instruments that Allow for Balloon Payments or Negative Amortization Payments

•                  High Yield or “Junk” Bond Risk

•                  Risks of Investing in Floating Rate Loans

•                  Risks of Investing in Insurance-Linked Securities

•                  Risks of Subordinated Securities

•                  Municipal Securities Risk

•                  Risks of Zero Coupon Bonds, Payment In Kind, Deferred and Contingent Payment Securities

•                  Risks of Investing in When-Issued, Delayed Delivery, To Be Announced and Forward Commitment Transactions

•                  Risks of Non-U.S. Investments

•                  Risks of Convertible Securities

•                  Preferred Stocks Risk

•                  Derivatives Risk

•                  Credit Default Swap Risk

•                  Risks of Inverse Floating Rate Obligations

•                  Leveraging Risk

•                  Repurchase Agreement Risk

•                  Market Segment Risk

•                  Portfolio Turnover Risk

•                  Valuation Risk

•                  Expense Risk

•                  Collateralized Loan Obligation Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Sovereign Debt Risk

•                  U.S. Government Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (current income, due regard to preservation of capital, prudent investment risk, relatively stable level of dividends if consistent with preserving the investment grade quality portfolio) is consistent with the investment objective of the Replacement Portfolio (total return consisting of capital appreciation and income).  The Section 26 Applicants believe that these investment objectives are consistent because, like the Existing Portfolio, the Replacement Portfolio primarily invests in fixed income securities and has the flexibility to invest in dividend-paying equity securities.  Moreover, the Replacement Portfolio’s portfolio managers seek to preserve capital and manage investment risk, evidenced by the fact that the Replacement Portfolio only invests in investment grade fixed income securities and includes investments in cash and cash equivalents under its principal investment strategies.  With respect to their principal investment strategies, each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of fixed income securities.  The Portfolios invest in fixed income securities such as corporate bonds, government bonds, mortgage-backed securities, asset-backed securities, and cash and cash equivalents, among others.  Each Portfolio may invest in fixed income securities of varying maturities.  Although each Portfolio focuses on investments in U.S.-dollar denominated fixed income securities, each Portfolio may invest in non-U.S. dollar-denominated fixed income securities.  With respect to their investments in foreign issuers, each Portfolio may invest in emerging markets.  The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Barclays U.S. Aggregate Bond Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio invests in below investment-grade fixed income securities, or “junk” bonds, as part of its principal investment strategies.  The Section 26 Applicants note, however, that the Existing Portfolio does not appear to invest a large percentage of its assets in junk bonds.  According to Morningstar, as of June 30, 2016, of the Existing Portfolio’s assets invested in fixed income securities, 88.14% was invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated.  Otherwise, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  The Replacement Portfolio invests in government securities, corporate bonds, securitized investments (such as mortgage-backed securities, asset-backed securities, and collateralized loan obligations), municipal securities, and convertible securities. Of the Existing Portfolio’s assets invested in fixed income securities, 35.15% was invested in mortgage-backed securities, 2.77% was invested in asset-backed securities, 0.54% was invested in convertible securities, 34.87% was invested in corporate bonds, 14.46% was invested in government or government-related securities, 0.35% was invested in municipal securities, 0.06% was invested in preferred stock, and 10.68% was invested in cash equivalents.  The Existing Portfolio also has the ability to invest in other securitized investments.(185)

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(185)  See Pioneer Variable Contracts Trust (File No. 811-08786), Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (Aug. 26, 2016).

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $90.51 million.  As of December 31, 2015, the proposed Substitution will involve approximately $8.35 million of the net assets of the Existing Portfolio’s Class I Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $137.56 million in net assets.  The Replacement Portfolio will have approximately $137.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Bond VCT Portfolio	Global Atlantic Goldman Sachs Core Fixed Income Portfolio(186)
Share Class	Class I	Class I
Management Fee	0.40%	0.34%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.41%	0.09%
Total Annual Operating Expenses	0.81%	0.43%
Fee Waiver / Expense Reimbursement	(0.19)%(187)	—
Net Annual Operating Expenses	0.62%	0.43%
Management Fee Breakpoint Schedule	—	0.34% of the first $250m 0.32% of the next $250m 0.26% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer Bond VCT Portfolio
Class I (Inception: 7/21/1987)	0.30%	4.28%	5.79%	6.27%
Barclays Capital Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	3.25%	4.51%	6.61%
Replacement Portfolio — Global Atlantic Goldman Sachs Core Fixed Income Portfolio
Class I	—	—	—	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.51%	—

(186)  “Other Expenses” are estimated for the current fiscal year.

(187)  The portfolio’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all portfolio expenses other than extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) to the extent required to reduce expenses to 0.62% of the average daily net assets attributable to Class I shares. This expense limitation is in effect through May 1, 2017. There can be no assurance that the adviser will extend the expense limitation beyond such time. Net expenses for a Class may exceed the applicable expense limitation to the extent that the portfolio incurs excluded expenses. While in effect, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees.

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I) replaced by Replacement Portfolio (Class I)
VA-P Separate Account	PRD217; PRD218; PRD219

Substitution No. 73.	Pioneer Strategic Income VCT Portfolio (Class I) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Pioneer Strategic Income VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Investment Adviser	Investment Adviser
Pioneer Investment Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	Goldman Sachs Asset Management, L.P.

Investment Objective	Investment Objective
A high level of current income.	The Portfolio seeks to provide total return consisting of capital appreciation and income.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities. Derivative investments that provide exposure to debt securities or have similar economic characteristics may be used to satisfy the portfolio’s 80% policy. The portfolio has the flexibility to invest in a broad range of issuers and segments of the debt securities markets. The portfolio’s investment adviser allocates the portfolio’s investments among the following three segments of the debt markets:

•                  Below investment grade (high yield or “junk bond”) securities of U.S. and non-U.S. issuers

•                  Investment grade securities of U.S. issuers

•                  Investment grade securities of non-U.S. issuers

The adviser’s allocations among the segments of the debt markets depend upon its outlook for economic, interest rate and political trends. At any given time, the portfolio may have a substantial amount of its assets in any one of such segments. The portfolio may invest in securities of issuers in any market capitalization range, industry or market sector.

The portfolio invests primarily in debt securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or non-U.S. governmental entities; debt securities of U.S. and non-U.S. corporate issuers (including convertible debt); and mortgage-related securities, including “sub-prime” mortgages, and asset-backed securities. The portfolio invests in securities with a broad range of maturities and maintains an average portfolio maturity which varies based upon the judgment of the portfolio’s investment

The Portfolio is managed by a sub-adviser, Goldman Sachs Asset Management, L.P. (“GSAM”). In seeking to achieve the Portfolio’s investment objective, GSAM invests, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), corporate debt securities, collateralized loan obligations (limited to no more than 15% of the Portfolio’s net assets), privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) and asset-backed securities. The Portfolio may also invest in custodial receipts, fixed income securities issued by or on behalf of states, territories, and possessions of the United States (including the District of Columbia) (“Municipal Securities”) and convertible securities.

The Portfolio may also engage in forward foreign currency transactions for both hedging and non-hedging purposes. The Portfolio also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, which are used primarily to hedge the Portfolio’s portfolio risks, manage the Portfolio’s duration and/or gain exposure to certain fixed income securities or indices.

The Portfolio’s investments in non-U.S. dollar denominated obligations (hedged or unhedged against currency risk) will not exceed 25% of its total assets measured at the time of purchase (“Total Assets”) and 10% of the Portfolio’s Total adviser. The portfolio’s investments may have fixed or variable principal payments and all types of interest rate payment and reset terms, including fixed rate, adjustable rate, floating rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The portfolio’s investments may include instruments that allow for balloon payments or negative amortization payments.

Depending upon the adviser’s allocation among market segments, up to 70% of the portfolio’s total assets may be in debt securities rated below investment grade at the time of purchase or determined to be of equivalent quality by the adviser. Up to 20% of the portfolio’s total assets may be invested in debt securities rated below CCC by Standard & Poor’s Financial Services LLC or the equivalent by another nationally recognized statistical rating organization or determined to be of equivalent credit quality by the adviser. The portfolio’s investments in debt securities rated below investment grade may include securities that are in default. The portfolio may invest in subordinated debt securities, event-linked bonds and other insurance-linked securities, and municipal securities. The portfolio may also invest in Treasury Inflation Protected Securities (“TIPS”) and other inflation-linked debt securities.

Up to 85% of the portfolio’s total assets may be in debt securities of non-U.S. corporate and governmental issuers, including debt securities of corporate and governmental issuers in emerging markets.

The portfolio may invest up to 20% of its total assets in equity securities, including common stocks, preferred stocks, rights, warrants, depositary receipts, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate trusts (REITs).

The portfolio may, but is not required to, use derivatives, such as credit default swaps, forward foreign currency exchange contracts, and bond and interest rate futures. The portfolio may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio also may hold cash or other short-term investments.

The adviser considers both broad economic and issuer specific factors in selecting investments. In assessing the appropriate maturity, rating, sector and country weightings of the portfolio, the adviser considers a variety of factors that are

Assets may be invested in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”). Additionally, exposure to non-U.S. currencies (unhedged against currency risk) will not exceed 25% of the Portfolio’s Total Assets. In pursuing its investment objective, the Portfolio uses the Barclays U.S. Aggregate Bond Index (the “Index”) as its performance benchmark, but the Portfolio will not attempt to replicate the Index. The Portfolio may, therefore, invest in securities that are not included in the Index.

The Portfolio may invest in fixed income securities rated at least BBB— or Baa3 at the time of purchase. Securities will either be rated by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by GSAM to be of comparable credit quality. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

The Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years. “Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Portfolio (or an individual debt security), the more sensitive its market price to changes in interest rates. For example, if market interest rates increase by 1%, the market price of a debt security with a positive duration of 3 will generally decrease by approximately 3%. Conversely, a 1% decline in market interest rates will generally result in an increase of approximately 3% of that security’s market price.

The Portfolio’s benchmark index is the Barclays U.S. Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities.

expected to influence economic activity and interest rates. The adviser selects individual securities to buy and sell based upon such factors as a security’s yield, liquidity and rating, an assessment of credit quality, and sector and issuer diversification.

Principal Risks	Principal Risks

•                  Market Risk

•                  High Yield or “Junk” Bond Risk

•                  Interest Rate Risk

•                  Credit Risk

•                  Prepayment or Call Risk

•                  Extension Risk

•                  Liquidity Risk

•                  Portfolio Selection Risk

•                  U.S. Treasury Obligations Risk

•                  U.S. Government Agency Obligations Risk

•                  Mortgage-Related and Asset-Backed Securities Risk

•                  Risks of Instruments that Allow for Balloon Payments or Negative Amortization Payments

•                  Risks of Investing In Floating Rate Loans

•                  Collateral Risk

•                  Risk of Disadvantaged Access to Confidential Information

•                  Risks of Investing in Insurance-Linked Securities

•                  Inflation-Linked Securities Risk

•                  Risks of Subordinated Securities

•                  Municipal Securities Risk

•                  Risks of Zero Coupon Bonds, Payment In Kind, Deferred and Contingent Payment Securities

•                  Risks of Non-U.S. Investments

•                  Currency Risk

•                  Equity Securities Risk

•                  Risks of Convertible Securities

•                  Preferred Stocks Risk

•                  Derivatives Risk

•                  Credit Default Swap Risk

•                  Risks of Investing in Inverse Floating Rate Obligations

•                  Forward Foreign Currency Transactions Risk

•                  Leveraging Risk

•                  Repurchase Agreement Risk

•                  Market Segment Risk

•                  Valuation Risk

•                  Expense Risk

•                  Collateralized Loan Obligation Risk

•                  Convertible Securities Risk

•                  Derivatives Risk

•                  Emerging Markets Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Issuer Risk

•                  Limited History of Operation Risk

•                  Liquidity Risk

•                  Management Risk

•                  Market Risk

•                  Mortgage- and Asset-Backed Securities Risks

•                  Over-the-Counter Transactions Risk

•                  Portfolio Turnover Rate Risk

•                  Sovereign Debt Risk

•                  U.S. Government Securities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (high level of current income) is consistent with the investment objective of the Replacement Portfolio (total return consisting of capital appreciation and income).  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of fixed income securities.  The Portfolios invest in fixed income securities such as corporate bonds, government securities, mortgage-backed securities, asset-backed securities, and cash and cash equivalents, among others.  Each Portfolio may invest in fixed income securities of varying maturities.  Each Portfolio may invest in U.S.-dollar denominated and non-U.S. dollar-denominated fixed income securities.  With respect to their investments in foreign issuers, each Portfolio may invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Indeed, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of March 31, 2016,(188) the Existing Portfolio invested 93.88% of its assets in fixed income securities, 0.55% of its assets in cash, 0.00% of its assets in stocks, and 5.57% of its assets in other investments.  The Replacement Portfolio invests in government securities, corporate bonds, securitized investments (such as mortgage-backed securities, asset-backed securities, and collateralized loan obligations), municipal securities, and convertible securities. Of the Existing Portfolio’s assets invested in fixed income securities, 27.9% was invested in mortgage-backed securities, 4.40% was invested in asset-backed securities, 44.66% was invested in corporate bonds, 6.48% was invested in bank loans, 1.82% was invested in convertible securities, 0.37% was invested in preferred stock, 9.77% was invested in government or government-related securities, 2.39% was invested in municipal securities, and 2.17% was invested in cash equivalents.  Only the Existing Portfolio invests in below investment-grade fixed income securities, or “junk” bonds.  According to Morningstar, as of March 31, 2016,(189) 38.43% of the Existing Portfolio’s assets invested in fixed income securities were invested in bonds that were rated BBB- or lower by Standard & Poor’s or that were unrated.  This difference is mitigated by the fact that the Existing Portfolio has historically invested a large majority of its assets in investment-grade fixed income securities.  Moreover, of the Existing Portfolio’s investments in below investment grade securities, most of the Existing Portfolio’s investments were in securities rated BB, which is nearly investment grade.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $46.50 million.  As of December 31, 2015, the proposed Substitution will involve approximately $7.34 million of the net assets of the Existing Portfolio’s Class I shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the

(188)  Portfolio holdings information for the Existing Portfolio does not appear to be available through Morningstar as of June 30, 2016.

(189)  Portfolio holdings information for the Existing Portfolio does not appear to be available through Morningstar as of June 30, 2016.

Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $137.56 million in net assets.  The Replacement Portfolio will have approximately $137.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Strategic Income VCT Portfolio	Global Atlantic Goldman Sachs Core Fixed Income Portfolio(190)
Share Class	Class I	Class I
Management Fee	0.65%	0.34%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.55%	0.09%
Total Annual Operating Expenses	1.20%	0.43%
Fee Waiver / Expense Reimbursement	(0.45)%(191)	—
Net Annual Operating Expenses	0.75%	0.43%
Management Fee Breakpoint Schedule	—	0.34% of the first $250m 0.32% of the next $250m 0.26% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Pioneer Strategic Income VCT Portfolio
Class I (Inception: 7/29/1999)	(1.27)%	3.35%	5.52%	6.76%
Barclays Capital U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	0.43%	3.46%	4.67%	5.47%
Replacement Portfolio — Global Atlantic Goldman Sachs Core Fixed Income Portfolio
Class I	—	—	—	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.51%	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I) replaced by Replacement Portfolio (Class I)
VA-P Separate Account	PRD217; PRD218; PRD219

(190)  “Other Expenses” are estimated for the current fiscal year.

(191)  The portfolio’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all portfolio expenses other than extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) to the extent required to reduce expenses to 0.75% of the average daily net assets attributable to Class I shares. This expense limitation is in effect through May 1, 2017. There can be no assurance that the adviser will extend the expense limitation beyond such time. Net expenses for a Class may exceed the applicable expense limitation to the extent that the portfolio incurs excluded expenses. While in effect, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees.

Substitution No. 74.	Alger Balanced Portfolio (Class I-2) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Alger Balanced Portfolio (Class I-2)	Global Atlantic BlackRock Allocation Portfolio (Class I)

Investment Adviser	Investment Adviser
Fred Alger Management, Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
Alger Balanced Portfolio seeks current income and long-term capital appreciation	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best equity investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

The Portfolio focuses on stocks of companies that Fred Alger Management, Inc. believes demonstrate growth potential and on fixed-income securities, with emphasis on income-producing securities that appear to have potential for capital appreciation. Under normal circumstances, the Portfolio invests in equity securities and in fixed-income securities, which may include corporate bonds, debentures and notes, U.S. Government securities, mortgage-backed and asset-backed securities, commercial paper and other fixed-income securities. Most of the Portfolio’s fixed-income investments will be concentrated within the four highest rating categories as determined by one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) (or, if unrated, will have been determined to be of comparable quality by Fred Alger Management, Inc.). The Portfolio also may invest up to 10% of its net assets in lower-rated securities (“high yield” or “junk” bonds), rated “B” (or the equivalent) or better by any one of those rating agencies (or, if unrated, determined to be of comparable quality by Fred Alger Management, Inc.). Under normal circumstances, the Portfolio will invest at least 25% of its net assets in fixed-income securities and at least 25% of its net assets in equity securities.

The Portfolio can invest in foreign securities.

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Sub-Adviser allocates approximately 40% to 80% of the Portfolio’s assets to Underlying ETFs that invest primarily in equity securities of both U.S. and non-U.S. issuers and 20% to 60% of the Portfolio’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives in both U.S. and non-U.S. markets. In addition, the Underlying ETFs may invest in lower quality debt securities. Such securities are sometimes referred to as “junk bonds.”

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, options, currency forwards, and U.S. Treasury securities, and cash equivalents including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio is non-diversified, which allows it to invest a greater percentage of its assets in any one issuer than would otherwise be the case. However, through the Underlying ETFs, the Portfolio will consist of a diversified mix of equity and fixed-income securities.

The Portfolio’s benchmark index is the S&P Target Risk® Growth Index. The S&P Target Risk Growth Index measures the performance of the S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) proprietary allocation model, which is intended to represent a “growth” target risk allocation strategy as defined by S&P Dow Jones Indices. The S&P Target Risk Growth Index seeks to provide increased exposure to equities, while also using some fixed income exposure to dampen risk. S&P Dow Jones Indices’ estimation of a growth target risk allocation may differ from your own.

Principal Risks	Principal Risks
• Equity Securities Risk • Investment Style Risk • Fixed-Income Securities Risk • Foreign Securities Risk

•                  Derivatives Risk

•                  ETF Risk

•                  Equity Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Forward Currency Contracts Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Non-Diversification Risk

•                  Over-the-Counter Transactions Risk

•                  Portfolio Structure Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (current income and long-term capital appreciation) is consistent with the investment objective of the Replacement Portfolio (total return).  Each Portfolio seeks to achieve its investment objective by investing in equity and fixed income securities.  Specifically, the Existing Portfolio seeks to invest at least 25% of its net assets in fixed income securities and at least 25% of its net assets in equity securities.  The Replacement Portfolio seeks to allocate 40% to 80% of the fund’s net assets in equity securities and 20% to 60% of the fund’s assets in fixed-income securities.  Each Portfolio may invest in fixed income securities of varying maturities.  In addition, each Portfolio may invest in foreign securities, and each Portfolio may invest in high-yield fixed income securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. The Portfolios’ principal investment strategies disclose different allocations between equities and fixed income securities, and only the Replacement Portfolio invests in equity and fixed income securities indirectly through underlying exchange-traded funds.  Nonetheless, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 67.70% of its assets in equities, 27.72% of its assets in fixed income securities, 4.08% of its assets in cash, and 0.47% of its assets in other investments.  Also, although the Replacement Portfolio invests in securities indirectly through exchange-traded funds, the Portfolios ultimately invest in the same asset classes, allocate similar percentages of their assets among equity and fixed income investments, target similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $75.35 million.  As of December 31, 2015, the proposed Substitution will involve approximately $23.34 million of the net assets of the Existing Portfolio’s Class I-2 Shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $87.15 million in net assets.  The Replacement Portfolio will have approximately $106.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Alger Balanced Portfolio	Global Atlantic BlackRock Allocation Portfolio(192)
Share Class	Class I-2	Class I
Management Fee	0.71%	0.22%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.21%	0.09%
Acquired Fund Fees and Expenses	—	0.19%
Total Annual Operating Expenses	0.92%	0.50%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.92%	0.50%
Management Fee Breakpoint Schedule	0.71% up to $1b 0.55% in excess of $1b	0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Alger Balanced Portfolio
Class I-2 (Inception: 09/05/1989)	1.47%	6.35%	4.53%	7.41%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	8.97%
Barclays U.S. Gov’t/Credit Bond Index (reflects no deduction for fees, expenses or taxes)	0.15%	3.39%	4.47%	6.34%
Replacement Portfolio — Global Atlantic BlackRock Allocation Portfolio
Class I	—	—	—	—

(192)  “Other Expenses” are estimated for the current fiscal year.

S&P Target Risk® Growth Index (reflects no deduction for fees, expenses, or taxes)	(1.06)%	5.42%	—	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class I-2) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 75.	Deutsche Global Income Builder VIP (Class A) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Deutsche Global Income Builder VIP (Class A)	Global Atlantic BlackRock Allocation Portfolio (Class I)

Investment Adviser	Investment Adviser
Deutsche Investment Management Americas Inc.	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to maximize income while maintaining prospects for capital appreciation.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

MAIN INVESTMENTS. The fund invests in a broad range of both traditional asset classes (such as equity and fixed income investments) and alternative asset classes (such as real estate, infrastructure, convertibles, commodities, currencies and absolute return strategies). The fund can buy many types of securities, among them common stocks, including dividend paying stocks, convertible securities, corporate bonds, government bonds, municipal securities, inflation-indexed bonds, mortgage- and asset-backed securities and exchange-traded funds (ETFs). The fund invests at least 25% of net assets in fixed income senior securities. The fund can invest in securities of any size, investment style category, or maturity, duration or credit quality, and from any country (including emerging markets). The fund will generally invest in at least three different countries and will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the fund’s net assets. For purposes of the foregoing policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US.

MANAGEMENT PROCESS. Portfolio management allocates

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Sub-Adviser allocates approximately 40% to 80% of the Portfolio’s assets to Underlying ETFs that invest primarily in equity securities of both U.S. and non-U.S. issuers and 20% to 60% of the Portfolio’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives in both U.S. and non-U.S. markets. In addition, the Underlying ETFs may invest in lower quality debt securities. Such securities are sometimes referred to as “junk bonds.”

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, options, currency forwards, and U.S. Treasury securities, and cash equivalents including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio is non-diversified, which allows it to invest a the fund’s assets among various asset categories. Portfolio management periodically reviews the fund’s allocations and may adjust them based on current or anticipated market conditions or to manage risk consistent with the fund’s overall investment strategy. Within each asset category, portfolio management uses one or more investment strategies for selecting equity and debt securities. Each investment strategy is managed by a team that specializes in a particular asset category, and that may use a variety of quantitative and qualitative techniques.

DERIVATIVES. Portfolio management generally may use futures contracts, options on interest rate swaps, options on interest rate futures contracts, or interest rate swaps, which are types of derivatives (a contract whose value is based on, for example, indices, currencies or securities), for duration management (i.e., reducing or increasing the sensitivity of the fund’s portfolio to interest rate changes) or for non-hedging purposes to seek to enhance potential gains. Portfolio management may also use (i) option contracts in order to gain exposure to a particular market or security, to seek to increase the fund’s income, or to hedge against changes in a particular market or security, (ii) total return swaps to seek to enhance potential gains by increasing or reducing the fund’s exposure to a particular sector or market or as a substitute for direct investment, or (iii) credit default swaps to seek to increase the fund’s income, to gain exposure to a bond issuer’s credit quality characteristics without directly investing in the bond or to hedge the risk of default on bonds held in the fund’s portfolio. In addition, portfolio management generally may use forward currency contracts (i) to hedge exposure to changes in foreign currency exchange rates on foreign currency denominated portfolio holdings; (ii) to facilitate transactions in foreign currency denominated securities; or (iii) for non-hedging purposes to seek to enhance potential gains.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

SECURITIES LENDING. The fund may lend securities (up to one-third of total assets) to approved institutions.

greater percentage of its assets in any one issuer than would otherwise be the case. However, through the Underlying ETFs, the Portfolio will consist of a diversified mix of equity and fixed-income securities.

The Portfolio’s benchmark index is the S&P Target Risk® Growth Index. The S&P Target Risk Growth Index measures the performance of the S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) proprietary allocation model, which is intended to represent a “growth” target risk allocation strategy as defined by S&P Dow Jones Indices. The S&P Target Risk Growth Index seeks to provide increased exposure to equities, while also using some fixed income exposure to dampen risk. S&P Dow Jones Indices’ estimation of a growth target risk allocation may differ from your own.

Principal Risks	Principal Risks
• Asset Allocation Risk • Stock Market Risk • Small Company Risk • Dividend-Paying Stock Risk • Foreign Investment Risk • Emerging Markets Risk • Regional Focus Risk • Derivatives Risk	• Derivatives Risk • ETF Risk • Equity Risk • Fixed Income Risk • Foreign Currency Risk • Foreign Investment Risk • Forward Currency Contracts Risk • Issuer Risk

•                  Currency Risk

•                  Counterparty Risk

•                  Credit Risk

•                  High-Yield Debt Securities Risk

•                  Interest Rate Risk

•                  Inflation-Indexed Bond Risk

•                  Prepayment and Extension Risk

•                  Municipal Securities Risk

•                  Senior Loans Risk

•                  ETF Risk

•                  Securities Lending Risk

•                  Commodities-Related Investments Risk

•                  Infrastructure-Related Companies Risk

•                  Real Estate Securities Risk

•                  Security Selection Risk

•                  Market Risk

•                  Focus Risk

•                  Liquidity Risk

•                  Pricing Risk

•                  IPO Risk

•                  Operational and Technology Risk

• Junk Bond Risk • Limited History of Operation Risk • Management Risk • Market Risk • Non-Diversification Risk • Over-the-Counter Transactions Risk • Portfolio Structure Risk • Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (maximize income while maintaining prospects for capital appreciation) is consistent with the investment objective of the Replacement Portfolio (total return).  The Section 26 Applicants believe that these investment objectives are consistent because the Replacement Portfolio pursues income and capital appreciation to achieve its investment objective, and the Replacement Portfolio’s portfolio managers seek to maximum income on a risk-adjusted basis with respect to the Replacement Portfolio’s investments in fixed income securities. Each Portfolio seeks to achieve its investment objective by investing in a broad range of equity and fixed income securities, including common stocks, convertible securities, bonds, government securities, and mortgage- and asset-backed securities, and each Portfolio invests or may invest in securities indirectly through underlying exchange-traded funds.  Each Portfolio may invest in fixed income securities of varying maturities.  In addition, each Portfolio invests in U.S. and non-U.S. issuers, and each Portfolio may invest in high-yield fixed income securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Portfolios’ principal investment strategies disclose different allocations between equities and fixed income securities, and only the Existing Portfolio invests in alternative assets classes under its principal investment strategies.  Nonetheless, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 62.69% of its assets in equities, 31.03% of its assets in fixed income securities, 5.23% of its assets in cash, and 0.29% of its assets in other investments.  Little, if any, of the Existing Portfolio’s assets were invested in alternative assets, as approximately 99% of the Existing Portfolio’s assets were invested in stocks, corporate bonds, mortgage-backed securities, asset-backed securities, cash and cash equivalents, government and government-related securities, municipal securities, and convertible bonds

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $201.60 million.  As of December 31, 2015, the proposed Substitution will involve approximately $41.42 million of the net assets of the Existing Portfolio’s Class A shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I shares will have approximately $87.15 million in net assets.  The Replacement Portfolio will have approximately $106.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Deutsche Global Income Builder VIP	Global Atlantic BlackRock Allocation Portfolio(193)
Share Class	Class A	Class I
Management Fee	0.37%	0.22%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.23%	0.09%
Acquired Fund Fees and Expenses	0.03%	0.19%
Total Annual Operating Expenses	0.63%	0.50%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.63%	0.50%
Management Fee Breakpoint Schedule	First $250m - 0.370% Next $750m - 0.345% Thereafter - 0.310%	0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Deutsche Global Income Builder VIP
Class A	(1.44)%	5.86%	4.36%	—
S&P Target Risk Moderate Index (reflects no deduction for fees, expenses or taxes)	(1.06)%	4.87%	4.26%	—
Blended Index (reflects no deduction for fees, expenses or taxes)	(1.21)%	5.44%	4.91%	—

(193)  “Other Expenses” are estimated for the current fiscal year.

Replacement Portfolio — Global Atlantic BlackRock Allocation Portfolio
Class I	—	—	—	—
S&P Target Risk® Growth Index (reflects no deduction for fees, expenses, or taxes)	(1.06)%	5.42%	—	—

Contracts Affected

Product Codes of Contracts Affected
Existing Portfolio (Class A) replaced by Replacement Portfolio (Class I)
KG Separate Account	PRD228; PRD226; PRD351; PRD352; PRD230
KGC Separate Account	PRD227

Substitution No. 76.	Fidelity VIP Asset Manager Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Fidelity VIP Asset Manager Portfolio (Initial Class)	Global Atlantic BlackRock Allocation Portfolio (Class I)
Fidelity VIP Asset Manager Portfolio (Service Class 2)	Global Atlantic BlackRock Allocation Portfolio (Class II)

Investment Adviser	Investment Adviser
Fidelity Management & Research Company	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)

Fidelity Investments Money Management, Inc.
Fidelity Management & Research Co., Inc.
FMR Investment Management (U.K.) Limited
Fidelity Management & Research (Hong Kong) Limited
Fidelity Management & Research (Japan) Limited

BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The fund seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

Allocating the fund’s assets among three main asset classes: the stock class (equity securities of all types), the bond class (fixed-income securities of all types maturing in more than one year, including lower-quality debt securities which are sometimes referred to as high yield debt securities or junk bonds), and the short-term/money market class (fixed-income securities of all types maturing in one year or less).

Maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.

Adjusting allocation among asset classes gradually within the following ranges: stock class (30%-70%), bond class (20%-60%), and short-term/money market class (0%-50%).

Investing in domestic and foreign issuers.

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Sub-Adviser allocates approximately 40% to 80% of the Portfolio’s assets to Underlying ETFs that invest primarily in equity securities of both U.S. and non-U.S. issuers and 20% to 60% of the Portfolio’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives in both U.S. and non-U.S. markets. In addition, the Underlying ETFs may invest in lower quality debt securities. Such securities are

Investing in Fidelity’s central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines).

sometimes referred to as “junk bonds.”

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, options, currency forwards, and U.S. Treasury securities, and cash equivalents including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio is non-diversified, which allows it to invest a greater percentage of its assets in any one issuer than would otherwise be the case. However, through the Underlying ETFs, the Portfolio will consist of a diversified mix of equity and fixed-income securities.

The Portfolio’s benchmark index is the S&P Target Risk® Growth Index. The S&P Target Risk Growth Index measures the performance of the S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) proprietary allocation model, which is intended to represent a “growth” target risk allocation strategy as defined by S&P Dow Jones Indices. The S&P Target Risk Growth Index seeks to provide increased exposure to equities, while also using some fixed income exposure to dampen risk. S&P Dow Jones Indices’ estimation of a growth target risk allocation may differ from your own.

Principal Risks	Principal Risks
• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Prepayment • Issuer-Specific Changes

•                  Derivatives Risk

•                  ETF Risk

•                  Equity Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Forward Currency Contracts Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Non-Diversification Risk

•                  Over-the-Counter Transactions Risk

•                  Portfolio Structure Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio includes total return.  Each Portfolio seeks to achieve its investment objective by investing in funds that invest in equity and fixed income securities.  Specifically, the Existing Portfolio seeks to maintain a mix of 50% of assets in equity securities, 40% of assets in bonds, and 10% of assets in short-term fixed income securities or money market funds.  The Replacement Portfolio seeks to allocate 40% to 80% of the fund’s net assets in equity securities and 20% to 60% of the fund’s assets in fixed-income securities and/or cash alternatives, such as money market funds.  Each Portfolio invests its assets indirectly through underlying funds.  Each Portfolio may invest in fixed income securities of varying maturities.  In addition, each Portfolio may invest in foreign securities, and each Portfolio may invest in high-yield fixed income securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Portfolios’ principal investment strategies disclose different allocations between equities and fixed income securities.  Nonetheless, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 44.49% of its assets in equities, 37.36% of its assets in fixed income securities, 5.23% of its assets in cash, and 0.29% of its assets in other investments.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.23 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $18.60 million of the net assets of the Existing Portfolio’s Initial Class shares and $0.02 million of the net assets of the Existing Portfolio’s Service Class 2 shares, totaling $18.62 million of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $87.15 million and $19.41 million in net assets, respectively.  The Replacement Portfolio will have approximately $106.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Asset Manager Portfolio	Global Atlantic BlackRock Allocation Portfolio(194)
Share Class	Initial Class	Class I
Management Fee	0.50%	0.22%
Distribution and/or Service Fees (12b-1 fees)	—	—
Other Expenses	0.13%	0.09%
Acquired Fund Fees and Expenses	—	0.19%
Total Annual Operating Expenses	0.63%	0.50%
Fee Waiver / Expense Reimbursement	—	—
Net Annual Operating Expenses	0.63%	0.50%

(194)  “Other Expenses” are estimated for the current fiscal year.

Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b

Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
0 - $3.5200%
3 - 6.4900
6 - 9.4600
9 - 12.4300
12 - 15.4000
15 - 18.3850
18 - 21.3700
21 - 24.3600
24 - 30.3500
30 - 36.3450
36 - 42.3400
42 - 48.3350
48 - 66.3250
66 - 84.3200
84 - 102.3150
102 - 138.3100
138 - 174.3050
174 - 210.3000
210 - 246.2950
246 - 282.2900
282 - 318.2850
318 - 354.2800
354 - 390.2750
390 - 426.2700
426 - 462.2650
462 - 498.2600
498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate 0.2500%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—		—

Share Class	Service Class 2		Class II
Management Fee	0.50%		0.22%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.25%
Other Expenses	0.13%		0.09%
Acquired Fund Fees and Expenses	—		0.19%
Total Annual Operating Expenses	0.88%		0.75%
Fee Waiver / Expense Reimbursement	—		—
Net Annual Operating Expenses	0.88%		0.75%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fee Rate		0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352
	860 - 946.2315
	946 - 1,041.2278
	1,041 - 1,145.2241
	1,145 - 1,260.2204
	1,260 - 1,386.2167
	1,386 - 1,525.2130
	1,525 - 1,677.2093
	1,677 - 1,845.2056
	Over 1,845.2019

	Individual Fund Fee Rate 0.2500%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — Fidelity VIP Asset Manager Portfolio
Initial Class	0.14%	6.09%	5.77%	—
Service Class 2	(0.06)%	5.82%	5.49%	—
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	—
Fidelity Asset Manager 50% Composite Index (reflects no deduction for fees, expenses, or taxes)	0.32%	6.24%	5.17%	—
Replacement Portfolio — Global Atlantic BlackRock Allocation Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P Target Risk® Growth IndexSM (reflects no deduction for fees, expenses, or taxes)	(1.06)%	5.42%	—	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Initial Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class 2) replaced by Replacement Portfolio (Class II)
Group VEL Separate Account	PRD315
Inheritage Separate Account	PRD264; PRD258
IMO Separate Account		PRD303; PRD260
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223
VEL Separate Account	PRD384; PRD267b; PRD267
VEL II Separate Account	PRD268
VEL III Separate Account	PRD248

Substitution No. 77.	LVIP Delaware Foundation Moderate Allocation Fund (Standard Class) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
LVIP Delaware Foundation Moderate Allocation Fund (Standard Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Investment Adviser	Investment Adviser
Lincoln Investment Advisors Corporation	Global Atlantic Investment Advisors, LLC

Sub-Adviser(s)	Sub-Adviser(s)
Delaware Investments Fund Advisers Jackson Square Partners, LLC	BlackRock Investment Management, LLC

Investment Objective	Investment Objective
The investment objective of the LVIP Delaware Foundation® Moderate Allocation Fund (the “Fund”) is to seek capital appreciation with current income as a secondary objective.	The Portfolio seeks to provide total return.

Principal Investment Strategies	Principal Investment Strategies

The Fund is a “target risk fund,” which bases its asset allocation around a level of risk consistent with the Fund’s investment objective. The Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the Fund offers broad diversification while seeking to achieve its investment objective.

The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the Fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the Fund.

•                  U.S. Equity

•                 Target Allocation: 30%

•                  Ranges: 10-40%

•                  International Equity

•                  Target Allocation: 22.5%

•                  Ranges: 10-40%

•                  Emerging Markets

•                  Target Allocation: 7.5%

•                  Ranges: 0-15%

•                  Global Real Estate

•                  Target Allocation: 0%

•                  Ranges: 0-15%

•                  Fixed-Income

•                  Target Allocation: 38%

•                  Ranges: 20-50%

•                  Cash Equivalents

•                  Target Allocation: 2%

•                  Ranges: 0-15%

An active allocation approach is used when selecting investments for the Fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the Fund within each asset class are listed below:

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Sub-Adviser allocates approximately 40% to 80% of the Portfolio’s assets to Underlying ETFs that invest primarily in equity securities of both U.S. and non-U.S. issuers and 20% to 60% of the Portfolio’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives in both U.S. and non-U.S. markets. In addition, the Underlying ETFs may invest in lower quality debt securities. Such securities are sometimes referred to as “junk bonds.”

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, options, currency forwards, and U.S. Treasury securities, and cash equivalents including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio is non-diversified, which allows it to invest a greater percentage of its assets in any one issuer than would otherwise be the case. However, through the Underlying ETFs, the Portfolio will consist of a diversified mix of equity and fixed-income securities.

The Portfolio’s benchmark index is the S&P Target Risk® Growth Index. The S&P Target Risk Growth Index measures the performance of the S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) proprietary allocation model, which is intended to represent a “growth” target risk allocation strategy as defined by S&P Dow Jones Indices. The S&P Target Risk Growth Index seeks to provide increased exposure to equities, while also using some fixed income exposure to dampen risk. S&P Dow Jones Indices’ estimation of a growth target risk allocation may differ from your own.

U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.

International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.

International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging market country with economies believed to be developing strongly.

Global Real Estate: securities issued by U.S. and non-U.S companies in the real estate sector.

Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. investment grade, U.S. high yield, international developed markets, and emerging markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (“junk bonds”).

Futures and Foreign Currency Transactions: With respect to the international equity, emerging markets and fixed income asset classes, the Fund may invest in futures and closing transactions related thereto. These activities will be entered into for hedging purposes and to facilitate the ability to quickly deploy into the market the Fund’s cash, short-term debt securities, and other money market instruments at times when the Fund’s assets are not fully invested. The Fund may not engage in such transactions to the extent that obligations resulting from these activities, in the aggregate, exceed 25% of its assets. In addition, the Fund may enter into futures contracts and enter into closing transactions with respect to such contracts to hedge or “cross hedge” the currency risks associated with its investments.

Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund may, however, from time to time, purchase or sell foreign currencies and/or engage in forward foreign currency transactions in order to expedite settlement of fund transactions and to minimize currency value fluctuations. The

Fund may also enter into forward contracts to “lock in” the price of a security it has agreed to purchase or sell, in terms of U.S. dollars or other currencies in which the transaction will be consummated.

Information about adviser and sub-advisers: Lincoln Investment Advisors Corporation (“LIA”) serves as the investment adviser to the Fund. The adviser has selected Delaware Investments Fund Advisers (“DIFA”) and Jackson Square Partners, LLC (“Jackson Square”) to serve as the Fund’s sub-advisers. Delaware Investments Advisers Partners, Inc., a company in the corporate chain of control with DIFA, owns 49.9% of Jackson Square. DIFA is responsible for allocating the Fund’s assets among asset classes, including to the U.S. Equity Mid and Large Cap Growth asset class that is managed by Jackson Square. DIFA may change the allocations at any time. Each sub-adviser selects investments for its portion of the Fund based on its own investment style and strategy.

Principal Risks	Principal Risks

•                  Market Risk

•                  Asset Allocation Risk

•                  Growth Stocks Risk

•                  Value Stocks Risk

•                  Small and Medium-Cap Companies Risk

•                  Interest Rate Risk

•                  Credit Risk

•                  Prepayment/Call Risk

•                  Below Investment Grade Bond Risk

•                  Foreign Investments Risk

•                  Emerging Markets Risk

•                  Foreign Currency Risk

•                  Currency Management Strategy Risk

•                  Regional Risk

•                  Derivatives Risk

•                  Real Estate and Real Estate Investment Trusts (REITs) Risk

•                  Derivatives Risk

•                  ETF Risk

•                  Equity Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Forward Currency Contracts Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Non-Diversification Risk

•                  Over-the-Counter Transactions Risk

•                  Portfolio Structure Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of the Existing Portfolio (capital appreciation with current income as a secondary objective) is consistent with the investment objective of the Replacement Portfolio (total return).  Each Portfolio seeks to achieve its investment objective by investing in a portfolio of equity and fixed income securities.  Specifically, the Existing Portfolio seeks to invest approximately 30% of its assets (up to 40%) in equity securities of U.S. companies, 22.5% of its assets (up to 40%) in equity securities of foreign companies, 38% of its assets (up to 50%) in fixed income securities, and 9.5% of its assets in other investments.  With respect to their investments in equity securities, each of the Portfolios may invest in core, growth and/or value stocks.  The Replacement Portfolio seeks to allocate 40% to 80% of the fund’s net assets in equity securities and 20% to 60% of the fund’s assets in fixed-income securities. Each Portfolio may invest in fixed income securities of varying maturities.  In addition, each Portfolio may invest in foreign securities, and each Portfolio may invest in high-yield fixed income securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Portfolios’ principal investment strategies disclose different allocations between equities and fixed income securities; only the Existing Portfolio includes investments in mid-capitalization companies as part of its principal investment strategies; and only the Existing Portfolio may invest in equities from emerging markets as part of its principal investment strategies.  Nonetheless, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 53.72% of its assets in equities, 42.22% of its assets in fixed income securities, 8.39% of its assets in cash, and -4.32% (attributable to short futures contracts) of its assets in other investments.  Of the Existing Portfolio’s equity assets, 75.06% were invested in companies Morningstar classifies as “large” or “giant.”(195) In addition, only 8.91% and 1.28% of the Existing Portfolio’s equity and fixed income assets, respectively, were invested in emerging markets.  Also, although the Replacement Portfolio invests in securities indirectly through exchange-traded funds, the Portfolios ultimately invest in the same asset classes, allocate similar percentages of their assets among equity and fixed income investments, target similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $101.13 million.  As of December 31, 2015, the proposed Substitution will involve approximately $10.23 million of the net assets of the Existing Portfolio’s Standard Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $87.15 million and $19.41 million in net assets, respectively.  The Replacement Portfolio will have approximately $106.56 million in total net assets.

(195)  See supra note 19.

	Existing Portfolio	Replacement Portfolio
	LVIP Delaware Foundation Moderate Allocation Fund	Global Atlantic BlackRock Allocation Portfolio(196)
Share Class	Standard Class	Class I	Class II
Management Fee	0.75%	0.22%	0.22%
Distribution and/or Service Fees (12b-1 fees)	—	—	0.25%
Other Expenses	0.25%	0.09%	0.09%
Acquired Fund Fees and Expenses	0.02%	0.19%	0.19%
Total Annual Operating Expenses	1.02%	0.50%	0.75%
Fee Waiver / Expense Reimbursement	(0.27)%(197)	—	—
Net Annual Operating Expenses	0.75%	0.50%	0.75%
Management Fee Breakpoint Schedule	—	0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	—	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — LVIP Delaware Foundation Moderate Allocation Fund
Standard Class	(1.15)%	5.69%	4.82%	—
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Moderate Composite (reflects no deduction for fees, expenses or taxes)	(1.08)%	5.44%	5.32%	—
Replacement Portfolio — Global Atlantic BlackRock Allocation Portfolio
Class I	—	—	—	—
Class II
S&P Target Risk® Growth Index (reflects no deduction for fees, expenses, or taxes)	(1.06)%	5.42%	—	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Standard Class) replaced by Replacement Portfolio (Class II)
Fulcrum Separate Account		PRD210
Group VEL Separate Account	PRD315
VA-K Separate Account		PRD246; PRD285; PRD246b

(196)  “Other Expenses” are estimated for the current fiscal year.

(197)  Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.73% of the Fund’s average daily net assets for the Standard Class (and 0.98% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

Substitution No. 78.	MFS Total Return Series (Service Class) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
MFS Total Return Series (Service Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)
Investment Adviser	Investment Adviser
Massachusetts Financial Services Company	Global Atlantic Investment Advisors, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	BlackRock Investment Management, LLC
Investment Objective	Investment Objective
The fund’s investment objective is to seek total return.	The Portfolio seeks to provide total return.
Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) invests the fund’s assets in equity securities and debt instruments. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. Debt instruments include corporate bonds, U.S. Government securities, asset-backed securities, foreign government securities, and other obligations to repay money borrowed. MFS seeks to invest between 40% and 75% of the fund’s assets in equity securities and at least 25% of the fund’s assets in fixed-income senior securities.

Of the fund’s investments in equity securities, MFS focuses on investing the fund’s assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies).

While MFS may invest the equity portion of the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

Of the fund’s investments in debt instruments, MFS generally invests substantially all of these investments in investment grade quality debt instruments.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers and instruments. Quantitative models that systematically evaluate issuers and instruments are used by certain of the fund’s equity securities portfolio managers and may also be considered by other portfolio managers.

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

The Portfolio is managed by a sub-adviser, BlackRock Investment Management, LLC (“BlackRock” or the “Sub-Adviser”). Under normal market conditions, the Sub-Adviser allocates approximately 40% to 80% of the Portfolio’s assets to Underlying ETFs that invest primarily in equity securities of both U.S. and non-U.S. issuers and 20% to 60% of the Portfolio’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives in both U.S. and non-U.S. markets. In addition, the Underlying ETFs may invest in lower quality debt securities. Such securities are sometimes referred to as “junk bonds.”

The Portfolio may also invest in securities and derivative contracts, including indexes, swap agreements, futures, options, currency forwards, and U.S. Treasury securities, and cash equivalents including, without limitation, commercial paper, repurchase agreements, and time deposits, as determined by the Sub-Adviser.

The Portfolio is non-diversified, which allows it to invest a greater percentage of its assets in any one issuer than would otherwise be the case. However, through the Underlying ETFs, the Portfolio will consist of a diversified mix of equity and fixed-income securities.

The Portfolio’s benchmark index is the S&P Target Risk® Growth Index. The S&P Target Risk Growth Index measures the performance of the S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) proprietary allocation model, which is intended to represent a “growth” target risk allocation strategy as defined by S&P Dow Jones Indices. The S&P Target Risk Growth Index seeks to provide increased exposure to equities, while also using some fixed income exposure to dampen risk. S&P Dow Jones Indices’ estimation of a growth target risk allocation may differ from your own.

Principal Risks	Principal Risks
• Stock Market/Company Risk • Value Company Risk • Debt Market Risk • Interest Rate Risk • Credit Risk • Foreign Risk • Prepayment/Extension Risk • Liquidity Risk • Investment Selection Risk

•                  Derivatives Risk

•                  ETF Risk

•                  Equity Risk

•                  Fixed Income Risk

•                  Foreign Currency Risk

•                  Foreign Investment Risk

•                  Forward Currency Contracts Risk

•                  Issuer Risk

•                  Junk Bond Risk

•                  Limited History of Operation Risk

•                  Management Risk

•                  Market Risk

•                  Non-Diversification Risk

•                  Over-the-Counter Transactions Risk

•                  Portfolio Structure Risk

•                  Settlement Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks.  The investment objective of each Portfolio is total return.  Each Portfolio seeks to achieve its investment objective by investing in a portfolio of equity and fixed income securities.  Specifically, the Existing Portfolio seeks to invest between 40% and 75% of the fund’s assets in equity securities and at least 25% of the fund’s assets in fixed-income securities, and the Replacement Portfolio seeks to allocate 40% to 80% of the fund’s net assets in equity securities and 20% to 60% of the fund’s assets in fixed-income securities.  With respect to their investments in equity securities, each Portfolio focuses on the equity securities of large-capitalization U.S. companies.  With respect to their investments in fixed income securities, each Portfolio generally invests only in investment-grade debt instruments.  Each Portfolio may invest in fixed income securities of varying maturities.  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Portfolios’ principal investment strategies disclose different allocations between equities and fixed income securities.  Nonetheless, the Existing Portfolio invests its assets in a manner that compliments the Replacement Portfolio’s principal investment strategies.  According to Morningstar, as of June 30, 2016, the Existing Portfolio invested 59.38% of its assets in equities, 38.54% of its assets in fixed income securities, 1.70% of its assets in cash, and 0.38% of its assets in other investments.  Only the Existing Portfolio may invest in the equity securities of companies of any size as part of its principal investment strategies. However, both Portfolios primarily invest in large-capitalization companies.  Indeed, according to Morningstar, as of June 30, 2016, the Existing Portfolio invested 89.79% of its equity assets in securities of companies Morningstar classifies as “large” or “giant.”(198)  Only the Replacement Portfolio invests in below investment grade fixed

(198)  See supra note 19.

income securities as part of its principal investment strategies.  However, the Existing Portfolio has the flexibility to invest a portion of its assets in below investment grade fixed income securities.(199)  Also, only the Replacement Portfolio invests in equity and fixed income securities indirectly through underlying exchange-traded funds.  Nonetheless, the Portfolios ultimately invest in the same asset classes, allocate similar percentages of their assets among equity and fixed income investments, target similar market capitalizations, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.61 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $12.95 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.  Based on assets as of December 31, 2015, immediately after the Substitutions proposed in this Application are effected, the Replacement Portfolio’s Class I and Class II shares will have approximately $87.15 million and $19.41 million in net assets, respectively.  The Replacement Portfolio will have approximately $106.56 million in total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Total Return Series	Global Atlantic BlackRock Allocation Portfolio(200)
Share Class	Service Class	Class I	Class II
Management Fee	0.66%	0.22%	0.22%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%
Other Expenses	0.04%	0.09%	0.09%
Acquired Fund Fees and Expenses	—	0.19%	0.19%
Total Annual Operating Expenses	0.95%	0.50%	0.75%
Fee Waiver / Expense Reimbursement	(0.05)%(201)	—	—
Net Annual Operating Expenses	0.90%	0.50%	0.75%
Management Fee Breakpoint Schedule	0.75% of the first $3b 0.65% of the next $2b 0.50% in excess of $5b	0.22% of the first $1b 0.21% of the next $1b 0.20% over $2b

(199)  See MFS Variable Insurance Trust (File Nos. 811-8326; 033-74668), post-effective amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 28, 2016).

(200)  “Other Expenses” are estimated for the current fiscal year.

(201)  MFS has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund’s investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 0.90% of the fund’s average daily net assets annually for Service Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	—	0.25%

Performance History

	1 Year	5 Years	10 Years	Since Portfolio Inception
Existing Portfolio — MFS Total Return Series
Service Class	(0.58)%	7.56%	5.29%	—
Standard & Poor’s 500® Stock Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	—
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	3.25%	4.51%	—
MFS Total Return Blended Index (reflects no deduction for fees, expenses or taxes)	1.28%	8.95%	6.48%	—
Replacement Portfolio — Global Atlantic BlackRock Allocation Portfolio
Class I	—	—	—	—
Class II	—	—	—	—
S&P Target Risk® Growth Index (reflects no deduction for fees, expenses, or taxes)	(1.06)%	5.42%	—	—

Contracts Affected

Product Codes of Contracts Affected
	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class I)	Existing Portfolio (Service Class) replaced by Replacement Portfolio (Class II)
Select Separate Account		PRD233; PRD234; PRD215; PRD235; PRD236
Select Separate Account III		PRD314
IMO Separate Account		PRD303; PRD260; PRD263
VA-K Separate Account	PRD202; PRD206; PRD212; PRD223

D.            Contract-Level Information

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the 78 Existing Portfolios held by the Separate Accounts with shares of the 13 Replacement Portfolios.  In selecting the Replacement Portfolios, Commonwealth sought to simplify fund lineups while reducing costs to Contract owners and maintaining a high-quality menu of investment options that would offer a similar diversity of investment options after the proposed Substitutions as is currently available under the Contracts.

Provided below is contract-level information for the Contracts, including information related to (1) the number of investment options and investment styles under the Contracts before and after the proposed substitutions and (2) subaccounts that are currently closed to allocations of new premium payments and transfers of Contract value by existing Contract owners that will be available to new investments once the proposed Substitutions are effected.

1.              Number of Underlying Registered Open-End Management Investment Companies and Investment Styles Under Each Contract Before and After the Proposed Substitutions

The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application.  The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application.

TABLE IV.D.1.

1933 Act File No.	Product Code	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	No. of Morningstar Categories Before / After Sub.
Select Separate Account (File No. 811-06632)
333-92115	PRD233	51 / 23	43 / 15	5 / 5	2 / 2	1 / 1	4 / 4
333-63093	PRD234	51 / 23	43 / 15	5 / 5	2 / 2	1 / 1	4 / 4
333-86274	PRD215	35 / 16	29 / 10	3 / 3	2 / 2	1 / 1	4 / 4
033-47216	PRD235	52 / 24	43 / 15	5 / 5	3 / 3	1 / 1	4 / 4
333-78245	PRD236	52 / 24	43 / 15	5 / 5	3 / 3	1 / 1	4 / 4
Select Separate Account II (File No. 811-08746)
033-83604	PRD259	18 / 11	15 / 8	2 / 2	0 / 0	1 / 1	3 / 3
Select Separate Account III (File No. 811-08859)
333-58551	PRD261	19 / 12	15 / 8	3 / 3	0 / 0	1 / 1	3 / 3
333-84306	PRD314	33 / 16	27 / 10	3 / 3	2 / 2	1 / 1	4 / 4
Fulcrum Separate Account (File No. 811-07799)
333-11377	PRD210	14 / 11	11 / 8	1 / 1	1 / 1	1 / 1	4 / 4
Group VEL Separate Account (File No. 811-08704)
033-82658	PRD315	37 / 20	28 / 14	6 / 4	2 / 1	1 / 1	4 / 4
Inheritage Separate Account (File No. 811-08120)
033-70948	PRD264	21 / 13	16 / 8	3 / 3	1 / 1	1 / 1	4 / 4
	PRD258	22 / 13	17 / 8	3 / 3	1 / 1	1 / 1	4 / 4
FUVUL Separate Account (File No. 811-09731)
333-93031	PRD209	7 / 6	6 / 5	0 / 0	0 / 0	1 / 1	2 / 2
IMO Separate Account (File No. 811-09529)
333-84879	PRD303	58 / 22	49 / 15	5 / 4	3 / 2	1 / 1	4 / 4
	PRD260	58 / 23	49 / 16	5 / 4	3 / 2	1 / 1	4 / 4
333-90995	PRD263	54 / 23	46 / 16	5 / 4	2 / 2	1 / 1	4 / 4
KG Separate Account (File No. 811-07767)
333-09965	PRD228	23 / 18	14 / 11	4 / 3	4 / 3	1 / 1	4 / 4
333-63091	PRD226	22 / 17	14 / 11	4 / 3	3 / 2	1 / 1	4 / 4
333-46716	PRD351	21 / 17	13 / 11	4 / 3	3 / 2	1 / 1	4 / 4
	PRD352	21 / 17	13 / 11	4 / 3	3 / 2	1 / 1	4 / 4

333-81019	PRD230	22 / 18	13 / 11	4 / 3	4 / 3	1 / 1	4 / 4
KGC Separate Account (File No. 811-07777)
333-10283	PRD227	21 / 17	13 / 11	4 / 3	3 / 2	1 / 1	4 / 4
VA-K Separate Account (File Nos. 811-06293; 811-06293-01)
033-39702	PRD202	51 / 23	41 / 14	5 / 5	4 / 3	1 / 1	4 / 4
	PRD206	51 / 23	41 / 14	5 / 5	4 / 3	1 / 1	4 / 4
333-81861	PRD212	49 / 21	40 / 13	5 / 5	3 / 2	1 / 1	4 / 4
333-38274	PRD223	51 / 22	42 / 14	5 / 5	3 / 2	1 / 1	4 / 4
333-90543	PRD205	14 / 10	12 / 8	1 / 1	0 / 0	1 / 1	3 / 3
333-81281	PRD246b	28 / 16	23 / 12	3 / 2	1 / 1	1 / 1	4 / 4
033-44830	PRD246	28 / 16	23 / 12	3 / 2	1 / 1	1 / 1	4 / 4
	PRD285	28 / 16	23 / 12	3 / 2	1 / 1	1 / 1	4 / 4
VA-P Separate Account (File No. 811-08848)
333-64831	PRD217	15 / 11	11 / 8	3 / 2	0 / 0	1 / 1	3 / 3
033-85916	PRD218	15 / 11	11 / 8	3 / 2	0 / 0	1 / 1	3 / 3
333-81017	PRD219	15 / 11	11 / 8	3 / 2	0 / 0	1 / 1	3 / 3
VEL Separate Account (File No. 811-05183)
033-42687	PRD384	22 / 15	16 / 9	3 / 3	1 / 1	2 / 2	4 / 4
033-90320	PRD267b	21 / 13	15 / 7	3 / 3	1 / 1	2 / 2	4 / 4
033-14672	PRD267	21 / 13	15 / 7	3 / 3	1 / 1	2 / 2	4 / 4
VEL II Separate Account (File No. 811-07466)
033-57792	PRD268	21 / 13	16 / 8	3 / 3	1 / 1	1 / 1	4 / 4
VEL III Separate Account (File No. 811-08857)
333-58385	PRD248	21 / 13	16 / 8	3 / 3	1 / 1	1 / 1	4 / 4

2.              Currently-Closed Subaccounts

Some subaccounts that invest in the Existing Portfolios are “closed” to new investment by Contract owners.  Assets currently allocated to a closed subaccount may be withdrawn from the subaccount (e.g., via surrender, transfer, payment of Contract fees and charges), but new premium payments may not be allocated to the closed subaccount, nor may Contract value allocated to another subaccount or fixed account be transferred to the closed subaccount.

The currently-closed subaccounts correspond to the Existing Portfolios listed below.  The closed subaccounts that invest in the Existing Portfolios will invest in the Replacement Portfolios once the proposed Substitutions are effected.  And, immediately following the proposed Substitutions, all subaccounts that invest in the Replacement Portfolios will be available for the allocation of premium payments and transfers of Contract value by Contract Owners.

TABLE IV.D.2.

Existing Portfolios Corresponding to Currently-Closed Subaccounts	Affected Contracts (Product Code(s))
AB Global Thematic Growth (Class B)	PRD260; PRD303; PRD215; PRD263; PRD233; PRD246b
AB Small/Mid Cap Value Portfolio (Class B)	PRD260; PRD303; PRD263
AB Value Portfolio (Class B)	PRD212; PRD314; PRD260; PRD303; PRD263
Delaware VIP International Value Equity Series (Standard Class)	PRD212
Delaware VIP Smid Cap Growth Series (Service Class)	PRD212
Deutsche Large Cap Value VIP (Class A)	PRD212
Dreyfus Midcap Stock Portfolio (Initial Class)	PRD228; PRD227; PRD351; PRD352; PRD226; PRD230
Fidelity VIP Contrafund Portfolio (Initial Class)	PRD260
Fidelity VIP Contrafund Portfolio (Service Class)	PRD303
Fidelity VIP Growth & Income Portfolio (Initial Class)	PRD260; PRD263
Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	PRD212
Fidelity VIP Mid Cap Portfolio (Initial Class)	PRD260
Fidelity VIP Mid Cap Portfolio (Service Class 2)	PRD314; PRD303
Fidelity VIP Overseas Portfolio (Initial Class)	PRD212
Fidelity VIP Value Strategies (Service Class 2)	PRD212; PRD260; PRD303; PRD263
Franklin Growth & Income VIP Fund (Class 2)	PRD212; PRD303
Franklin Large Cap Growth VIP Fund (Class 2)	PRD314; PRD260; PRD303; PRD215; PRD263; PRD233
Franklin Mutual Shares VIP Fund (Class 2)	PRD212; PRD205
Franklin Small Cap Value VIP Fund (Class 2)	PRD223; PRD212; PRD260; PRD303; PRD263
Invesco V.I. American Franchise Fund (Series I)	PRD218; PRD217; PRD219; PRD212; PRD260; PRD263
Invesco V.I. Core Equity Fund (Series II)	PRD314
Invesco V.I. Mid Cap Growth Fund (Series I)	PRD235; PRD234; PRD236; PRD260; PRD303; PRD263; PRD233
Janus Aspen Enterprise Portfolio (Service Shares)	PRD260; PRD263
Janus Aspen Janus Portfolio (Service Shares)	PRD212
Lazard Retirement International Equity Portfolio (Service Shares)	PRD210
MFS Mid Cap Growth Series (Service Class)	PRD260; PRD303; PRD263
MFS New Discovery Series (Service Class)	PRD212; PRD215; PRD233
Oppenheimer Capital Appreciation Fund/VA (Service Shares)	PRD212; PRD260; PRD303; PRD263
Oppenheimer Global Fund/VA (Service Shares)	PRD260; PRD303; PRD263
Oppenheimer Main Street Fund/VA (Service Shares)	PRD260; PRD303; PRD215; PRD263; PRD233
Pioneer Fund VCT Portfolio (Class II)	PRD263
Pioneer High Yield VCT Portfolio (Class II)	PRD263
Templeton Foreign VIP Fund (Class 2)	PRD260; PRD303; PRD263

The following table lists the total number of subaccounts that are open and closed to new investment by Contract owners before and after the proposed Substitutions.  As reflected in the table below, of the Contracts with at least one closed subaccount, all but one Contract will have fewer, and in some cases substantially fewer, closed subaccounts.

TABLE IV.D.3.

1933 Act File No.	Product Code	Total No. of Subaccounts Before and After the Proposed Substitutions	Total No. of Open Subaccounts Before and After the Proposed Substitutions	Total No. of Closed Subaccounts Before and After the Proposed Substitutions
Select Separate Account (File No. 811-06632)
333-92115	PRD233	51 / 23	43 / 21	8 / 2
333-63093	PRD234	51 / 23	49 / 22	2 / 1
333-86274	PRD215	35 / 16	29 / 14	6 / 2
033-47216	PRD235	52 / 24	50 / 23	2 / 1
333-78245	PRD236	52 / 24	50 / 23	2 / 1
Select Separate Account II (File No. 811-08746)
033-83604	PRD259	18 / 11	18 / 11	0 / 0
Select Separate Account III (File No. 811-08859)
333-58551	PRD261	19 / 12	19 / 12	0 / 0
333-84306	PRD314	33 / 16	29 / 16	4 / 0
Fulcrum Separate Account (File No. 811-07799)
333-11377	PRD210	14 / 11	12 / 10	2 / 1
Group VEL Separate Account (File No. 811-08704)
033-82658	PRD315	37 / 20	37 / 20	0 / 0
Inheritage Separate Account (File No. 811-08120)
033-70948	PRD264	21 / 13	21 / 13	0 / 0
	PRD258	22 / 13	22 / 13	0 / 0
FUVUL Separate Account (File No. 811-09731)
333-93031	PRD209	7 / 6	7 / 6	0 / 0
IMO Separate Account (File No. 811-09529)
333-84879	PRD303	58 / 22	41 / 20	17 / 2
	PRD260	58 / 23	38 / 20	20 / 3
333-90995	PRD263	54 / 23	34 / 20	20 / 3
KG Separate Account (File No. 811-07767)
333-09965	PRD228	23 / 18	21 / 17	2 / 1
333-63091	PRD226	22 / 17	20 / 16	2 / 1
333-46716	PRD351	21 / 17	19 / 16	2 / 1
	PRD352	21 / 17	19 / 16	2 / 1
333-81019	PRD230	22 / 18	20 / 17	2 / 1
KGC Separate Account (File No. 811-07777)
333-10283	PRD227	21 / 17	19 / 16	2 / 1
VA-K Separate Account (File Nos. 811-06293; 811-06293-01)
033-39702	PRD202	51 / 23	51 / 23	0 / 0
	PRD206	51 / 23	50 / 22	1 / 1
333-81861	PRD212	49 / 21	31 / 17	18 / 4
333-38274	PRD223	51 / 22	49 / 21	2 / 1
333-90543	PRD205	14 / 10	12 / 9	2 / 1
333-81281	PRD246b	28 / 16	27 / 16	1 / 0
033-44830	PRD246	28 / 16	28 / 16	0 / 0
	PRD285	28 / 16	28 / 16	0 / 0
VA-P Separate Account (File No. 811-08848)
333-64831	PRD217	15 / 11	14 / 11	1 / 0
033-85916	PRD218	15 / 11	14 / 11	1 / 0
333-81017	PRD219	15 / 11	14 / 11	1 / 0

1933 Act File No.	Product Code	Total No. of Subaccounts Before and After the Proposed Substitutions	Total No. of Open Subaccounts Before and After the Proposed Substitutions	Total No. of Closed Subaccounts Before and After the Proposed Substitutions
VEL Separate Account (File No. 811-05183)
033-42687	PRD384	22 / 15	22 / 15	0 / 0
033-90320	PRD267b	21 / 13	21 / 13	0 / 0
033-14672	PRD267	21 / 13	21 / 13	0 / 0
VEL II Separate Account (File No. 811-07466)
033-57792	PRD268	21 / 13	21 / 13	0 / 0
VEL III Separate Account (File No. 811-08857)
333-58385	PRD248	21 / 13	21 / 13	0 / 0

E.            Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.              Redemption or Purchase of Shares.

Commonwealth will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application; however, Commonwealth will likely need to effect the Substitutions over a period of time for administrative reasons.  As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash or in-kind.(202)  The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times.(203)  Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.  As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Contract owner is entitled will have the same value immediately after the Substitution as immediately before the Substitution.

(202)  All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group.  See Signature Financial Group (pub. avail. Dec. 28, 1999) (“Signature”).

(203)  For administrative convenience, the in-kind transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Portfolio and the custodian for the corresponding Replacement Portfolio, followed by the distribution of shares of the Replacement Portfolio to the applicable Separate Account(s).

In the event that a Replacement Portfolio declines, or Global Atlantic declines to accept on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, the Section 26 Applicants expect that such Existing Portfolio will instead provide cash equal to the value of the declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.  Commonwealth and/or its affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting the Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.  From the date the Pre-Substitution Notice, as defined below, through 30 days following the Substitution Date, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations.  Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations.  Moreover, Commonwealth will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.(204)

Finally, before effecting any Substitution, Commonwealth shall have satisfied itself that (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

(204)  An exception to this would be restrictions that Commonwealth may impose to detect or deter market timing activities and disruptive, frequent trading activities by Contract owners or their agents.

2.              Limits on Expenses

For each Substitution, the Section 26 Applicants estimate that total and net annual operating expenses of the Replacement Portfolio are lower than, or equal to, those of the Existing Portfolio.  Moreover, for each Substitution, the combined management fee and Rule 12b-1 fee of the Replacement Portfolio is lower than, or equal to, that of the Existing Portfolio.  Consistent with prior substitution applications, the Section 26 Applicants agree that, for a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, Commonwealth or an affiliate thereof (other than the Trust) will reimburse, on the last business day of each fiscal quarter, the Contract owners who were Contract owners on the Substitution Date to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application.  In addition, Commonwealth will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

3.              Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date  (the “Pre-Substitution Notice”).  Pre-Substitution Notices sent to Contract owners (including Inactive Contract owners) will be filed with the Commission pursuant to Rule 497 under the 1940 Act.

In addition, the Pre-Substitution Notice will:

•                  Advise Contract owners that Contract values attributable to investments in the Existing Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply and without being subject to any limitations on transfers, on the Substitution Date;

•                  State that, from the date of the Pre-Substitution Notice through the date 30 days after the Substitutions, Contract owners may make at least one transfer of Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available subaccount without charge and without imposing any transfer limitations; and

•                  Inform Contract owners that, except as described in the disruptive transfers or market timing provisions of the relevant prospectus, Commonwealth will not exercise any rights reserved under the Contracts to impose restrictions on transfers among the subaccounts under the Contracts, including limitations on the future number of transfers, through at least 30 days after the Substitution Date.

As of the date of this Application, the Pre-Substitution Notices have not been sent to Contract owners.

The Section 26 Applicants will also deliver to affected Contract owners (including Inactive Contract owners), at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.  In addition, within five business days after the Substitution Date, Contract owners (including Inactive Contract owners) whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified.  The Confirmation also will restate the information set forth in the Pre-Substitution Notice.  The Confirmation will also reflect the values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

4.              State Approval

Commonwealth will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.                                    REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.            Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.(205)  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

(205)  House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

B.            Basis for a Section 26(c) Order

As previously indicated, Commonwealth has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts.  The Contracts and the Contracts’ prospectuses disclose this right.  Commonwealth has reserved this right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account.  Additionally, Commonwealth intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit Commonwealth, the Separate Accounts, and Contract owners.

Each Replacement Portfolio and its corresponding Existing Portfolio(s) have substantially similar investment objectives, strategies, and risks.  To the extent that differences in the objectives, strategies, and risks do exist, the Section 26 Applicants believe that those differences do not introduce Contract owners to materially greater risks than before the Substitution.  Any impact on the investment programs of affected Contract owners should be negligible.(206)

Furthermore, the ultimate effect of the proposed Substitutions will be to streamline and simplify the investment line-ups that are available to Contract owners while reducing expenses and continuing to provide Contract owners with a wide array of investment options.  The proposed Substitutions will not reduce in any manner the nature or quality of the available investment options.  The Substitutions also will permit Commonwealth to present information to its Contract owners in a simpler and more concise manner.  It is anticipated that after the proposed Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts.

Each Substitution protects the Contract owners who have Contract value allocated to an Existing Portfolio by providing Replacement Portfolios with substantially similar investment objectives, strategies, and risks, and providing Contract owners with investment options that would have total and net annual operating expense ratios that are lower than, or equal to, their corresponding investment options before the Substitutions.  In addition, the Section 26 Applicants submit that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,(207) including substitution applications

(206)  As similarly stated previously in the Application, the Section 26 Applicants cannot predict the effect that the relative future performance of any Existing Portfolio or Replacement Portfolio may have on affected Contract owners.

(207)  See, e.g., Allianz Life Insurance Company of North America, et al., Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC-32227 (Aug. 23, 2016) (Order), File No. 812-14589; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb, 19, 2016) (Order), File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order), File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-31599 (May 12, 2015) (Order), File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order), File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order), File No. 812-14221; Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order), File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order), File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order), File No. 812-14036; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. IC-28815 (July 8, 2009) (Order), File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order), File No. 812-13588.

that involved replacement funds with no or a limited history of operations(208) and replacement portfolios that primarily rely on quantitative techniques to select securities.(209)

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts.  In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts.  Accordingly, after the proposed Substitutions, each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract.  In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the proposed Substitutions will not adversely affect any features or riders under the Contracts because none of the features or riders have any investment restrictions.  Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date.  This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners.  The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.

(208)  See, e.g., Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order), File No. 812-14203; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Nationwide Life Insurance Company, et al., Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Nationwide Life Ins. Co., et al., Rel. No. IC-28815 (July 8, 2009) (Order), File No. 812-13495.

(209)  See, e.g., John Hancock Life Insurance Company, et al., Rel. No. IC-27781 (Apr. 16, 2007) (Order), File No. 812-13318.

Specifically, the proposed Substitutions will not affect the type of benefits offered by Commonwealth under the Contracts, or numerous other rights and privileges associated with the Contracts.  In deciding to purchase the Contract, a Contract owner may have considered Commonwealth’s financial condition or reputation for service.  These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.                               REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the proposed Substitutions.

A.            Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts.  Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios.  Accordingly, to the extent Commonwealth and the Existing Portfolios, and Commonwealth and the Replacement Portfolios, are deemed to be affiliated persons of one another under Section 2(a)(3) or Section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a).  As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application.(210)

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.            Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in this Application, the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned.  The Section 17 Applicants also submit that the proposed in-kind purchases by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust’s current registration statement and reports filed under the 1940 Act.  Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

1.              Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Separate Accounts of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to ensure that the terms of the proposed transactions are reasonable and fair to all participants.  The Section 17 Applicants maintain that the terms of the proposed in-kind transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7.  The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contract held by the

(210)  The Signature Financial Group no-action letter cannot be used by the Replacement Portfolios with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash. As noted in the Application, any redemptions in kind effected in connection with the Substitutions would be executed in accordance with the Signature Financial Group no-action letter.  See supra note 202.

affected Contract owners.  The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The fees and charges under the Contracts will not increase because of the Substitutions.  Even though the Separate Accounts, Commonwealth and the Trust may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,(211) and then adopted,(212) Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”  The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all, of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule 17a-7 in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate.  Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies.  Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching.  Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies.  For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex.  Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met.  Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold.  The Commission

(211)  Inv. Co. Act Rel. No. 4604 (May 20, 1966).

(212)  Inv. Co. Act Rel. No. 4697 (Sept. 8, 1966).

has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the [1940] Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the [1940] Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly.  Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(213)

The board of trustees of the Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trust may purchase and sell securities to and from their affiliates.  The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash.  Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business.  In particular, Commonwealth (or any of its affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any Contract owners.  Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent current market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act.  No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

2.              Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed in-kind purchases, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash.  To assure that the second of these conditions is met, Global Atlantic will examine the portfolio securities being offered to each Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

(213)  Inv. Co. Act Rel. No. 11136 (Apr. 21, 1980) (proposing release).

3.              Consistency with the General Purposes of the 1940 Act

The proposed in-kind purchases, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act.  The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent.  In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities….

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(214)  In these cases, the Commission issued an order pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.              Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting the Separate Accounts, Commonwealth, the Trust and each Replacement Portfolio from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit Commonwealth on behalf of the Separate Accounts to carry out, as part of the

(214)  See, e.g., MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order), File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order), File No. 812-14063; AXA Equitable Life Insurance Company, et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order), File No. 812-14036; Mutual of America Life Insurance Company, et al., Rel. No. IC-30335 (Dec. 31, 2012) (Order), File No. 812-14059; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Allianz Life Insurance Company of North America, et al., Rel. No. IC-29716 (July 6, 2011) (Order), File No. 812-13821; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. IC-28815 (July 8, 2009) (Order), File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order), File No. 812-13588.

Substitutions, the in-kind purchase of shares of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the 1940 Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the 1940 Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VII.                          CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed Substitutions meet the standards of Section 17(b) of the 1940 Act.  As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and exemption pursuant to Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VIII.                     APPLICANTS’ CONDITIONS

The Section 26 Applicants, and Global Atlantic as applicable, agree that any order granting the requested relief will be subject to the following conditions.

1.              The Substitutions will not be effected unless Commonwealth determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.              After the Substitution Date, Global Atlantic will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order, or any replacement order from the Commission, with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission.

3.              Commonwealth or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

4.              The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

5.              The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

6.              The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

7.              Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8.              All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 7 above.  In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least thirty days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

9.              The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

10.       For a period of two years following the Substitution Date, for Contract owners who were Contract owners as of the Substitution Date, Commonwealth or an affiliate thereof (other than the Trust) will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application.  In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

IX.                              PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

X.                                   REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and relief, respectively, sought by this Application. The Applicants submit that the requested approval and exemption are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

XI.                              NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

132 Turnpike Road Suite 210

Southborough, MA 01772

Forethought Variable Insurance Trust

Global Atlantic Investment Advisors, LLC

300 N. Meridian Street, Suite 1800

Indianapolis, IN 46204

The Applicants further state that all questions concerning this Application should be directed to either:

Mary Jane Wilson-Bilik ((202) 383-0660)

Cynthia R. Beyea ((202) 383-0472)

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

XII.                         AUTHORIZATIONS

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

Under the certificate of incorporation and by-laws of Commonwealth, Commonwealth’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of the Separate Accounts, as unit investment trusts, are conducted by Commonwealth, as depositor thereof.  In accordance with Commonwealth’s certificate of incorporation and by-laws, resolutions were adopted by a unanimous written consent of the board of directors authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek orders of approval and exemption pursuant to Sections 26(c) and 17(b), respectively, of the 1940 Act and other regulatory filings in connection with this Application.  All requirements of the governing documents of Commonwealth and the Separate Accounts have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of Commonwealth and the Separate Accounts is fully-authorized to execute and file this Application on their behalf.  The resolutions authorizing Commonwealth and the Separate Accounts to file this Application were included in the initial filing of the Application filed on April 29, 2016.  These resolutions remain in full force and effect and are hereby incorporated by reference.

Forethought Variable Insurance Trust

Under the Trust’s declaration of trust, the Trust’s business and affairs are overseen by its board of trustees.  In accordance with the Trust’s declaration of trust, resolutions were adopted by a vote of the board of trustees authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek an order of exemption pursuant to Section 17(b) of the 1940 Act and other regulatory filings in connection with this Application.  All requirements of the governing documents of the Trust have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.  The resolutions authorizing the Trust to file this Application were included in the initial filing of the Application filed on April 29, 2016.  These resolutions remain in full force and effect and are hereby incorporated by reference.

Global Atlantic Investment Advisors, LLC

Under the limited liability company agreement of Global Atlantic, Global Atlantic’s business and affairs are overseen by its board of members. In accordance with Global Atlantic’s limited liability company agreement, resolutions were adopted by a vote of the board of members authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(c) of the 1940 and other regulatory filings in connection with this Application.  All requirements of the governing documents of Global Atlantic have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.  The resolutions authorizing Global Atlantic to file this Application were included in the initial filing of the Application filed on April 29, 2016.  These resolutions remain in full force and effect and are hereby incorporated by reference.

XIII.                    SIGNATURES

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

By:	/s/ Nicholas Von Molke
Nicholas Von Molke
President and CEO
October 18, 2016

Forethought Variable Insurance Trust

By:	/s/ Robert M. Arena, Jr.
Robert M. Arena, Jr.
Trustee and President
October 18, 2016

Global Atlantic Investment Advisors, LLC

By:	/s/ Eric D. Todd, CFA
Eric D. Todd, CFA
President
October 18, 2016

XIV.                     VERIFICATIONS

The undersigned states that he has duly executed this Application, dated October 18, 2016, for and on behalf of:

Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company

Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company

Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company

Group VEL Account of Commonwealth Annuity and Life Insurance Company

Inheritage Account of Commonwealth Annuity and Life Insurance Company

Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company

Separate Account IMO of Commonwealth Annuity and Life Insurance Company

Separate Account KG of Commonwealth Annuity and Life Insurance Company

Separate Account KGC of Commonwealth Annuity and Life Insurance Company

Separate Account VA-K of Commonwealth Annuity and Life Insurance Company

Separate Account VA-P of Commonwealth Annuity and Life Insurance Company

Separate Account VEL of Commonwealth Annuity and Life Insurance Company

Separate Account VEL II of Commonwealth Annuity and Life Insurance Company

Separate Account VEL III of Commonwealth Annuity and Life Insurance Company

The undersigned further states that he is the President and CEO of Commonwealth Annuity and Life Insurance Company, which is also the depositor of each Separate Account, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ Nicholas Von Molke
Nicholas Von Molke
President and CEO
Commonwealth Annuity and Life Insurance Company

The undersigned states that he has duly executed this Application, dated October 18, 2016, for and on behalf of Forethought Variable Insurance Trust, that he is Trustee and President of the Trust, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ Robert M. Arena, Jr.
Robert M. Arena, Jr.
Trustee and President
Forethought Variable Insurance Trust

The undersigned states that he has duly executed this Application, dated October 18, 2016, for and on behalf of Global Atlantic Investment Advisors, LLC, that he is President of Global Atlantic, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ Eric D. Todd, CFA
Eric D. Todd, CFA
President
Global Atlantic Investment Advisors, LLC

APPENDIX A

PRINCIPAL RISKS OF THE PORTFOLIOS

Substitution No. 1.	AB Large Cap Growth Portfolio (Class A, Class B) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Existing Portfolio	Replacement Portfolio
AB Large Cap Growth Portfolio (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
AB Large Cap Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as growth, may underperform the market generally.

Focused Portfolio Risk: Investments in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the Portfolio’s net asset value.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the

Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 2.	Deutsche Core Equity VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Core Equity VIP (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

MEDIUM-SIZED COMPANY RISK. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

FOCUS RISK. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as, fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 3.	Delaware VIP U.S. Growth Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Delaware VIP U.S. Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Principal risks include:

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Derivatives risk — Derivatives contracts, such as options and futures, may involve additional expenses (such as the payment of premiums) and are subject to significant loss if a security, or a securities index to which a derivatives contract is associated, moves in the opposite direction from what a portfolio manager anticipated.

Counterparty risk — The risk that a counterparty to a derivatives contract (such as a swap, futures, or options contract) or a repurchase agreement may fail to perform its obligations under the contract or agreement due to, among other reasons, financial difficulties (such as a bankruptcy or reorganization).

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

Foreign risk — The risk that foreign securities (particularly in emerging markets) may be adversely affected by political instability, changes in currency exchange rates, inefficient markets and higher transaction costs, foreign economic conditions, the imposition of economic or trade sanctions, or inadequate or different regulatory and accounting standards.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 4.	Fidelity VIP Contrafund Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Contrafund Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Contrafund Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

You could lose money by investing in the fund.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 5.	Fidelity VIP Growth Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Growth Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments. Foreign Exposure.

Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

“Growth” Investing.  “Growth” stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.

You could lose money by investing in the fund.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 6.	Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes.  Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

You could lose money by investing in the fund.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 7.	Fidelity VIP Growth Opportunities Portfolio (Service Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

“Growth” Investing.  “Growth” stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.

You could lose money by investing in the fund.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 8.	Franklin Large Cap Growth VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Franklin Large Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Growth Style Investing   Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Prices of these companies’ securities may be more volatile than other securities, particularly over the short term.

Focus   To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Smaller and Midsize Companies   Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 9.	Goldman Sachs Strategic Growth Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Goldman Sachs Strategic Growth Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before investing.

Investment Style Risk. Different investment styles (e.g., “growth,” “value” or “quantitative”) tend to shift in and out of favor depending upon market and economic conditions and investor sentiment. The Fund may outperform or underperform other funds that employ a different investment style.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s net asset value (“NAV”) and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Market Risk. The market value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 10.	Goldman Sachs U.S. Equity Insights Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Goldman Sachs U.S. Equity Insights Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before investing.

Investment Style Risk. Different investment styles (e.g., “growth,” “value” or “quantitative”) tend to shift in and out of favor depending upon market and economic conditions and investor sentiment. The Fund employs a “quantitative” style, and may outperform or underperform other funds that employ a different investment style.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s net asset value (“NAV”) and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Management Risk. A strategy used by the Investment Adviser may fail to produce the intended results. The Investment Adviser attempts to execute a complex strategy for the Fund using proprietary quantitative models. Investments selected using these models may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues). There is no guarantee that the Investment Adviser’s use of these quantitative models will result in effective investment decisions for the Fund. Additionally, commonality of holdings across quantitative money managers may amplify losses.

Market Risk. The market value of the securities in which the Fund invests may go up or down in response to the prospects

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

Portfolio Turnover Rate Risk. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders.

Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 11.	Invesco V.I. American Franchise Fund (Series I, II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)

Existing Portfolio	Replacement Portfolio
Invesco V.I. American Franchise Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
Invesco V.I. American Franchise Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

Growth Investing Risk. Growth stocks tend to be more expensive relative to the issuing company’s earnings or assets compared with other types of stock. As a result, they tend to be more sensitive to changes in, or investors’ expectations of, the issuing company’s earnings and can be more volatile.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Mid-Capitalization Companies Risk. Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund’s performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 12.	Invesco V.I. Core Equity Fund (Series I, Series II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Invesco V.I. Core Equity Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Cash/Cash Equivalents Risk. In rising markets, holding cash or cash equivalents will negatively affect the Fund’s performance relative to its benchmark.

Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Foreign Government Debt Risk. Investments in foreign government debt securities (sometimes referred to as sovereign debt securities) involve certain risks in addition to those relating to foreign securities or debt securities generally. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the Fund may have limited recourse in the event of a default against the defaulting government. Without the approval of debt holders, some governmental debtors have in the past been able to reschedule or restructure their debt payments or declare moratoria on payments.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Small- and Mid-Capitalization Companies Risks. Small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

Substitution No. 13.	MFS Growth Series (Initial Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
MFS Growth Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Growth Company Risk:  The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in

Foreign Risk:  Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Liquidity Risk:  It may be difficult to value, and it may not be possible to sell, certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at a price or time that is not advantageous in order to meet redemptions or other cash needs.

Investment Selection Risk:  MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s

Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 14.	MFS Investors Trust Series (Initial Class) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
MFS Investors Trust Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Stock Market/Company Risk: Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Liquidity Risk: It may be difficult to value, and it may not be possible to sell, certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at a price or

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The time that is not advantageous in order to meet redemptions or other cash needs.

Investment Selection Risk: MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 15.	Oppenheimer Capital Appreciation Fund/VA (Service Shares) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth less than what you paid for them. These risks mean that you can lose money by investing in the Fund.

Risks of Investing in Stocks. The value of the Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.

The prices of individual stocks generally do not all move in the same direction at the same time. For example, “growth” stocks may perform well under circumstances in which “value” stocks in general have fallen. A variety of factors can affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized (for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry), fund share values may fluctuate more in response to events affecting the market for those types of securities.

Industry and Sector Focus. At times the Fund may increase

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund’s policy of not concentrating its investments in any one industry.

Risks of Growth Investing. If a growth company’s earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply. Growth companies may be newer or smaller companies that may experience greater stock price fluctuations and risks of loss than larger, more established companies. Newer growth companies tend to retain a large part of their earnings for research, development or investments in capital assets. Therefore, they may not pay any dividends for some time. Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so. During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. Growth stocks may also be more volatile than other securities because of investor speculation.

the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 16.	Pioneer Fund VCT Portfolio (Class I, Class II) replaced by Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Pioneer Fund VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
Pioneer Fund VCT Portfolio (Class II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objectives.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Value style risk. The prices of securities the adviser believes

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Portfolio selection risk. The adviser’s judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect. Risks of investments in real estate related securities. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of warrants and rights. If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the portfolio loses any amount it paid for the warrant. The failure to exercise subscription rights to purchase common shares would result in the dilution of the portfolio’s interest in the issuing company.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Risks of initial public offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Debt securities risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Derivatives risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric.

The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. Illiquid securities and derivatives also may be difficult to value. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.

An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 17.	Alger Capital Appreciation Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Alger Capital Appreciation Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)

Principal Risks	Principal Risks

Equity Securities Risk — As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Growth Stocks Risk — Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

The following risks may also apply:

Smaller Cap Securities Risk — investing in companies of all capitalizations involves the risk that smaller issuers in which the Portfolio invests may have limited product lines or financial resources, or lack management depth. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.

Leverage Risk — the cost of borrowing money to leverage may exceed the returns for the securities purchased or the securities purchased may actually go down in value; thus, the Portfolio’s net asset value can decrease more quickly than if the Portfolio had not borrowed.

Foreign Securities Risk — the Portfolio’s performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.
An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall

Insurance Corporation or any other government agency.

rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 18.	Deutsche CROCI International VIP (Class A) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche CROCI International VIP (Class A)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. In June 2016, citizens of the United Kingdom approved a referendum to leave the European Union (EU), creating economic and political uncertainty. Significant uncertainty exists regarding the timing of the United Kingdom’s anticipated withdrawal from the EU and the effects such withdrawal may have on the United Kingdom, other EU countries and the global economy.

Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than

CROCI (Reg. TM) RISK. The fund will be managed using the CROCI (Reg. TM) Investment Process which is based on portfolio management’s belief that, over time, stocks which display more favorable financial metrics (for example, the CROCI (Reg. TM)( )Economic P/E ratio) as generated by this process may outperform stocks which display less favorable metrics. This premise may not prove to be correct and prospective investors should evaluate this assumption prior to investing in the fund.

The calculation of financial metrics used by the fund (such as, among others, the CROCI (Reg. TM) Economic P/E ratio) are determined by the CROCI (Reg. TM) Investment Strategy and Valuation Group using publicly available information.
This publicly available information is adjusted based on assumptions made by the CROCI (Reg. TM) Investment Strategy and Valuation Group that, subsequently, may prove not to have been correct. As financial metrics are calculated using historical information, there can be no guarantee of the future performance of the CROCI (Reg. TM) strategy.

CURRENCY RISK. Changes in currency exchange rates may affect the value of the fund’s investment and the fund’s share price. To the extent the fund’s forward currency contracts are not successful in hedging against such changes, the fund’s US dollar share price may go down if the value of the local currency of the non-US markets in which the fund invests depreciates against the US dollar. This is true even if the local currency value of securities in the fund’s holdings goes up. Furthermore, the fund’s use of forward currency contracts may eliminate some or all of the benefit of an increase in the value of a foreign currency versus the US dollar. The value of the US dollar measured against other currencies is influenced by a variety of factors. These factors include: interest rates, national debt levels and trade deficits, changes in balances of payments and trade, domestic and foreign interest and inflation rates, global or regional political, economic or financial events, monetary policies of governments, actual or potential government intervention, global energy prices, political instability and government monetary policies and the buying or selling of currency by a country’s government.

In order to minimize transaction costs or for other reasons, the fund’s exposure to non-US currencies of the fund’s investments may not be fully hedged at all times. Currency exchange rates can be very volatile and can change quickly and unpredictably. Therefore, the value of an investment in the fund may also go up or down quickly and unpredictably.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

LIQUIDITY RISK. In certain situations, it may be difficult or more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

ACTIVE TRADING RISK. The fund may trade actively. This could raise transaction costs (thus lowering returns).

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 19.	Delaware VIP International Value Equity Series (Standard Class, Service Class) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Delaware VIP International Value Equity Series (Standard Class, Service Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio.

Principal risks include:

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Foreign risk — The risk that foreign securities (particularly in emerging markets) may be adversely affected by political instability, changes in currency exchange rates, inefficient markets and higher transaction costs, foreign economic conditions, the imposition of economic or trade sanctions, or inadequate or different regulatory and accounting standards.

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

Government and regulatory risk — The risk that governments or regulatory authorities have, from time to time, taken or considered actions that could adversely affect various sectors of the securities markets and significantly affect series performance.

Investments not guaranteed by Delaware Management Company (Manager) or its affiliates — Neither the Manager nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 20.	Fidelity VIP Overseas Portfolio (Initial Class) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Overseas Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

You could lose money by investing in the fund.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the

value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 21.	Invesco V.I. International Growth Fund (Series I) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Invesco V.I. International Growth Fund (Series I)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility.

The principal risks of investing in the Fund are:

Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

the foreign issuer.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Emerging Markets Securities Risk. Emerging markets (also referred to as developing markets) are generally subject to greater market volatility, political, social and economic instability, uncertain trading markets and more governmental limitations on foreign investment than more developed markets. In addition, companies operating in emerging markets may be subject to lower trading volume and greater price fluctuations than companies in more developed markets. Securities law and the enforcement of systems of taxation in many emerging market countries may change quickly and unpredictably. In addition, investments in emerging markets securities may also be subject to additional transaction costs, delays in settlement procedures, and lack of timely information.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not

Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

Geographic Focus Risk. The Fund may from time to time invest a substantial amount of its assets in securities of issuers located in a single country or a limited number of countries. Adverse economic, political or social conditions in those countries may therefore have a significant negative impact on the Fund’s investment performance.

Growth Investing Risk. Growth stocks tend to be more expensive relative to the issuing company’s earnings or assets compared with other types of stock. As a result, they tend to be more sensitive to changes in, or investors’ expectations of, the issuing company’s earnings and can be more volatile.

Investing in the European Union Risk. Investments in certain countries in the European Union are susceptible to high economic risks associated with high levels of debt, such as investments in sovereign debt of Greece, Italy and Spain. Separately, the European Union faces issues involving its membership, structure, procedures and policies. The exit of one or more member states from the European Union would place its currency and banking system in jeopardy. Efforts of the member states to further unify their economic and monetary policies may increase the potential for the downward movement of one member state’s market to cause a similar effect on other member states’ markets.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Mid-Capitalization Companies Risk. Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

Preferred Securities Risk. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. Preferred securities also may be subordinated to bonds or other debt instruments, subjecting them to a greater risk of non-payment, may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer.

Substitution No. 22.	Goldman Sachs Strategic International Equity Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Goldman Sachs Strategic International Equity Fund (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before investing.

Foreign and Emerging Countries Risk. Foreign securities may be subject to risk of loss because of more or less foreign government regulation, less public information and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from the imposition of exchange controls, sanctions, confiscations and other government restrictions by the United States and other governments, or from problems in registration, settlement or custody. Foreign risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries.

Foreign Custody Risk. The Fund may hold foreign securities

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may

and cash with foreign banks, agents, and securities depositories appointed by the Fund’s custodian (each a “Foreign Custodian”). Some Foreign Custodians may be recently organized or new to the foreign custody business. In some countries, Foreign Custodians may be subject to little or no regulatory oversight over or independent evaluation of their operations. Further, the laws of certain countries may place limitations on the Fund’s ability to recover its assets if a Foreign Custodian enters bankruptcy. Investments in emerging markets may be subject to even greater custody risks than investments in more developed markets. Custody Services in emerging market countries are very often underdeveloped and may be considerably less well regulated than in more developed countries, and thus may not afford the same level of investor protection as would apply in developed countries.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s net asset value (“NAV”) and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Market Risk. The market value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future.

reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a

limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 23.	Lazard Retirement International Equity Portfolio (Service Shares) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Lazard Retirement International Equity Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)

Principal Risks	Principal Risks

The value of your investment in the Portfolio will fluctuate, which means you could lose money.

Market Risk. Market risks, including political, regulatory, market and economic developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of the Portfolio’s investments. In addition, turbulence in financial markets and reduced liquidity in equity, credit and/or fixed income markets may negatively affect many issuers, which could adversely affect the Portfolio.

Issuer Risk. The value of a security may decline for a number

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets or factors unrelated to the issuer’s value, such as investor perception.

Non-US Securities Risk. The Portfolio’s performance will be influenced by political, social and economic factors affecting the non-US countries and companies in which the Portfolio invests. Non-US securities carry special risks, such as less developed or less efficient trading markets, political instability, a lack of company information, differing auditing and legal standards, and, potentially, less liquidity.

Emerging Market Risk. Emerging market countries can generally have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries. The economies of countries with emerging markets may be based predominantly on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme debt burdens or volatile inflation rates. The securities markets of emerging market countries have historically been extremely volatile. These market conditions may continue or worsen. Significant devaluation of emerging market currencies against the US dollar may occur subsequent to acquisition of investments denominated in emerging market currencies.

Foreign Currency Risk. Investments denominated in currencies other than US dollars may experience a decline in value, in US dollar terms, due solely to fluctuations in currency exchange rates. The Portfolio’s investments could be adversely affected by delays in, or a refusal to grant, repatriation of funds or conversion of emerging market currencies. The Investment Manager does not intend to actively hedge the Portfolio’s foreign currency exposure.

Value Investing Risk. The Portfolio invests in stocks believed by the Investment Manager to be undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Small and Mid Cap Companies Risk. Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 24.	T. Rowe Price International Stock Portfolio replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
T. Rowe Price International Stock Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

As with any mutual fund, there is no guarantee that the fund will achieve its objective. The fund’s share price fluctuates, which means you could lose money by investing in the fund. The principal risks of investing in this fund are summarized as follows:

Active management risk The fund is subject to the risk that the investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. If the investments selected and strategies employed by the fund fail to produce the intended results, the fund could underperform in comparison to other funds with similar objectives and investment strategies.

Risks of stock investing Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the fund invests may decline due to general weakness in the stock market or because of factors that affect a particular company or industry.

International investing risk Investing in the securities of non-U.S. issuers involves special risks not typically associated with investing in U.S. issuers. International securities tend to be more volatile and less liquid than investments in U.S. securities and may lose value because of adverse local, political, social, or economic developments overseas, or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, international investments are subject to settlement practices and regulatory and financial reporting standards that differ from those of the U.S.

Emerging markets risk The risks of international investing are heightened for securities of issuers in emerging market countries. Emerging market countries tend to have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries. In addition to all of the risks of investing in international developed markets, emerging markets are more susceptible to governmental interference, local taxes being imposed on international investments, restrictions on gaining access to sales proceeds, and less liquid and less efficient trading markets.

Frontier markets, considered by the fund to be a subset of

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging emerging markets, generally have smaller economies and less mature capital markets than emerging markets. As a result, the risks of investing in emerging market countries are magnified in frontier market countries. Frontier markets are more susceptible to abrupt changes in currency values, less mature markets and settlement practices, and lower trading volumes that could lead to greater price volatility and illiquidity.

Investment style risk Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. The fund’s growth approach to investing could cause it to underperform other stock funds that employ a different investment style. Growth stocks tend to be more volatile than certain other types of stocks, and their prices may fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Market capitalization risk The fund’s focus on large and medium-sized companies subjects the fund to the risk that larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and they may be less capable of responding quickly to competitive challenges and industry changes. Because the fund focuses on large and medium sized companies, its share price could be more volatile than a fund that invests only in large companies. Medium sized companies typically have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 25.	Templeton Foreign VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Templeton Foreign VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments — e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices — e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information — e.g., foreign issuers may not be subject to the same disclosure, accounting and financial

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s reporting standards and practices as U.S. issuers; limited markets — e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Currency Management Strategies   Currency management strategies may substantially change the Fund’s exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund’s exposure to currency risks, may also reduce the Fund’s ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for purposes other than hedging further increases the Fund’s exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.

Regional Focus   Because the Fund may invest at least a significant portion of its assets in companies in a specific region, including Europe, the Fund is subject to greater risks of adverse developments in that region and/or the surrounding regions than a fund that is more broadly diversified geographically. Political, social or economic disruptions in the region, even in countries in which the Fund is not invested, may adversely affect the value of securities values held by the Fund. Current political uncertainty surrounding the European Union (EU) and its membership, including the 2016 referendum in which the United Kingdom voted to exit the EU, may increase market volatility. The financial instability of some countries in the EU, including Greece, Italy and Spain, together with the risk of that impacting other more stable countries may increase the economic risk of investing in companies in Europe.

Developing Market Countries   The Fund’s investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Smaller and Midsize Companies   Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the

and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Value Style Investing   A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Liquidity   From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund’s ability to sell such securities when necessary to meet the Fund’s liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Focus   To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Derivative Instruments   The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund’s portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund’s initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 26.	AB Growth and Income Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
AB Growth and Income Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as the Portfolio’s value approach, may be underperforming the market generally.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Industry/Sector Risk: Investments in a particular industry or group of related industries may have more risk because market or economic factors affecting that industry could have a significant effect on the value of the Portfolio’s investments.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 27.	AB Value Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
AB Value Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as value, may underperform the market generally.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 28.	Deutsche Large Cap Value VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Large Cap Value VIP (Class A)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks.

These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

VALUE INVESTING RISK. As a category, value stocks may underperform growth stocks (and the stock market as a whole) over any period of time. In addition, value stocks selected for investment by portfolio management may not perform as anticipated.

FOCUS RISK. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.

DERIVATIVES RISK. Risks associated with derivatives may

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the

ACTIVE TRADING RISK. The fund may trade actively. This could raise transaction costs (thus lowering returns).

OPERATIONAL AND TECHNOLOGY RISK. Cyber attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

CROCI (Reg. TM) RISK. The fund will be managed using the CROCI (Reg. TM) Investment Process which is based on portfolio management’s belief that, over time, stocks which display more favorable financial metrics (for example, the CROCI (Reg. TM)( )Economic P/E ratio) as generated by this process may outperform stocks which display less favorable metrics. This premise may not prove to be correct and prospective investors should evaluate this assumption prior to investing in the fund. The calculation of financial metrics used by the fund (such as, among others, the CROCI (Reg. TM) Economic P/E ratio) are determined by the CROCI (Reg. TM) Investment Strategy and Valuation Group using publicly available information. This publicly available information is adjusted based on assumptions made by the CROCI (Reg. TM) Investment Strategy and Valuation Group that, subsequently, may prove not to have been correct. As financial metrics are calculated using historical information, there can be no guarantee of the future performance of the CROCI (Reg. TM) strategy.

Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 29.	Fidelity VIP Equity-Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Equity-Income Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Fidelity VIP Equity-Income Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes.  Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

“Value” Investing.  “Value” stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

You could lose money by investing in the fund.

may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the

value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 30.	Franklin Mutual Shares VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Franklin Mutual Shares VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing   A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Smaller and Midsize Companies   Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments   The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund’s portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund’s initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Merger Arbitrage Securities and Distressed Companies   A

risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in merger arbitrage securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.

Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 31.	Franklin Growth & Income VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Franklin Growth & Income VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Blend Style Investing   A “blend” strategy results in investments in both growth and value stocks, or in stocks with characteristics of both. Growth stock prices reflect projections of future earnings or revenues and can fall dramatically if the company fails to meet those projections. With respect to value stocks, if other investors fail to recognize the company’s value, or favor investing in faster-growing companies, value stocks may not increase in value as anticipated by the Fund’s investment manager or may decline even further.

Income   Because the Fund can only distribute what it earns, the Fund’s distributions to shareholders may decline when prevailing interest rates fall, when dividend income from investments in stocks decline, or when the Fund experiences defaults on debt securities it holds.

Focus   To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Convertible Securities   Convertible securities are subject to the risks of stocks when the underlying stock price is high relative to the conversion price (because more of the security’s value resides in the conversion feature) and debt securities when the underlying stock price is low relative to the conversion price (because the conversion feature is less valuable). A convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally has less potential for gain or loss than the underlying stock.

Credit   An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

High-Yield Debt Securities   Issuers of lower-rated or “high-yield” debt securities (also known as “junk bonds”) are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Interest Rate   Common stocks with higher dividend yields can be sensitive to interest rate movements: when interest rates rise, the prices of these stocks may tend to fall. The opposite can also be true: the prices of higher yielding stocks may tend to rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

Substitution No. 32.	Invesco V.I. Value Opportunities Fund (Series II) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Invesco V.I. Value Opportunities Fund (Series II)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Convertible Securities Risk. The market values of convertible securities are affected by market interest rates, the risk of actual issuer default on interest or principal payments and the value of the underlying common stock into which the

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s convertible security may be converted. Additionally, a convertible security is subject to the same types of market and issuer risks as apply to the underlying common stock. In addition, certain convertible securities are subject to involuntary conversions and may undergo principal write-downs upon the occurrence of certain triggering events, and, as a result, are subject to an increased risk of loss.

Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Emerging Markets Securities Risk. Emerging markets (also referred to as developing markets) are generally subject to greater market volatility, political, social and economic instability, uncertain trading markets and more governmental limitations on foreign investment than more developed markets. In addition, companies operating in emerging markets may be subject to lower trading volume and greater price fluctuations than companies in more developed markets.

perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a

Securities law and the enforcement of systems of taxation in many emerging market countries may change quickly and unpredictably. In addition, investments in emerging markets securities may also be subject to additional transaction costs, delays in settlement procedures, and lack of timely information.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

Initial Public Offerings (IPO) Risk. The prices of IPO securities often fluctuate more than prices of securities of companies with longer trading histories and sometimes experience significant price drops shortly after their initial issuance. In addition, companies offering securities in IPOs may have less experienced management or limited operating histories.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Preferred Securities Risk. Preferred securities are subject to limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

issuer-specific and market risks applicable generally to equity securities. Preferred securities also may be subordinated to bonds or other debt instruments, subjecting them to a greater risk of non-payment, may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer.

REIT Risk/Real Estate Risk. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Shares of real estate related companies, which tend to be small- and mid-cap companies, may be more volatile and less liquid.

Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund’s performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

Small- and Mid-Capitalization Companies Risks. Small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

Unseasoned Issuer Risk. Investments in unseasoned companies or companies with special circumstances often involve much greater risks than are inherent in other types of investments and securities of such companies may be more likely to experience fluctuations in price. In addition, investments made in anticipation of future events may, if the events are delayed or never achieved, cause stock prices to fall.

Value Investing Style Risk. A value investing style subjects the Fund to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market.

Substitution No. 33.	Pioneer Equity Income VCT Portfolio (Class I) replaced by Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Pioneer Equity Income VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objectives.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Value style risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

underperform the overall equity market.

Income producing securities risk. Income producing securities may fall out of favor with investors and underperform the overall equity market.

Large capitalization companies risk. Large capitalization companies may fall out of favor with investors and underperform the overall equity market.

Portfolio selection risk. The adviser’s judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties.

Risks of initial public offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Risks of investments in real estate related

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Value Stock Risk: Value stocks involve the risk that they may never reach what the Sub-Adviser believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the Sub-Adviser misgauged that worth. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Portfolio’s performance may sometimes be lower or higher than that of other types of mutual funds (such as those emphasizing growth stocks).

securities. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Debt securities risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds have a higher risk of default or are already in default and are considered speculative.

High yield or “junk” bond risk. Debt securities that are below investment grade, called “junk bonds,” are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Derivatives risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. Illiquid securities and derivatives also may be difficult to value. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.  An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 34.	Alger Mid Cap Growth Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Alger Mid Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Principal Risks	Principal Risks

Equity Securities Risk — As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Growth Stocks Risk — Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

The following risks may also apply:

Mid Cap Securities Risk — there may be greater risk in investing in medium-capitalization companies rather than larger, more established companies due to such factors as inexperienced management and limited product lines or financial resources. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.

Foreign Securities Risk — the Portfolio’s performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 35.	Deutsche Small Mid Cap Growth VIP (Class A) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Small Mid Cap Growth VIP (Class A)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

MEDIUM-SIZED COMPANY RISK. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

GROWTH INVESTING RISK. As a category, growth stocks may underperform value stocks (and the stock market as a whole) over any period of time. Because the prices of growth stocks are based largely on the expectation of future earnings, growth stock prices can decline rapidly and significantly in

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number reaction to negative news about such factors as earnings, the economy, political developments, or other news.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

FOCUS RISK. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

IPO RISK. Prices of securities bought in an initial public offering (IPO) may rise and fall rapidly, often because of investor perceptions rather than economic reasons. To the extent a mutual fund is small in size, its IPO investments may have a significant impact on its performance since they may represent a larger proportion of the fund’s overall portfolio as compared to the portfolio of a larger fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 36.	Delaware VIP Smid Cap Growth Series (Standard Class, Service Class) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Delaware VIP Smid Cap Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Delaware VIP Smid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Principal risks include:

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a

Investments not guaranteed by Delaware Management Company (Manager) or its affiliates — Neither the Manager nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Limited number of stocks risk — The possibility that a single security’s increase or decrease in value may have a greater impact on a series’ value and total return because the series may hold larger positions in fewer securities than other mutual funds.

Company size risk — The risk that investments in small- and/or medium-sized companies may be more volatile than those of larger companies because of limited financial resources or dependence on narrow product lines.

Derivatives risk — Derivatives contracts, such as options and futures, may involve additional expenses (such as the payment of premiums) and are subject to significant loss if a security, or a securities index to which a derivatives contract is associated, moves in the opposite direction from what a portfolio manager anticipated. Derivatives contracts are also subject to the risk that the counterparty may fail to perform its obligations under the contract due to financial difficulties (such as a bankruptcy or reorganization).

Foreign risk — The risk that foreign securities (particularly in emerging markets) may be adversely affected by political instability, changes in currency exchange rates, inefficient markets and higher transaction costs, foreign economic conditions, the imposition of economic or trade sanctions, or inadequate or different regulatory and accounting standards.

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 37.	Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers.

Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In

You could lose money by investing in the fund.

addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 38.	Franklin Small-Mid Cap Growth VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Franklin Small-Mid Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Growth Style Investing Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Prices of these companies’ securities may be more volatile than other securities, particularly over the short term.

Smaller and Midsize Companies Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries,

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that sectors or investments.

Liquidity From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund’s ability to sell such securities when necessary to meet the Fund’s liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Management The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 39.	Invesco V.I. Mid Cap Growth Fund (Series I, Series II) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Invesco V.I. Mid Cap Growth Fund (Series I, Series II)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Emerging Markets Securities Risk. Emerging markets (also referred to as developing markets) are generally subject to greater market volatility, political, social and economic instability, uncertain trading markets and more governmental limitations on foreign investment than more developed markets. In addition, companies operating in emerging markets may be subject to lower trading volume and greater price fluctuations than companies in more developed markets. Securities law and the enforcement of systems of taxation in many emerging market countries may change quickly and unpredictably. In addition, investments in emerging markets securities may also be subject to additional transaction costs, delays in settlement procedures, and lack of timely information.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

Growth Investing Risk. Growth stocks tend to be more expensive relative to the issuing company’s earnings or assets compared with other types of stock. As a result, they tend to be more sensitive to changes in, or investors’ expectations of, the issuing company’s earnings and can be more volatile.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Mid-Capitalization Companies Risk. Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 40.	Goldman Sachs Growth Opportunities Fund (Service Shares) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Goldman Sachs Growth Opportunities Fund (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market investing.

Investment Style Risk. Different investment styles (e.g., “growth,” “value” or “quantitative”) tend to shift in and out of favor depending upon market and economic conditions and investor sentiment. The Fund may outperform or underperform other funds that employ a different investment style.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s net asset value (“NAV”) and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Market Risk. The market value of the securities in which the Fund invests may go up or down in response to prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

Mid-Cap and Small-Cap Risk. Investments in mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies. These securities may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity, and these issuers often face greater business risks.

Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future.

interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 41.	Janus Aspen Enterprise Portfolio (Service Shares) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Janus Aspen Enterprise Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)

Principal Risks	Principal Risks

The biggest risk is that the Portfolio’s returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices.

Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases or if the portfolio manager’s belief about a company’s intrinsic worth is incorrect. Further, regardless of how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole.

Mid-Sized Companies Risk.  The Portfolio’s investments in securities issued by mid-sized companies may involve greater risks than are customarily associated with larger, more established companies. Securities issued by mid-sized companies tend to be more volatile than securities issued by larger or more established companies and may underperform as compared to the securities of larger companies.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The

Growth Securities Risk.  The Portfolio invests in companies after assessing their growth potential. Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio manager’s perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Foreign Exposure Risk.  The Portfolio may have exposure to foreign markets as a result of its investments in foreign securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the Portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the Portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due.

Real Estate Securities Risk.  The Portfolio’s performance may be affected by the risks associated with investments in real estate-related companies. The value of real estate-related companies’ securities is sensitive to changes in real estate values and rental income, property taxes, interest rates, tax and regulatory requirements, supply and demand, and the management skill and creditworthiness of the company. Investments in REITs involve the same risks as other real estate investments. In addition, a REIT could fail to qualify for tax-free pass-through of its income under the Internal Revenue Code or fail to maintain its exemption from registration under the Investment Company Act of 1940, as amended, which could produce adverse economic consequences for the REIT and its investors, including the Portfolio.

Derivatives Risk.  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of may cause the Portfolio to be more volatile than if it had not used leverage. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. To the extent that the Portfolio uses forward currency contracts, there is a risk that unanticipated changes in currency prices may negatively impact the Portfolio’s performance, among other things.

Securities Lending Risk.  The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.

Management Risk.  The Portfolio is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Portfolio may fail to produce the intended results. The Portfolio may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 42.	MFS Mid Cap Growth Series (Service Class) replaced by Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
MFS Mid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)

Principal Risks	Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Growth Company Risk:  The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

Mid Cap Risk:  The stocks of mid cap companies can be more volatile than stocks of larger companies.

Foreign Risk:  Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Liquidity Risk:  It may be difficult to value, and it may not be possible to sell, certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at a price or time that is not advantageous in order to meet redemptions or other cash needs.

Investment Selection Risk:  MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Growth Stock Risk: Growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. The growth investing style can also fall out of favor, which may lead the Portfolio to underperform other equity funds that use different investing styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 43.	Alger Small Cap Growth Portfolio (Class I-2) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Alger Small Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Principal Risks	Principal Risks

Equity Securities Risk — As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Investment Style Risk — Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

The following risks may also apply:

Small Cap Securities Risk — there may be greater risk in investing in smaller, less seasoned companies rather than larger, more established companies due to such factors as inexperienced management and limited product lines or financial resources. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

Substitution No. 44.	Delaware VIP Small Cap Value Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Delaware VIP Small Cap Value Series (Standard Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Principal risks include:

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Industry risk — The risk that the value of securities in a particular industry (such as financial services or manufacturing) will decline because of changing expectations for the performance of that industry.

Company size risk — The risk that investments in small- and/or medium-sized companies may be more volatile than those of larger companies because of limited financial resources or dependence on narrow product lines.

Interest rate risk — The risk that securities will decrease in value if interest rates rise. The risk is generally associated with bonds; however, because small- and medium-sized companies and companies in the real estate sector often borrow money to finance their operations, they may be adversely affected by rising interest rates.

Foreign risk — The risk that foreign securities (particularly in emerging markets) may be adversely affected by political instability, changes in currency exchange rates, inefficient markets and higher transaction costs, foreign economic conditions, the imposition of economic or trade sanctions, or inadequate or different regulatory and accounting standards.

Real estate industry risk — This risk includes, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes, and operating expenses; changes in zoning laws; costs resulting from the cleanup of, and liability to third parties resulting from, environmental problems; casualty for condemnation losses; uninsured damages from floods, earthquakes, or other natural disasters; limitations on and

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

variations in rents; and changes in interest rates.

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

Counterparty risk — The risk that a counterparty to a derivatives contract (such as a swap, futures, or options contract) or a repurchase agreement may fail to perform its obligations under the contract or agreement due to, among other reasons, financial difficulties (such as a bankruptcy or reorganization).

Government and regulatory risk — The risk that governments or regulatory authorities have, from time to time, taken or considered actions that could adversely affect various sectors of the securities markets and significantly affect series performance.

Investments not guaranteed by Delaware Management Company (Manager) or its affiliates — Neither the Manager nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

Substitution No. 45.	Franklin Small Cap Value VIP Fund (Class 2) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Franklin Small Cap Value VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing   A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Cyclical stocks in which the Fund may invest tend to lose value more quickly in periods of anticipated economic downturns than non-cyclical stocks. Companies that may be considered out of favor, particularly companies emerging from bankruptcy, may tend to lose value more quickly in periods of anticipated economic downturns, may have difficulty retaining customers and suppliers and, during economic downturns, may have difficulty paying their debt obligations or finding additional financing.

Smaller Companies   Securities issued by smaller companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Real Estate Investment Trusts (REITs)   A REIT’s performance depends on the types, values and locations of the properties it owns and how well those properties are managed. A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants’ failure to pay rent or poor management. Because a REIT may be invested in a limited number of projects or in a particular market segment, it may be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments. Loss of status as a qualified REIT under the U.S. federal tax laws could adversely affect the value of a particular REIT or the market for REITs as a whole.

Focus   To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

Substitution No. 46.	MFS New Discovery Series (Service Class) replaced by Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
MFS New Discovery Series (Service Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)

Principal Risks	Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Growth Company Risk:  The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

Small Cap Risk:  The stocks of small cap companies can be more volatile than stocks of larger companies.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not

Foreign Risk:  Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Liquidity Risk:  It may be difficult to value and it may not be possible to sell certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at a price or time that is not advantageous in order to meet redemptions or other cash needs.

Investment Selection Risk:  MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

Substitution No. 47.	AB Growth Portfolio (Class B) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
AB Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as growth, may underperform the market generally.

Capitalization Risk: Investments in small- and mid-capitalization companies may be more volatile than investments in large-capitalization companies. Investments in small-capitalization companies may have additional risks because these companies have limited product lines, markets or financial resources.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Focused Portfolio Risk: Investments in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the Portfolio’s net asset value.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 48.	Delaware VIP Value Series (Standard Class) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Delaware VIP Value Series (Standard Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Principal risks include:

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Issuer concentration risk — Holding a relatively concentrated portfolio of a limited number of securities may increase risk because each investment has a greater effect on the Series’ overall performance than would be the case for a more diversified series.

Derivatives risk — Derivatives contracts, such as futures, options, and swaps, may involve additional expenses (such as the payment of premiums) and are subject to significant loss if a security, or a securities index to which a derivatives contract

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of is associated, moves in the opposite direction from what the portfolio manager anticipated.

Counterparty risk — The risk that a counterparty to a derivatives contract (such as a swap, futures, or options contract) or a repurchase agreement may fail to perform its obligations under the contract or agreement due to, among other reasons, financial difficulties (such as a bankruptcy or reorganization).

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

Government and regulatory risk — The risk that governments or regulatory authorities have, from time to time, taken or considered actions that could adversely affect various sectors of the securities markets and significantly affect series performance.

Investments not guaranteed by Delaware Management Company (Manager) or its affiliates — Neither the Manager nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 49.	Oppenheimer Main Street Fund/VA (Non-Service, Service Class) replaced by Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Oppenheimer Main Street Fund/VA (Non-Service Class, Service Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)

Principal Risks	Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth less than what you paid for them. These risks mean that you can lose money by investing in the Fund.

Risks of Investing in Stocks. The value of the Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.

The prices of individual stocks generally do not all move in the same direction at the same time. For example, “growth” stocks may perform well under circumstances in which “value” stocks in general have fallen. A variety of factors can affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized (for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry), fund share values may fluctuate more in response to events affecting the market for those types of securities.

Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund’s policy of not concentrating its investments in any one industry.

Risks of Small- and Mid-Cap Companies. Small- and mid-cap companies may be either established or newer companies, including “unseasoned” companies that have typically been in operation for less than three years. While small- and mid-cap companies might offer greater opportunities for gain than larger companies, they also involve greater risk of loss. They may be more sensitive to changes in a company’s earnings expectations and may experience more abrupt and erratic price movements. Small- and mid-cap companies’ securities may trade in lower volumes and it might be harder for the Fund to dispose of its holdings at an acceptable price when it wants to sell them. Small- and mid-cap companies may not have established markets for their products or services and may have fewer customers and product lines. They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions. Since small- and mid-cap companies typically reinvest a high proportion of their earnings in their business, they may not pay dividends for some time, particularly if they are newer companies. Small- and mid-cap companies may have unseasoned management or less depth in management skill than larger, more established companies. They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business. It may take a substantial period of time before the Fund realizes a gain on an investment in a small- or mid-cap company, if it realizes any gain at all.

such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 50.	AB Global Thematic Growth Portfolio (Class B) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
AB Global Thematic Growth Portfolio (Class B)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as growth, may underperform the market generally.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Emerging Market Risk: Investments in emerging market countries may have more risk because the markets are less developed and less liquid, and because these investments may be subject to increased economic, political, regulatory or other uncertainties.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Capitalization Risk: Investments in small- and mid-capitalization companies may be more volatile than investments in large-capitalization companies. Investments in small-capitalization companies may have additional risks because these companies have limited product lines, markets or financial resources.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Focused Portfolio Risk: Investments in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the Portfolio’s net asset value, or NAV.

Leverage Risk: To the extent the Portfolio uses leveraging techniques, its NAV may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the Portfolio’s investments.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

Substitution No. 51.	Deutsche Global Equity VIP (Class A) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Global Equity VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.

GROWTH INVESTING RISK. As a category, growth stocks may underperform value stocks (and the stock market as a whole) over any period of time. Because the prices of growth stocks are based largely on the expectation of future earnings, growth stock prices can decline rapidly and significantly in reaction to negative news about such factors as earnings, the economy, political developments, or other news.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. In June 2016, citizens of the United Kingdom approved a referendum to leave the European Union (EU), creating economic and political uncertainty. Significant uncertainty exists regarding the timing of the United Kingdom’s anticipated withdrawal from the EU and the effects such withdrawal may have on the United Kingdom, other EU countries and the global economy.

Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

REGIONAL FOCUS RISK. Focusing investments in a single country or few countries, or regions, involves increased currency, political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

ETF RISK. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their net asset value. An ETF is subject to the risks of the assets in which it invests as well as those of the investment strategy it follows. The fund incurs brokerage costs when it buys and sells shares of an ETF and also bears its proportionate share of the ETF’s fees and expenses, which are passed through to ETF shareholders.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

CREDIT RISK. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation.

INTEREST RATE RISK. When interest rates rise, prices of debt securities generally decline. The fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. The longer the duration of the fund’s debt securities, the more sensitive the fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 52.	Deutsche Global Growth VIP (Class A) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Global Growth VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. In June 2016, citizens of the United Kingdom approved a referendum to leave the European Union (EU), creating economic and political uncertainty. Significant uncertainty exists regarding the timing of the United Kingdom’s anticipated withdrawal from the EU and the effects such withdrawal may have on the United Kingdom, other EU countries and the global economy.

Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

REGIONAL FOCUS RISK. Focusing investments in a single country or few countries, or regions, involves increased currency, political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.

GROWTH INVESTING RISK. As a category, growth stocks may underperform value stocks (and the stock market as a whole) over any period of time. Because the prices of growth stocks are based largely on the expectation of future earnings, growth stock prices can decline rapidly and significantly in reaction to negative news about such factors as earnings, the economy, political developments, or other news.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may

MEDIUM-SIZED COMPANY RISK. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment  could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that  occurs while the security is out on loan adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 53.	Oppenheimer Global Fund/VA (Service Shares) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Oppenheimer Global Fund/VA (Service Shares)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Principal Risks	Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth less than what you paid for them. These risks mean that you can lose money by investing in the Fund.

Risks of Investing in Stocks. The value of the Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.

The prices of individual stocks generally do not all move in the same direction at the same time. For example, “growth” stocks may perform well under circumstances in which “value” stocks in general have fallen. A variety of factors can affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized (for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry), fund share values may fluctuate more in response to events affecting the market for

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

those types of securities.

Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund’s policy of not concentrating its investments in any one industry.

Risks of Growth Investing. If a growth company’s earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply. Growth companies may be newer or smaller companies that may experience greater stock price fluctuations and risks of loss than larger, more established companies. Newer growth companies tend to retain a large part of their earnings for research, development or investments in capital assets. Therefore, they may not pay any dividends for some time. Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so. During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. Growth stocks may also be more volatile than other securities because of investor speculation.

Risks of Foreign Investing. Foreign securities are subject to special risks. Securities traded in foreign markets may be less liquid and more volatile than those traded in U.S. markets. Foreign issuers are usually not subject to the same accounting and disclosure requirements that U.S. companies are subject to, which may make it difficult for the Fund to evaluate a foreign company’s operations or financial condition. A change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of investments denominated in that foreign currency and in the value of any income or distributions the Fund may receive on those investments. The value of foreign investments may be affected by exchange control regulations, foreign taxes, higher transaction and other costs, delays in the settlement of transactions, changes in economic or monetary policy in the United States or abroad, expropriation or nationalization of a company’s assets, or other political and economic factors. In addition, due to the inter-relationship of global economies and financial markets, changes in political and economic factors in one country or region could adversely affect conditions in another country or region. Investments in foreign securities may also expose the Fund to time-zone arbitrage risk. Foreign securities may trade on weekends or other days when the

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater

Fund does not price its shares. As a result, the value of the Fund’s net assets may change on days when you will not be able to purchase or redeem the Fund’s shares. At times, the Fund may emphasize investments in a particular country or region and may be subject to greater risks from adverse events that occur in that country or region. Foreign securities and foreign currencies held in foreign banks and securities depositories may be subject to only limited or no regulatory oversight.

Risks of Developing and Emerging Markets . Investments in developing and emerging markets are subject to all the risks associated with foreign investing, however, these risks may be magnified in developing and emerging markets.  Developing or emerging market countries may have less well-developed securities markets and exchanges that may be substantially less liquid than those of more developed markets. Settlement procedures in developing or emerging markets may differ from those of more established securities markets, and settlement delays may result in the inability to invest assets or to dispose of portfolio securities in a timely manner. Securities prices in developing or emerging markets may be significantly more volatile than is the case in more developed nations of the world, and governments of developing or emerging market countries may also be more unstable than the governments of more developed countries. Such countries’ economies may be more dependent on relatively few industries or investors that may be highly vulnerable to local and global changes. Developing or emerging market countries also may be subject to social, political or economic instability. The value of developing or emerging market countries’ currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets, restrictions on foreign ownership of local companies, restrictions on withdrawing assets from the country, protectionist measures, and practices such as share blocking. In addition, the ability of foreign entities to participate in privatization programs of certain developing or emerging market countries may be limited by local law. Investments in securities of issuers in developing or emerging market countries may be considered speculative.

Eurozone Investment Risks. Certain of the regions in which the Fund invests, including the European Union (EU), currently experience significant financial difficulties. Following the recent global economic crisis, some of these countries have depended on, and may continue to be dependent on, the assistance from others such as the European Central Bank (ECB) or other governments or institutions, and failure to implement reforms as a condition of assistance could have a significant adverse effect on the value of investments in those and other European countries. In addition, countries that have adopted the euro are subject to expenses which must be borne by the Portfolio and its shareholders.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

fiscal and monetary controls that could limit the ability to implement their own economic policies, and could voluntarily abandon, or be forced out of, the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies, and create more volatile and illiquid markets.

Risks of Small- and Mid-Cap Companies. Small- and mid-cap companies may be either established or newer companies, including “unseasoned” companies that have typically been in operation for less than three years. While small- and mid-cap companies might offer greater opportunities for gain than larger companies, they also involve greater risk of loss. They may be more sensitive to changes in a company’s earnings expectations and may experience more abrupt and erratic price movements. Small- and mid-cap companies’ securities may trade in lower volumes and it might be harder for the Fund to dispose of its holdings at an acceptable price when it wants to sell them. Small- and mid-cap companies may not have established markets for their products or services and may have fewer customers and product lines. They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions. Since small- and mid-cap companies typically reinvest a high proportion of their earnings in their business, they may not pay dividends for some time, particularly if they are newer companies. Small- and mid-cap companies may have unseasoned management or less depth in management skill than larger, more established companies. They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business. It may take a substantial period of time before the Fund realizes a gain on an investment in a small- or mid-cap company, if it realizes any gain at all.

Investing in Special Situations. At times, the Fund may seek to benefit from what it considers to be “special situations,” such as mergers, reorganizations, restructurings or other unusual events that are expected to affect a particular issuer. There is a risk that the expected change or event might not occur, which could cause the price of the security to fall, perhaps sharply. In that case, the investment might not produce the expected gains or might cause a loss. This is an aggressive investment technique that may be considered speculative.

Substitution No. 54.	Templeton Growth VIP Fund (Class 2) replaced by Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Templeton Growth VIP Fund (Class 2)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)

Principal Risks	Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Foreign Securities Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments — e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices — e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information — e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets — e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Regional Focus Because the Fund may invest at least a significant portion of its assets in companies in a specific region, including Europe, the Fund is subject to greater risks of adverse developments in that region and/or the surrounding regions than a fund that is more broadly diversified geographically. Political, social or economic disruptions in the region, even in countries in which the Fund is not invested, may adversely affect the value of securities values held by the Fund. Current political uncertainty surrounding

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater the European Union (EU) and its membership, including the 2016 referendum in which the United Kingdom voted to exit the EU, may increase market volatility. The financial instability of some countries in the EU, including Greece, Italy and Spain, together with the risk of that impacting other more stable countries may increase the economic risk of investing in companies in Europe.

Developing Markets The Fund’s investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Smaller and Midsize Companies Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Value Style Investing A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Derivative Instruments The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund’s portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund’s initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Small Capitalization Securities: Small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization securities may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

party to the transaction will fail to perform.

Management The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Substitution No. 55.	Alger Large Cap Growth Portfolio (Class I-2) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Alger Large Cap Growth Portfolio (Class I-2)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)

Principal Risks	Principal Risks

Equity Securities Risk — As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. By focusing on large capitalization stocks, the Portfolio may underperform funds that invest primarily in the stocks of smaller capitalization companies during periods when the stocks of such companies are in favor. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Investment Style Risk — Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Substitution No. 56.	Deutsche Capital Growth VIP (Class A) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Capital Growth VIP (Class A)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

GROWTH INVESTING RISK. As a category, growth stocks may underperform value stocks (and the stock market as a whole) over any period of time. Because the prices of growth stocks are based largely on the expectation of future earnings, growth stock prices can decline rapidly and significantly in reaction to negative news about such factors as earnings, the economy, political developments, or other news.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

MEDIUM-SIZED COMPANY RISK. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’

companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

leverage, which could increase the fund’s exposure to the market and magnify potential losses.

Substitution No. 57.	Janus Aspen Janus Portfolio (Institutional Shares, Service Shares) replaced by Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Janus Aspen Janus Portfolio (Institutional Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)
Janus Aspen Janus Portfolio (Service Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)

Principal Risks	Principal Risks

The biggest risk is that the Portfolio’s returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices.

Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect. Further, regardless of how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole.

Growth Securities Risk.  The Portfolio invests in companies after assessing their growth potential. Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio managers’ perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Foreign Exposure Risk.  The Portfolio may have exposure to foreign markets as a result of its investments in foreign securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective

Portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the Portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due. The Portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Derivatives Risk.  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage may cause the Portfolio to be more volatile than if it had not used leverage. Derivatives can be complex instruments and may involve analysis that differs from that required for other investment types used by the Portfolio. If the value of a derivative does not correlate well with the particular market or other asset class to which the derivative is intended to provide exposure, the derivative may not produce the anticipated result. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. If the counterparty to a derivative transaction defaults, the Portfolio would risk the loss of the net amount of the payments that it contractually is entitled to receive. To the extent the Portfolio enters into short derivative positions, the Portfolio may be exposed to risks similar to those associated with short sales, including the risk that the Portfolio’s losses are theoretically unlimited. In addition, to the extent that the Portfolio uses forward currency contracts, there is a risk that unanticipated changes in currency prices may negatively impact the Portfolio’s performance, among other things.

Securities Lending Risk.  The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.

Management Risk.  The Portfolio is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Portfolio may fail to produce the intended results. The Portfolio may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 58.	AB Small/Mid Cap Value Portfolio (Class B) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
AB Small/Mid Cap Value Portfolio (Class B)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Principal Risks	Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as value, may underperform the market generally.

Capitalization Risk: Investments in small- and mid-capitalization companies may be more volatile than investments in large-capitalization companies. Investments in small-capitalization companies may have additional risks because these companies have limited product lines, markets or financial resources.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Derivatives Risk: Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar

Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Substitution No. 59.	Deutsche Small Mid Cap Value VIP (Class A) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Small Mid Cap Value VIP (Class A)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

MEDIUM-SIZED COMPANY RISK. Medium-sized company stocks tend to be more volatile than large company stocks. Because stock analysts are less likely to follow medium-sized companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on medium-sized companies, since they lack the financial resources of larger companies. Medium-sized company stocks are typically less liquid than large company stocks.

VALUE INVESTING RISK. As a category, value stocks may underperform growth stocks (and the stock market as a whole) over any period of time. In addition, value stocks selected for investment by portfolio management may not perform as anticipated.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

FOCUS RISK. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

investments or prevent the fund from realizing the full

value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

REAL ESTATE SECURITIES RISK. The value of real estate securities in general, and REITs in particular, are subject to the same risks as direct investments and will depend on the value of the underlying properties or the underlying loans or interest. The value of these securities will rise and fall in response to many factors, including economic conditions, the demand for rental property and interest rates. In particular, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management of the underlying properties. REITs may be more volatile and/or more illiquid than other types of equity securities.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

IPO RISK. Prices of securities bought in an initial public offering (IPO) may rise and fall rapidly, often because of investor perceptions rather than economic reasons. To the extent a mutual fund is small in size, its IPO investments may have a significant impact on its performance since they may represent a larger proportion of the fund’s overall portfolio as compared to the portfolio of a larger fund.

OPERATIONAL AND TECHNOLOGY RISK. Cyber

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 60.	Dreyfus Midcap Stock Portfolio (Initial Shares) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Dreyfus Midcap Stock Portfolio (Initial Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)

Principal Risks	Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry.

Midsize company risk. Midsize companies carry additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.

Growth and value stock risk. By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks may lack the dividend yield that may cushion stock prices in market downturns. Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock’s intrinsic worth, or the expected value was misgauged. They also may decline in price even though in theory they are already undervalued.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Substitution No. 61.	Fidelity VIP Value Strategies Portfolio (Service Class 2) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Value Strategies Portfolio (Service Class 2)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers.

“Value” Investing.  “Value” stocks can perform differently from the market as a whole and other types of stocks and can

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the continue to be undervalued by the market for long periods of time. You could lose money by investing in the fund.

Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Substitution No. 62.	Goldman Sachs Mid Cap Value Fund (Service Shares) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Existing Portfolio	Replacement Portfolio
Goldman Sachs Mid Cap Value Fund (Service Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before investing.

Investment Style Risk. Different investment styles (e.g., “growth,” “value” or “quantitative”) tend to shift in and out of favor depending upon market and economic conditions and investor sentiment. The Fund may outperform or underperform other funds that employ a different investment style. Value investing is an example of an investment style. Value stocks are those believed to be undervalued in comparison to their peers, due to market, company-specific or other factors.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s net asset value (“NAV”) and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Market Risk. The market value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

Mid-Cap and Small-Cap Risk. Investments in mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies. These securities may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity, and these issuers often face greater business risks.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market

REIT Risk. Risks associated with investments such as REITs in the real estate industry include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage financing, variations in rental income, neighborhood values or the appeal of property to tenants; interest rates; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; and changes in zoning laws. REITs whose underlying properties are concentrated in a particular industry or geographic region are subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future.

conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Substitution No. 63.	Pioneer Mid Cap Value VCT Portfolio (Class I, Class II) replaced by Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Pioneer Mid Cap Value VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class II)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objective.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets,

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Mid-size companies risk. Compared to large companies, mid-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, experience sharper swings in market values, be harder to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

Value style risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Portfolio selection risk. The adviser’s judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less

Portfolio to value accurately.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Investment Style Risk: Different investment styles (e.g., “growth”, “value” or “quantitative”) may fall out of favor from time to time, which may cause the Portfolio to outperform or underperform other funds that invest in similar asset classes but employ different investment styles.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mid Cap Risk: The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies. Medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Quantitative Investing Risk: Investments selected using quantitative analysis or “models” may perform differently than expected as a result of the factors used in the models, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties.

Risks of initial public offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Risks of investments in real estate related securities. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of warrants and rights. If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the portfolio loses any amount it paid for the warrant. The failure to exercise subscription rights to purchase common shares would result in the dilution of the portfolio’s interest in the issuing company.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Debt securities risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Derivatives risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as

ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Portfolio turnover risk. If the portfolio does a lot of trading, it may incur additional operating expenses, which would reduce performance. A higher level of portfolio turnover may also cause taxable shareholders to incur a higher level of taxable income or capital gains.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. Illiquid securities and derivatives also may be difficult to value. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals.

An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 64.	Deutsche High Income VIP (Class A) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche High Income VIP (Class A)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CREDIT RISK. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation. Credit risk is greater for lower-rated securities.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news, or even the expectation of bad news, than investment-grade debt securities. Credit risk for high-yield securities is greater than for higher-rated securities.

HIGH-YIELD DEBT SECURITIES RISK. High-yield debt securities or junk bonds are generally regarded as speculative with respect to the issuer’s continuing ability to meet principal and interest payments. High-yield debt securities’ total return and yield may generally be expected to fluctuate more than the total return and yield of investment-grade debt securities. A real or perceived economic downturn or an increase in market interest rates could cause a decline in the value of high-yield debt securities, result in increased redemptions and/or result in increased portfolio turnover, which could result in a decline in net asset value of the fund, reduce liquidity for certain investments and/or increase costs. High-yield debt securities are often thinly traded and can be more difficult to sell and value accurately than investment-grade debt securities as there may be no established secondary market. Investments in high-yield debt securities could increase liquidity risk for the fund. In addition, the market for high-yield debt securities can experience sudden and sharp volatility which is generally associated more with investments in stocks.

INTEREST RATE RISK. When interest rates rise, prices of debt securities generally decline. The fund may be subject to a greater risk of rising interest rates due to the current period of

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Bank Loan Risk: The market for bank loans may not be highly liquid. The Portfolio is exposed to the credit risk of the financial institution and the underlying borrower.

Collateralized Bond Obligation Risk: The pool of high yield securities underlying collateralized bond obligations is separated into groupings called tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection. The lower tranches have greater risk.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The historically low rates. The longer the duration of the fund’s debt securities, the more sensitive the fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

PREPAYMENT AND EXTENSION RISK. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

MARKET RISK. The market value of the securities in which the fund invests may be impacted by the prospects of individual issuers, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Distressed Securities Risk: Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Portfolio will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield”

market and magnify potential losses.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund, and in extreme conditions the fund could have difficulty meeting redemption requests.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mezzanine Securities Risk: Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Prepayment Risk: Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security’s maturity and the Portfolio must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

Repurchase and Reverse Repurchase Agreements Risk: Repurchase transactions are subject to credit risk and counterparty risk. They also carry the risk that the market value of the securities may increase above the resell value or decline below the repurchase price. The Portfolio could also lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio is less than the value of securities. Reverse repurchase agreements may increase the possibility of fluctuation in the Portfolio’s net asset value.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

To Be Announced (TBA) Securities Risk: TBA securities involve the risk that the security the Portfolio buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation.

Substitution No. 65.	Delaware VIP High Yield Series (Standard Class) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Delaware VIP High Yield Series (Standard Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Principal Risks	Principal Risks

Investing in any mutual fund involves the risk that you may lose part or all of the money you invest. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Principal risks include:

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Market risk — The risk that all or a majority of the securities in a certain market — such as the stock or bond market — will decline in value because of factors such as adverse political or economic conditions, future expectations, investor confidence, or heavy institutional selling.

Interest rate risk — The risk that securities will decrease in value if interest rates rise. This risk is generally associated with bonds.

Credit risk — The risk that an issuer of a debt security, including a governmental issuer or an entity that insures a bond, may be unable to make interest payments and repay principal in a timely manner.

High yield (junk bond) risk — The risk that high yield securities, commonly known as “junk bonds,” are subject to reduced creditworthiness of issuers; increased risk of default and a more limited and less liquid secondary market; and greater price volatility and risk of loss of income and principal than are higher-rated securities. High yield bonds are sometimes issued by municipalities that have less financial strength and therefore have less ability to make projected debt payments on the bonds.

Derivatives risk — Derivatives contracts, such as futures, options, and swaps, may involve additional expenses (such as the payment of premiums) and are subject to significant loss if a security, or a securities index to which a derivatives contract is associated, moves in the opposite direction from what the portfolio manager anticipated.

Counterparty risk — The risk that a counterparty to a derivatives contract (such as a swap, futures, or options contract) or a repurchase agreement may fail to perform its obligations under the contract or agreement due to, among other reasons, financial difficulties (such as a bankruptcy or reorganization).

Foreign risk — The risk that foreign securities (particularly in emerging markets) may be adversely affected by political instability, changes in currency exchange rates, inefficient markets and higher transaction costs, foreign economic conditions, the imposition of economic or trade sanctions, or inadequate or different regulatory and accounting standards.

Loans and other indebtedness risk — The risk that the portfolio will not receive payment of principal, interest, and other amounts due in connection with these investments and will depend primarily on the financial condition of the borrower and the lending institution. A portfolio’s ability to sell its loans or to realize their full value upon sale may also be impaired due to the lack of an active trading market, irregular trading activity, wide bid/ask spreads, contractual

Bank Loan Risk: The market for bank loans may not be highly liquid. The Portfolio is exposed to the credit risk of the financial institution and the underlying borrower.

Collateralized Bond Obligation Risk: The pool of high yield securities underlying collateralized bond obligations is separated into groupings called tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection. The lower tranches have greater risk.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Distressed Securities Risk: Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Portfolio will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio may restrictions, and extended trade settlement periods. In addition, certain loans in which a series invests may not be considered securities. A series therefore may not be able to rely upon the anti-fraud provisions of the federal securities laws with respect to these investments.

Liquidity risk — The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them.

Valuation risk — The risk that a less liquid secondary market may make it more difficult for a series to obtain precise valuations of certain securities in its portfolio.

Redemption risk — If investors redeem more shares of a series than are purchased for an extended period of time, a series may be required to sell securities without regard to the investment merits of such actions. This could decrease a series’ asset base, potentially resulting in a higher expense ratio.

Government and regulatory risk — The risk that governments or regulatory authorities have, from time to time, taken or considered actions that could adversely affect various sectors of the securities markets and significantly affect series performance.

Investments not guaranteed by Delaware Management Company (Manager) or its affiliates — Neither the Manager nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mezzanine Securities Risk: Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Prepayment Risk: Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security’s maturity and the Portfolio must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

Repurchase and Reverse Repurchase Agreements Risk: Repurchase transactions are subject to credit risk and counterparty risk. They also carry the risk that the market value of the securities may increase above the resell value or decline below the repurchase price. The Portfolio could also lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio is less than the value of securities. Reverse repurchase agreements may increase the possibility of fluctuation in the Portfolio’s net asset value.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

To Be Announced (TBA) Securities Risk: TBA securities involve the risk that the security the Portfolio buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation.

Substitution No. 66.	Fidelity VIP High Income Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP High Income Portfolio (Initial Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Fidelity VIP High Income Portfolio (Service Class 2)	Global Atlantic BlackRock High Yield Portfolio (Class II)

Principal Risks	Principal Risks

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes.  Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Bank Loan Risk: The market for bank loans may not be highly liquid. The Portfolio is exposed to the credit risk of the financial institution and the underlying borrower.

Collateralized Bond Obligation Risk: The pool of high yield securities underlying collateralized bond obligations is separated into groupings called tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection. The lower tranches have greater risk.

can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.

You could lose money by investing in the fund.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Distressed Securities Risk: Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Portfolio will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mezzanine Securities Risk: Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Prepayment Risk: Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security’s maturity and the Portfolio must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

Repurchase and Reverse Repurchase Agreements Risk: Repurchase transactions are subject to credit risk and counterparty risk. They also carry the risk that the market value of the securities may increase above the resell value or decline below the repurchase price. The Portfolio could also lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio is less than the value of securities. Reverse repurchase agreements may increase the possibility of fluctuation in the Portfolio’s net asset value.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

To Be Announced (TBA) Securities Risk: TBA securities involve the risk that the security the Portfolio buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation.

Substitution No. 67.	Invesco V.I. High Yield Fund (Series I) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Invesco V.I. High Yield Fund (Series I)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Principal Risks	Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Changing Fixed Income Market Conditions Risk. The current low interest rate environment was created in part by the Federal Reserve Board (FRB) and certain foreign central banks keeping the federal funds and equivalent foreign rates at or near zero. Increases in the federal funds and equivalent foreign rates may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments and share price may decline. Changes in central bank policies could also result in higher than normal shareholder redemptions, which could potentially increase portfolio turnover and the Fund’s transaction costs.

Collateralized Loan Obligations Risk. CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Bank Loan Risk: The market for bank loans may not be highly liquid. The Portfolio is exposed to the credit risk of the financial institution and the underlying borrower.

Collateralized Bond Obligation Risk: The pool of high yield securities underlying collateralized bond obligations is separated into groupings called tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection. The lower tranches have greater risk.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a

Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorbs losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.

Convertible Securities Risk. The market values of convertible securities are affected by market interest rates, the risk of actual issuer default on interest or principal payments and the value of the underlying common stock into which the convertible security may be converted. Additionally, a convertible security is subject to the same types of market and issuer risks as apply to the underlying common stock. In addition, certain convertible securities are subject to involuntary conversions and may undergo principal write-downs upon the occurrence of certain triggering events, and, as a result, are subject to an increased risk of loss.

Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Distressed Securities Risk: Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Portfolio will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Emerging Markets Securities Risk. Emerging markets (also referred to as developing markets) are generally subject to greater market volatility, political, social and economic instability, uncertain trading markets and more governmental limitations on foreign investment than more developed markets. In addition, companies operating in emerging markets may be subject to lower trading volume and greater price fluctuations than companies in more developed markets. Securities law and the enforcement of systems of taxation in many emerging market countries may change quickly and unpredictably. In addition, investments in emerging markets securities may also be subject to additional transaction costs, delays in settlement procedures, and lack of timely information.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.

High Yield Debt Securities (Junk Bond) Risk. Investments in high yield debt securities (“junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss. These securities are considered to be speculative with respect to the issuer’s ability to pay interest and principal when due, are more susceptible to default or decline in market value and are less liquid than investment grade debt securities. Prices of high yield debt securities tend to be very volatile.

Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mezzanine Securities Risk: Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated

Liquidity Risk. The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Mortgage- and Asset-Backed Securities Risk. Mortgage- and asset-backed securities, including collateralized debt obligations and collateralized mortgage obligations, are subject to prepayment or call risk, which is the risk that a borrower’s payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. This could result in the Fund reinvesting these early payments at lower interest rates, thereby reducing the Fund’s income. Mortgage- and asset-backed securities also are subject to extension risk, which is the risk that an unexpected rise in interest rates could reduce the rate of prepayments, causing the price of the mortgage- and asset-backed securities and the Fund’s share price to fall. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage-backed securities and could result in losses to the Fund. The Fund may invest in mortgage pools that include subprime mortgages, which are loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages. Privately issued mortgage-related securities are not subject to the same underwriting requirements as those with government or government-sponsored entity guarantees and, therefore, mortgage loans underlying privately issued mortgage-related securities may have less favorable collateral, credit risk or other underwriting characteristics, and wider interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Prepayment Risk: Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security’s maturity and the Portfolio must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

Repurchase and Reverse Repurchase Agreements Risk: Repurchase transactions are subject to credit risk and counterparty risk. They also carry the risk that the market value of the securities may increase above the resell value or decline below the repurchase price. The Portfolio could also lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio is less than the value of securities. Reverse repurchase agreements may increase the possibility of fluctuation in the Portfolio’s net asset value.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

To Be Announced (TBA) Securities Risk: TBA securities involve the risk that the security the Portfolio buys will lose value prior to its delivery. There also is the risk that the variances in interest rate, term, size, purpose and borrower characteristics.

Municipal Securities Risk. The risk of a municipal obligation generally depends on the financial and credit status of the issuer. Constitutional amendments, legislative enactments, executive orders, administrative regulations, voter initiatives, and the issuer’s regional economic conditions may affect the municipal security’s value, interest payments, repayment of principal and the Fund’s ability to sell the security. Failure of a municipal security issuer to comply with applicable tax requirements may make income paid thereon taxable, resulting in a decline in the security’s value. In addition, there could be changes in applicable tax laws or tax treatments that reduce or eliminate the current federal income tax exemption on municipal securities or otherwise adversely affect the current federal or state tax status of municipal securities.

Preferred Securities Risk. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. Preferred securities also may be subordinated to bonds or other debt instruments, subjecting them to a greater risk of non-payment, may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer.

Zero Coupon or Pay-In-Kind Securities Risk. The value, interest rates, and liquidity of non-cash paying instruments, such as zero coupon and pay-in-kind securities, are subject to greater fluctuation than other types of securities. The higher yields and interest rates on pay-in-kind securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a higher credit risk than loans that periodically pay interest.

security will not be issued or that the other party to the transaction will not meet its obligation.

Substitution No. 68.	Pioneer High Yield VCT Portfolio (Class I, Class II) replaced by Global Atlantic BlackRock High Yield Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Pioneer High Yield VCT Portfolio (Class I, Class II)	Global Atlantic BlackRock High Yield Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objective.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Bank Loan Risk: The market for bank loans may not be highly liquid. The Portfolio is exposed to the credit risk of the financial institution and the underlying borrower.

Collateralized Bond Obligation Risk: The pool of high yield securities underlying collateralized bond obligations is separated into groupings called tranches representing different and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

High yield or “junk” bond risk. Debt securities that are below investment grade, called “junk bonds,” are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Interest rate risk. Interest rates may go up, causing the value of the portfolio’s investments to decline (this risk generally will be greater for securities with longer maturities or durations). For example, if interest rates increase by 1%, the value of a fund’s portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. Interest rates in the U.S. recently have been historically low, so the portfolio faces a heightened risk that interest rates may rise. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the portfolio.

Rising interest rates can lead to increased default rates, as issuers of floating rate securities find themselves faced with higher payments. Unlike fixed rate securities, floating rate degrees of credit quality. The higher quality tranches have greater degrees of protection. The lower tranches have greater risk.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Depositary Receipts Risk: American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depositary Receipts (issued in Europe) and Global Depositary Receipts (issued throughout the world) each evidence a similar ownership arrangement. The Portfolio may invest in unsponsored Depositary Receipts. Depositary Receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Distressed Securities Risk: Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Portfolio will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the portfolio earns on its floating rate investments.

Credit risk. If an issuer or guarantor of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will typically decline.

Prepayment or call risk. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Extension risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. An instrument’s liquidity may be affected by reduced trading volume, a relative lack of market makers or legal restrictions, and illiquid securities and derivatives also may be difficult to value. Liquidity risk may be magnified in a rising interest rate environment. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Portfolio selection risk. The adviser’s judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect.

Mortgage-related and asset-backed securities risk. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities tend to be more sensitive to changes in interest rate than other types of debt

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

securities. These securities are also subject to prepayment and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Risks of instruments that allow for balloon payments or negative amortization payments. Certain debt instruments allow for balloon payments or negative amortization payments. Such instruments permit the borrower to avoid paying currently a portion of the interest accruing on the instrument. While these features make the debt instrument more affordable to the borrower in the near term, they increase the risk that the borrower will be unable to make the resulting higher payment or payments that become due at the maturity of the loan.

Risks of investing in floating rate loans. Floating rate loans and similar investments may be illiquid or less liquid than other investments and difficult to value. The value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the issuer’s obligations or may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. In particular, loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet redemptions for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests. Loans may not be considered “securities”, and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws.

Risks of investing in insurance-linked securities. The return of principal and the payment of interest on “event-linked” bonds and other insurance-linked securities are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude or other event that leads to physical or economic loss. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the portfolio may lose a portion or all of its accrued interest

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mezzanine Securities Risk: Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Prepayment Risk: Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security’s maturity and the Portfolio must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

Repurchase and Reverse Repurchase Agreements Risk: Repurchase transactions are subject to credit risk and counterparty risk. They also carry the risk that the market and/or principal invested in the event-linked bond. In addition to the specified trigger events, event-linked bonds may expose the portfolio to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Certain insurance-linked securities may have limited liquidity, or may be illiquid. The portfolio has limited transparency into the individual contracts underlying certain insurance-linked securities, which may make the risk assessment of such securities more difficult. Certain insurance-linked securities may be difficult to value.

Risks of subordinated securities. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

Risks of zero coupon bonds, payment in kind, deferred and contingent payment securities. These securities may be more speculative and may fluctuate more in value than securities which pay income periodically and in cash. In addition, although the portfolio receives no periodic cash payments on such securities, the portfolio is deemed for tax purposes to receive income from such securities, which applicable tax rules require the portfolio to distribute to shareholders. Such distributions may be taxable when distributed to taxable shareholders.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe value of the securities may increase above the resell value or decline below the repurchase price. The Portfolio could also lose money if it is unable to recover the securities and the value of the collateral held by the Portfolio is less than the value of securities. Reverse repurchase agreements may increase the possibility of fluctuation in the Portfolio’s net asset value.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

To Be Announced (TBA) Securities Risk: TBA securities involve the risk that the security the Portfolio buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation.

economic and financial difficulties.

Equity securities risk. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure to debt securities and consequently may entail greater risk of loss than debt securities. Equity securities are subject to the risk that stock prices may rise and fall in periodic cycles and may perform poorly relative to other investments. This risk may be greater in the short term.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Derivatives risk. Using swaps, futures and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Credit default swap risk. Credit default swap contracts, a type of derivative instrument, involve special risks and may result in losses to the portfolio. Credit default swaps may in some cases be illiquid, and they increase credit risk since the portfolio has exposure to the issuer of the referenced obligation and either the counterparty to the credit default swap or, if it is a cleared transaction, the brokerage firm through which the trade was cleared and the clearing organization that is the counterparty to that trade.

Risks of investing in inverse floating rate obligations. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Forward foreign currency transactions risk. The portfolio may not fully benefit from or may lose money on forward foreign currency transactions if changes in currency rates do not occur as anticipated or do not correspond accurately to changes in the value of the portfolio’s holdings, or if the counterparty defaults. Such transactions may also prevent the portfolio from realizing profits on favorable movements in exchange rates. Risk of counterparty default is greater for counterparties located in emerging markets.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Repurchase agreement risk. In the event that the other party to a repurchase agreement defaults on its obligations, the portfolio may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. In addition, if the portfolio is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals. An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 69.	Deutsche Bond VIP (Class A) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Bond VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

INTEREST RATE RISK. When interest rates rise, prices of debt securities generally decline. The fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. The longer the duration of the fund’s debt securities, the more sensitive the fund will be to interest

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Collateralized Loan Obligations Risk: A collateralized loan obligation (“CLO”) is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management and other administrative fees.

rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

CREDIT RISK. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation. Credit risk is greater for lower-rated securities.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news, or even the expectation of bad news, than investment-grade debt securities. Credit risk for high-yield securities is greater than for higher-rated securities.

For securities that rely on third-party guarantors to support their credit quality, the same risks may apply if the financial condition of the guarantor deteriorates or the guarantor ceases to insure securities. Because guarantors may insure many types of securities, including subprime mortgage bonds and other high-risk bonds, their financial condition could deteriorate as a result of events that have little or no connection to securities owned by the fund.

Some securities issued by US government agencies or instrumentalities are backed by the full faith and credit of the US government. Other securities that are supported only by the credit of the issuing agency or instrumentality are subject to greater credit risk than securities backed by the full faith and credit of the US government. This is because the US government might provide financial support, but has no obligation to do so, if there is a potential or actual loss of principal or failure to make interest payments.

Because of the rising US government debt burden, it is possible that the US government may not be able to meet its financial obligations or that securities issued by the US government may experience credit downgrades. Such a credit event may also adversely impact the financial markets and the fund.

HIGH-YIELD DEBT SECURITIES RISK. High-yield debt securities or junk bonds are generally regarded as speculative with respect to the issuer’s continuing ability to meet principal and interest payments. High-yield debt securities’ total return and yield may generally be expected to fluctuate more than the total return and yield of investment-grade debt securities. A real or perceived economic downturn or an increase in market interest rates could cause a decline in the value of high-yield debt securities, result in increased redemptions and/or result in increased portfolio turnover, which could result in a decline in net asset value of the fund, reduce liquidity for certain investments and/or increase costs. High-

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of yield debt securities are often thinly traded and can be more difficult to sell and value accurately than investment-grade debt securities as there may be no established secondary market. Investments in high-yield debt securities could increase liquidity risk for the fund. In addition, the market for high-yield debt securities can experience sudden and sharp volatility which is generally associated more with investments in stocks.

PREPAYMENT AND EXTENSION RISK. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance.

SENIOR LOANS RISK. The fund invests in senior loans that may not be rated by a rating agency, registered with the Securities and Exchange Commission or any state securities commission or listed on any national securities exchange.

Therefore, there may be less publicly available information about them than for registered or exchange-listed securities. The Advisor relies on its own evaluation of the creditworthiness of borrowers, but will consider, and may rely in part on, analyses performed by others. As a result, the fund is particularly dependent on the analytical abilities of the Advisor.

Senior loans may not be considered “securities,” and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud and misrepresentation protections of the federal securities laws. Senior loans involve other risks, including credit risk, interest rate risk, liquidity risk, and prepayment and extension risk.

Affiliates of the Advisor may participate in the primary and secondary market for senior loans. Because of limitations imposed by applicable law, the presence of the Advisor’s affiliates in the senior loan market may restrict the fund’s ability to participate in a restructuring of a senior loan or to acquire some senior loans, or affect the timing or price of such acquisition. The fund also may be in possession of material non-public information about a borrower as a result of its ownership of a senior loan. Because of prohibitions on trading in securities of issuers while in possession of such information, the fund might be unable to enter into a transaction in a publicly-traded security of that borrower when it would otherwise be advantageous to do so. If the

Advisor wishes to invest in the publicly traded securities of a borrower, it may not have access to material non-public information regarding the borrower to which other lenders have access.

investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

MARKET RISK. The market value of the securities in which the fund invests may be impacted by the prospects of individual issuers, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs.

make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Sovereign Debt Risk: Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. It is possible that issuers of U.S. Government Securities will not have the funds to meet their payment obligations in the future.

Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund, and in extreme conditions the fund could have difficulty meeting redemption requests.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

ACTIVE TRADING RISK. The fund may trade actively. This could raise transaction costs (thus lowering returns).

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 70.	Deutsche Unconstrained Income VIP (Class A) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Unconstrained Income VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

INTEREST RATE RISK. When interest rates rise, prices of debt securities generally decline. The fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. The longer the duration of the fund’s debt securities, the more sensitive the fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Collateralized Loan Obligations Risk: A collateralized loan obligation (“CLO”) is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management and other administrative fees.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to

CREDIT RISK. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation. Credit risk is greater for lower-rated securities.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news, or even the expectation of bad news, than investment-grade debt securities. Credit risk for high-yield securities is greater than for higher-rated securities.

For securities that rely on third-party guarantors to support their credit quality, the same risks may apply if the financial condition of the guarantor deteriorates or the guarantor ceases to insure securities. Because guarantors may insure many types of securities, including subprime mortgage bonds and other high-risk bonds, their financial condition could deteriorate as a result of events that have little or no connection to securities owned by the fund.

Some securities issued by US government agencies or instrumentalities are backed by the full faith and credit of the US government. Other securities that are supported only by the credit of the issuing agency or instrumentality are subject to greater credit risk than securities backed by the full faith and credit of the US government. This is because the US government might provide financial support, but has no obligation to do so, if there is a potential or actual loss of principal or failure to make interest payments.

Because of the rising US government debt burden, it is possible that the US government may not be able to meet its financial obligations or that securities issued by the US government may experience credit downgrades. Such a credit event may also adversely impact the financial markets and the fund.

HIGH-YIELD DEBT SECURITIES RISK. High-yield debt securities or junk bonds are generally regarded as speculative with respect to the issuer’s continuing ability to meet principal and interest payments. High-yield debt securities’ total return and yield may generally be expected to fluctuate more than the total return and yield of investment-grade debt securities. A real or perceived economic downturn or an increase in market interest rates could cause a decline in the value of high-yield debt securities, result in increased redemptions and/or result in increased portfolio turnover, which could result in a decline in net asset value of the fund, reduce liquidity for certain investments and/or increase costs. High-yield debt securities are often thinly traded and can be more difficult to sell and value accurately than investment-grade debt securities as there may be no established secondary the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated market. Investments in high-yield debt securities could increase liquidity risk for the fund. In addition, the market for high-yield debt securities can experience sudden and sharp volatility which is generally associated more with investments in stocks.

PREPAYMENT AND EXTENSION RISK. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected(prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance.

SENIOR LOANS RISK. The fund invests in senior loans that may not be rated by a rating agency, registered with the Securities and Exchange Commission or any state securities commission or listed on any national securities exchange.

Therefore, there may be less publicly available information about them than for registered or exchange-listed securities. The Advisor relies on its own evaluation of the creditworthiness of borrowers, but will consider, and may rely in part on, analyses performed by others. As a result, the fund is particularly dependent on the analytical abilities of the Advisor.

Senior loans may not be considered “securities,” and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud and misrepresentation protections of the federal securities laws. Senior loans involve other risks, including credit risk, interest rate risk, liquidity risk, and prepayment and extension risk.

Affiliates of the Advisor may participate in the primary and secondary market for senior loans. Because of limitations imposed by applicable law, the presence of the Advisor’s affiliates in the senior loan market may restrict the fund’s ability to participate in a restructuring of a senior loan or to acquire some senior loans, or affect the timing or price of such acquisition. The fund also may be in possession of material non-public information about a borrower as a result of its ownership of a senior loan. Because of prohibitions on trading in securities of issuers while in possession of such information, the fund might be unable to enter into a transaction in a publicly-traded security of that borrower when it would otherwise be advantageous to do so. If the Advisor wishes to invest in the publicly traded securities of a borrower, it may not have access to material non-public information regarding the borrower to which other lenders have access.

ETF RISK. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their net in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the asset value. An ETF is subject to the risks of the assets in which it invests as well as those of the investment strategy it follows. The fund incurs brokerage costs when it buys and sells shares of an ETF and also bears its proportionate share of the ETF’s fees and expenses, which are passed through to ETF shareholders.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

MARKET RISK. The market value of the securities in which the fund invests may be impacted by the prospects of individual issuers, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Sovereign Debt Risk: Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. It is possible that issuers of U.S. Government Securities will not have the funds to meet their payment obligations in the future.

fund.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund, and in extreme conditions the fund could have difficulty meeting redemption requests.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent the fund invests in a particular capitalization or sector, the fund’s performance may be affected by the general performance of that particular capitalization or sector.

DIVIDEND-PAYING STOCK RISK. As a category, dividend-paying stocks may underperform non-dividend paying stocks (and the stock market as a whole) over any period of time. In addition, issuers of dividend-paying stocks may have discretion to defer or stop paying dividends for a stated period of time. If the dividend-paying stocks held by the fund reduce or stop paying dividends, the fund’s ability to generate income may be adversely affected.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

ACTIVE TRADING RISK. The fund may trade actively. This could raise transaction costs (thus lowering returns).

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 71.	Goldman Sachs Core Fixed Income Fund (Service Shares) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Goldman Sachs Core Fixed Income Fund (Service Shares)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Principal Risks	Principal Risks

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any government agency. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. Investments in the Fund involve substantial risks which prospective investors should consider carefully before investing.

Credit/Default Risk. An issuer or guarantor of fixed income securities or instruments held by the Fund may default on its obligation to pay interest and repay principal or default on any other obligation. Additionally, the credit quality of securities may deteriorate rapidly, which may impair the Fund’s liquidity and cause significant deterioration in net asset value (“NAV”).

Derivatives Risk. Loss may result from the Fund’s investments in options, forwards, interest rate futures, interest rate swaps, credit default swaps and other derivative instruments. These instruments may be illiquid, difficult to price and leveraged so that small changes in the value of underlying instruments may produce disproportionate losses to the Fund. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. In December 2015, the Securities and Exchange Commission (“SEC”) proposed new regulations relating to a mutual fund’s use of derivatives and related instruments. If these or other regulations are adopted, they could significantly limit or impact the Fund’s ability to invest in derivatives and other instruments and adversely affect the Fund’s performance and ability to pursue its investment objectives.

Foreign and Emerging Countries Risk. Foreign securities may be subject to risk of loss because of more or less foreign government regulation, less public information and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from the imposition of exchange controls, sanctions, confiscations and other government restrictions by the United States and other governments, or from problems in registration, settlement or custody. Foreign risk also involves the risk of negative

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Collateralized Loan Obligations Risk: A collateralized loan obligation (“CLO”) is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management and other administrative fees.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging markets.

Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. The risks associated with increasing interest rates are heightened given that interest rates are near historic lows, but may be expected to increase in the future with unpredictable effects on the markets and the Fund’s investments.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or redeem large amounts of shares of the Fund. Such large shareholder redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

Mortgage-Backed and Other Asset-Backed Securities Risk. Mortgage-related and other asset-backed securities are subject to certain additional risks, including “extension risk” (i.e., in periods of rising interest rates, issuers may pay principal later than expected) and “prepayment risk” (i.e., in periods of declining interest rates, issuers may pay principal more quickly than expected, causing the Fund to reinvest proceeds at lower prevailing interest rates). Mortgage-backed securities offered by non-governmental issuers are subject to other risks as well, including failures of private insurers to meet their obligations and unexpectedly high rates of default on the mortgages backing the securities. Other asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as risks associated with the nature and servicing of the assets backing the securities. Asset-backed securities may not have the benefit of a security interest in collateral comparable to that of mortgage assets, resulting in additional credit risk.

Portfolio Turnover Rate Risk. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders.

emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable

U.S. Government Securities Risk. The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. U.S. Government Securities issued by the Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal Home Loan Banks are neither issued nor guaranteed by the U.S. Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by the Fund may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. It is possible that issuers of U.S. Government Securities will not have the funds to meet their payment obligations in the future.

conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Sovereign Debt Risk: Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. It is possible that issuers of U.S. Government

Securities will not have the funds to meet their payment obligations in the future.

Substitution No. 72.	Pioneer Bond VCT Portfolio (Class I) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Pioneer Bond VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objectives.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Collateralized Loan Obligations Risk: A collateralized loan obligation (“CLO”) is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management and other administrative fees.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and

Interest rate risk. Interest rates may go up, causing the value of the portfolio’s investments to decline (this risk generally will be greater for securities with longer maturities or durations). For example, if interest rates increase by 1%, the value of a fund’s portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. Interest rates in the U.S. recently have been historically low, so the portfolio faces a heightened risk that interest rates may rise. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the portfolio.

Credit risk. If an issuer or guarantor of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will typically decline.

Prepayment or call risk. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Extension risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. An instrument’s liquidity may be affected by reduced trading volume, a relative lack of market makers or legal restrictions, and illiquid securities and derivatives also may be difficult to value. Liquidity risk may be magnified in a rising interest rate environment. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Portfolio selection risk. The adviser’s judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect.

U.S. Treasury obligations risk. The market value of direct

currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

obligations of the U.S. Treasury may vary due to changes in interest rates. In addition, changes to the financial condition or credit rating of the U.S. government may cause the value of the portfolio’s investments in obligations issued by the U.S. Treasury to decline.

U.S. government agency obligations risk. The portfolio invests in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as FNMA, FHLMC and the FHLBs, although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. Although the U.S. government has provided financial support to FNMA and FHLMC in the past, there can be no assurance that it will support these or other government-sponsored entities in the future.

Mortgage-related and asset-backed securities risk. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities tend to be more sensitive to changes in interest rate than other types of debt securities. These securities are also subject to prepayment and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Risks of instruments that allow for balloon payments or negative amortization payments. Certain debt instruments allow for balloon payments or negative amortization payments. Such instruments permit the borrower to avoid paying currently a portion of the interest accruing on the instrument. While these features make the debt instrument more affordable to the borrower in the near term, they increase the risk that the borrower will be unable to make the resulting higher payment or payments that become due at the maturity of the loan.

High yield or “junk” bond risk. Debt securities that are below

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Sovereign Debt Risk: Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. It is possible that issuers of U.S. Government Securities will not have the funds to meet their payment obligations in the future.

investment grade, called “junk bonds,” are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Risks of investing in floating rate loans. Floating rate loans and similar investments may be illiquid or less liquid than other investments and difficult to value. The value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the issuer’s obligations or may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. In particular, loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet redemptions for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests. Loans may not be considered “securities”, and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws.

Risks of investing in insurance-linked securities. The return of principal and the payment of interest on “event-linked” bonds and other insurance-linked securities are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude or other event that leads to physical or economic loss. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the portfolio may lose a portion or all of its accrued interest and/or principal invested in the event-linked bond. In addition to the specified trigger events, event-linked bonds may expose the portfolio to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Certain insurance-linked securities may have limited liquidity, or may be illiquid. The portfolio has limited transparency into the individual contracts underlying certain insurance-linked securities, which may make the risk assessment of such securities more difficult. Certain insurance-linked securities may be difficult to value.

Risks of subordinated securities. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

Municipal securities risk. The municipal bond market can be susceptible to unusual volatility, particularly for lower-rated and unrated securities. Liquidity can be reduced unpredictably in response to overall economic conditions or credit tightening. Municipal issuers may be adversely affected by rising health care costs, increasing unfunded pension liabilities, and by the phasing out of federal programs providing financial support. Unfavorable conditions and developments relating to projects financed with municipal securities can result in lower revenues to issuers of municipal securities, potentially resulting in defaults. Issuers often depend on revenues from these projects to make principal and interest payments. The value of municipal securities can also be adversely affected by changes in the financial condition of one or more individual municipal issuers or insurers of municipal issuers, regulatory and political developments, tax law changes or other legislative actions, and by uncertainties and public perceptions concerning these and other factors. Municipal issuers may be more susceptible to downgrades or defaults during recessions or similar periods of economic stress. In recent periods, an increasing number of municipal issuers in the United States have defaulted on obligations and commenced insolvency proceedings. Financial difficulties of municipal issuers may continue or get worse. To the extent the portfolio invests significantly in a single state or in securities the payments on which are dependent upon a single project or source of revenues, or that relate to a sector or industry, the portfolio will be more susceptible to associated risks and developments.

Risks of zero coupon bonds, payment in kind, deferred and contingent payment securities. These securities may be more speculative and may fluctuate more in value than securities which pay income periodically and in cash. In addition, although the portfolio receives no periodic cash payments on such securities, the portfolio is deemed for tax purposes to receive income from such securities, which applicable tax rules require the portfolio to distribute to shareholders. Such distributions may be taxable when distributed to taxable shareholders.

Risks of investing in when-issued, delayed delivery, to be announced and forward commitment transactions. The market value of these transactions may increase or decrease as a result of changes in interest rates. These transactions involve risk of loss if the value of the underlying security changes unfavorably before the settlement date or if the assets set aside to pay for these securities decline in value prior to the settlement date. Therefore, these transactions may have a leveraging effect on the portfolio, making the value of an investment in the portfolio more volatile and increasing the portfolio’s overall investment exposure. There is also a risk that the other party to the transaction will default on its obligation to purchase or sell the security, which may result in the portfolio missing the opportunity to obtain a favorable price or yield elsewhere.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Derivatives risk. Using swaps, futures and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Credit default swap risk. Credit default swap contracts, a type of derivative instrument, involve special risks and may result in losses to the portfolio. Credit default swaps may in some cases be illiquid, and they increase credit risk since the portfolio has exposure to the issuer of the referenced obligation and either the counterparty to the credit default swap or, if it is a cleared transaction, the brokerage firm through which the trade was cleared and the clearing organization that is the counterparty to that trade.

Risks of investing in inverse floating rate obligations. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Repurchase agreement risk. In the event that the other party to a repurchase agreement defaults on its obligations, the portfolio may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. In addition, if the portfolio is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Portfolio turnover risk. If the portfolio does a lot of trading, it may incur additional operating expenses, which would reduce performance. A higher level of portfolio turnover may also cause taxable shareholders to incur a higher level of taxable income or capital gains.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals. An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 73.	Pioneer Strategic Income VCT Portfolio (Class I) replaced by Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Pioneer Strategic Income VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)

Principal Risks	Principal Risks

You could lose money on your investment in the portfolio. As with any mutual fund, there is no guarantee that the portfolio will achieve its objective.

Market risk. The values of securities held by the portfolio

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past several years, financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently has reduced its market support activities. Further reduction or withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support, including interest rate increases, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the portfolio invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

High yield or “junk” bond risk. Debt securities that are below investment grade, called “junk bonds,” are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Interest rate risk. Interest rates may go up, causing the value of the portfolio’s investments to decline (this risk generally will be greater for securities with longer maturities or durations). For example, if interest rates increase by 1%, the value of a fund’s portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. Interest rates in the U.S. recently have been historically low, so the portfolio faces a heightened risk that

Collateralized Loan Obligations Risk: A collateralized loan obligation (“CLO”) is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management and other administrative fees.

Convertible Securities Risk: The market value of a convertible security is usually inversely related to the market interest rate. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. A convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock into which it may be converted.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

Emerging Markets Risk: Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk interest rates may rise. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the portfolio.

Rising interest rates can lead to increased default rates, as issuers of floating rate securities find themselves faced with higher payments. Unlike fixed rate securities, floating rate securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the portfolio earns on its floating rate investments.

Credit risk. If an issuer or guarantor of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will typically decline.

Prepayment or call risk. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Extension risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security.

Liquidity risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. An instrument’s liquidity may be affected by reduced trading volume, a relative lack of market makers or legal restrictions, and illiquid securities and derivatives also may be difficult to value. Liquidity risk may be magnified in a rising interest rate environment. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Portfolio selection risk. The adviser’s judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect.

U.S. Treasury obligations risk. The market value of direct

factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Liquidity Risk: Illiquid investments may be more difficult to value. Liquidity risk may also refer to the risk that the Portfolio will not be able to pay redemption proceeds within the allowable time period, which may force the Portfolio to sell securities at an unfavorable time and/or under unfavorable conditions.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual equity and fixed income securities. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Mortgage- and Asset-Backed Securities Risks: Mortgage- and asset-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Portfolio may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying obligations of the U.S. Treasury may vary due to changes in interest rates. In addition, changes to the financial condition or credit rating of the U.S. government may cause the value of the portfolio’s investments in obligations issued by the U.S. Treasury to decline.

U.S. government agency obligations risk. The portfolio invests in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as FNMA, FHLMC and the FHLBs, although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. Although the U.S. government has provided financial support to FNMA and FHLMC in the past, there can be no assurance that it will support these or other government-sponsored entities in the future.

Mortgage-related and asset-backed securities risk. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities tend to be more sensitive to changes in interest rate than other types of debt securities. These securities are also subject to prepayment and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Risks of instruments that allow for balloon payments or negative amortization payments. Certain debt instruments allow for balloon payments or negative amortization payments. Such instruments permit the borrower to avoid paying currently a portion of the interest accruing on the instrument. While these features make the debt instrument more affordable to the borrower in the near term, they increase the risk that the borrower will be unable to make the resulting higher payment or payments that become due at the maturity of the loan.

Risks of investing in floating rate loans. Floating rate loans loans. To the Portfolio this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Portfolio may have paid. Mortgage prepayments generally increase when interest rates fall. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Portfolio’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset-backed securities are subject to prepayment and extension risks.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Turnover Rate Risk: A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Portfolio and its shareholders.

Sovereign Debt Risk: Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.

U.S. Government Securities Risk: The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. It is possible that issuers of U.S. Government Securities will not have the funds to meet their payment obligations in the future.

and similar investments may be illiquid or less liquid than other investments and difficult to value. The value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the issuer’s obligations or may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. In particular, loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet redemptions for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests. Loans may not be considered “securities”, and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws.

Collateral risk. The value of collateral, if any, securing a floating rate loan can decline, and may be insufficient to meet the issuer’s obligations or may be difficult to liquidate. In addition, the portfolio’s access to collateral may be limited by bankruptcy or other insolvency laws. Uncollateralized loans involve a greater risk of loss.

Risk of disadvantaged access to confidential information. The adviser’s decision not to receive material, non-public information about an issuer of a loan either held by, or considered for investment by, the portfolio, under normal circumstances could place it at a disadvantage, relative to other loan investors, in assessing a loan or the loan’s issuer, and adversely affect the portfolio’s investment performance.

Risks of investing in insurance-linked securities. The return of principal and the payment of interest on “event-linked” bonds and other insurance-linked securities are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude or other event that leads to physical or economic loss. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the portfolio may lose a portion or all of its accrued interest and/or principal invested in the event-linked bond. In addition to the specified trigger events, event-linked bonds may expose the portfolio to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Certain insurance-linked securities may have limited liquidity, or may be illiquid.

The portfolio has limited transparency into the individual contracts underlying certain insurance-linked securities,

which may make the risk assessment of such securities more difficult. Certain insurance-linked securities may be difficult to value.

Inflation-linked securities risk. The principal or interest of inflation-linked securities such as TIPS is adjusted periodically to a specified rate of inflation. The inflation index used may not accurately measure the real rate of inflation. Inflation-linked securities may lose value or interest payments on such securities may decline in the event that the actual rate of inflation is different than the rate of the inflation index, and losses may exceed those experienced by other debt securities with similar durations. The values of inflation-linked securities may not be directly correlated to changes in interest rates, for example if interest rates rise for reasons other than inflation.

Risks of subordinated securities. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

Municipal securities risk. The municipal bond market can be susceptible to unusual volatility, particularly for lower-rated and unrated securities. Liquidity can be reduced unpredictably in response to overall economic conditions or credit tightening. Municipal issuers may be adversely affected by rising health care costs, increasing unfunded pension liabilities, and by the phasing out of federal programs providing financial support. Unfavorable conditions and developments relating to projects financed with municipal securities can result in lower revenues to issuers of municipal securities, potentially resulting in defaults. Issuers often depend on revenues from these projects to make principal and interest payments. The value of municipal securities can also be adversely affected by changes in the financial condition of one or more individual municipal issuers or insurers of municipal issuers, regulatory and political developments, tax law changes or other legislative actions, and by uncertainties and public perceptions concerning these and other factors. Municipal issuers may be more susceptible to downgrades or defaults during recessions or similar periods of economic stress. In recent periods, an increasing number of municipal issuers in the United States have defaulted on obligations and commenced insolvency proceedings. Financial difficulties of municipal issuers may continue or get worse. To the extent the portfolio invests significantly in a single state or in securities the payments on which are dependent upon a single project or source of revenues, or that relate to a sector or industry, the portfolio will be more susceptible to associated risks and developments.

Risks of zero coupon bonds, payment in kind, deferred and contingent payment securities. These securities may be more speculative and may fluctuate more in value than securities which pay income periodically and in cash. In addition, although the portfolio receives no periodic cash payments on such securities, the portfolio is deemed for tax purposes to receive income from such securities, which applicable tax rules require the portfolio to distribute to shareholders. Such distributions may be taxable when distributed to taxable shareholders.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Currency risk. The portfolio could experience losses based on changes in the exchange rate between non-U.S. currencies and the U.S. dollar or as a result of currency conversion costs. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls and speculation.

Equity securities risk. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure to debt securities and consequently may entail greater risk of loss than debt securities. Equity securities are subject to the risk that stock prices may rise and fall in periodic cycles and may perform poorly relative to other investments. This risk may be greater in the short term.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Derivatives risk. Using swaps, futures and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Credit default swap risk. Credit default swap contracts, a type of derivative instrument, involve special risks and may result in losses to the portfolio. Credit default swaps may in some cases be illiquid, and they increase credit risk since the portfolio has exposure to the issuer of the referenced obligation and either the counterparty to the credit default swap or, if it is a cleared transaction, the brokerage firm through which the trade was cleared and the clearing organization that is the counterparty to that trade.

Risks of investing in inverse floating rate obligations. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Forward foreign currency transactions risk. The portfolio may not fully benefit from or may lose money on forward foreign currency transactions if changes in currency rates do not occur as anticipated or do not correspond accurately to changes in the value of the portfolio’s holdings, or if the counterparty defaults. Such transactions may also prevent the portfolio from realizing profits on favorable movements in exchange rates. Risk of counterparty default is greater for counterparties located in emerging markets.

Leveraging risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Repurchase agreement risk. In the event that the other party to a repurchase agreement defaults on its obligations, the portfolio may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. In addition, if the portfolio is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Valuation risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Expense risk. Your actual costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

Please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals. An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Substitution No. 74.	Alger Balanced Portfolio (Class I-2) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Alger Balanced Portfolio (Class I-2)	Global Atlantic BlackRock Allocation Portfolio (Class I)

Principal Risks	Principal Risks

Equity Securities Risk — As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Investment Style Risk — Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value

Fixed-Income Securities Risk — The primary risks arising from the fixed-income portion of the Portfolio are:

•  sensitivity to interest-rate movements, in particular with longer-maturity securities;

•  greater risks of default, less liquidity and greater price volatility with lower rated securities;

•  sensitivity of the value of the Portfolio to issuers’ falling credit ratings or defaults;

•  prepayment of securities in a period of falling interest rates necessitating reinvestment in lower-yielding securities;

•  market illiquidity;

•  changes in laws or government regulations adversely affecting issuers or market values of securities; and

•  suspension of U.S. Government support to U.S. Government-sponsored agencies or instrumentalities.

Foreign Securities Risk — the Portfolio’s performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the Sub-Adviser may not be able to liquidate the Portfolio’s holdings at the most optimal time, adversely affecting performance.

Because the Portfolio’s investments include shares of the ETFs, the Portfolio’s risks include the risks of each ETF. For efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

this reason, the risks associated with investing in the Portfolio include the risks of investing in each ETF. The ETFs in which the Portfolio invests will not be able to replicate exactly the performance of the indices they track.

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both because the fees payable to it and/or its affiliates by some ETFs are higher than the fees payable by other ETFs and because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual ETFs. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Non-Diversification Risk: The Portfolio has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Structure Risk: The Portfolio invests in ETFs and incurs expenses related to each Underlying ETF. In addition, investors in the Portfolio will incur fees to pay for certain expenses related to the operations of the Portfolio.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 75.	Deutsche Global Income Builder VIP (Class A) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I)

Existing Portfolio	Replacement Portfolio
Deutsche Global Income Builder VIP (Class A)	Global Atlantic BlackRock Allocation Portfolio (Class I)

Principal Risks	Principal Risks

There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

ASSET ALLOCATION RISK. Portfolio management may favor one or more types of investments or assets that underperform other investments, assets, or securities markets as a whole. Anytime portfolio management buys or sells securities in order to adjust the fund’s asset allocation this will increase portfolio turnover and generate transaction costs.

STOCK MARKET RISK. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks.

These may affect single companies as well as groups of companies. In addition, movements in financial markets may adversely affect a stock’s price, regardless of how well the company performs. The market as a whole may not favor the types of investments the fund makes, which could affect the fund’s ability to sell them at an attractive price. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.

SMALL COMPANY RISK. Small company stocks tend to be more volatile than medium-sized or large company stocks. Because stock analysts are less likely to follow small companies, less information about them is available to investors. Industry-wide reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

DIVIDEND-PAYING STOCK RISK. As a category, dividend-paying stocks may underperform non-dividend paying stocks (and the stock market as a whole) over any period of time. In addition, issuers of dividend-paying stocks may have discretion to defer or stop paying dividends for a stated period of time. If the dividend-paying stocks held by

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the Sub-Adviser may not be able to liquidate the Portfolio’s holdings at the most optimal time, adversely affecting performance.

Because the Portfolio’s investments include shares of the ETFs, the Portfolio’s risks include the risks of each ETF. For this reason, the risks associated with investing in the Portfolio include the risks of investing in each ETF. The ETFs in which the Portfolio invests will not be able to replicate exactly the performance of the indices they track.

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both because the fees payable to it and/or its affiliates by some ETFs are higher than the fees payable by other ETFs and the fund reduce or stop paying dividends, the fund’s ability to generate income may be adversely affected.

FOREIGN INVESTMENT RISK. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

EMERGING MARKETS RISK. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.

REGIONAL FOCUS RISK. Focusing investments in a single country or few countries, or regions, involves increased currency, political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.

DERIVATIVES RISK. Risks associated with derivatives may include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

CURRENCY RISK. Changes in currency exchange rates may affect the value of the fund’s investments and the fund’s share price. The value of currencies are influenced by a variety of factors, that include: interest rates, national debt levels and trade deficits, changes in balances of payments and trade, domestic and foreign interest and inflation rates, global or regional political, economic or financial events, monetary policies of governments, actual or potential government intervention, global energy prices, political instability and government monetary policies and the buying or selling of currency by a country’s government. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the US dollar or, in the case of hedged positions, that the US dollar will decline relative to the currency being hedged. Currency exchange rates can be very volatile and can change quickly and unpredictably.

because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

COUNTERPARTY RISK. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.

CREDIT RISK. The fund’s performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation. Credit risk is greater for lower-rated securities.

Because the issuers of high-yield debt securities or junk bonds (debt securities rated below the fourth highest credit rating category) may be in uncertain financial health, the prices of their debt securities can be more vulnerable to bad economic news, or even the expectation of bad news, than investment-grade debt securities. Credit risk for high-yield securities is greater than for higher-rated securities.

HIGH-YIELD DEBT SECURITIES RISK. High-yield debt securities or junk bonds are generally regarded as speculative with respect to the issuer’s continuing ability to meet principal and interest payments. High-yield debt securities’ total return and yield may generally be expected to fluctuate more than the total return and yield of investment-grade debt securities. A real or perceived economic downturn or an increase in market interest rates could cause a decline in the value of high-yield debt securities, result in increased redemptions and/or result in increased portfolio turnover, which could result in a decline in net asset value of the fund, reduce liquidity for certain investments and/or increase costs. High-yield debt securities are often thinly traded and can be more difficult to sell and value accurately than investment-grade debt securities as there may be no established secondary market. Investments in high-yield debt securities could increase liquidity risk for the fund. In addition, the market for high-yield debt securities can experience sudden and sharp volatility which is generally associated more with investments in stocks.

INTEREST RATE RISK. When interest rates rise, prices of debt securities generally decline. The fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. The longer the duration of the fund’s debt securities, the more sensitive the fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

INFLATION-INDEXED BOND RISK. Any rise in interest rates may cause inflation-indexed bonds to decline in price, hurting fund performance. If interest rates rise due to reasons

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual ETFs. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Non-Diversification Risk: The Portfolio has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Structure Risk: The Portfolio invests in ETFs and incurs expenses related to each Underlying ETF. In addition, investors in the Portfolio will incur fees to pay for certain expenses related to the operations of the Portfolio.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

other than inflation, the fund’s investment in these securities may not be fully protected from the effects of rising interest rates. The fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. The performance of any bonds that are indexed to non-US rates of inflation may be higher or lower than those indexed to US inflation rates. The fund’s actual returns could fail to match the real rate of inflation.

PREPAYMENT AND EXTENSION RISK. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance.

MUNICIPAL SECURITIES RISK. The fund could be impacted by events in the municipal securities market, including the supply and demand for municipal securities. Negative events, such as severe fiscal difficulties, bankruptcy of one or more issuers, an economic downturn, unfavorable legislation, court rulings or political developments, or reduced monetary support from the federal government could hurt fund performance.

SENIOR LOANS RISK. The fund invests in senior loans that may not be rated by a rating agency, registered with the Securities and Exchange Commission or any state securities commission or listed on any national securities exchange. Therefore, there may be less publicly available information about them than for registered or exchange-listed securities. The Advisor relies on its own evaluation of the creditworthiness of borrowers, but will consider, and may rely in part on, analyses performed by others. As a result, the fund is particularly dependent on the analytical abilities of the Advisor.

Senior loans may not be considered “securities,” and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud and misrepresentation protections of the federal securities laws. Senior loans involve other risks, including credit risk, interest rate risk, liquidity risk, and prepayment and extension risk.

Affiliates of the Advisor may participate in the primary and secondary market for senior loans. Because of limitations imposed by applicable law, the presence of the Advisor’s affiliates in the senior loan market may restrict the fund’s ability to participate in a restructuring of a senior loan or to acquire some senior loans, or affect the timing or price of such acquisition. The fund also may be in possession of material non-public information about a borrower as a result of its ownership of a senior loan. Because of prohibitions on trading in securities of issuers while in possession of such information, the fund might be unable to enter into a transaction in a publicly-traded security of that borrower when it would otherwise be advantageous to do so. If the Advisor wishes to invest in the publicly traded securities of a borrower, it may not have access to material non-public information regarding the borrower to which other lenders have access.

ETF RISK. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their net asset value. An ETF is subject to the risks of the assets in which it invests as well as those of the investment strategy it follows. The fund incurs brokerage costs when it buys and sells shares of an ETF and also bears its proportionate share of the ETF’s fees and expenses, which are passed through to ETF shareholders.

SECURITIES LENDING RISK. Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the fund and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

COMMODITIES-RELATED INVESTMENTS RISK. The commodities-linked derivative instruments in which the fund invests tend to be more volatile than many other types of securities and may subject the fund to special risks that do not apply to all derivatives transactions. For example, the value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, changes in storage costs, embargoes, tariffs, policies of commodity cartels and international economic, political and regulatory developments.

INFRASTRUCTURE-RELATED COMPANIES RISK. Infrastructure-related companies can be affected by various factors, including general or local economic conditions and political developments, general changes in market sentiment towards infrastructure assets, high interest costs in connection with capital construction and improvement programs, difficulty in raising capital, costs associated with compliance with changes in regulations, regulation or intervention by various government authorities, including government regulation of rates, inexperience with and potential losses resulting from the deregulation of a particular industry or sector, changes in tax laws, environmental problems, technological changes, surplus capacity, casualty losses, threat of terrorist attacks and changes in interest rates.

REAL ESTATE SECURITIES RISK. The value of real estate securities in general, and REITs in particular, are subject to the same risks as direct investments and will depend on the value of the underlying properties or the underlying loans or interest. The value of these securities will rise and fall in response to many factors, including economic conditions, the demand for rental property and interest rates. In particular, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management of the underlying properties. REITs may be more volatile and/or more illiquid than other types of equity securities.

SECURITY SELECTION RISK. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, the relative attractiveness of different securities or other matters.

MARKET RISK. The market value of the securities in which the fund invests may be impacted by the prospects of individual issuers, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets.

FOCUS RISK. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.

LIQUIDITY RISK. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund.

PRICING RISK. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.

IPO RISK. Prices of securities bought in an initial public offering (IPO) may rise and fall rapidly, often because of investor perceptions rather than economic reasons. To the extent a mutual fund is small in size, its IPO investments may have a significant impact on its performance since they may represent a larger proportion of the fund’s overall portfolio as compared to the portfolio of a larger fund.

OPERATIONAL AND TECHNOLOGY RISK. Cyber-attacks, disruptions, or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations.

Substitution No. 76.	Fidelity VIP Asset Manager Portfolio (Initial Class, Service Class 2) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
Fidelity VIP Asset Manager Portfolio (Initial Class)	Global Atlantic BlackRock Allocation Portfolio (Class I)
Fidelity VIP Asset Manager Portfolio (Service Class 2)	Global Atlantic BlackRock Allocation Portfolio (Class II)

Principal Risks	Principal Risks

•                  Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

•                  Interest Rate Changes.  Interest rate increases can cause the price of a debt security to decrease.

•                  Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

•                  Prepayment.  The ability of an issuer of a debt security to repay principal prior to a security’s maturity can cause greater price volatility if interest rates change.

•                  Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the Sub-Adviser may not be able to liquidate the Portfolio’s holdings at the most optimal time, adversely affecting performance.

sensitivity to adverse issuer, political, regulatory, market, or economic developments. You could lose money by investing in the fund.

Because the Portfolio’s investments include shares of the ETFs, the Portfolio’s risks include the risks of each ETF. For this reason, the risks associated with investing in the Portfolio include the risks of investing in each ETF. The ETFs in which the Portfolio invests will not be able to replicate exactly the performance of the indices they track.

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both because the fees payable to it and/or its affiliates by some ETFs are higher than the fees payable by other ETFs and because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual ETFs. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Non-Diversification Risk: The Portfolio has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Structure Risk: The Portfolio invests in ETFs and incurs expenses related to each Underlying ETF. In addition, investors in the Portfolio will incur fees to pay for certain expenses related to the operations of the Portfolio.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 77.	LVIP Delaware Foundation Moderate Allocation Fund (Standard Class) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
LVIP Delaware Foundation Moderate Allocation Fund (Standard Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Principal Risks	Principal Risks

All mutual funds carry risk.  Accordingly, loss of money is a risk of investing in the Fund. Here are specific principal risks of investing in the Fund:

Market Risk. The value of portfolio investments may decline. As a result, your investment in a fund may decline in value and you could lose money.

Asset Allocation Risk. With an asset allocation strategy, the amount invested in various asset classes of securities may change over time. Asset allocation risk could result in an allocation to an underperforming asset class.

Growth Stocks Risk. Growth stocks, due to their relatively high market valuations, typically have been more volatile than value stocks. Growth stocks may not pay dividends, or may pay lower dividends, than value stocks and may be more adversely affected in a down market.

Value Stocks Risk. Value stocks tend to be inexpensive relative to their earnings or assets compared to other types of stocks, such as growth stocks. Value stocks can continue to be inexpensive for long periods of time, may not ever realize their potential value, and may even go down in price.

Small and Medium-Cap Companies Risk. The value of securities issued by small and medium-sized companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. These less developed, lesser-known companies may experience greater risks than those normally associated with larger companies.

Interest Rate Risk. When interest rates rise, fixed income securities (i.e., debt obligations) generally will decline in value. These declines in value are greater for fixed income securities with longer maturities or durations.

Credit Risk. Credit risk is the risk that the issuer of a debt obligation will be unable or unwilling to make interest or principal payments on time. Credit risk is often gauged by “credit ratings” assigned by nationally recognized statistical rating organizations (“NRSROs”). A decrease in an issuer’s credit rating may cause a decline in the value of the issuer’s debt obligations. However, credit ratings may not reflect the issuer’s current financial condition or events since the security was last rated by a rating agency. Credit ratings also may be

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the Sub-Adviser may not be able to liquidate the Portfolio’s holdings at the most optimal time, adversely affecting performance.

Because the Portfolio’s investments include shares of the ETFs, the Portfolio’s risks include the risks of each ETF. For this reason, the risks associated with investing in the Portfolio include the risks of investing in each ETF. The ETFs in which the Portfolio invests will not be able to replicate exactly the performance of the indices they track.

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both influenced by rating agency conflicts of interest or based on historical data that are no longer applicable or accurate.

Prepayment/Call Risk. Debt securities are subject to prepayment risk when the issuer can “call” the security, or repay principal, in whole or in part, prior to the security’s maturity. When the Fund reinvests the prepayments of principal it receives, it may receive a rate of interest that is lower than the rate on the called security.

Below Investment Grade Bond Risk. Below investment grade bonds, otherwise known as high yield bonds (“junk bonds”), generally have a greater risk of principal loss than investment grade bonds. Below investment grade bonds are often considered speculative and involve significantly higher credit risk and liquidity risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates and may be subject to negative perceptions of the junk bond markets generally and less secondary market liquidity.

Foreign Investments Risk. Foreign investments have additional risks that are not present when investing in U.S. investments. Foreign currency fluctuations or economic or financial instability could cause the value of foreign investments to fluctuate. Additionally, foreign investments include the risk of loss from foreign government or political actions including; for example, the imposition of exchange controls, confiscations and other government restrictions, or from problems in registration, settlement or custody. Investing in foreign investments may involve risks resulting from the reduced availability of public information concerning issuers. Foreign investments may be less liquid and their prices more volatile than comparable investments in U.S. issuers.

Emerging Markets Risk. Companies located in emerging markets tend to be less liquid, have more volatile prices, and have significant potential for loss in comparison to investments in developed markets.

Foreign Currency Risk. Foreign currency risk is the risk that the U.S. dollar value of foreign investments may be negatively affected by changes in foreign (non-U.S.) currency rates. Currency exchange rates may fluctuate significantly over short periods of time. In addition, currency management strategies may substantially change the Fund’s exposure to currency exchange rates and could negatively affect the value of the Fund’s foreign investments, if currencies do not perform as expected. Currency management strategies also may reduce the Fund’s ability to benefit from favorable changes in currency exchange rates.

Currency Management Strategy Risk. Currency management strategies, including cross-hedging, may substantially change because the fees payable to it and/or its affiliates by some ETFs are higher than the fees payable by other ETFs and because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective exposure to currency exchange rates and could result in losses if currencies do not perform as expected. In addition, currency management strategies, to the extent that they reduce exposure to currency risks, also may reduce the ability to benefit from favorable changes in currency exchange rates. Furthermore, there may not be perfect correlation between the amount of exposure to a particular currency and the amount of securities in the portfolio denominated in that currency. Currency rates may also fluctuate significantly, reducing returns.

Regional Risk. The Fund will generally have more exposure to the specific market, currency, economic, political, regulatory, geopolitical, or other risks in the regions or countries in which it invests. As a result, the Fund could experience substantial illiquidity, volatility or reduction in the value of its investments, as compared to a more geographically-diversified fund.

Derivatives Risk. Derivatives, such as futures, forwards, options and swaps, involve risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives prices can be volatile and may move in unexpected ways, especially in unusual market conditions. Some derivatives are particularly sensitive to changes in interest rates. In addition, there may be imperfect correlation between the price of the derivatives contract and the price of the underlying securities. Other risks include the potential inability to terminate or sell derivative positions. Further, losses could result if the counterparty to a transaction does not perform as promised. Derivative instruments may be “leveraged”, which may magnify or otherwise increase investment losses.

Real Estate and Real Estate Investment Trusts (REITs) Risk. Investing in real estate securities (including REITs) is subject to the risks associated with the direct ownership and development of real estate. These risks include declines in real estate values, fluctuations in rental income (due in part to vacancies and rates), increases in operating costs and property taxes, increases in financing costs or inability to procure financing, potential environmental liabilities and changes in zoning laws and other regulations. REITs whose underlying properties are concentrated in a particular industry or geographic region are subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual ETFs. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Non-Diversification Risk: The Portfolio has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Structure Risk: The Portfolio invests in ETFs and incurs expenses related to each Underlying ETF. In addition, investors in the Portfolio will incur fees to pay for certain expenses related to the operations of the Portfolio.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.

Substitution No. 78.	MFS Total Return Series (Service Class) replaced by Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Existing Portfolio	Replacement Portfolio
MFS Total Return Series (Service Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

Principal Risks	Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Value Company Risk:  The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general.

Debt Market Risk:  Debt markets can be volatile and can decline significantly in response to changes in, or investor perceptions of changes in, market, economic, industry, political, regulatory, geopolitical, and other conditions that affect a particular type of instrument, issuer, or borrower, and/or that affect the debt market generally.

Interest Rate Risk:  In general, the price of a debt instrument falls when interest rates rise and rises when interest rates fall. Interest rate risk is generally greater for instruments with longer maturities, or that do not pay current interest.

Credit Risk:  The price of a debt instrument depends, in part, on the credit quality of the issuer, borrower, counterparty, or other entity responsible for payment, or underlying collateral or assets and the terms of the instrument. The price of a debt instrument can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or other entity, or underlying collateral or assets, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, and other conditions.

Foreign Risk:  Exposure to foreign markets through issuers or currencies can involve additional risks relating to market,

As with all mutual funds, there is the risk that you could lose money through your investment in the Portfolio. Many factors affect the Portfolio’s net asset value and performance. The following is a summary description of principal risks of investing in the Portfolio.

Derivatives Risk: The Portfolio’s use of derivatives may reduce the Portfolio’s returns and/or increase volatility. The use of derivatives may also result in leverage, which can magnify the effects of changes in the value of the Portfolio’s investments and make it more volatile. Many types of derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligation. In addition, the fluctuations in the values of derivatives may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Portfolio to sell or otherwise close-out a derivatives position could expose the Portfolio to losses and could make derivatives more difficult for the Portfolio to value accurately.

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the Sub-Adviser may not be able to liquidate the Portfolio’s holdings at the most optimal time, adversely affecting performance.

Because the Portfolio’s investments include shares of the ETFs, the Portfolio’s risks include the risks of each ETF. For this reason, the risks associated with investing in the Portfolio include the risks of investing in each ETF. The ETFs in which the Portfolio invests will not be able to replicate exactly the performance of the indices they track.

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both because the fees payable to it and/or its affiliates by some economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Prepayment/Extension Risk:  Instruments subject to prepayment and/or extension can reduce the potential for gain for the instrument’s holders if the instrument is prepaid and increase the potential for loss if the maturity of the instrument is extended.

Liquidity Risk:  It may be difficult to value, and it may not be possible to sell, certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at a price or time that is not advantageous in order to meet redemptions or other cash needs.

Investment Selection Risk:  MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

ETFs are higher than the fees payable by other ETFs and because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

Equity Risk: Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Fixed Income Risk: The value of bonds and other fixed income securities will fluctuate with changes in interest rates. Typically, a rise in periods of volatility and rising interest rates may lead to increased redemptions and volatility and decreased liquidity in the fixed income markets, making it more difficult to sell fixed income holdings. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Other risk factors include credit risk (the debtor may default or get downgraded), prepayment risk (the debtor may pay its obligations early, reducing the amount of interest payments), extension risk (repayments may occur more slowly if interest rates rise) and income risk (distributions to shareholders may decline where interest rates fall or defaults occur). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk: Foreign equity securities denominated in non-US dollar currencies will subject the Portfolio to currency trading risks that include market risk and country risk. Market risk results from adverse changes in exchange rates. Country risk arises because a government may interfere with transactions in its currency.

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Forward Currency Contracts Risk: Use of forward currency contracts can have the effect of reducing returns, limiting opportunities for gain and creating losses. Forward currency contracts do not eliminate fluctuations in the value of foreign securities but allow the Portfolio to establish a fixed rate of exchange for a future point in time.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance or the historical and prospective earnings of the issuer.

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the ability to sell bonds. The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

Limited History of Operation Risk: The Portfolio has a limited history of operation for investors to evaluate.

Management Risk: The strategies employed by the Portfolio’s Sub-Adviser may not produce the desired results, and may result in losses to the Portfolio.

Market Risk: Overall securities market risks may affect the value of individual ETFs. Factors such as foreign and domestic economic growth and market conditions, interest rate levels, and political events may adversely affect the securities markets.

Non-Diversification Risk: The Portfolio has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Over-the-Counter Transactions Risk: The Portfolio engages in over-the-counter (“OTC”) transactions, some of which trade in a dealer network, rather than on an exchange. In general, there is less governmental regulation and supervision of transactions in the OTC markets than transactions entered into on organized exchanges.

Portfolio Structure Risk: The Portfolio invests in ETFs and incurs expenses related to each Underlying ETF. In addition, investors in the Portfolio will incur fees to pay for certain expenses related to the operations of the Portfolio.

Settlement Risk: Settlement risk is the risk that a settlement in a transfer system does not take place as expected. If the Portfolio cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Portfolio could be liable for any losses incurred.